 As filed with the U.S. Securities and Exchange Commission on November 14, 2014
                                                  Registration Nos. 333-________
                                                                       811-07971
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
Pre-Effective Amendment No.                                                  [_]
Post-Effective Amendment                                                     [_]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [_]
  Amendment No. 14                                                           [X]

                 MetLife Investors Variable Life Account One
                           (Exact Name of Registrant)
                         MetLife Insurance Company USA
                              (Name of Depositor)
                        11225 North Community House Road
                              Charlotte, NC 28277
              (Address of depositor's principal executive offices)

                    ---------------------------------------
                              Eric T. Steigerwalt
                                   President
                         MetLife Insurance Company USA
                        11225 North Community House Road
                              Charlotte, NC 28277
                    (Name and address of agent for service)
                                    Copy to:
                           W. Thomas Conner, Esquire
                                 Reed Smith LLP
                              1301 K Street, N.W.
                          Washington, D.C. 20005-3373

Approximate Date of Proposed Filing:

As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine. Title of Securities Being Registered: Flexible Premium Joint and Last Survivor Variable Life Policies and Flexible Premium Variable
Life Insurance Policies. This Registration Statement relates to Registration Statement No. 333-69522.

                         METLIFE INSURANCE COMPANY USA
                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014

   This supplement describes the recent merger involving MetLife Investors Insurance Company, the insurer that issued your variable life insurance contract, and what it means for you. The supplement updates certain information contained in, and should be read in conjunction with, the prospectus for your contract. Please read it and keep it with your prospectus for future reference. You may obtain a copy of the prospectus for your contract by writing to MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277, or by calling 1-800-638-5000, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

   Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. Accordingly, all references in your prospectus to MetLife Investors Insurance Company are replaced with MetLife USA.

   As a result of the merger, MetLife USA assumed legal ownership of all of the assets of MetLife Investors Insurance Company, including the separate account referenced above and the assets held in the separate account. MetLife USA is now responsible for administering your contract and paying any benefits due to you under the contract. In other words, you are now a contract owner of MetLife USA.

   The transfer of your contract to MetLife USA will not impact the administration of your contract. In particular:

   . There are no changes in our obligations or your rights and benefits under your contract as a result of the merger.

   . All of the investment options previously available to you under your contract remain available for investment as of the date of this supplement.

   . MetLife USA will continue to service and maintain your contract in accordance with its terms and there has been no change in the contact information for the administrative offices for your contract.

   . Your cash value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

   .   The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE SECTION OF YOUR PROSPECTUS TITLED "METLIFE INVESTORS AND THE SEPARATE ACCOUNT":

METLIFE USA AND THE SEPARATE ACCOUNT

MetLife Insurance Company USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

Prior to November 17, 2014, the contract was issued by MetLife Investors Insurance Company (MetLife Investors). On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and MetLife USA replaced MetLife Investors as the issuer of the contract. As a result of the merger, the Separate Account became a separate account of MetLife USA. In November of 2009, the Separate Account was subject to a merger pursuant to which all of the assets of MetLife Investors Variable Life Account Five were transferred to MetLife Investors Variable Life Account One.

                                   * * * * *

The information regarding the General American Life Insurance Company guarantee agreement is hereby deleted because the guarantee has terminated in accordance with its terms. While in effect, the guarantee agreement had provided that, for contracts issued on or before December 31, 2002, General American Life Insurance Company, the former parent of MetLife Investors, would ensure that MetLife Investors would have sufficient funds to meet its obligations under those contracts.

In addition, on or about November 17, 2014, MetLife USA terminated a net worth maintenance agreement with MetLife, Inc. and a contingent reinsurance agreement with General American Life Insurance Company. The net worth maintenance agreement was originally entered into between MetLife, Inc. and MetLife Investors on December 31, 2002. Under the agreement MetLife, Inc. had agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. The contingent reinsurance agreement was originally entered into between General American Life Insurance Company and MetLife Investors on January 1, 2003. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fell below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts.

                                   * * * * *

FINANCIAL STATEMENTS

If you would like a copy of the most recent financial statements of the company and of MetLife Investors Variable Life Account One, please contact us at the administrative offices for your contract.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 28, 2014
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2009
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 (as supplemented) and November 9, 2009 (as supplemented) for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 28 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One (the "Separate Account"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST -- CLASS A
      Clarion Global Real Estate Portfolio
      ClearBridge Aggressive Growth Portfolio
      Harris Oakmark International Portfolio
      Invesco Comstock Portfolio
      Invesco Small Cap Growth Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      T. Rowe Price Large Cap Value Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND -- CLASS A
      BlackRock Money Market Portfolio
      Frontier Mid Cap Growth Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio
      MetLife Stock Index Portfolio
      Neuberger Berman Genesis Portfolio
      T. Rowe Price Large Cap Growth Portfolio
      Western Asset Management U.S. Government
        Portfolio
      WMC Core Equity Opportunities Portfolio
        (formerly Davis Venture Value Portfolio)

MET INVESTORS SERIES TRUST -- CLASS A
      MetLife Asset Allocation 100 Portfolio (formerly
        MetLife Aggressive Strategy Portfolio)

METROPOLITAN SERIES FUND -- CLASS A
      MetLife Asset Allocation 20 Portfolio
      MetLife Asset Allocation 40 Portfolio
      MetLife Asset Allocation 60 Portfolio
      MetLife Asset Allocation 80 Portfolio

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2013. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                        Minimum Maximum
---------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including management fees, distribution and/or service (12b-1) fees, and other
  expenses)............................................................  0.27%   1.02%
---------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2013, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:

                                                  Distribution                                   Fee
                                                     and/or             Acquired    Total      Waiver     Net Total
                                                    Service             Fund Fees  Annual      and/or      Annual
                                       Management   (12b-1)     Other      and    Operating    Expense    Operating
           Investment Fund                Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
-------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 Clarion Global Real Estate Portfolio     0.60%        --        0.05%     --       0.65%         --        0.65%
 ClearBridge Aggressive Growth
   Portfolio                              0.59%        --        0.02%     --       0.61%       0.00%       0.61%
 Harris Oakmark International
   Portfolio                              0.77%        --        0.06%     --       0.83%       0.02%       0.81%
 Invesco Comstock Portfolio               0.57%        --        0.02%     --       0.59%       0.02%       0.57%
 Invesco Small Cap Growth Portfolio       0.85%        --        0.02%     --       0.87%       0.02%       0.85%
 Loomis Sayles Global Markets
   Portfolio                              0.70%        --        0.08%     --       0.78%         --        0.78%
 Lord Abbett Bond Debenture
   Portfolio                              0.51%        --        0.03%     --       0.54%         --        0.54%
 MFS(R) Emerging Markets Equity
   Portfolio                              0.87%        --        0.15%     --       1.02%       0.01%       1.01%
 MFS(R) Research International
   Portfolio                              0.68%        --        0.07%     --       0.75%       0.06%       0.69%
 PIMCO Inflation Protected Bond
   Portfolio                              0.47%        --        0.08%     --       0.55%       0.00%       0.55%
 PIMCO Total Return Portfolio             0.48%        --        0.03%     --       0.51%         --        0.51%
 T. Rowe Price Large Cap Value
   Portfolio                              0.57%        --        0.02%     --       0.59%         --        0.59%
 T. Rowe Price Mid Cap Growth
   Portfolio                              0.75%        --        0.03%     --       0.78%         --        0.78%
 Third Avenue Small Cap Value
   Portfolio                              0.73%        --        0.03%     --       0.76%       0.02%       0.74%

                                                 Distribution                                   Fee
                                                    and/or             Acquired    Total      Waiver     Net Total
                                                   Service             Fund Fees  Annual      and/or      Annual
                                      Management   (12b-1)     Other      and    Operating    Expense    Operating
          Investment Fund                Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
------------------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND --
  CLASS A
 BlackRock Money Market Portfolio        0.33%        --        0.02%     --       0.35%       0.02%       0.33%
 Frontier Mid Cap Growth Portfolio       0.72%        --        0.03%     --       0.75%       0.01%       0.74%
 Jennison Growth Portfolio               0.60%        --        0.02%     --       0.62%       0.07%       0.55%
 Met/Artisan Mid Cap Value Portfolio     0.81%        --        0.02%     --       0.83%         --        0.83%
 MetLife Stock Index Portfolio           0.25%        --        0.02%     --       0.27%       0.01%       0.26%
 Neuberger Berman Genesis Portfolio      0.80%        --        0.03%     --       0.83%       0.01%       0.82%
 T. Rowe Price Large Cap Growth
   Portfolio                             0.60%        --        0.03%     --       0.63%       0.01%       0.62%
 Western Asset Management U.S.
   Government Portfolio                  0.47%        --        0.02%     --       0.49%       0.01%       0.48%
 WMC Core Equity Opportunities
   Portfolio                             0.70%        --        0.02%     --       0.72%       0.11%       0.61%

                                          Distribution                                   Fee
                                             and/or             Acquired    Total      Waiver     Net Total
                                            Service             Fund Fees  Annual      and/or       Annual
                               Management   (12b-1)     Other      and    Operating    Expense    Operating
       Investment Fund            Fee         Fees     Expenses Expenses* Expenses  Reimbursement Expenses**
------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 MetLife Asset Allocation 100
   Portfolio                      0.07%        --        0.01%    0.70%     0.78%         --         0.78%

METROPOLITAN SERIES FUND --
  CLASS A
 MetLife Asset Allocation 20
   Portfolio                      0.09%        --        0.02%    0.52%     0.63%       0.01%        0.62%
 MetLife Asset Allocation 40
   Portfolio                      0.07%        --        0.01%    0.57%     0.65%         --         0.65%
 MetLife Asset Allocation 60
   Portfolio                      0.06%        --          --     0.62%     0.68%         --         0.68%
 MetLife Asset Allocation 80
   Portfolio                      0.06%        --        0.01%    0.66%     0.73%         --         0.73%

The information shown in the table above was provided by the Investment Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Fund's 2014 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Investment Fund, but that the expenses of the Investment Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Fund's board of directors or trustees, are not shown.

Certain Investment Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

There are currently 28 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE INVESTMENT FUND PROSPECTUSES BY CALLING US AT (800) 343-8496.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

Funding Option                          Investment Objective                   Investment Adviser/Subadviser
------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST -- CLASS A
  Clarion Global Real Estate Portfolio  Seeks total return through investment  MetLife Advisers, LLC
                                        in real estate securities,             Subadviser: CBRE Clarion Securities
                                        emphasizing both capital appreciation  LLC
                                        and current income.
  ClearBridge Aggressive Growth         Seeks capital appreciation.            MetLife Advisers, LLC
   Portfolio                                                                   Subadviser: ClearBridge
                                                                               Investments, LLC
  Harris Oakmark International          Seeks long-term capital appreciation.  MetLife Advisers, LLC
   Portfolio                                                                   Subadviser: Harris Associates L.P.
  Invesco Comstock Portfolio            Seeks capital growth and income.       MetLife Advisers, LLC
                                                                               Subadviser: Invesco Advisers, Inc.
  Invesco Small Cap Growth Portfolio    Seeks long-term growth of capital.     MetLife Advisers, LLC
                                                                               Subadviser: Invesco Advisers, Inc.
  Loomis Sayles Global Markets          Seeks high total investment return     MetLife Advisers, LLC
   Portfolio                            through a combination of capital       Subadviser: Loomis, Sayles &
                                        appreciation and income.               Company, L.P.
  Lord Abbett Bond Debenture Portfolio  Seeks high current income and the      MetLife Advisers, LLC
                                        opportunity for capital appreciation   Subadviser: Lord, Abbett & Co.
                                        to produce a high total return.        LLC
  MFS(R) Emerging Markets Equity        Seeks capital appreciation.            MetLife Advisers, LLC
   Portfolio                                                                   Subadviser: Massachusetts Financial
                                                                               Services Company
  MFS(R) Research International         Seeks capital appreciation.            MetLife Advisers, LLC
   Portfolio                                                                   Subadviser: Massachusetts Financial
                                                                               Services Company

Funding Option                         Investment Objective                   Investment Adviser/Subadviser
-----------------------------------------------------------------------------------------------------------------
  PIMCO Inflation Protected Bond       Seeks maximum real return, consistent  MetLife Advisers, LLC
   Portfolio                           with preservation of capital and       Subadviser: Pacific Investment
                                       prudent investment management.         Management Company LLC
  PIMCO Total Return Portfolio         Seeks maximum total return,            MetLife Advisers, LLC
                                       consistent with the preservation of    Subadviser: Pacific Investment
                                       capital and prudent investment         Management Company LLC
                                       management.
  T. Rowe Price Large Cap Value        Seeks long-term capital appreciation   MetLife Advisers, LLC
   Portfolio                           by investing in common stocks          Subadviser: T. Rowe Price
                                       believed to be undervalued. Income is  Associates, Inc.
                                       a secondary objective.
  T. Rowe Price Mid Cap Growth         Seeks long-term growth of capital.     MetLife Advisers, LLC
   Portfolio                                                                  Subadviser: T. Rowe Price
                                                                              Associates, Inc.
  Third Avenue Small Cap Value         Seeks long-term capital appreciation.  MetLife Advisers, LLC
   Portfolio                                                                  Subadviser: Third Avenue
                                                                              Management LLC

METROPOLITAN SERIES FUND -- CLASS A
  BlackRock Money Market Portfolio/1/  Seeks a high level of current income   MetLife Advisers, LLC
                                       consistent with preservation of        Subadviser: BlackRock Advisors, LLC
                                       capital.
  Frontier Mid Cap Growth Portfolio    Seeks maximum capital appreciation.    MetLife Advisers, LLC
                                                                              Subadviser: Frontier Capital
                                                                              Management Company, LLC
  Jennison Growth Portfolio            Seeks long-term growth of capital.     MetLife Advisers, LLC
                                                                              Subadviser: Jennison Associates LLC
  Met/Artisan Mid Cap Value Portfolio  Seeks long-term capital growth.        MetLife Advisers, LLC
                                                                              Subadviser: Artisan Partners
                                                                              Limited Partnership
  MetLife Stock Index Portfolio        Seeks to track the performance of the  MetLife Advisers, LLC
                                       Standard & Poor's 500(R) Composite     Subadviser: MetLife Investment
                                       Stock Price Index.                     Management, LLC
  Neuberger Berman Genesis Portfolio   Seeks high total return, consisting    MetLife Advisers, LLC
                                       principally of capital appreciation.   Subadviser: Neuberger Berman
                                                                              Management LLC
  T. Rowe Price Large Cap Growth       Seeks long-term growth of capital.     MetLife Advisers, LLC
   Portfolio                                                                  Subadviser: T. Rowe Price
                                                                              Associates, Inc.
  Western Asset Management U.S.        Seeks to maximize total return         MetLife Advisers, LLC
   Government Portfolio                consistent with preservation of        Subadviser: Western Asset
                                       capital and maintenance of liquidity.  Management Company
  WMC Core Equity Opportunities        Seeks to provide a growing stream of   MetLife Advisers, LLC
   Portfolio                           income over time and, secondarily,     Subadviser: Wellington
                                       long-term capital appreciation and     Management Company, LLP
                                       current income.

MET INVESTORS SERIES TRUST -- CLASS A
  MetLife Asset Allocation 100         Seeks growth of capital.               MetLife Advisers, LLC
   Portfolio

METROPOLITAN SERIES FUND -- CLASS A
  MetLife Asset Allocation 20          Seeks a high level of current income,  MetLife Advisers, LLC
   Portfolio                           with growth of capital as a secondary
                                       objective.

Funding Option                         Investment Objective                   Investment Adviser/Subadviser
-----------------------------------------------------------------------------------------------------------
  MetLife Asset Allocation 40          Seeks high total return in the form    MetLife Advisers, LLC
   Portfolio                           of income and growth of capital, with
                                       a greater emphasis on income.
  MetLife Asset Allocation 60          Seeks a balance between a high level   MetLife Advisers, LLC
   Portfolio                           of current income and growth of
                                       capital, with a greater emphasis on
                                       growth of capital.
  MetLife Asset Allocation 80          Seeks growth of capital.               MetLife Advisers, LLC
   Portfolio
-----------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

OTHER INFORMATION

METLIFE INVESTORS

The principal executive offices of MetLife Investors Insurance Company have changed from 5 Park Plaza, Suite 1900, Irvine, CA 92614 to 11225 North Community House Road, Charlotte, NC 28277.

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

In 2013, MetLife, Inc. announced its plans to merge MetLife Investors, MetLife Investors USA Insurance Company (MetLife Investors USA), MetLife Insurance Company of Connecticut (MetLife of Connecticut), and Exeter Reassurance Company, Ltd. (Exeter Reassurance), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors USA and MetLife of Connecticut, like MetLife Investors, are U.S. insurance companies that issue variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies that are direct or indirect subsidiaries of MetLife, Inc. MetLife of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.

DISTRIBUTION

The principal business address of MetLife Investors Distribution Company ("Distributor") had changed from 5 Park Plaza, Suite 1900, Irvine, CA 92614 to 1095 Avenue of the Americas, New York, NY 10036.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein addressing federal income tax considerations relating to the Policy is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state, local, foreign or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity but is part of our operations.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not adequately diversified under IRS rules. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, there may be adverse consequences under the diversification rules.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and some proposed and final regulations have been issued, a comprehensive set of final regulations has not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements and we reserve the right to restrict Policy transactions in order to do so.

We note that the law relating to Section 7702 compliance is complex and unclear in many respects. There is a risk, therefore, that the Internal Revenue Service will not concur with some of our interpretations of Section 7702. In the event the Policy is determined not to comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, in general, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary. A tax adviser should be consulted on these circumstances.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a Modified Endowment Contract or a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years, or 7 years after a material change, exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums. Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including a loan taken from or secured by the Policy) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions:
(1) made on or after the date on which the taxpayer reaches age 59 1/2;
(2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary. The exception to the additional 10% Federal income tax penalty does not apply to a taxpayer which is a non-natural person, such as a corporation.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any distribution shall generally be treated first as a recovery of the investment in the Policy which would not be received as taxable income. Distributions will be taxable once your investment in the Policy is reduced to zero. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

ACCELERATION OF DEATH BENEFIT RIDER. Payments received under the Acceleration of Death Benefit Rider should be excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS has issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as adjusted for inflation) and a top tax rate of 40 percent.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 29, 2013
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2009
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 (as supplemented) and November 9, 2009 (as supplemented) for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 28 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One (the "Separate Account"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST -- CLASS A
      Clarion Global Real Estate Portfolio
      ClearBridge Aggressive Growth Portfolio
      Harris Oakmark International Portfolio
      Invesco Comstock Portfolio
      Invesco Small Cap Growth Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      T. Rowe Price Large Cap Value Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      MetLife Aggressive Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Defensive Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Moderate Strategy Portfolio

METROPOLITAN SERIES FUND -- CLASS A
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Frontier Mid Cap Growth Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio
      MetLife Stock Index Portfolio
      Neuberger Berman Genesis Portfolio
      T. Rowe Price Large Cap Growth Portfolio
      Western Asset Management U.S. Government Portfolio

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2012. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................  0.28%   1.07%
-------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2012, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:

                                            Distribution                                   Fee
                                               and/or             Acquired    Total      Waiver     Net Total
                                              Service             Fund Fees  Annual      and/or      Annual
                                 Management   (12b-1)     Other      and    Operating    Expense    Operating
        Investment Fund             Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
-------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 Clarion Global Real Estate
   Portfolio                        0.60%        --        0.06%     --       0.66%         --        0.66%
 ClearBridge Aggressive Growth
   Portfolio                        0.61%        --        0.03%     --       0.64%         --        0.64%
 Harris Oakmark International
   Portfolio                        0.77%        --        0.06%     --       0.83%       0.02%       0.81%
 Invesco Comstock Portfolio         0.57%        --        0.03%     --       0.60%       0.02%       0.58%
 Invesco Small Cap Growth
   Portfolio                        0.85%        --        0.02%     --       0.87%       0.01%       0.86%
 Loomis Sayles Global Markets
   Portfolio                        0.70%        --        0.09%     --       0.79%         --        0.79%
 Lord Abbett Bond Debenture
   Portfolio                        0.51%        --        0.03%     --       0.54%         --        0.54%
 MFS(R) Emerging Markets Equity
   Portfolio                        0.91%        --        0.16%     --       1.07%       0.02%       1.05%
 MFS(R) Research International
   Portfolio                        0.68%        --        0.07%     --       0.75%       0.05%       0.70%
 PIMCO Inflation Protected Bond
   Portfolio                        0.47%        --        0.11%     --       0.58%         --        0.58%
 PIMCO Total Return Portfolio       0.48%        --        0.03%     --       0.51%         --        0.51%
 T. Rowe Price Large Cap Value
   Portfolio                        0.57%        --        0.02%     --       0.59%         --        0.59%
 T. Rowe Price Mid Cap Growth
   Portfolio                        0.75%        --        0.03%     --       0.78%         --        0.78%

                                                 Distribution                                   Fee
                                                    and/or             Acquired    Total      Waiver     Net Total
                                                   Service             Fund Fees  Annual      and/or      Annual
                                      Management   (12b-1)     Other      and    Operating    Expense    Operating
          Investment Fund                Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
------------------------------------------------------------------------------------------------------------------
 Third Avenue Small Cap Value
   Portfolio                             0.74%        --        0.03%      --      0.77%       0.01%       0.76%
 MetLife Aggressive Strategy
   Portfolio                             0.09%        --        0.01%    0.72%     0.82%         --        0.82%
 MetLife Balanced Strategy Portfolio     0.05%        --        0.01%    0.65%     0.71%         --        0.71%
 MetLife Defensive Strategy
   Portfolio                             0.06%        --        0.01%    0.58%     0.65%         --        0.65%
 MetLife Growth Strategy Portfolio       0.06%        --          --     0.69%     0.75%         --        0.75%
 MetLife Moderate Strategy
   Portfolio                             0.06%        --          --     0.60%     0.66%         --        0.66%

METROPOLITAN SERIES FUND --
  CLASS A
 BlackRock Money Market
   Portfolio                             0.33%        --        0.02%      --      0.35%       0.01%       0.34%
 Davis Venture Value Portfolio           0.70%        --        0.03%      --      0.73%       0.05%       0.68%
 Frontier Mid Cap Growth Portfolio       0.73%        --        0.05%      --      0.78%       0.02%       0.76%
 Jennison Growth Portfolio               0.61%        --        0.03%      --      0.64%       0.07%       0.57%
 Met/Artisan Mid Cap Value
   Portfolio                             0.81%        --        0.04%      --      0.85%         --        0.85%
 MetLife Stock Index Portfolio           0.25%        --        0.03%      --      0.28%       0.01%       0.27%
 Neuberger Berman Genesis
   Portfolio                             0.82%        --        0.04%      --      0.86%       0.01%       0.85%
 T. Rowe Price Large Cap Growth
   Portfolio                             0.60%        --        0.04%      --      0.64%       0.01%       0.63%
 Western Asset Management U.S.
   Government Portfolio                  0.47%        --        0.03%      --      0.50%       0.02%       0.48%

The information shown in the table above was provided by the Investment Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Investment Fund, but that the expenses of the Investment Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Fund's board of directors or trustees, are not shown.

Certain Investment Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

There are currently 28 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE INVESTMENT FUND PROSPECTUSES BY CALLING US AT (800) 638-9294.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                              Sub-Adviser                Investment Objective
-----------------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio         CBRE Clarion Securities    Total return through investment in real estate
                                             LLC                        securities, emphasizing both capital
                                                                        appreciation and current income.

ClearBridge Aggressive Growth Portfolio      ClearBridge Investments,   Capital appreciation.
(formerly Legg Mason ClearBridge Aggressive  LLC (formerly ClearBridge
Growth Portfolio)                            Advisors, LLC)

Harris Oakmark International Portfolio       Harris Associates L.P.     Long-term capital appreciation.

Invesco Comstock Portfolio (formerly Van     Invesco Advisers, Inc.     Capital growth and income.
Kampen Comstock Portfolio)

Invesco Small Cap Growth Portfolio           Invesco Advisers, Inc.     Long-term growth of capital.

Loomis Sayles Global Markets Portfolio       Loomis, Sayles &           High total investment return through a
                                             Company, L.P.              combination of capital appreciation and
                                                                        income.

Lord Abbett Bond Debenture Portfolio         Lord, Abbett & Co. LLC     High current income and the opportunity for
                                                                        capital appreciation to produce a high total
                                                                        return.

MFS(R) Emerging Markets Equity Portfolio     Massachusetts Financial    Capital appreciation.
                                             Services Company

MFS(R) Research International Portfolio      Massachusetts Financial    Capital appreciation.
                                             Services Company

PIMCO Inflation Protected Bond Portfolio     Pacific Investment         Maximum real return, consistent with
                                             Management Company         preservation of capital and prudent
                                             LLC                        investment management.

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                          Sub-Adviser         Investment Objective
-----------------------------------------------------------------------------------------------------------

PIMCO Total Return Portfolio             Pacific Investment  Maximum total return, consistent with the
                                         Management Company  preservation of capital and prudent
                                         LLC                 investment management.

T. Rowe Price Large Cap Value Portfolio  T. Rowe Price       Long-term capital appreciation by investing
                                         Associates, Inc.    in common stocks believed to be
                                                             undervalued. Income is a secondary
                                                             objective.

T. Rowe Price Mid Cap Growth Portfolio   T. Rowe Price       Long-term growth of capital.
                                         Associates, Inc.

Third Avenue Small Cap Value Portfolio   Third Avenue        Long-term capital appreciation.
                                         Management LLC

MetLife Aggressive Strategy Portfolio    N/A                 Growth of capital.

MetLife Balanced Strategy Portfolio      N/A                 A balance between a high level of current
                                                             income and growth of capital with a greater
                                                             emphasis on growth of capital.

MetLife Defensive Strategy Portfolio     N/A                 A high level of current income with growth
                                                             of capital a secondary objective.

MetLife Growth Strategy Portfolio        N/A                 Growth of capital.

MetLife Moderate Strategy Portfolio      N/A                 High total return in the form of income and
                                                             growth of capital, with a greater emphasis on
                                                             income.

METROPOLITAN SERIES FUND                          ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/1/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P.

Frontier Mid Cap Growth Portfolio         Frontier Capital          Maximum capital appreciation.
                                          Management Company,
                                          LLC/2/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership

MetLife Stock Index Portfolio             MetLife Investment        To track the performance of the Standard &
                                          Management, LLC/3/        Poor's 500(R) Composite Stock Price Index.

Neuberger Berman Genesis Portfolio        Neuberger Berman          High total return consisting principally of
                                          Management LLC            capital appreciation.

T. Rowe Price Large Cap Growth Portfolio  T. Rowe Price             Long-term growth of capital and secondarily,
                                          Associates, Inc.          dividend income.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/2/ Prior to January 7, 2013, BlackRock Advisors, LLC was the sub-adviser to the Portfolio.
/3/ MetLife Investment Management, LLC was formerly called MetLife Investment Advisors Company, LLC.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

TRANSFERS

The following replaces the Transfers section:

At your request to our Service Office, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We may charge a transfer fee of $25 for additional transfers in a Policy year. Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

   (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

   (b) The previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

We are not currently imposing these restrictions, but we reserve the right to do so.

RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Policy Owners to transfer Accumulation Account Value may dilute the value of an Investment Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Fund and the reflection of that change in the Investment Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Investment Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (i.e., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio and Neuberger Berman Genesis Portfolio) and we monitor transfer activity in those Investment Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Funds, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Accumulation Account Value; and (3) two or more "round-trips" involving any Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO

ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE INVESTMENT FUNDS. We may change the Monitored Portfolios at any time without notice in our sole discretion.

Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under a dollar cost averaging or rebalancing program are not treated as transfers when we monitor the frequency of transfers.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate frequent transfers in any Investment Fund and there are no arrangements in place to permit any Policy Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Funds may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Investment Funds, we have entered into a written agreement, as required by SEC regulation, with each Investment Fund or its principal underwriter that obligates us to provide to the Investment Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Investment Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent transfer policies established by the Investment Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Investment Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Funds. If an Investment Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading, the Investment Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Policy Owner). You should read the Investment Fund prospectuses for more details.

RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Investment Funds and may disrupt portfolio management strategy, requiring an Investment Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Investment Funds except where the portfolio manager of a particular underlying Investment Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Policy Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

OTHER INFORMATION

METLIFE INVESTORS

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

OWNERSHIP

The following is added to the Beneficiary section:

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on our books and records. ("Escheatment" is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your Policy's death benefit from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designation -- including complete names and complete address -- if and as they change. You should contact our Service Office at 1-800-638-5000 in order to make a change to your beneficiary designation.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein addressing federal income tax considerations relating to the Policy is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state, local, foreign or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not adequately diversified under IRS rules. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, there may be adverse consequences under the diversification rules.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and some proposed and final regulations have been issued, a comprehensive set of final regulations has not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

We note that the law relating to Section 7702 compliance is complex and unclear in many respects. There is a risk, therefore, that the Internal Revenue Service will not concur with some of our interpretations of Section 7702. In the event the Policy is determined not to comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums. Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS has issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as adjusted for inflation) and a top tax rate of 40 percent.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                        SUPPLEMENT DATED APRIL 30, 2012
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2009
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 (as supplemented) and November 9, 2009 (as supplemented) for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 28 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One (the "Separate Account"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Invesco Small Cap Growth Portfolio
      Lazard Mid Cap Portfolio
      Legg Mason ClearBridge Aggressive Growth
        Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Large Cap Value Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government
        Portfolio

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2011. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................   .27%   1.09%
-------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2011, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:

                                                                                       Contractual
                                            Distribution                                   Fee
                                               and/or             Acquired    Total      Waiver     Net Total
                                              Service             Fund Fees  Annual      and/or      Annual
                                 Management   (12b-1)     Other      and    Operating    Expense    Operating
                                    Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
-------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 Clarion Global Real Estate
   Portfolio                        0.61%        --        0.06%     --       0.67%         --        0.67%
 Harris Oakmark International
   Portfolio                        0.77%        --        0.08%     --       0.85%       0.02%       0.83%
 Invesco Small Cap Growth
   Portfolio                        0.85%        --        0.03%     --       0.88%       0.02%       0.86%
 Lazard Mid Cap Portfolio           0.69%        --        0.06%     --       0.75%         --        0.75%
 Legg Mason ClearBridge
   Aggressive Growth Portfolio      0.62%        --        0.03%     --       0.65%         --        0.65%
 Loomis Sayles Global Markets
   Portfolio                        0.70%        --        0.10%     --       0.80%         --        0.80%
 Lord Abbett Bond Debenture
   Portfolio                        0.50%        --        0.04%     --       0.54%         --        0.54%
 MFS(R) Emerging Markets Equity
   Portfolio                        0.92%        --        0.17%     --       1.09%         --        1.09%
 MFS(R) Research International
   Portfolio                        0.68%        --        0.09%     --       0.77%       0.06%       0.71%
 PIMCO Inflation Protected Bond
   Portfolio                        0.47%        --        0.04%     --       0.51%         --        0.51%
 PIMCO Total Return Portfolio       0.48%        --        0.03%     --       0.51%         --        0.51%
 RCM Technology Portfolio           0.88%        --        0.07%     --       0.95%         --        0.95%
 T. Rowe Price Large Cap Value
   Portfolio                        0.57%        --        0.02%     --       0.59%         --        0.59%

                                                                                      Contractual
                                           Distribution                                   Fee
                                              and/or             Acquired    Total      Waiver     Net Total
                                             Service             Fund Fees  Annual      and/or      Annual
                                Management   (12b-1)     Other      and    Operating    Expense    Operating
                                   Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
------------------------------------------------------------------------------------------------------------
 T. Rowe Price Mid Cap Growth
   Portfolio                       0.75%        --        0.03%      --      0.78%         --        0.78%
 Third Avenue Small Cap Value
   Portfolio                       0.74%        --        0.03%      --      0.77%       0.01%       0.76%
 Turner Mid Cap Growth
   Portfolio                       0.79%        --        0.05%      --      0.84%       0.00%       0.84%
 Van Kampen Comstock Portfolio     0.58%        --        0.03%      --      0.61%       0.01%       0.60%
 MetLife Defensive Strategy
   Portfolio                       0.06%        --        0.01%    0.58%     0.65%         --        0.65%
 MetLife Moderate Strategy
   Portfolio                       0.06%        --          --     0.62%     0.68%         --        0.68%
 MetLife Balanced Strategy
   Portfolio                       0.05%        --        0.01%    0.67%     0.73%         --        0.73%
 MetLife Growth Strategy
   Portfolio                       0.06%        --          --     0.76%     0.82%         --        0.82%
 MetLife Aggressive Strategy
   Portfolio                       0.09%        --        0.01%    0.75%     0.85%       0.00%       0.85%

METROPOLITAN SERIES FUND --
  CLASS A
 BlackRock Money Market
   Portfolio                       0.33%        --        0.02%      --      0.35%       0.01%       0.34%
 Davis Venture Value Portfolio     0.70%        --        0.03%      --      0.73%       0.05%       0.68%
 Jennison Growth Portfolio         0.62%        --        0.02%      --      0.64%       0.07%       0.57%
 Met/Artisan Mid Cap Value
   Portfolio                       0.81%        --        0.03%      --      0.84%         --        0.84%
 MetLife Stock Index Portfolio     0.25%        --        0.02%      --      0.27%       0.01%       0.26%
 Western Asset Management U.S.
   Government Portfolio            0.47%        --        0.02%      --      0.49%       0.01%       0.48%

The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain Investment Funds have agreed to waive fees and/or pay expenses of the Investment Funds until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that Investment Fund, but the expenses of the Investment Fund are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The Investment Funds provided the information on their expenses, and we have not independently verified the information.

Certain Investment Funds that have "Acquired Fund Fees and Expenses" are "fund of funds." Each "fund of funds" invests substantially all of its assets in other underlying fund. Because the Investment Fund invests in other underlying funds, the Investment Fund will bear its pro rata portion of the operating expenses of the underlying funds in which it invests, including the management fee. See the underlying fund prospectuses for more information.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

There are currently 28 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE INVESTMENT FUND PROSPECTUSES BY CALLING US AT (800) 638-9294.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser              Investment Objective
------------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio      CBRE Clarion Securities  Total return through investment in real estate
                                          LLC (formerly ING        securities, emphasizing both capital
                                          Clarion Real Estate      appreciation and current income.
                                          Securities LLC)

Harris Oakmark International Portfolio    Harris Associates L.P.   Long-term capital appreciation.

Invesco Small Cap Growth Portfolio        Invesco Advisers, Inc.   Long-term growth of capital.

Lazard Mid Cap Portfolio                  Lazard Asset             Long-term growth of capital.
                                          Management LLC

Legg Mason ClearBridge Aggressive Growth  ClearBridge Advisors,    Capital appreciation.
Portfolio                                 LLC

Loomis Sayles Global Markets Portfolio    Loomis, Sayles &         High total investment return through a
                                          Company, L.P.            combination of capital appreciation and
                                                                   income.

Lord Abbett Bond Debenture Portfolio      Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                   capital appreciation to produce a high total
                                                                   return.

MFS(R) Emerging Markets Equity Portfolio  Massachusetts Financial  Capital appreciation.
                                          Services Company

MFS(R) Research International Portfolio   Massachusetts Financial  Capital appreciation.
                                          Services Company

PIMCO Inflation Protected Bond Portfolio  Pacific Investment       Maximum real return, consistent with
                                          Management Company       preservation of capital and prudent
                                          LLC                      investment management.

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                          Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

PIMCO Total Return Portfolio             Pacific Investment        Maximum total return, consistent with the
                                         Management Company        preservation of capital and prudent
                                         LLC                       investment management.

RCM Technology Portfolio                 RCM Capital               Capital appreciation; no consideration is
                                         Management LLC            given to income.

T. Rowe Price Large Cap Value Portfolio  T. Rowe Price             Long-term capital appreciation by investing
                                         Associates, Inc.          in common stocks believed to be
                                                                   undervalued. Income is a secondary
                                                                   objective.

T. Rowe Price Mid Cap Growth Portfolio   T. Rowe Price             Long-term growth of capital.
                                         Associates, Inc.

Third Avenue Small Cap Value Portfolio   Third Avenue              Long-term capital appreciation.
                                         Management LLC

Turner Mid Cap Growth Portfolio          Turner Investments, L.P.  Capital appreciation.


Van Kampen Comstock Portfolio            Invesco Advisers, Inc.    Capital growth and income.


MetLife Defensive Strategy Portfolio     N/A                       A high level of current income with growth
                                                                   of capital a secondary objective.

MetLife Moderate Strategy Portfolio      N/A                       High total return in the form of income and
                                                                   growth of capital, with a greater emphasis on
                                                                   income.

MetLife Balanced Strategy Portfolio      N/A                       A balance between a high level of current
                                                                   income and growth of capital with a greater
                                                                   emphasis on growth of capital.

MetLife Growth Strategy Portfolio        N/A                       Growth of capital.

MetLife Aggressive Strategy Portfolio    N/A                       Growth of capital.

METROPOLITAN SERIES FUND                          ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/1/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./2/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership

MetLife Stock Index Portfolio             MetLife Investment        To track the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500(R) Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/2/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

TRANSFERS

The following paragraphs have been modified:

The Investment Funds may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Investment Funds, we have entered into a written agreement, as required by SEC regulation, with each Investment Fund or its principal underwriter that obligates us to provide to the Investment Fund promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Investment Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent trading policies established by the Investment Fund.

In addition, Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Investment Fund generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Funds in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Funds. If an Investment Fund believes that an omnibus order reflects one or more transfer requests from Owners engaged in disruptive trading activity, the Investment Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single Owner). You should read the Investment Fund prospectuses for more details.

The following paragraph has been added:

Although we are not currently limiting transfers from the General Account to the greater of 25% of the Policy's Cash Surrender Value in the General Account or the previous Policy year's General Account maximum withdrawal amount, it is important to note that if we impose this limit, it could take a number of years to fully transfer a current balance from the General Account to the Investment Funds. You should keep this in mind when considering whether an allocation of Cash Surrender Value to the General Account is consistent with your risk tolerance and time horizon.

OTHER INFORMATION

METLIFE INVESTORS

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein addressing federal income tax considerations relating to the Policy is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state, local, foreign or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not adequately diversified under IRS rules. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, there may be adverse consequences under the diversification rules.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and some proposed and final regulations have been issued, a comprehensive set of final regulations has not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

We note that the law relating to Section 7702 compliance is complex and unclear in many respects. There is a risk, therefore, that the Internal Revenue Service will not concur with some of our interpretations of Section 7702. In the event the Policy is determined not to comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums. Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS has issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions.

The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012. Absent Congressional action, the law governing estate, gift and generation-skipping transfer taxes will revert on January 1, 2013 to the law that was in place on June 7, 2001.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                         SUPPLEMENT DATED MAY 1, 2011
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2009
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 (as supplemented) and November 9, 2009 (as supplemented) for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 29 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One (the "Separate Account"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Invesco Small Cap Growth Portfolio
      Lazard Mid Cap Portfolio
      Legg Mason ClearBridge Aggressive Growth
        Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Large Cap Value Portfolio
        (formerly Lord Abbett Growth and Income
        Portfolio)
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government
        Portfolio

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2010. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................   .27%   1.12%
-------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2010, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:

                                                                                       Contractual
                                            Distribution                                   Fee
                                               and/or             Acquired    Total      Waiver     Net Total
                                              Service             Fund Fees  Annual      and/or      Annual
                                 Management   (12b-1)     Other      and    Operating    Expense    Operating
                                    Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
--------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 Clarion Global Real Estate
   Portfolio                        0.62%        --        0.07%     --       0.69%         --        0.69%
 Harris Oakmark International
   Portfolio                        0.78%        --        0.07%     --       0.85%       0.01%       0.84%/1/
 Invesco Small Cap Growth
   Portfolio                        0.85%        --        0.04%     --       0.89%       0.02%       0.87%/2/
 Lazard Mid Cap Portfolio           0.69%        --        0.04%     --       0.73%         --        0.73%
 Legg Mason ClearBridge
   Aggressive Growth Portfolio      0.64%        --        0.04%     --       0.68%         --        0.68%
 Loomis Sayles Global Markets
   Portfolio                        0.69%        --        0.10%     --       0.79%         --        0.79%
 Lord Abbett Bond Debenture
   Portfolio                        0.50%        --        0.03%     --       0.53%         --        0.53%
 MFS(R) Emerging Markets Equity
   Portfolio                        0.94%        --        0.18%     --       1.12%         --        1.12%
 MFS(R) Research International
   Portfolio                        0.69%        --        0.09%     --       0.78%       0.03%       0.75%/3/
 Oppenheimer Capital
   Appreciation Portfolio           0.60%        --        0.06%     --       0.66%         --        0.66%
 PIMCO Inflation Protected
   Bond Portfolio                   0.47%        --        0.04%     --       0.51%         --        0.51%
 PIMCO Total Return Portfolio       0.48%        --        0.03%     --       0.51%         --        0.51%
 RCM Technology Portfolio           0.88%        --        0.09%     --       0.97%         --        0.97%

                                                                                      Contractual
                                           Distribution                                   Fee
                                              and/or             Acquired    Total      Waiver     Net Total
                                             Service             Fund Fees  Annual      and/or      Annual
                                Management   (12b-1)     Other      and    Operating    Expense    Operating
                                   Fee         Fees     Expenses Expenses  Expenses  Reimbursement Expenses
--------------------------------------------------------------------------------------------------------------
 T. Rowe Price Large Cap Value
   Portfolio                       0.57%        --        0.02%      --      0.59%         --        0.59%/4/
 T. Rowe Price Mid Cap Growth
   Portfolio                       0.75%        --        0.04%      --      0.79%         --        0.79%
 Third Avenue Small Cap Value
   Portfolio                       0.74%        --        0.04%      --      0.78%         --        0.78%
 Turner Mid Cap Growth
   Portfolio                       0.78%        --        0.06%      --      0.84%         --        0.84%
 Van Kampen Comstock
   Portfolio                       0.60%        --        0.04%      --      0.64%         --        0.64%
 MetLife Defensive Strategy
   Portfolio                       0.07%        --        0.01%    0.58%     0.66%         --        0.66%
 MetLife Moderate Strategy
   Portfolio                       0.06%        --          --     0.62%     0.68%         --        0.68%
 MetLife Balanced Strategy
   Portfolio                       0.05%        --        0.01%    0.66%     0.72%         --        0.72%
 MetLife Growth Strategy
   Portfolio                       0.06%        --          --     0.74%     0.80%         --        0.80%
 MetLife Aggressive Strategy
   Portfolio                       0.09%        --        0.02%    0.74%     0.85%       0.01%       0.84%/5/

METROPOLITAN SERIES FUND,
  INC. -- CLASS A
 BlackRock Money Market
   Portfolio                       0.32%        --        0.02%      --      0.34%       0.01%       0.33%/6/
 Davis Venture Value Portfolio     0.70%        --        0.03%      --      0.73%       0.05%       0.68%/7/
 Jennison Growth Portfolio         0.62%        --        0.02%      --      0.64%       0.07%       0.57%/8/
 Met/Artisan Mid Cap Value
   Portfolio                       0.81%        --        0.03%      --      0.84%         --        0.84%
 MetLife Stock Index Portfolio     0.25%        --        0.02%      --      0.27%       0.01%       0.26%/9/
 Western Asset Management
   U.S. Government Portfolio       0.47%        --        0.03%      --      0.50%       0.01%       0.49%/10/

--------
/1/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.725% of the Portfolio's average daily net assets exceeding $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/2/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.83% of the Portfolio's average daily net assets from $250 million to $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/3/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/4/ The Management Fee has been restated to reflect an amended advisory agreement, as if the fee had been in effect during the previous fiscal year.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 to April 30, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.10%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.
/6/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/8/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $300 million of the Portfolio's average daily net assets, 0.60% for the next $200 million, 0.55% for the next $500 million, 0.50% for the next $1 billion and 0.47% on amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/9/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.245% for the amounts over $500 million but less than $1 billion, 0.24% for the next $1 billion and 0.235% on amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.
/10/ Metlife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.50% for the amounts over $200 million but less than $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

Certain Portfolios that have "Acquired Fund Fees and Expenses" are "fund of funds." Each "fund of funds" Portfolio invests substantially all of its assets in other portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the Portfolio's prospectus for more information.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

There are currently 29 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund, Inc.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE INVESTMENT FUND PROSPECTUSES BY CALLING US AT (800) 638-9294.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund, Inc. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                             Sub-Adviser              Investment Objective
--------------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio        ING Clarion Real Estate  Total return through investment in real estate
                                            Securities LLC           securities, emphasizing both capital
                                                                     appreciation and current income.

Harris Oakmark International Portfolio      Harris Associates L.P.   Long-term capital appreciation.

Invesco Small Cap Growth Portfolio          Invesco Advisers, Inc.   Long-term growth of capital.

Lazard Mid Cap Portfolio                    Lazard Asset             Long-term growth of capital.
                                            Management LLC

Legg Mason ClearBridge Aggressive Growth    ClearBridge Advisors,    Capital appreciation.
Portfolio                                   LLC

Loomis Sayles Global Markets Portfolio      Loomis, Sayles &         High total investment return through a
                                            Company, L.P.            combination of capital appreciation and
                                                                     income.

Lord Abbett Bond Debenture Portfolio        Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                     capital appreciation to produce a high total
                                                                     return.

MFS(R) Emerging Markets Equity Portfolio    Massachusetts Financial  Capital appreciation.
                                            Services Company

MFS(R) Research International Portfolio     Massachusetts Financial  Capital appreciation.
                                            Services Company

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.   Capital appreciation.

PIMCO Inflation Protected Bond Portfolio    Pacific Investment       Maximum real return, consistent with
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

PIMCO Total Return Portfolio                Pacific Investment       Maximum total return, consistent with the
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

RCM Technology Portfolio                    RCM Capital              Capital appreciation; no consideration is
                                            Management LLC           given to income.

T. Rowe Price Large Cap Value Portfolio     T. Rowe Price            Long-term capital appreciation by investing
                                            Associates, Inc./1/      in common stocks believed to be
                                                                     undervalued. Income is a secondary
                                                                     objective.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price            Long-term growth of capital.
                                            Associates, Inc.

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                         Sub-Adviser             Investment Objective
--------------------------------------------------------------------------------------------------------------

Third Avenue Small Cap Value Portfolio  Third Avenue            Long-term capital appreciation.
                                        Management LLC

Turner Mid Cap Growth Portfolio         Turner Investment       Capital appreciation.
                                        Partners, Inc.

Van Kampen Comstock Portfolio           Invesco Advisers, Inc.  Capital growth and income.


MetLife Defensive Strategy Portfolio    N/A                     A high level of current income with growth
                                                                of capital a secondary objective.

MetLife Moderate Strategy Portfolio     N/A                     High total return in the form of income and
                                                                growth of capital, with a greater emphasis on
                                                                income.

MetLife Balanced Strategy Portfolio     N/A                     A balance between a high level of current
                                                                income and growth of capital with a greater
                                                                emphasis on growth of capital.

MetLife Growth Strategy Portfolio       N/A                     Growth of capital.

MetLife Aggressive Strategy Portfolio   N/A                     Growth of capital.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/2/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./3/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership

MetLife Stock Index Portfolio             MetLife Investment        To equal the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500(R) Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ Prior to May 1, 2011, the sub-adviser to the Portfolio was Lord Abbett & Co. LLC.
/2/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/3/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

TRANSFERS

The following paragraph has been modified:

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (i.e., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio and Third Avenue Small Cap Value Portfolio) and we monitor transfer activity in those Investment Funds (the Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

OTHER INFORMATION

METLIFE INVESTORS

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, there may be adverse consequences under the diversification rules.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums. Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the

Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions.

The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                         SUPPLEMENT DATED MAY 1, 2010
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2009
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 and November 9, 2009 for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 30 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One (the "Separate Account"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Invesco Small Cap Growth Portfolio (formerly   Met/AIM Small Cap Growth
      Portfolio)
      Lazard Mid Cap Portfolio
      Legg Mason ClearBridge Aggressive Growth   Portfolio (formerly Legg Mason
      Partners   Aggressive Growth Portfolio)
      Legg Mason Value Equity Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      Lord Abbett Growth and Income Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government   Portfolio

The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2009. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................   .28%   1.17%
-------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2009, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:

                                                                                            Contractual
                                                                                                Fee
                                                  Distribution                                Waiver
                                                     and/or             Acquired    Total     and/or    Net Total
                                                    Service             Fund Fees  Annual     Expense     Annual
                                       Management   (12b-1)     Other      and    Operating Reimburse-  Operating
                                          Fee         Fees     Expenses Expenses* Expenses     ment     Expenses**
------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST --
  CLASS A
 Clarion Global Real Estate Portfolio     0.64%        --        0.09%     --       0.73%       --         0.73%
 Harris Oakmark International
   Portfolio                              0.79%        --        0.05%     --       0.84%       --         0.84%
 Invesco Small Cap Growth Portfolio       0.86%        --        0.04%     --       0.90%       --         0.90%
 Lazard Mid Cap Portfolio                 0.70%        --        0.04%     --       0.74%       --         0.74%
 Legg Mason ClearBridge Aggressive
   Growth Portfolio                       0.64%        --        0.03%     --       0.67%       --         0.67%
 Legg Mason Value Equity Portfolio        0.64%        --        0.07%     --       0.71%       --         0.71%
 Loomis Sayles Global Markets
   Portfolio                              0.69%        --        0.07%     --       0.76%       --         0.76%
 Lord Abbett Bond Debenture
   Portfolio                              0.51%        --        0.04%     --       0.55%       --         0.55%
 Lord Abbett Growth and Income
   Portfolio                              0.53%        --        0.03%     --       0.56%       --         0.56%
 MFS(R) Emerging Markets Equity
   Portfolio                              0.99%        --        0.18%     --       1.17%       --         1.17%
 MFS(R) Research International
   Portfolio                              0.71%        --        0.10%     --       0.81%       --         0.81%
 Oppenheimer Capital Appreciation
   Portfolio                              0.60%        --        0.07%     --       0.67%       --         0.67%
 PIMCO Inflation Protected Bond
   Portfolio                              0.48%        --        0.05%     --       0.53%       --         0.53%
 PIMCO Total Return Portfolio             0.48%        --        0.04%     --       0.52%       --         0.52%
 RCM Technology Portfolio                 0.88%        --        0.08%     --       0.96%       --         0.96%
------------------------------------------------------------------------------------------------------------------

                                                                                           Contractual
                                                                                               Fee
                                                 Distribution                                Waiver
                                                    and/or             Acquired    Total     and/or    Net Total
                                                   Service             Fund Fees  Annual     Expense     Annual
                                      Management   (12b-1)     Other      and    Operating Reimburse-  Operating
                                         Fee         Fees     Expenses Expenses* Expenses     ment     Expenses**
------------------------------------------------------------------------------------------------------------------
 T. Rowe Price Mid Cap Growth
   Portfolio                             0.75%        --        0.04%      --      0.79%        --        0.79%
 Third Avenue Small Cap Value
   Portfolio                             0.74%        --        0.04%      --      0.78%        --        0.78%
 Turner Mid Cap Growth Portfolio         0.79%        --        0.05%      --      0.84%        --        0.84%
 Van Kampen Comstock Portfolio           0.61%        --        0.03%      --      0.64%        --        0.64%
 MetLife Defensive Strategy
   Portfolio                             0.07%        --        0.03%    0.56%     0.66%        --        0.66%/1/
 MetLife Moderate Strategy
   Portfolio                             0.07%        --          --     0.65%     0.72%        --        0.72%/1/
 MetLife Balanced Strategy Portfolio     0.06%        --          --     0.66%     0.72%        --        0.72%/1/
 MetLife Growth Strategy Portfolio       0.06%        --          --     0.73%     0.79%        --        0.79%/1/
 MetLife Aggressive Strategy
   Portfolio                             0.10%        --        0.02%    0.73%     0.85%      0.02%       0.83%/2/

METROPOLITAN SERIES FUND,
  INC. -- CLASS A
 BlackRock Money Market Portfolio        0.32%        --        0.02%      --      0.34%      0.01%       0.33%/3/
 Davis Venture Value Portfolio           0.71%        --        0.03%      --      0.74%      0.05%       0.69%/4/
 Jennison Growth Portfolio               0.62%        --        0.04%      --      0.66%      0.04%       0.62%/5/
 Met/Artisan Mid Cap Value
   Portfolio                             0.82%        --        0.05%      --      0.87%        --        0.87%/6/
 MetLife Stock Index Portfolio           0.25%        --        0.03%      --      0.28%      0.01%       0.27%/7/
 Western Asset Management U.S.
   Government Portfolio                  0.48%        --        0.04%      --      0.52%      0.01%       0.51%/8/
------------------------------------------------------------------------------------------------------------------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/1/ The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/2/ The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 to April 30, 2011, to limit its fee and to reimburse expenses to the extent necessary to limit total annual operating expenses (excluding acquired fund fees and expenses and 12b-1 fees) to 0.10%.
/3/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. Other Expenses do not reflect fees of 0.03% paid in connection with the U.S. Treasury Temporary Guarantee Program for Money Market Funds.

/4/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets and 0.70% for the next $450 million and 0.65% for the next $4 billion and 0.625% for amounts over $4.5 billion.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.70% for the first $200 million of the Portfolio's average daily net assets and 0.65% for the next $100 million and 0.60% for the next $200 million and 0.55% for the next $1.3 billion and 0.52% for the next $200 million and 0.47% for amounts over $2 billion.
/6/ Pursuant to an amended advisory agreement, management fees have been restated to reflect current fees as if they were in effect during the entire fiscal year ended December 31, 2009.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.243%.
/8/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.50% for amounts over $200 million but less than $500 million.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

There are currently 30 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund, Inc.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE INVESTMENT FUND PROSPECTUSES BY CALLING US AT (800) 638-9294.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund, Inc. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                         Sub-Adviser                Investment Objective
------------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio    ING Clarion Real Estate    Total return through investment in real estate
                                        Securities LLC             securities, emphasizing both capital
                                                                   appreciation and current income.

Harris Oakmark International Portfolio  Harris Associates L.P.     Long-term capital appreciation.

Invesco Small Cap Growth Portfolio      Invesco Advisers, Inc./1/  Long-term growth of capital.

Lazard Mid Cap Portfolio                Lazard Asset               Long-term growth of capital.
                                        Management LLC

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                             Sub-Adviser              Investment Objective
--------------------------------------------------------------------------------------------------------------------

Legg Mason ClearBridge Aggressive Growth    ClearBridge Advisors,    Capital appreciation.
Portfolio                                   LLC

Legg Mason Value Equity Portfolio           Legg Mason Capital       Long-term growth of capital.
                                            Management, Inc.

Loomis Sayles Global Markets Portfolio      Loomis, Sayles &         High total investment return through a
                                            Company, L.P.            combination of capital appreciation and
                                                                     income.

Lord Abbett Bond Debenture Portfolio        Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                     capital appreciation to produce a high total
                                                                     return.

Lord Abbett Growth and Income Portfolio     Lord, Abbett & Co. LLC   Long-term growth of capital and income
                                                                     without excessive fluctuation in market value.

MFS(R) Emerging Markets Equity Portfolio    Massachusetts Financial  Capital appreciation.
                                            Services Company

MFS(R) Research International Portfolio     Massachusetts Financial  Capital appreciation.
                                            Services Company

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.   Capital appreciation.

PIMCO Inflation Protected Bond Portfolio    Pacific Investment       Maximum real return, consistent with
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

PIMCO Total Return Portfolio                Pacific Investment       Maximum total return, consistent with the
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

RCM Technology Portfolio                    RCM Capital              Capital appreciation; no consideration is
                                            Management LLC           given to income.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price            Long-term growth of capital.
                                            Associates, Inc.

Third Avenue Small Cap Value Portfolio      Third Avenue             Long-term capital appreciation.
                                            Management LLC

Turner Mid Cap Growth Portfolio             Turner Investment        Capital appreciation.
                                            Partners, Inc.

Van Kampen Comstock Portfolio               Morgan Stanley           Capital growth and income.
                                            Investment Management
                                            Inc./2/

MetLife Defensive Strategy Portfolio        N/A                      A high level of current income with growth
                                                                     of capital a secondary objective.

MetLife Moderate Strategy Portfolio         N/A                      High total return in the form of income and
                                                                     growth of capital, with a greater emphasis on
                                                                     income.

MetLife Balanced Strategy Portfolio         N/A                      A balance between a high level of current
                                                                     income and growth of capital with a greater
                                                                     emphasis on growth of capital.

MetLife Growth Strategy Portfolio           N/A                      Growth of capital.

MetLife Aggressive Strategy Portfolio       N/A                      Growth of capital.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/3/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./4/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership

MetLife Stock Index Portfolio             MetLife Investment        To equal the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500 Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ Prior to January 1, 2010, the sub-adviser to the Portfolio was known as Invesco Aim Capital Management, Inc.
/2/ On or about May 28, 2010, it is expected that Invesco Advisers, Inc. will become the sub-adviser to the Portfolio.
/3/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/4/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

TRANSFERS

The following paragraph has been modified:

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (i.e., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS Emerging Markets Equity Portfolio, MFS Research International Portfolio and Third Avenue Small Cap Value Portfolio) and we monitor transfer activity in those Investment Funds (the Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

OTHER INFORMATION

METLIFE INVESTORS

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, there may be adverse consequences under the diversification rules.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums. Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

In general, the estate tax has been repealed for estates of decedents dying in 2010, but is scheduled to be reinstated in 2011 with an exemption of $1 million and a maximum rate of 55%. The generation-skipping transfer (GST) tax has also been repealed for 2010, and is scheduled to return in 2011, with an exemption of $1 million, plus inflation-indexed increases.

During the repeal of the estate tax in 2010, the basis of assets received from a decedent generally will carry over from the decedent, rather than being stepped-up to date-of-death value.

It is not known if Congress will enact permanent repeal of the estate and GST tax or will reinstate the estate tax or GST tax for 2010, and, if so, whether the reinstatement will be made retroactive to January 1, 2010. Please consult your tax adviser.

The complexity of the tax law, along with uncertainty as to how it might be modified in 2010 and in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                    TO THE
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2006
                                  (CLASS VL)

This supplement updates certain information in the prospectuses dated April 28, 2008 and November 9, 2006 for the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy refers to both policies except where otherwise noted. WE NO LONGER OFFER THE POLICY DESCRIBED HEREIN.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 30 Investment Funds listed below which are offered through MetLife Investors Variable Life Account One or MetLife Investors Variable Life Account Five (the "Separate Accounts"). The Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Lazard Mid Cap Portfolio
      Legg Mason Partners Aggressive Growth Portfolio
      Legg Mason Value Equity Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      Lord Abbett Growth and Income Portfolio
      Met/AIM Small Cap Growth Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio (formerly   Harris Oakmark Focused
      Value Portfolio)
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government Portfolio

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2008. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................   .29%   1.11%
-------------------------------------------------------------------------------------

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2008, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:


                                                                                               Fee
                                                                                             Waivers
                                                                        Acquired    Gross      and
                                                                       Fund Fees    Total    Expense   Net Total
                                             Management  Other            and       Annual  Reimburse-   Annual
                                                Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
 Clarion Global Real Estate Portfolio           0.63%     0.06%   --        --       0.69%      --        0.69%
 Harris Oakmark International Portfolio         0.78%     0.07%   --        --       0.85%      --        0.85%
 Lazard Mid Cap Portfolio                       0.69%     0.05%   --        --       0.74%      --        0.74%/3/
 Legg Mason Partners Aggressive Growth
   Portfolio                                    0.63%     0.02%   --        --       0.65%      --        0.65%
 Legg Mason Value Equity Portfolio              0.63%     0.04%   --        --       0.67%      --        0.67%
 Loomis Sayles Global Markets Portfolio         0.68%     0.05%   --        --       0.73%      --        0.73%
 Lord Abbett Bond Debenture Portfolio           0.50%     0.03%   --        --       0.53%      --        0.53%
 Lord Abbett Growth and Income Portfolio        0.50%     0.03%   --        --       0.53%      --        0.53%
 Met/AIM Small Cap Growth Portfolio             0.86%     0.03%   --        --       0.89%      --        0.89%
 MFS(R) Emerging Markets Equity Portfolio       0.98%     0.13%   --        --       1.11%      --        1.11%
 MFS(R) Research International Portfolio        0.70%     0.07%   --        --       0.77%      --        0.77%
 Oppenheimer Capital Appreciation Portfolio     0.59%     0.03%   --        --       0.62%      --        0.62%
 PIMCO Inflation Protected Bond Portfolio       0.49%     0.04%   --        --       0.53%      --        0.53%
 PIMCO Total Return Portfolio                   0.48%     0.04%   --        --       0.52%      --        0.52%
 RCM Technology Portfolio                       0.88%     0.09%   --        --       0.97%      --        0.97%
 T. Rowe Price Mid Cap Growth Portfolio         0.75%     0.03%   --        --       0.78%      --        0.78%
 Third Avenue Small Cap Value Portfolio         0.73%     0.04%   --        --       0.77%      --        0.77%
 Turner Mid Cap Growth Portfolio                0.77%     0.05%   --        --       0.82%      --        0.82%
 Van Kampen Comstock Portfolio                  0.58%     0.03%   --        --       0.61%      --        0.61%
 MetLife Defensive Strategy Portfolio           0.08%     0.01%   --      0.60%      0.69%      --        0.69%/4/
 MetLife Moderate Strategy Portfolio            0.07%       --    --      0.63%      0.70%      --        0.70%/4/
 MetLife Balanced Strategy Portfolio            0.06%       --    --      0.67%      0.73%      --        0.73%/4/
 MetLife Growth Strategy Portfolio              0.06%       --    --      0.71%      0.77%      --        0.77%/4/
 MetLife Aggressive Strategy Portfolio          0.09%     0.01%   --      0.74%      0.84%      --        0.84%/4/
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                                                                                        Fee
                                                                                      Waivers
                                                                 Acquired    Gross      and
                                                                Fund Fees    Total    Expense   Net Total
                                      Management  Other            and       Annual  Reimburse-   Annual
                                         Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
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METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
 BlackRock Money Market Portfolio        0.32%     0.02%   --       --        0.34%     0.01%      0.33%/5/
 Davis Venture Value Portfolio           0.70%     0.03%   --       --        0.73%     0.04%      0.69%/6/
 Jennison Growth Portfolio               0.63%     0.04%   --       --        0.67%       --       0.67%
 Met/Artisan Mid Cap Value Portfolio     0.81%     0.04%   --       --        0.85%       --       0.85%
 MetLife Stock Index Portfolio           0.25%     0.04%   --       --        0.29%     0.01%      0.28%/7/
 Western Asset Management U.S.
   Government Portfolio                  0.48%     0.04%   --       --        0.52%       --       0.52%
-----------------------------------------------------------------------------------------------------------

/1/ Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/2/ Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/3 /Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/4/ The Portfolio is a "funds of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.
/6/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

PURCHASES

OUR RIGHT TO REJECT OR RETURN A PREMIUM PAYMENT

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums would cause your Policy to become a Modified Endowment Contract (MEC), we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from being treated as a MEC. (See "Federal Tax Status" for further discussion of the Policy's qualification as a life insurance contract under the

Code and the consequences of being a MEC.) If mandated under other applicable federal or state law, we also may be required to return a premium payment.

THE SEPARATE ACCOUNTS AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNTS

There are currently 30 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund, Inc.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser              Investment Objective
------------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio      ING Clarion Real Estate  Total return through investment in real estate
                                          Securities, L.P.         securities, emphasizing both capital
                                                                   appreciation and current income.

Harris Oakmark International Portfolio    Harris Associates L.P.   Long-term capital appreciation.

Lazard Mid Cap Portfolio                  Lazard Asset             Long-term growth of capital.
                                          Management LLC

Legg Mason Partners Aggressive Growth     ClearBridge Advisors,    Capital appreciation.
Portfolio                                 LLC


Legg Mason Value Equity Portfolio         Legg Mason Capital       Long-term growth of capital.
                                          Management, Inc.

Loomis Sayles Global Markets Portfolio    Loomis, Sayles &         High total investment return through a
                                          Company, L.P.            combination of capital appreciation and
                                                                   income.

Lord Abbett Bond Debenture Portfolio      Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                   capital appreciation to produce a high total
                                                                   return.

Lord Abbett Growth and Income Portfolio   Lord, Abbett & Co. LLC   Long-term growth of capital and income
                                                                   without excessive fluctuation in market value.

Met/AIM Small Cap Growth Portfolio        Invesco Aim Capital      Long-term growth of capital.
                                          Management, Inc.

MFS(R) Emerging Markets Equity Portfolio  Massachusetts Financial  Capital appreciation.
                                          Services Company

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                             Sub-Adviser              Investment Objective
-------------------------------------------------------------------------------------------------------------------

MFS(R) Research International Portfolio     Massachusetts Financial  Capital appreciation.
                                            Services Company

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.   Capital appreciation.

PIMCO Inflation Protected Bond Portfolio    Pacific Investment       Maximum real return, consistent with
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

PIMCO Total Return Portfolio                Pacific Investment       Maximum total return, consistent with the
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

RCM Technology Portfolio                    RCM Capital              Capital appreciation; no consideration is
                                            Management LLC           given to income.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price            Long-term growth of capital.
                                            Associates, Inc.

Third Avenue Small Cap Value Portfolio      Third Avenue             Long-term capital appreciation.
                                            Management LLC

Turner Mid Cap Growth Portfolio             Turner Investment        Capital appreciation.
                                            Partners, Inc.

Van Kampen Comstock Portfolio               Morgan Stanley           Capital growth and income.
                                            Investment Management,
                                            Inc.

MetLife Defensive Strategy Portfolio        N/A                      A high level of current income with growth
                                                                     of capital a secondary objective.

MetLife Moderate Strategy Portfolio         N/A                      High total return in the form of income and
                                                                     growth of capital, with a greater emphasis on
                                                                     income.

MetLife Balanced Strategy Portfolio         N/A                      A balance between a high level of current
                                                                     income and growth of capital with a greater
                                                                     emphasis on growth of capital.

MetLife Growth Strategy Portfolio           N/A                      Growth of capital.

MetLife Aggressive Strategy Portfolio       N/A                      Growth of capital.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/1/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./2/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership/3/

MetLife Stock Index Portfolio             MetLife Investment        To equal the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500 Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/2/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.
/3/ Prior to May 1, 2009, Harris Associates L.P. was the sub-adviser to the Portfolio.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

DEATH BENEFIT

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

OTHER INFORMATION

METLIFE INVESTORS

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

             JOINT AND LAST SURVIVOR POLICY AND SINGLE LIFE POLICY

                                   ISSUED BY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

This prospectus describes two variable life insurance policies, the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted. WE CURRENTLY ARE NOT OFFERING THE JOINT AND LAST SURVIVOR POLICY.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.


You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 30 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.


MET INVESTORS SERIES TRUST (CLASS A)

      Clarion Global Real Estate Portfolio (formerly   Neuberger Berman Real
      Estate Portfolio)

      Harris Oakmark International Portfolio

      Lazard Mid Cap Portfolio

      Legg Mason Partners Aggressive Growth Portfolio
      Legg Mason Value Equity Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      Lord Abbett Growth and Income Portfolio
      Met/AIM Small Cap Growth Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio


      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio

      T. Rowe Price Mid Cap Growth Portfolio

      Third Avenue Small Cap Value Portfolio

      Turner Mid Cap Growth Portfolio

      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Harris Oakmark Focused Value Portfolio
      Jennison Growth Portfolio
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government Portfolio

THE SEC HAS NOT APPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION THAT IT HAS IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Joint and Last Survivor Policy and the Single Life Policy.

The Policy:

..  is not a bank deposit.
..  is not federally insured.
..  is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.


April 28, 2008

  TABLE OF CONTENTS                                                       PAGE

  SUMMARY OF BENEFITS AND RISKS..........................................   4
       Benefits of the Policy............................................   4
       Risks of the Policy...............................................   5
       Risks of the Investment Funds.....................................   7

  FEE TABLES.............................................................   7
       Transaction Fees..................................................   8
       Periodic Charges Other Than Investment Fund Operating Expenses....   9
       Annual Investment Fund Operating Expenses.........................  12

  THE VARIABLE LIFE INSURANCE POLICY.....................................  14
       Who Should Purchase the Policy?...................................  14
       Replacing Existing Insurance......................................  14
       State Variations..................................................  15

  PURCHASES..............................................................  15
       Application for a Policy..........................................  15
       Premiums..........................................................  15
       Unscheduled Premiums..............................................  15
       Communications and Payments.......................................  16
       Lapse and Grace Period............................................  16
       Reinstatement.....................................................  16
       Allocation of Premium.............................................  17
       Cash Value of Your Policy.........................................  17
       Method of Determining Cash Value of an Investment Fund............  17
       Net Investment Factor.............................................  18
       Our Right to Reject or Return a Premium Payment...................  18

  THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS..........................  19
       MetLife Investors and the Separate Account........................  19
       Certain Payments We Receive with Regard to the Investment Funds...  22
       Selection of the Investment Funds.................................  22
       Substitution and Limitations on Further Investments...............  23
       Voting............................................................  23
       Transfers.........................................................  24
       Dollar Cost Averaging.............................................  25
       Portfolio Rebalancing.............................................  26
       Description of the MetLife Asset Allocation Program...............  26

  DEATH BENEFIT..........................................................  27
       Change of Death Benefit...........................................  28
       Change in Face Amount.............................................  29

  ACCESS TO YOUR MONEY...................................................  29
       Policy Loans......................................................  29
       Loan Interest Charged.............................................  30
       Security..........................................................  30
       Repaying Policy Debt..............................................  30
       Partial Withdrawals...............................................  31
       Pro-Rata Surrender................................................  31
       Full Surrenders...................................................  32

  OTHER INFORMATION......................................................  32
       The General Account...............................................  32
       Distribution......................................................  33
       Suspension or Delay of Payments or Transfers......................  34
       Ownership.........................................................  34
       Conversion Rights.................................................  35
       Additional Benefits...............................................  35
       Legal Proceedings.................................................  37
       Independent Registered Public Accounting Firm.....................  37
       Financial Statements..............................................  37
       Restrictions on Financial Transactions............................  37

  CHARGES................................................................  37
       Deductions from Each Premium Payment..............................  38
       Monthly Deduction.................................................  38

             TABLE OF CONTENTS                                PAGE

                  Charges for Additional Benefit Riders......  40
                  Mortality and Expense Risk Charge..........  40
                  Surrender Charge...........................  41
                  Transaction Charges........................  42
                  Projection of Benefits and Values Charge...  42
                  Investment Fund Expenses...................  42

             FEDERAL TAX STATUS..............................  42

             SPECIAL TERMS...................................  47

             APPENDIX A: ILLUSTRATIONS OF POLICY VALUES......  49

SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE SPECIAL TERMS SECTION AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The Policy is a contract between you the Owner, and us, an insurance company, under which we provide insurance protection. Upon receipt of satisfactory proof of death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured, we pay death proceeds to your selected Beneficiary. Death proceeds equal the death benefit on the date of death of the Insured (or the Last Insured), plus any additional insurance provided by rider, less any Indebtedness and cost of insurance and any other charges that may be due.

POLICY FLEXIBILITY. The Policy is "flexible" because:

..  the frequency and amount of premiums can vary;

..  you can choose among death benefit options; and

..  you can change the amount of insurance coverage.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options: Option A, Option B and Option C. Option A provides a level death benefit equal to the Face Amount of your Policy. Options B and C provide a variable death benefit equal to the Policy's Face Amount plus the Cash Value of the Policy on the Insured's (or Last Insured's) date of death. The death benefits under all three Options are subject to increases required by the Internal Revenue Code of 1986. If your Policy is issued with either Option A or Option B, you may later change your death benefit option, unless your Policy was issued in Florida. A Policy issued with an Option C death benefit may not be changed.

FREE LOOK. You may cancel the Policy within 20 days after you receive it (or whatever period may be required in your state) or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid (or whatever amount is required in your state).


INVESTMENT CHOICES. You can allocate your Net Premiums and Cash Value to our General Account or among any or all of the thirty Investment Funds available through the Policy. The Investment Funds available include equity funds, bond funds and a money market fund.


PARTIAL WITHDRAWALS. After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and minimum amount of partial withdrawals you may make in a Policy year. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES.

TRANSFERS. You may transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to or from the General Account (subject to restrictions). You can make 12 transfers in a Policy year without charge. For each transfer in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and amount of transfers you may make in a Policy year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer the following automated transfer privileges:

.. DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis.

.. PORTFOLIO REBALANCING. Under the portfolio rebalancing program, you may direct us to automatically restore the balance of the Cash Value in the General Account and the Investment Funds to the percentages determined in advance.

LOANS. You may borrow Cash Value from your Policy. The maximum amount you may borrow is the Cash Value of the Policy net of the surrender charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest to be earned through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.5% on your loan. However, we credit interest at an annual rate of at least 4% on the amount we hold in the Loan Subaccount as security for the loan. LOANS MAY HAVE TAX CONSEQUENCES.

PRO-RATA SURRENDERS. After the first Policy year, you may make a Pro-Rata Surrender of the Policy that will reduce the Face Amount and the Cash Value by any whole percentage chosen by you. A PRO-RATA SURRENDER MAY HAVE TAX CONSEQUENCES.

SURRENDERS. You may make a full surrender of the Policy for its Cash Surrender Value at any time. The Policy's Cash Surrender Value equals the Cash Value reduced by any Policy loan and accrued loan interest and by any applicable surrender charge. A SURRENDER MAY HAVE TAX CONSEQUENCES.

TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in the value of your Policy should not be taxable to you. As long as your Policy is not a modified endowment contract (MEC), partial withdrawals and Pro-Rata Surrenders should be non-taxable until you have withdrawn or made a Pro-Rata Surrender of an amount equal to your total investment in the Policy. Death proceeds paid to your beneficiary should generally be free of Federal income tax.

CONVERSION PRIVILEGE. During the first two Policy years, you have a one-time right to convert the Policy to fixed benefit coverage by irrevocably electing to transfer all of your Cash Value, and to allocate all future premiums, to the General Account. The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge or transfer limits, if any, and will have no effect on the Policy's death benefit, Face Amount, net amount at risk, rate class or Issue Age.

ADDITIONAL BENEFITS. We offer several riders that provide additional insurance benefits under the Policy, such as the Supplemental Coverage Term Rider, which provides an additional death benefit payable on the death of the Insured(s). We generally deduct any monthly charges for these riders as part of the monthly deduction. Your registered representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's Cash Value in one or more Investment Funds, then you will be subject to the risk that investment performance will be unfavorable and that your Cash Value will decrease. In addition, we deduct Policy fees and charges from your Policy's Cash Value, which can significantly reduce your Policy's Cash Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's Cash Value. It is possible to lose your full investment and your Policy could lapse without value unless you pay additional premium. If you allocate Cash Value to the General Account, then we credit such Cash Value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

SURRENDER AND WITHDRAWAL RISKS. The Policy is designed to provide lifetime insurance protection. The Policy is not offered primarily as an investment and should not be used as a short-term savings vehicle. If you surrender the Policy or let it lapse (terminate without value) within the first 10 Policy years (and, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount), you will be subject to a surrender charge. You will also be subject to income tax on any gain that is distributed or deemed to be distributed from the Policy.

You will also be subject to a surrender charge if you make a Pro-Rata Surrender, or a partial withdrawal or change in death benefit option resulting in a Face Amount reduction, within the first 10 Policy years (or, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount).

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's Cash Value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges determine the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have not paid a sufficient amount of premiums or if the investment performance of the Investment Funds is poor. If your Cash Surrender Value is insufficient to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Regardless of your Cash Surrender Value, however, your Policy generally will not lapse: (1) during the first five Policy years, if you pay certain required premium amounts; or (2) if you are protected by the Secondary Guarantee Rider. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.


TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law, although there is some uncertainty regarding the Federal tax treatment of joint and last survivor policies, especially when issued on a substandard basis. The death benefit under a Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in receipt of any portion of your Policy's Cash Value until there is an actual distribution from the Policy. Moreover, death benefits payable under the Policy should be excludable from the gross income of the beneficiary to the extent provided under the tax law. Although the beneficiary should generally not have to pay Federal income tax on the death benefit, other taxes, such as estate taxes, may apply. In the case of employer-owned life insurance as defined in section 101(j) of the Internal Revenue Code, the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued.


Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract, or MEC, due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your policy becomes a MEC, surrenders, partial withdrawals, Pro-Rata Surrenders and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal, Pro-Rata Surrender or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a MEC, distributions will generally be treated first as a return of basis, or investment in the contract, and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Status." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the Cash Value of your Policy over time because we subtract the amount of the loan from the Investment Funds and/or the General Account as collateral, and hold it in our Loan Subaccount. This loan collateral does not participate in the investment experience of the Investment Funds or receive any higher current interest rate credited to the General Account.

We also reduce the amount we pay on the Insured's (or Last Insured's, with respect to the Joint and Last Survivor Policy) death by the amount of any Indebtedness. Your Policy may lapse if your Indebtedness reduces the Cash Surrender Value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans, partial withdrawals and Pro-Rata Surrenders you have made exceed the premiums you have paid. Since loans, partial withdrawals and Pro-Rata Surrenders reduce your Policy's Cash Value, any remaining Cash Value may be insufficient to pay the income tax due.

LIMITATIONS ON ACCESS TO CASH VALUE. We limit partial withdrawals from Cash Surrender Value to 12 per Policy year and may impose a $25 fee for partial withdrawals in excess of 12 in a Policy year. The maximum amount you may withdraw from an Investment Fund each Policy year is the Policy's Cash Value in that Fund, net of applicable surrender charges and fees. The minimum amount, net of applicable surrender charges and fees, is the lesser of $500 or the Policy's Cash Value in the Investment Fund or the General Account. We reserve the right to limit the number and minimum amount of partial withdrawals in a Policy year.

LIMITATIONS ON TRANSFERS. We limit the number of transfers among the Investment Funds and to and from the General Account to 12 per Policy year and may impose a $25 fee for transfers in excess of 12 in a Policy year. The minimum amount that can be transferred is the lesser of $500 or the total Cash Value in an Investment Fund or the General Account. Transfers FROM the General Account are subject to additional limitations: the maximum amount you can transfer from the General Account in any Policy year is equal to the greater of 25% of the Policy's Cash Surrender Value in the General Account at the beginning of the year, or the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy. We are not currently enforcing these additional limitations, but reserve the right to do so. We also reserve the right to restrict the number and amount of transfers you may make in a Policy year. We or an Investment Fund may also impose certain restrictions on market timing activities. See "Transfers" and each Fund's prospectus for more details.

TAX LAW CHANGES. Tax laws, regulations and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE INVESTMENT FUNDS

A comprehensive discussion of the risks associated with each of the Investment Funds can be found in the prospectuses for the Investment Funds. THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT FUNDS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLES

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or makes transfers among the Investment Funds and the General Account.

If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender or rate class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Service Office. Also, in connection with your purchase of the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the Insured's age and rate class, the death benefit option, Face Amount, planned periodic premiums and riders requested.

TRANSACTION FEES

Charge                     When Charge is Deducted       Current Amount Deducted        Maximum Amount Deductible
-----------------------------------------------------------------------------------------------------------------------
Sales Charge Imposed on    On payment of premium         5% in Policy years 1-10        In Policy year 1, 15% on up
Premiums/1/                                              2% in Policy years 11+         to one Target Premium, 5% in
                                                                                        excess of one Target Premium/2/
                                                                                        5% in Policy years 2-10
                                                                                        2% in Policy years 11+
-----------------------------------------------------------------------------------------------------------------------

Premium Tax Imposed on     On payment of premium         2% in all Policy years         2% in all Policy years
Premiums/3/
-----------------------------------------------------------------------------------------------------------------------

Federal Tax Imposed on     On payment of premium         1.3% in all Policy years       1.3% in all Policy years
Premiums
-----------------------------------------------------------------------------------------------------------------------

Surrender Charge           On surrender, lapse, or Face  45% of one Target              45% of one Target Premium
                           Amount reduction in the       Premium in Policy years 1-5    in Policy years 1-5 (less in
                           first 10 Policy years (and,   (less in other Policy years -- other Policy years -- see
                           with respect to a Face        see footnote)/4/               footnote)/4/
                           Amount increase under the
                           Single Life Policy, in the
                           first 10 Policy years after
                           the increase)
-----------------------------------------------------------------------------------------------------------------------

Transaction Charge for     On transfer of cash value     Not currently charged          $25 for each transfer in excess
Transfers                  among Investment Funds                                       of 12 per Policy year
                           and to and from the General
                           Account
-----------------------------------------------------------------------------------------------------------------------

Transaction Charge for     On partial withdrawal of      Not currently charged          $25 for each partial
Partial Withdrawal         cash value                                                   withdrawal in excess of 12 per
                                                                                        Policy year
-----------------------------------------------------------------------------------------------------------------------

Projection of Benefits and Upon provision of each        $25 per illustration           $25 per illustration
Values Charge              illustration in excess of one
                           per year

/1/ Current and maximum Sales Charges may vary from the amounts shown in this table in certain states.
/2/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class.
/3/ The amount deducted may be higher than the actual state and/or local premium taxes imposed with respect to your Policy.
/4/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. After the fifth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the fifth Policy year following a Face Amount increase), the Surrender Charge declines on a monthly basis over the remaining five years of the Surrender Charge period until it reaches $0 in the last month of the tenth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the tenth Policy year following the Face Amount increase). A pro rata portion of the Surrender Charge applies to a Pro-Rata Surrender, a requested Face Amount reduction, as well as to a Face Amount reduction resulting from a partial withdrawal or a change in death benefit option.

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Investment Fund fees and expenses.

PERIODIC CHARGES OTHER THAN INVESTMENT FUND OPERATING EXPENSES

---------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted Current Amount Deducted    Maximum Amount Deductible
---------------------------------------------------------------------------------------------------------------
Cost of Insurance:/1/

SINGLE LIFE POLICY

  MINIMUM AND                           Monthly         $.01 to $83.33 per $1,000  $.06 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                        of net amount at risk/2/   net amount at risk/2/

  CHARGE IN THE FIRST POLICY            Monthly         $.14 per $1,000 of net     $.41 per $1,000 of net
  YEAR FOR A MALE INSURED,                              amount at risk             amount at risk
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A BASE POLICY
  FACE AMOUNT OF $900,000

JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                           Monthly         $.00 to $83.33 per $1,000  $.00 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                        of net amount at risk      net amount at risk

  CHARGE IN THE FIRST POLICY            Monthly         $.01 per $1,000 of net     $.06 per $1,000 of net
  YEAR FOR A MALE AND A                                 amount at risk             amount at risk
  FEMALE INSURED, JOINT ISSUE
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000
---------------------------------------------------------------------------------------------------------------

Policy Charge                           Monthly         $25 per month in Policy    $25 per month in Policy
                                                        year 1                     year 1
                                                        $6 per month in Policy     $6 per month in Policy
                                                        years 2+                   years 2+
---------------------------------------------------------------------------------------------------------------

Mortality and Expense Risk              Daily           .55% in Policy years 1-10  .55% in Policy years 1-10
Charge (annual rate                                     .25% in Policy years 11-20 .45% in Policy years 11-20
imposed on Cash Value in                                .05% in Policy years 21+   .35% in Policy years 21+
the Separate Account)
---------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative.
/2/ The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 4% per year) and the Policy's Cash Value.

-----------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted       Current Amount Deducted     Maximum Amount Deductible
-----------------------------------------------------------------------------------------------------------------------
Selection and Issue
  Expense Charge/1/

SINGLE LIFE POLICY

  MINIMUM AND                   Monthly during the            $.03 to $.42 per $1,000 of  $.04 to $.65 per $1,000 of
  MAXIMUM CHARGE                first 10 Policy years (and,   base Policy face amount     base Policy and Supplemental
                                with respect to a face                                    Coverage Term Rider face
                                amount increase, during the                               amount
                                first 10 Policy years after
                                the increase)

  CHARGE FOR A MALE             Monthly during the first 10   $.12 per $1,000 of base     $.18 per $1,000 of base
  INSURED, ISSUE AGE 50, IN     Policy years (and with        Policy face amount          Policy and Supplemental
  THE PREFERRED NONSMOKER       respect to a face amount                                  Coverage Term Rider face
  RATE CLASS WITH A FACE        increase, during the first 10                             amount
  AMOUNT OF $900,000            Policy years after the
                                increase)
JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                   Monthly during the first 10   $.06 to $1.01 per $1,000 of $.06 to $1.01 per $1,000 of
  MAXIMUM CHARGE                Policy years                  base Policy face amount     base Policy face amount
  FOR THE BASE POLICY

  CHARGE FOR A MALE AND A       Monthly during the first 10   $.42 per $1,000 of base     $.42 per $1,000 of base
  FEMALE INSURED, JOINT ISSUE   Policy years                  Policy face amount          Policy face amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000

  MINIMUM AND                   Monthly during the first 10   $.03 to $.28 per $1,000 of  $.03 to $.28 per $1,000 of
  MAXIMUM CHARGE FOR            Policy years                  rider face amount           rider face amount
  THE SUPPLEMENTAL
  COVERAGE TERM RIDER

  CHARGE FOR A MALE AND A       Monthly during the first 10   $.06 per $1,000 of rider    $.06 per $1,000 of rider face
  FEMALE INSURED, JOINT ISSUE   Policy years                  face amount                 amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A RIDER FACE AMOUNT OF
  $450,000
-----------------------------------------------------------------------------------------------------------------------

Net Loan Interest Charge        Yearly                        .50% of loan collateral/2/  .50% of loan collateral/2/
-----------------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative. For Policies issued before July 20, 2005, the current amount deducted ranges from $.04 to $.65 per $1,000 of base Policy face amount.
/2/ The maximum interest charge on Policy loans is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.15% in Policy year 21 and thereafter. The current interest charge is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.00% in Policy year 21 and thereafter. The Cash Value amount we transfer to the Loan Account as security for the loan will accrue interest daily at an annual earnings rate of 4%.

 Charges for Riders:

---------------------------------------------------------------------------------------------------------------------
Charge                         When Charge is Deducted       Current Amount Deducted     Maximum Amount Deductible
---------------------------------------------------------------------------------------------------------------------
Supplemental Coverage
Term Rider/1/

SINGLE LIFE POLICY

  MINIMUM AND                  Monthly                       $.01 to $83.33 per $1,000   $.06 to $83.33 per $1,000 of
  MAXIMUM COST OF                                            of net amount at risk       net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST          Monthly                       $.08 per $1,000 of net      $.19 per $1,000 of net
  POLICY YEAR FOR A MALE                                     amount at risk              amount at risk
  INSURED, ISSUE AGE 40, IN
  THE PREFERRED NONSMOKER
  RATE CLASS WITH A RIDER
  FACE AMOUNT OF $750,000

  SELECTION AND ISSUE          Monthly                       Not currently charged       Same as base Policy--see
  EXPENSE CHARGE                                                                         preceding table

JOINT AND LAST SURVIVOR
POLICY

  MINIMUM AND                  Monthly                       $.00 to $83.33 per $1,000   $.00 to $83.33 per $1,000 of
  MAXIMUM COST OF                                            of net amount at risk       net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST          Monthly                       $.01 per $1,000 of net      $.06 per $1,000 of net
  POLICY YEAR FOR A MALE                                     amount at risk              amount at risk
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A RIDER FACE
  AMOUNT OF $450,000

  SELECTION AND ISSUE          Monthly                       Same as base Policy--see    Same as base Policy--see
  EXPENSE CHARGE                                             preceding table             preceding table
---------------------------------------------------------------------------------------------------------------------

Lifetime Coverage Rider        Monthly, beginning at the     $.76 per $1,000             $.76 per $1,000
                               Insured's age 80 (the         of net amount at risk       of net amount at risk
                               younger Insured's age 80
                               with respect to the Joint and
                               Last Survivor Policy)
---------------------------------------------------------------------------------------------------------------------

Secondary Guarantee            Monthly                       $.02 per $1,000 of net      $.02 per $1,000 of net
Rider                                                        amount at risk              amount at risk
---------------------------------------------------------------------------------------------------------------------

Waiver of Specified
Premium Rider/1/

  MINIMUM AND                  Monthly                       $1.30 to $10.88 per $100 of $1.30 to $10.88 per $100 of
  MAXIMUM CHARGE                                             Specified Premium           Specified Premium

  CHARGE IN THE FIRST POLICY   Monthly                       $5.25 per $100 of Specified $5.25 per $100 of Specified
  YEAR FOR A MALE INSURED,                                   Premium                     Premium
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS

  CHARGE IN THE FIRST POLICY   Monthly                       N/A                         N/A
  YEAR FOR A MALE INSURED
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS
---------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

Additional Riders -- Single Life Policy

--------------------------------------------------------------------------------------------------------------
Charge                         When Charge is Deducted Current Amount Deducted     Maximum Amount Deductible
--------------------------------------------------------------------------------------------------------------

Waiver of Monthly
Deduction Rider/1/

  MINIMUM AND                          Monthly         $3.00 to $28.50 per $100 of $3.00 to $28.50 per $100 of
  MAXIMUM CHARGE                                       monthly deduction           monthly deduction

  CHARGE IN THE FIRST POLICY           Monthly         $14.50 per $100 of monthly  $14.50 per $100 of monthly
  YEAR FOR A MALE                                      deduction                   deduction
  INSURED, ISSUE AGE 50, IN
  THE PREFERRED NONSMOKER
  RATE CLASS
--------------------------------------------------------------------------------------------------------------

Additional Riders -- Joint and Last Survivor Policy

--------------------------------------------------------------------------------------------------------------
Charge                       When Charge is Deducted Current Amount Deducted     Maximum Amount Deductible
--------------------------------------------------------------------------------------------------------------
Estate Preservation Term
Rider/1/

  MINIMUM AND                        Monthly         $.02 to $1.23 per $1,000 of $.02 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                     rider face amount           rider face amount

  CHARGE FOR A MALE AND              Monthly         $.05 per $1,000 of rider    $.06 per $1,000 of rider face
  A FEMALE INSURED, JOINT                            face amount                 amount
  ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A RIDER FACE
  AMOUNT OF $450,000
--------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

ANNUAL INVESTMENT FUND OPERATING EXPENSES


The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2007, before and after any contractual fee waivers and expense reimbursements. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.



                                                                     Minimum Maximum
------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)...............................   .29%   1.25%
Net Total Annual Investment Fund Operating Expenses
  (net of any contractual fee waivers and expense reimbursements)*..   .28%   1.25%
------------------------------------------------------------------------------------


       * The range of Net Total Annual Investment Fund Operating Expenses takes into account contractual arrangements for certain Investment Funds that require the investment adviser to reimburse or waive Investment Fund operating expenses until April 30, 2009, as described in more detail below.

INVESTMENT FUND EXPENSES


Annual Investment Fund Operating Expenses for the period ended December 31, 2007, as a percentage of average net assets, before and after any fee waivers and expense reimbursements, were as follows:




                                                                                              Fee
                                                                                            Waivers
                                                                       Acquired    Gross      and
                                                                      Fund Fees    Total    Expense   Net Total
                                            Management  Other            and       Annual  Reimburse-   Annual
                                               Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
-----------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
 Clarion Global Real Estate Portfolio          0.61%     0.04%   --        --       0.65%       --       0.65%
 Harris Oakmark International Portfolio        0.77%     0.09%   --        --       0.86%       --       0.86%
 Lazard Mid Cap Portfolio                      0.69%     0.07%   --        --       0.76%       --       0.76%
 Legg Mason Partners Aggressive Growth
   Portfolio                                   0.62%     0.05%   --        --       0.67%       --       0.67%
 Legg Mason Value Equity Portfolio             0.63%     0.04%   --        --       0.67%       --       0.67%
 Loomis Sayles Global Markets Portfolio        0.68%     0.06%   --        --       0.74%       --       0.74%
 Lord Abbett Bond Debenture Portfolio          0.49%     0.05%   --        --       0.54%       --       0.54%
 Lord Abbett Growth and Income Portfolio       0.49%     0.03%   --        --       0.52%       --       0.52%
 Met/AIM Small Cap Growth Portfolio            0.86%     0.06%   --        --       0.92%       --       0.92%
 MFS(R) Emerging Markets Equity Portfolio      1.00%     0.25%   --        --       1.25%       --       1.25%
 MFS(R) Research International Portfolio       0.70%     0.09%   --        --       0.79%       --       0.79%
 Oppenheimer Capital Appreciation Portfolio    0.58%     0.04%   --        --       0.62%       --       0.62%
 PIMCO Inflation Protected Bond Portfolio      0.50%     0.05%   --        --       0.55%       --       0.55%
 PIMCO Total Return Portfolio                  0.48%     0.04%   --        --       0.52%       --       0.52%/3/
 RCM Technology Portfolio                      0.88%     0.09%   --        --       0.97%       --       0.97%
 T. Rowe Price Mid Cap Growth Portfolio        0.75%     0.05%   --        --       0.80%       --       0.80%
 Third Avenue Small Cap Value Portfolio        0.73%     0.03%   --        --       0.76%       --       0.76%
 Turner Mid Cap Growth Portfolio               0.77%     0.06%   --        --       0.83%       --       0.83%
 Van Kampen Comstock Portfolio                 0.58%     0.03%   --        --       0.61%       --       0.61%
 MetLife Defensive Strategy Portfolio          0.09%       --    --      0.62%      0.71%       --       0.71%/4/
 MetLife Moderate Strategy Portfolio           0.07%       --    --      0.65%      0.72%       --       0.72%/4/
 MetLife Balanced Strategy Portfolio           0.06%       --    --      0.69%      0.75%       --       0.75%/4/
 MetLife Growth Strategy Portfolio             0.06%       --    --      0.72%      0.78%       --       0.78%/4/
 MetLife Aggressive Strategy Portfolio         0.09%     0.01%   --      0.72%      0.82%       --       0.82%/4/
-----------------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
 BlackRock Money Market Portfolio              0.33%     0.07%   --        --       0.40%     0.01%      0.39%/5/
 Davis Venture Value Portfolio                 0.69%     0.04%   --        --       0.73%       --       0.73%
 Harris Oakmark Focused Value Portfolio        0.72%     0.04%   --        --       0.76%       --       0.76%
 Jennison Growth Portfolio                     0.63%     0.04%   --        --       0.67%       --       0.67%
 MetLife Stock Index Portfolio                 0.25%     0.04%   --        --       0.29%     0.01%      0.28%/6/
 Western Asset Management U.S.
   Government Portfolio                        0.49%     0.05%   --        --       0.54%       --       0.54%
-----------------------------------------------------------------------------------------------------------------

/1/ Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/2/ Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

/3/ The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

/4/ The Portfolio is a "funds of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee.
/5/ MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
/6/ MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%


   For information concerning compensation paid for the sale of the Policies, see "Distribution."

THE VARIABLE LIFE INSURANCE POLICY

The Policy provides for life insurance coverage on the Insured(s). It has a Cash Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Cash Value less any loans, loan interest accrued, unpaid selection and issue expense charge due for the remainder of the first Policy year, and surrender charges and any partial withdrawal fee is insufficient to pay the monthly deductions, the Policy may terminate.

WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

..  create or conserve one's estate;

..  supplement retirement income; and

..  access to funds through loans and surrenders.

REPLACING EXISTING INSURANCE

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure any exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. This prospectus provides a general description of the Policy. Your actual policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your policy and its endorsements and riders, if any, contact our Service Office.

PURCHASES

APPLICATION FOR A POLICY

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records or a physician's statement, or submit to a complete paramedical examination.

PREMIUMS

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. The minimum initial premium we accept is computed for you based on the Face Amount you request. Insurance coverage begins under a Policy as of the Issue Date. Policy Anniversaries, Policy years and Policy months are measured from the Issue Date.

The Policy is designed for the payment of subsequent premiums after payment of the initial premium. You can establish planned annual premiums. Each premium after the initial premium must be at least $10. All premiums must be paid at our Service Office. We accept premiums paid by check or cashier's check. We do not accept cash, money orders or traveler's checks. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

If you establish a schedule of planned premiums, we will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse. However, at the end of the first Policy year, your total premium payments must be greater than or equal to the minimum initial annual premium amount as shown on the specifications page of your Policy.

UNSCHEDULED PREMIUMS

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1) refuse that premium payment, or

(2) require additional evidence of insurability before it accepts the premium.

Premiums can not be paid after the Insured attains age 100 with respect to the Single Life Policy, or after the younger Insured attains age 100 with respect to the Joint and Last Survivor Policy.

COMMUNICATIONS AND PAYMENTS

We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Service Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

LAPSE AND GRACE PERIOD

During the first 5 Policy years, your Policy will not lapse even if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

.. the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium, which can be found on the specifications page of your Policy. The No Lapse Monthly Premium may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

After the first 5 Policy years, lapse will occur if:

..  the Cash Surrender Value is not sufficient to cover the monthly deduction;
   and

..  a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you and any assignee of record of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value. If your Policy was issued in Florida, the Grace Period provisions may be different. Please refer to your Policy.

Even if you pay the No Lapse Premium throughout the No Lapse Period, the Cash Surrender Value at the end of the No Lapse Period may be insufficient to keep the Policy in force unless an additional premium payment is made at that time. The additional premium required may be significantly higher than the No Lapse Premium. If you pay only the No Lapse Premium, you may be foregoing the advantage of potentially building up a significant Cash Value.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

..  submit a written request for reinstatement;

.. submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

.. pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

.. pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date we approve the application for reinstatement. The Cash Value of your Policy on the reinstatement date is equal to:

..  the amount of any Policy loan reinstated;

.. increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse;

.. decreased by any monthly deductions and loan interest due and unpaid at the time of lapse.

Upon reinstatement:

..  The Surrender Charge at the time of reinstatement will be the Surrender
   Charge in effect at the time of lapse. If only a portion of the coverage is reinstated then only the applicable portion of the Surrender Charge will be reinstated, and the Cash Value following reinstatement will be increased by the applicable portion of the Surrender Charge imposed at the time of lapse.

.. Following reinstatement, the No Lapse Period provision will again be applicable for any remaining portion of the No Lapse Period if sufficient premium is paid so that, as of the effective date of reinstatement, the sum of all premiums paid (reduced by any partial withdrawals and any outstanding loans), is greater than the No Lapse Monthly Premiums multiplied by the number of elapsed months since the Issue Date.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. If a Policy is to be reinstated, it must be done prior to the Insured's (with respect to the Single Life Policy), or the younger Insured's (with respect to the Joint and Last Survivor Policy), Attained Age
100. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

ALLOCATION OF PREMIUM

When we receive a premium from you, we deduct:

..  a Tax Charge for premium taxes and Federal taxes; and

..  a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial Net Premium (and any other Net Premium received during the free look period) to the BlackRock Money Market Portfolio. Once the free look period expires, the Cash Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers and currently, our practice is to require that a minimum percentage of 1% of Net Premium be allocated. This allocation is not subject to the transfer fee provision.

CASH VALUE OF YOUR POLICY

The Cash Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Please see your Policy for information regarding the method we use to determine the Cash Value of premium allocated to the General Account.

METHOD OF DETERMINING CASH VALUE OF AN INVESTMENT FUND

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Cash Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund on the Investment Start Date, the Cash Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Cash Value in an Investment Fund will equal:

(1) The Cash Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred plus any transfer charges from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal transaction charge or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1) The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period (see "Charges"); divided by

(6) The value of the assets at the end of the preceding Valuation Period.

OUR RIGHT TO REJECT OR RETURN A PREMIUM PAYMENT

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums. (See "Federal Tax Status" for further discussion of the Policy's qualification as a life insurance contract under the Code and the consequences of being a MEC.) If mandated under other applicable federal or state law, we also may be required to return a premium payment.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

MetLife Investors Insurance Company (MetLife Investors or the Company), is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company whose principal office is located at 200 Park Avenue, New York, New York 10166. We are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. We established MetLife Investors Variable Life Account One (the Separate Account) to hold certain assets that underlie the Policies. The assets of the Separate Account are held in our name on behalf of the Separate Account and are not chargeable with liabilities arising out of any other business we may conduct. All income, gains, and losses (realized or unrealized) resulting from those assets are credited to or against the Separate Account without regard to our other income, gains and losses. We are obligated to pay all benefits under the Policies. The amount of the Policy's death benefit that exceeds the Policy's Cash Value is paid from the General Account. Death benefit amounts paid from the General Account are subject to the claims paying ability of the Company.

For Policies issued on or before December 31, 2002, General American Life Insurance Company, the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American Life Insurance Company will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American Life Insurance Company directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life Insurance Company, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life Insurance Company's rating.


There are currently 30 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and
(2) Metropolitan Series Fund, Inc.

PURCHASERS SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING. COPIES OF THE PROSPECTUSES FOR THE INVESTMENT FUNDS WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR POLICY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, SERVICE OFFICE, P.O. BOX 990059, HARTFORD, CT 06199-0059, (877) 357-4419. CERTAIN
PORTFOLIOS CONTAINED IN THE INVESTMENT FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR POLICY.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.


Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Metropolitan Series Fund, Inc. Met Investors Advisory and MetLife Advisers have each engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                  ADVISER: MET INVESTORS ADVISORY, LLC



Investment Fund                          Sub-Adviser             Investment Objective
---------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio     ING Clarion Real Estate Total return through investment in real estate
                                         Securities, L.P./1/     securities, emphasizing both capital
                                                                 appreciation and current income.

Harris Oakmark International Portfolio   Harris Associates L.P.  Long-term capital appreciation.

Lazard Mid Cap Portfolio                 Lazard Asset            Long-term growth of capital.
                                         Management LLC

Legg Mason Partners Aggressive Growth    ClearBridge Advisors,   Capital appreciation.
Portfolio                                LLC

Legg Mason Value Equity Portfolio        Legg Mason Capital      Long-term growth of capital.
                                         Management, Inc.

Loomis Sayles Global Markets Portfolio   Loomis, Sayles &        High total investment return through a
                                         Company, L.P.           combination of capital appreciation and
                                                                 income.

Lord Abbett Bond Debenture Portfolio     Lord, Abbett & Co. LLC  High current income and the opportunity for capital appreciation to produce a high total
                                                                 return.

Lord Abbett Growth and Income Portfolio  Lord, Abbett & Co. LLC  Long-term growth of capital and income without excessive fluctuation in market
                                                                 value.

Met/AIM Small Cap Growth Portfolio       Invesco Aim Capital     Long-term growth of capital.
                                         Management, Inc.

MFS(R) Emerging Markets Equity Portfolio Massachusetts Financial Capital appreciation.
                                         Services Company

MET INVESTORS SERIES TRUST                  ADVISER: MET INVESTORS ADVISORY, LLC



Investment Fund                            Sub-Adviser             Investment Objective
----------------------------------------------------------------------------------------------------------------

MFS(R) Research International Portfolio    Massachusetts Financial Capital appreciation.
                                           Services Company

Oppenheimer Capital Appreciation Portfolio OppenheimerFunds, Inc.  Capital appreciation.

PIMCO Inflation Protected Bond Portfolio   Pacific Investment      Maximum real return, consistent with
                                           Management Company      preservation of capital and prudent
                                           LLC                     investment management.

PIMCO Total Return Portfolio               Pacific Investment      Maximum total return, consistent with the
                                           Management Company      preservation of capital and prudent
                                           LLC                     investment management.

RCM Technology Portfolio                   RCM Capital             Capital appreciation; no consideration is
                                           Management LLC          given to income.

T. Rowe Price Mid Cap Growth Portfolio     T. Rowe Price           Long-term growth of capital.
                                           Associates, Inc.

Third Avenue Small Cap Value Portfolio     Third Avenue            Long-term capital appreciation.
                                           Management LLC

Turner Mid Cap Growth Portfolio            Turner Investment       Capital appreciation.
                                           Partners, Inc.

Van Kampen Comstock Portfolio              Morgan Stanley          Capital growth and income.
                                           Investment Management,
                                           Inc.

MetLife Defensive Strategy Portfolio       N/A                     A high level of current income with growth
                                                                   of capital a secondary objective.

MetLife Moderate Strategy Portfolio        N/A                     High total return in the form of income and
                                                                   growth of capital, with a greater emphasis on
                                                                   income.

MetLife Balanced Strategy Portfolio        N/A                     A balance between a high level of current
                                                                   income and growth of capital with a greater
                                                                   emphasis on growth of capital.

MetLife Growth Strategy Portfolio          N/A                     Growth of capital.

MetLife Aggressive Strategy Portfolio      N/A                     Growth of capital.


METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC


Investment Fund                        Sub-Adviser              Investment Objective
------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/2/    BlackRock Advisors,      High level of current income consistent with
                                       LLC                      preservation of capital.

Davis Venture Value Portfolio          Davis Selected Advisers, Growth of capital.
                                       L.P./3/

Harris Oakmark Focused Value Portfolio Harris Associates L.P.   Long-term capital appreciation.

Jennison Growth Portfolio              Jennison Associates LLC  Long-term growth of capital.

Investment Fund                          Sub-Adviser           Investment Objective
---------------------------------------------------------------------------------------------------------

MetLife Stock Index Portfolio            MetLife Investment    To equal the performance of the Standard &
                                         Advisors Company, LLC Poor's 500 Composite Stock Price Index.

Western Asset Management U.S. Government Western Asset         Maximize total return consistent with
Portfolio                                Management Company    preservation of capital and maintenance of
                                                               liquidity.
---------------------------------------------------------------------------------------------------------



/1/ Prior to April 28, 2008, Neuberger Berman Management, Inc. was the sub-adviser to this Portfolio.
/2/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/3/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.


Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT FUNDS


We do not receive compensation from any of the advisers or sub-advisers of any of the Portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the Portfolios. However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are organized as limited liability companies. Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an Investment Fund. We will benefit accordingly from assets allocated to the Investment Funds to the extent they result in profits to the advisers. (See "Fee Tables -- Annual Investment Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Investment Funds for information on the management fees paid by the adviser to sub-advisers.) Additionally, an investment adviser or sub-adviser of an Investment Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.


SELECTION OF THE INVESTMENT FUNDS


We select the Investment Funds offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Fund's adviser or sub-adviser is one of our affiliates or whether the Investment Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Funds periodically and may remove an Investment Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Investment Fund no longer meets one or more of the selection criteria, and/or if the Investment Fund has not attracted significant allocations from Policy Owners. We may include Investment Funds based on recommendations from selling firms. In some cases, the selling firms may receive payments from the Investment Funds they recommend and may benefit accordingly from the allocation of cash value to such Investment Funds.


WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE INVESTMENT FUNDS YOU HAVE CHOSEN.

SUBSTITUTION AND LIMITATIONS ON FURTHER INVESTMENTS

We may, without your consent, add additional Investment Funds that may have different fees and expenses. You may be permitted to allocate additional premium payments and/or transfer Cash Value to the additional Investment Fund(s). However, the right to make any allocation or transfer will be limited by any terms and conditions in effect at the time of the allocation or transfer.

If investment in the Investment Funds or a particular Investment Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Investment Fund or Investment Funds without your consent. The substituted Investment Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Funds to allocations of premiums or Cash Value, or both, at any time in our sole discretion.

If automatic allocations (such as dollar cost averaging or portfolio rebalancing) are being made to an Investment Fund that is closed, and if you do not give us other instructions, then any amounts that would have gone into the closed Investment Fund will be allocated to the BlackRock Money Market Portfolio.

In addition, we may decide to operate the Separate Account as a management company under the Investment Company Act of 1940, deregister the Separate Account under that Act in the event registration is no longer required, combine the Separate Account with other separate accounts, or transfer Separate Account assets to other separate accounts.

VOTING

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting interests of an Owner in the Investment Funds will be determined as follows: Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

TRANSFERS

At your request to our Service Office, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We may charge a transfer fee of $25 for additional transfers in a Policy year. Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

We are not currently imposing these restrictions, but we reserve the right to do so.

Frequent requests from Policy Owners to transfer cash value may dilute the value of an Investment Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Fund and the reflection of that change in the Investment Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Funds and may disrupt portfolio management strategy, requiring an Investment Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (E.G., beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (I.E., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Emerging Markets Equity Portfolio, MFS Research International Portfolio and Third Avenue Small Cap Value Portfolio) and we monitor transfer activity in those Investment Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.


We do not believe that other Investment Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Funds, we rely on the underlying Investment Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Funds under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Funds that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Investment Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Investment Funds, we have entered into a written agreement, as required by SEC regulation, with each Investment Fund or its principal underwriter that obligates us to provide to the Investment Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Investment Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Investment Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Investment Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Investment Funds. If an Investment Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Investment Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Investment Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1) the value of the BlackRock Money Market Portfolio is completely depleted; or

2) you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

PORTFOLIO REBALANCING

Over time, Cash Value in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Cash Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Cash Value according to the investment percentages you elected.

VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios, each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory is the investment manager of the MetLife asset allocation portfolios.

MetLife Defensive Strategy Portfolio
MetLife Moderate Strategy Portfolio
MetLife Balanced Strategy Portfolio
MetLife Growth Strategy Portfolio
MetLife Aggressive Strategy Portfolio

Each Portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each Portfolio invests substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each Portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a Portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each Portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. Approximately every 90 days, the Portfolios will be rebalanced to their previously established target allocations. (See the Investment Fund prospectuses for a description of the target allocations.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the Portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each Portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

DEATH BENEFIT

The amount of the death benefit depends on:

..  the Face Amount of your Policy;

.. the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

..  under some circumstances the Cash Value of your Policy.

The actual amount we will pay the Beneficiary will be reduced by any Indebtedness, cost of insurance and any other charges that may be due.

The minimum face amount of insurance that we offer is $50,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000. The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy. There are three death benefit options available under your Policy.

OPTION A. The amount of the death benefit under Option A is the greater of:

..  the Face Amount; or

.. the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.

OPTION B. The amount of the death benefit under Option B is the greater of:

.. the Face Amount plus the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

.. the Cash Value of your Policy on the date of the Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100", with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.

                               Single Life Policy
                    -----------------------------------------
                    Applicable Percentage of Cash Value Table
                         For Insureds Less Than Age 100
                    -----------------------------------------
                                          Policy Cash Value
                    Insured Person's Age  Multiple Percentage
                    -----------------------------------------
                        40 or under              250%
                        45                       215%
                        50                       185%
                        55                       150%
                        60                       130%
                        65                       120%
                        70                       115%
                        75 to 90                 105%
                        95 to 99                 101%

                         Joint and Last Survivor Policy
                ------------------------------------------------
                   Applicable Percentage of Cash Value Table
                     For Younger Insureds Less Than Age 100
                ------------------------------------------------
                                             Policy Cash Value
                Younger Insured Person's Age Multiple Percentage
                ------------------------------------------------
                        40 or under                 250%
                        45                          215%
                        50                          185%
                        55                          150%
                        60                          130%
                        65                          120%
                        70                          115%
                        75 to 90                    105%
                        95 to 99                    101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

OPTION C. The amount of the death benefit under Option C is the greater of:

..  the Face Amount; or

.. the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Cash Value unless the state where your Policy was issued provides otherwise.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

CHANGE OF DEATH BENEFIT

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed unless your Policy was issued in Florida. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the Effective Date of the change. Satisfactory evidence of insurability as of the date of the change must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option
B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.")

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

You may make a change in death benefit option only after the first Policy year, and only if you have not made another Policy change during the Policy year. A change in death benefit option may have Federal income tax consequences.

CHANGE IN FACE AMOUNT

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year if you have not made another Policy change during the Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A change in the Face Amount of a Policy may have Federal income tax consequences.

Any change in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of a requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. The decrease for the Single Life Policy will reduce the Face Amount as follows: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.") If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Cash Value may be returned to you (at your election), to the extent necessary to meet these requirements.

With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective. An increase must be for at least $5,000.

You can cancel an increase in Face Amount within 20 days after you receive the new Policy specifications page for the increase (or whatever period is required in your state) or the 45th day after you sign the application for the increase, whichever period ends later. The monthly deductions associated with the increase will be restored to the Policy's Cash Value. This amount will be allocated to the General Account and the Investment Funds in the same manner as it was deducted. The request to cancel the increase must be in writing.

ACCESS TO YOUR MONEY

POLICY LOANS


We will loan money to you at the loan interest rate we establish. As of the date of this prospectus, the request by you for a loan must be in writing. However, you should contact our Service Office for our current loan procedures. We will process your loan request upon receipt at our Service Office.


You may borrow an amount up to the loan value of the Policy. The loan value is:

..  the Cash Value of the Policy at the date of the loan request; less

..  interest to the next loan interest due date; less

..  anticipated monthly deductions to the next loan interest due date; less

..  any existing loan; less

..  any surrender charge; plus

.. interest expected to be earned on the loan balance to the next loan interest due date.

The minimum amount that you can borrow is $500 (in some states this amount may be less). The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Cash Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Cash Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Cash Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Cash Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Cash Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences (see "Federal Tax Status").

Interest credited to the Cash Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy loans may have Federal income tax consequences, in particular, Policy loans outstanding after the tenth Policy year (see "Federal Tax Status").

LOAN INTEREST CHARGED

The maximum borrowing rate we may charge for a Policy loan is as follows:

                        For Loans          Annual
                        Outstanding During Interest Rate
                        ------------------ -------------
                        Policy Years 1-10      4.50%
                        Policy Years 11-20     4.25%
                        Policy Years 21+       4.15%

The current borrowing rate is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.00% in Policy year 21 and thereafter.

Policy loan interest is due and payable annually on each Policy anniversary. However, if the Policy is terminated, the loan is repaid in full, or the loan plus loan interest accrued exceeds the Cash Surrender Value, accrued loan interest will be due at that time. If you do not pay the interest when it is due, the unpaid loan interest will be deducted from the General Account and the Investment Funds on a pro-rata basis and added to the outstanding Indebtedness in the Loan Account as of the due date. You will be charged interest at the same rate as the rest of the Indebtedness. Loan interest is payable in arrears.

SECURITY

The Policy will be the only security for the loan.

REPAYING POLICY DEBT

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Cash Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness. We will process your loan repayment upon receipt at our Service Office.

PARTIAL WITHDRAWALS


After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. As of the date of this prospectus, your request must be in writing. However, you should contact our Service Office for our current partial withdrawal procedures. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we may impose a $25 fee. We will process your partial withdrawal request upon receipt at our Service Office. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.


The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a) $500 from an Investment Fund or the General Account; or

b) the Policy's Cash Value in an Investment Fund or the General Account.

For Policies issued in Idaho, there are no minimum amount requirements for partial withdrawals from the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund each Policy year is the Policy's Cash Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year; or

(2) the previous Policy year's maximum amount.

We are not currently imposing these restrictions, but we reserve the right to do so.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date of the partial withdrawal. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

The death benefit will be affected by a partial withdrawal, unless the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the partial withdrawal was allocated among the General Account and the Investment Funds. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. For the Single Life Policy, the Face Amount will be decreased in the following order: (1) the Face Amount at issue, excluding riders; and (2) any increases in the same order in which they were issued. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal (excluding riders) may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER

After the first Policy year, upon written request to us, you can make a Pro-Rata Surrender of the Policy. We will process your Pro-Rata Surrender request upon receipt at our Service Office. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request. For the Single Life Policy, the decrease will reduce the Face Amount in the following order:

(a) the Face Amount provided by the most recent increase;

(b) Face Amounts provided by the next most recent increases, successively; and

(c) the Face Amount when the Policy was issued.

You may allocate the amount of decrease in Cash Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Cash Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro- Rata Surrender. A cash payment will be made to you for the amount of Cash Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

FULL SURRENDERS

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. We will process your surrender request upon receipt of this documentation at our Service Office. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences. See "Federal Tax Status." If you surrender the Policy within the first few years after its purchase or, for the Single Life Policy, within the first few years after an increase in Face Amount, there may be little or no Cash Surrender Value after the deduction of surrender charges.

OTHER INFORMATION

THE GENERAL ACCOUNT

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your Policy provides for limitations on allocations to the General Account, our current practice is not to limit allocations to the General Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

DISTRIBUTION


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the Policies. Distributor is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org. We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies. We pay compensation to Distributor for sales of the Policies by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All selling firms receive commissions. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or sales representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We and Distributor currently pay selling firms commissions of up to 90% of Target Premium and 3.0% of premiums paid in excess of Target Premium in Policy year 1. In renewal years, the commissions will equal up to 2.0% of premiums paid in Policy years 2-10 and 1.0% of premiums paid in Policy years 11 and beyond.

We and/or Distributor may also make bonus payments to selling firms, in the following amounts: up to 20% of Target Premium and 1.0% of premium paid in excess of Target Premium in Policy year 1; and 1.0% of all premiums paid thereafter.


We and Distributor may enter into preferred distribution arrangements with selected selling firms under which we and Distributor pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable annuity and insurance products (including the Policies). Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. We and Distributor have entered into preferred distribution arrangements with our affiliates Tower Square Securities, Inc. and Walnut Street Securities, Inc., and with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates New England Securities Corporation and MetLife Securities, Inc. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Owners or the Separate Account.

The Statement of Additional Information contains additional information about the compensation paid for sale of the Policies.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

SUSPENSION OR DELAY OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers from the Separate Account for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted as determined by the SEC;

3) an emergency exists as determined by the SEC as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months. If we defer payment for 30 days or more, we will pay interest at the rate of 2.50% per year for the period of deferment. No payment from the General Account to pay premiums on the Policy will be deferred.

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

OWNERSHIP

OWNER. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, the death of the Last Insured, with respect to the Joint and Last Survivor Policy). Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last

Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it. If you are also the Beneficiary at the time of the Insured's death, you may designate some other person to receive the proceeds of the Policy within 60 days after the Insured's death.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

ASSIGNMENT. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

CONVERSION RIGHTS

While the Policy is in force, you have a one time right during the first two Policy years to transfer all of the Cash Value from the Investment Funds to the General Account.

If, at any time during the first two Policy years, you request in writing the transfer of the value held in the Investment Funds to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Face Amount, net amount at risk, rate class, or Issue Age.

If you exercise your one time conversion right, we will automatically allocate all future Net Premiums to the General Account.

ADDITIONAL BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Separate Account. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy and will be deducted as part of the monthly deduction from the Policy's Cash Value. (See
"Charges -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

The term riders discussed below permit you, by purchasing term insurance, to increase your insurance coverage. Term riders have no surrenderable cash value. If you seek to reduce the overall cost of your insurance protection, it is generally to your economic advantage to include a portion of your insurance coverage under a Supplemental Coverage Term Rider. Current charges for the Rider are lower than for the base Policy in the first ten Policy years.

Reductions in or elimination of term rider coverage do not trigger a surrender charge, and use of a term rider generally reduces sales compensation. Because the term insurance riders don't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Separate Account and usually increase with the age of the covered individual. Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount. Partial withdrawals may have tax consequences. (See "Federal Tax Status.")

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100 (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy), the death benefit will be the greater of the Face Amount or 101% of the Cash Value. The tax consequences of continuing the Policy beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy).

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65. For the Joint and Last Survivor Policy, the rider can be elected for either or both Insureds.

Split Policy Option Rider -- This rider allows the Policy to be split into two separate policies in the event there are changes in the Federal Estate Tax Law resulting in the removal of the unlimited marital deductions or reduction of at least 50% in the level of estate taxes payable on the death of the last Insured. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Additional Riders -- Single Life Policy

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit, including amounts payable under the Supplemental Coverage Term Rider (unless within three years of the rider's termination date), that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements. Consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

Additional Riders -- Joint and Last Survivor Policy

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the Policies.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM [2007 Financial Statements
Omitted]

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


FINANCIAL STATEMENTS [2007 Financial Statements Omitted]


The financial statements of the Company and the consolidated financial statements of General American Life Insurance Company are provided in the Statement of Additional Information.


RESTRICTIONS ON FINANCIAL TRANSACTIONS

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

CHARGES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

  .  the death benefit, cash, and loan benefits under the Policy
  .  investment options, including premium allocations
  .  administration of elective options
  .  the distribution of reports to Policy Owners

Costs and expenses we incur:

  . costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)
  .  overhead and other expenses for providing services and benefits
  .  sales and marketing expenses
  . other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

  . that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate
  . that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM EACH PREMIUM PAYMENT

TAX CHARGES. There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. We also deduct a premium tax charge to pay the state and local premium taxes. We currently deduct an amount equal to 2% of premium payments (which may be lower in certain circumstances) to cover this premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

SALES CHARGE. A sales charge, also referred to as the percent of premium charge, will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently deduct a sales charge determined according to the following schedule:

   Policy Years 1-10: 5% of the actual premium you pay

   Policy Years 11+: 2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3) in the 11th Policy year and later, 2% of the actual premium you pay.

For Policies issued in the state of Oregon, the current sales charge amounts shown above are increased by 2%. The guaranteed sales charge varies for Policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas Policies is the same as the current sales charge shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

MONTHLY DEDUCTION

The monthly deduction is:

1. The monthly selection and issue expense charge; plus

2. The monthly policy charge; plus

3. The monthly cost of insurance charge; plus

4. The monthly cost, if any, for any additional benefit riders.

The monthly deduction for a Policy month will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Cash Value of the Policy, minus the value in the Loan Account on the Monthly Anniversary.

SELECTION AND ISSUE EXPENSE CHARGE. During the first ten Policy years, and for the Single Life Policy, for the first ten Policy years following any increase in Face Amount, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy and, for the Single Life Policy, of Face Amount increases. The monthly charge per $1,000 of Face Amount varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured(s). For Policies issued in Texas, the guaranteed selection and issue expense charge is level for the life of the Policy to ensure compliance with the Texas non-forfeiture laws.

MONTHLY POLICY CHARGE. We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

For Policies issued in Texas, the selection and issue expense charge and monthly policy charge together cannot exceed $10 per month after the Insured attains age 100.

MONTHLY COST OF INSURANCE CHARGE. This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates (divided by 1,000) by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount (and, for the Single Life Policy, each increase in Face Amount). The rates will be based on the Attained Age, duration (from the effective date of the initial Face Amount and, for the Single Life Policy, each increase in Face Amount), rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increases as the Insured(s)' Attained Age(s) increases.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. For each increase in Face Amount for a Single Life Policy, we will use the rate class applicable to the increase. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such an increase for the Joint and Last Survivor Policy will be the same as that used for the initial Face Amount. The rate class for such an increase for the Single Life Policy will be the initial Face Amount or, if later, the most recent increase (excluding any riders) that required proof that the Insured was still insurable by our standards.


We currently place Insured(s) into an elite nonsmoker rate class, a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The elite nonsmoker rate class is only available for Policies issued on or after July 20, 2005. The required minimum face amount is $250,000 for elite nonsmoker, $100,000 for preferred nonsmoker, and $50,000 for all other risk classes.


Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard rate class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/nonsmoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans; and 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the elite nonsmoker rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class other than elite nonsmoker is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the nonsmoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2) the Cash Value at the beginning of the Policy month, before the deduction of the monthly cost of insurance.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

If the Policy is in force beyond the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), no deductions will be made for monthly cost of insurance charges.

CHARGES FOR ADDITIONAL BENEFIT RIDERS

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy and in the Fee Table in this prospectus.

MORTALITY AND EXPENSE RISK CHARGE

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund for each day in the Valuation Period. The current daily deduction percentages, and the equivalent effective annual rates, are:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0006841%     0.25%
                         21+     .0001370%     0.05%

This deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0012301%     0.45%
                         21+     .0009572%     0.35%

This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

SURRENDER CHARGE

For up to 10 years after the Issue Date and, for the Single Life Policy, the effective date of an increase in Face Amount, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

..  upon surrender or lapse of the Policy;

..  upon a partial withdrawal;

..  upon a Pro-Rata Surrender; or

..  upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The maximum surrender charge percentage is shown in the following table.

                  If surrender or lapse    The percentage of
                  occurs in the last month the annual Target
                  of Policy year:          Premium payable is:
                  --------------------------------------------
                        1 through 5                45%
                        6                          40%
                        7                          30%
                        8                          20%
                        9                          10%
                        10 and later                0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

It is our current practice to reduce the above percentages equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date and, for the Single Life Policy, for up to 10 years following the effective date of an increase in Face Amount. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge. The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will depend on the amount of Face Amount reduction caused by the surrenders. The fraction will be determined by dividing the amount of the withdrawal by the Cash Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Cash Value of the Policy minus the value in the Loan Account.

TRANSACTION CHARGES

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

PROJECTION OF BENEFITS AND VALUES CHARGE

You may make a written request to us for a projection of illustrative future Cash Values and death benefits. If requested more than once per Policy year, this projection will be furnished to you for a nominal fee not to exceed $25.

INVESTMENT FUND EXPENSES

The expenses of the Investment Funds are shown in the Fee Table.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.


DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.


INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.


TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.


While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, moreover, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. It is not clear whether exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction or whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.


Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.


Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.


The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

ATTAINED AGE -- The Issue Age of an Insured plus the number of completed Policy years.

BENEFICIARY -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy.

A Beneficiary may be changed as set forth in the Policy and this prospectus.

CASH VALUE -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

CASH SURRENDER VALUE -- The Cash Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year for the initial Face Amount (and, for the Single Life Policy, any increase in Face Amount), less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

FACE AMOUNT -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

GENERAL ACCOUNT -- Our assets other than those allocated to the Separate Account or any other separate account.

INDEBTEDNESS -- The sum of all unpaid Policy loans and accrued interest on loans.

INSUREDS -- The person or persons whose life (lives) are insured under the Policy.

INVESTMENT FUNDS -- Investments within the Separate Account which we make available under the Policy.

INVESTMENT START DATE -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

ISSUE AGE -- The age of each Insured at his or her nearest birthday as of the Issue Date.

ISSUE DATE -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

LAST INSURED -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

LOAN ACCOUNT -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

LOAN SUBACCOUNT -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

OWNER -- The owner of a Policy, as designated in the application or as subsequently changed.

POLICY -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

PRO-RATA SURRENDER -- A requested reduction of both the Face Amount and the Cash Value by a given percentage.

SEPARATE ACCOUNT -- MetLife Investors Variable Life Account One, a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.


SERVICE OFFICE -- For premium payments: MetLife Investors Insurance Company, P.O. Box 790201, St. Louis, MO 63179-0201. For surrenders, loans, withdrawals, death claims and Investment Fund transfers: MetLife Investors Insurance Company, P.O. Box 990090, Hartford, CT 06199-0090 (877) 357-4419. For all other transactions and correspondence: MetLife Investors Insurance Company, P.O. Box 990059, Hartford, CT 06199-0059. [Note: If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such premium payments or requests, we may return the payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.]


TARGET PREMIUM -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

VALUATION DATE -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

VALUATION PERIOD -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

                                  APPENDIX A

                        ILLUSTRATIONS OF POLICY VALUES

The tables in Appendix A illustrate the way the Policies work, based on assumptions about investment returns and the Insured's characteristics. They show how the death benefit, Cash Surrender Value and Cash Value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a Single Life Policy with a Face Amount of $900,000 for a male aged 50. The Insured is assumed to be in the preferred nonsmoker rate class. The tables assume no rider benefits and assume that no allocations are made to the General Account. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges. (See "Charges.") Illustrations show the Option A death benefit.

Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (a) the rates of return varied above and below these averages during the period,
(b) premiums were paid in other amounts or at other than annual intervals, or
(c) the Cash Value was allocated differently among individual Investment Funds with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the Insured were female or in another risk class, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown on particular illustrations even if the average rate of return is achieved.


The death benefits, Cash Surrender Values and Cash Values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy charge, a selection and issue expense charge, and a charge for the cost of insurance) from the Cash Value on the first day of each Policy month. The Cash Surrender Values reflect a surrender charge deducted from the Cash Value upon surrender, Face Amount reduction or lapse during the first 10 Policy years. The death benefits, Cash Surrender Values and Cash Values also reflect a daily charge assessed against the Separate Account for mortality and expense risks equivalent to an annual charge of .55% in Policy years 1-10, .25% in Policy Years 11-20 and .05% thereafter (on a current basis), and .55% in Policy years 1-10, .45% in Policy years 11-20 and .35% thereafter (on a guaranteed basis), of the average daily value of the assets in the Separate Account attributable to the Policies. (See "Charges.") The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Investment Funds, at an annual rate of 0.71% of the average daily net assets of the Investment Funds. This average does not reflect expense subsidies by the investment advisers of certain Investment Funds.

The gross rates of return used in the illustrations do not reflect the deductions of the fees and expenses of the Investment Funds. Taking account of the mortality and expense risk charge and the average investment advisory fee and operating expenses of the Investment Funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at constant annual rates of -1.25%, 4.67% and 8.62% in Policy years 1-10, -0.96%, 4.99% and
8.95% in Policy years 11-20 and -0.76%, 5.20% and 9.17% thereafter, respectively, based on the current charge for mortality and expense risks, and -1.25%, 4.67% and 8.62% in Policy years 1-10, -1.15%, 4.78% and 8.73% in Policy years 11-20 and -1.05%, 4.88% and 8.84% thereafter, respectively, based on the guaranteed maximum charge for mortality and expense risks.


If you request, we will furnish a personalized illustration reflecting the proposed Insured's age, sex, rate class, and the Face Amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the Insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 50

                            $13,770 ANNUAL PREMIUM
                        NONSMOKER PREFERRED RATE CLASS

                             $900,000 FACE AMOUNT

                            OPTION A DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.


               DEATH BENEFIT               CASH SURRENDER VALUE                CASH VALUE
           ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
 END            GROSS ANNUAL                   GROSS ANNUAL                   GROSS ANNUAL
  OF         RATE OF RETURN OF              RATE OF RETURN OF              RATE OF RETURN OF
POLICY ------------------------------ ------------------------------ ------------------------------
 YEAR     0%        6%        10%        0%        6%        10%        0%        6%        10%
-      --------------------------------------------------------------------------------------------
   1   $900,000 $  900,000 $  900,000 $  3,283 $    3,935 $    4,371 $  9,479 $   10,131 $   10,567
   2    900,000    900,000    900,000   12,334     14,222     15,527   18,530     20,419     21,723
   3    900,000    900,000    900,000   20,861     24,570     27,220   27,057     30,767     33,416
   4    900,000    900,000    900,000   28,909     35,026     39,544   35,106     41,223     45,741
   5    900,000    900,000    900,000   36,505     45,619     52,582   42,701     51,815     58,778
   6    900,000    900,000    900,000   45,328     58,054     68,108   50,836     63,562     73,616
   7    900,000    900,000    900,000   54,527     71,524     85,411   58,658     75,655     89,542
   8    900,000    900,000    900,000   63,446     85,391    103,933   66,200     88,145    106,687
   9    900,000    900,000    900,000   72,046     99,635    123,748   73,423    101,012    125,125
  10    900,000    900,000    900,000   80,304    114,256    144,957   80,304    114,256    144,957
  15    900,000    900,000    900,000  118,031    197,901    283,473  118,031    197,901    283,473
  20    900,000    900,000    900,000  146,839    299,761    495,377  146,839    299,761    495,377
  25    900,000    900,000    900,000  158,595    423,775    834,153  158,595    423,775    834,153
  30    900,000    900,000  1,440,111  141,098    575,987  1,371,534  141,098    575,987  1,371,534
  35    900,000    900,000  2,303,540   72,659    777,204  2,193,847   72,659    777,204  2,193,847
  40             1,113,868  3,614,843           1,060,826  3,442,708           1,060,826  3,442,708
  45             1,441,552  5,418,643           1,427,280  5,364,993           1,427,280  5,364,993
  50             1,904,829  8,360,390           1,904,829  8,360,390           1,904,829  8,360,390


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE INVESTMENT FUNDS. THE DEATH BENEFIT, CASH SURRENDER VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE INVESTORS OR THE INVESTMENT FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 50

                            $13,770 ANNUAL PREMIUM
                        NONSMOKER PREFERRED RATE CLASS

                             $900,000 FACE AMOUNT

                            OPTION A DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.


             DEATH BENEFIT          CASH SURRENDER VALUE          CASH VALUE
         ASSUMING HYPOTHETICAL     ASSUMING HYPOTHETICAL    ASSUMING HYPOTHETICAL
 END          GROSS ANNUAL              GROSS ANNUAL             GROSS ANNUAL
  OF       RATE OF RETURN OF         RATE OF RETURN OF        RATE OF RETURN OF
POLICY -------------------------- ------------------------ ------------------------
 YEAR     0%       6%      10%      0%      6%      10%      0%      6%      10%
-      ----------------------------------------------------------------------------
  1    $900,000 $900,000 $900,000 $     0 $     0 $      0 $ 4,546 $ 5,002 $  5,309
  2     900,000  900,000  900,000   4,066   5,351    6,242  10,263  11,547   12,439
  3     900,000  900,000  900,000   9,297  11,779   13,560  15,493  17,975   19,757
  4     900,000  900,000  900,000  13,996  18,038   21,038  20,193  24,234   27,234
  5     900,000  900,000  900,000  18,097  24,045   28,616  24,293  30,241   34,813
  6     900,000  900,000  900,000  22,234  30,423   36,943  27,742  35,931   42,451
  7     900,000  900,000  900,000  26,349  37,091   45,964  30,480  41,222   50,095
  8     900,000  900,000  900,000  29,715  43,305   54,959  32,469  46,059   57,713
  9     900,000  900,000  900,000  32,280  48,986   63,880  33,657  50,363   65,257
  10    900,000  900,000  900,000  33,945  54,009   72,630  33,945  54,009   72,630
  15    900,000  900,000  900,000  29,597  70,921  118,355  29,597  70,921  118,355
  20             900,000  900,000          43,749  143,025          43,749  143,025
  25                      900,000                  101,091                  101,091
  30
  35
  40
  45
  50


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE INVESTMENT FUNDS. THE DEATH BENEFIT, CASH SURRENDER VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE INVESTORS OR THE INVESTMENT FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information, without charge, by calling 1-877-357-4419, or by writing to our Service Office at: MetLife Investors Insurance Company, P.O. Box 990059, Hartford, CT 06199-0059. You may also obtain, without charge, a personalized illustration of death benefits, Cash Surrender Values and Cash Values by calling 1-866-901-0002.

For Investment Fund transfers, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call our Service Office at 1-877-357-4419.

This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549.




File No. 811-07971

                         METLIFE INSURANCE COMPANY USA
                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 17, 2014 TO THE
                      STATEMENT OF ADDITIONAL INFORMATION

This supplement updates certain information in the Statement of Additional Information for contracts issued through MetLife Investors Variable Life Account One.

THE FOLLOWING REPLACES THE SECTION TITLED "METLIFE INVESTORS" IN THE STATEMENT OF ADDITIONAL INFORMATION:

THE INSURANCE COMPANY

Effective following the close of business on November 14, 2014, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. As a result of the merger, MetLife USA assumed legal ownership of all of the assets of these companies, including MetLife Investors Variable Life Account One and the assets held in the separate account. MetLife USA is now responsible for administering the contracts and paying any benefits due under the contracts.

MetLife USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the state of Delaware. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

On or about November 17, 2014, MetLife USA terminated the net worth maintenance agreement with MetLife, Inc. and the contingent reinsurance agreement with General American Life Insurance Company. As a result, the information about those agreements is no longer relevant and is hereby deleted from the Statement of Additional Information. Similarly, all references to, and information about, MetLife, Inc. or MetLife, or to General American Life Insurance Company, or General American Life, are hereby deleted from the Statement of Additional Information, including any financial information of General American Life and its subsidiaries.

THE FOLLOWING DISCLOSURE IS ADDED AT THE END OF THE PARAGRAPH UNDER THE HEADING "THE SEPARATE ACCOUNT":

On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and MetLife Investors Variable Life Account One became a separate account of MetLife USA.

THE FOLLOWING DISCLOSURE REPLACES THE DISCLOSURE UNDER THE HEADING "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM":

The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors Variable Life Account One included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries, included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MetLife Investors Insurance Company ("MLI"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an other matter paragraph related to MLI being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Exeter Reassurance Company, Ltd. ("Exeter"), included in this Statement of Additional Information Supplement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis of matter paragraph related to restatements of the statements of cash flows, and an other matters paragraph related to a change in Exeter's presentation of insurance liabilities and to Exeter being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

FINANCIAL STATEMENTS

The financial statements of MetLife Investors Variable Life Account One, the unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut, giving effect to the merger on a pro forma basis, and the consolidated financial statements of MetLife Insurance Company of Connecticut, are included herein. Also included are the financial statements of MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. (affiliates of MetLife USA that were merged into MetLife USA effective as of November 14, 2014). The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut and the consolidated financial statements of MetLife Insurance Company of Connecticut should be considered only as bearing upon the ability of MetLife USA to meet its obligations under the contracts.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policy Owners of
MetLife Investors Variable Life Account One and Board of Directors of
MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Life Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A. as of December 31, 2013, the related statements of operations and changes in net assets for the respective stated periods in the three years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2013, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2013, the results of their operations and changes in their net assets for the respective stated periods in the three years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 27, 2014

This page is intentionally left blank.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2013


                                             FTVIPT TEMPLETON         INVESCO V.I.               MIST                   MIST
                                                  FOREIGN             INTERNATIONAL         CLARION GLOBAL           CLEARBRIDGE
                                                SECURITIES               GROWTH               REAL ESTATE         AGGRESSIVE GROWTH
                                                SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
                                           --------------------   --------------------   --------------------   --------------------
ASSETS:
   Investments at fair value............   $            134,751   $             53,908   $            331,011   $            372,489
   Due from MetLife Investors
     Insurance Company..................                     17                     --                     --                     --
                                           --------------------   --------------------   --------------------   --------------------
        Total Assets....................                134,768                 53,908                331,011                372,489
                                           --------------------   --------------------   --------------------   --------------------
LIABILITIES:
   Accrued fees.........................                     15                     13                     40                     45
   Due to MetLife Investors
     Insurance Company..................                     --                      4                      7                     19
                                           --------------------   --------------------   --------------------   --------------------
        Total Liabilities...............                     15                     17                     47                     64
                                           --------------------   --------------------   --------------------   --------------------

NET ASSETS..............................   $            134,753   $             53,891   $            330,964   $            372,425
                                           ====================   ====================   ====================   ====================



 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                         MIST                 MIST                  MIST                 MIST
                                     GOLDMAN SACHS       HARRIS OAKMARK            INVESCO              INVESCO
                                     MID CAP VALUE        INTERNATIONAL           COMSTOCK           MID CAP VALUE
                                      SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                 --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value...  $            606,545  $         1,862,722  $            671,626  $           398,226
   Due from MetLife Investors
     Insurance Company.........                    --                   --                    --                  700
                                 --------------------  -------------------  --------------------  -------------------
       Total Assets............               606,545            1,862,722               671,626              398,926
                                 --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees................                    33                   46                    23                   18
   Due to MetLife Investors
     Insurance Company.........                    14                   21                    18                   --
                                 --------------------  -------------------  --------------------  -------------------
       Total Liabilities.......                    47                   67                    41                   18
                                 --------------------  -------------------  --------------------  -------------------

NET ASSETS.....................  $            606,498  $         1,862,655  $            671,585  $           398,908
                                 ====================  ===================  ====================  ===================


                                        MIST                  MIST                 MIST                  MIST
                                       INVESCO            LOOMIS SAYLES         LORD ABBETT             METLIFE
                                  SMALL CAP GROWTH       GLOBAL MARKETS       BOND DEBENTURE      AGGRESSIVE STRATEGY
                                     SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                 -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value...  $           851,338  $            520,468  $         1,725,951  $           536,437
   Due from MetLife Investors
     Insurance Company.........                   --                    --                   --                   --
                                 -------------------  --------------------  -------------------  --------------------
       Total Assets............              851,338               520,468            1,725,951              536,437
                                 -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees................                   34                    26                   46                   41
   Due to MetLife Investors
     Insurance Company.........                   25                     8                2,111                   11
                                 -------------------  --------------------  -------------------  --------------------
       Total Liabilities.......                   59                    34                2,157                   52
                                 -------------------  --------------------  -------------------  --------------------

NET ASSETS.....................  $           851,279  $            520,434  $         1,723,794  $           536,385
                                 ===================  ====================  ===================  ====================


                                        MIST                  MIST
                                       METLIFE               METLIFE
                                  BALANCED STRATEGY    DEFENSIVE STRATEGY
                                     SUB-ACCOUNT           SUB-ACCOUNT
                                 -------------------  -------------------
ASSETS:
   Investments at fair value...  $         3,339,721  $             9,557
   Due from MetLife Investors
     Insurance Company.........                   --                   --
                                 -------------------  -------------------
       Total Assets............            3,339,721                9,557
                                 -------------------  -------------------
LIABILITIES:
   Accrued fees................                   17                    7
   Due to MetLife Investors
     Insurance Company.........                   14                    4
                                 -------------------  -------------------
       Total Liabilities.......                   31                   11
                                 -------------------  -------------------

NET ASSETS.....................  $         3,339,690  $             9,546
                                 ===================  ===================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                        MIST                 MIST                 MIST                  MIST
                                       METLIFE              METLIFE           MFS EMERGING          MFS RESEARCH
                                   GROWTH STRATEGY     MODERATE STRATEGY     MARKETS EQUITY         INTERNATIONAL
                                     SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                 -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value...  $         3,393,542  $         1,473,903  $           379,970  $         1,298,415
   Due from MetLife Investors
     Insurance Company.........                   --                   --                   12                   --
                                 -------------------  -------------------  -------------------  -------------------
       Total Assets............            3,393,542            1,473,903              379,982            1,298,415
                                 -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees................                   31                   31                   33                   42
   Due to MetLife Investors
     Insurance Company.........                   14                   10                   --                   57
                                 -------------------  -------------------  -------------------  -------------------
       Total Liabilities.......                   45                   41                   33                   99
                                 -------------------  -------------------  -------------------  -------------------

NET ASSETS.....................  $         3,393,497  $         1,473,862  $           379,949  $         1,298,316
                                 ===================  ===================  ===================  ===================


                                        MIST                 MIST                 MIST
                                   MORGAN STANLEY       PIMCO INFLATION           PIMCO                 MIST
                                   MID CAP GROWTH       PROTECTED BOND        TOTAL RETURN          PIONEER FUND
                                     SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                 -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value...  $           230,767  $           987,996  $         3,028,010  $           491,109
   Due from MetLife Investors
     Insurance Company.........                   --                   --                   --                  178
                                 -------------------  -------------------  -------------------  -------------------
       Total Assets............              230,767              987,996            3,028,010              491,287
                                 -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees................                    3                   46                   39                   --
   Due to MetLife Investors
     Insurance Company.........                  178                    3                    5                   --
                                 -------------------  -------------------  -------------------  -------------------
       Total Liabilities.......                  181                   49                   44                   --
                                 -------------------  -------------------  -------------------  -------------------

NET ASSETS.....................  $           230,586  $           987,947  $         3,027,966  $           491,287
                                 ===================  ===================  ===================  ===================


                                         MIST                 MIST
                                     T. ROWE PRICE        T. ROWE PRICE
                                    LARGE CAP VALUE      MID CAP GROWTH
                                      SUB-ACCOUNT          SUB-ACCOUNT
                                 -------------------  -------------------
ASSETS:
   Investments at fair value...  $         6,095,470  $         1,633,322
   Due from MetLife Investors
     Insurance Company.........                8,910                   --
                                 -------------------  -------------------
       Total Assets............            6,104,380            1,633,322
                                 -------------------  -------------------
LIABILITIES:
   Accrued fees................                   44                   48
   Due to MetLife Investors
     Insurance Company.........                   --                   27
                                 -------------------  -------------------
       Total Liabilities.......                   44                   75
                                 -------------------  -------------------

NET ASSETS.....................  $         6,104,336  $         1,633,247
                                 ===================  ===================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                        MIST                  MSF                   MSF                  MSF
                                    THIRD AVENUE           BLACKROCK             BLACKROCK            BLACKROCK
                                   SMALL CAP VALUE        BOND INCOME      CAPITAL APPRECIATION     MONEY MARKET
                                     SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                 -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value...  $           982,855  $             9,370   $           176,587  $         1,378,092
   Due from MetLife Investors
     Insurance Company.........                   --                   --                    --                   --
                                 -------------------  -------------------  --------------------  -------------------
       Total Assets............              982,855                9,370               176,587            1,378,092
                                 -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees................                   40                   18                    32                   38
   Due to MetLife Investors
     Insurance Company.........                   22                    1                    12                5,819
                                 -------------------  -------------------  --------------------  -------------------
       Total Liabilities.......                   62                   19                    44                5,857
                                 -------------------  -------------------  --------------------  -------------------

NET ASSETS.....................  $           982,793  $             9,351   $           176,543  $         1,372,235
                                 ===================  ===================  ====================  ===================


                                         MSF                  MSF                  MSF                  MSF
                                        DAVIS              FRONTIER             JENNISON            MET/ARTISAN
                                    VENTURE VALUE       MID CAP GROWTH           GROWTH            MID CAP VALUE
                                     SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                 -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value...  $         2,516,054  $           280,860  $         2,334,904  $           940,629
   Due from MetLife Investors
     Insurance Company.........                   --                   --               12,942                   --
                                 -------------------  -------------------  -------------------  -------------------
       Total Assets............            2,516,054              280,860            2,347,846              940,629
                                 -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees................                   51                   45                   35                   38
   Due to MetLife Investors
     Insurance Company.........                   23                    9                   --                   43
                                 -------------------  -------------------  -------------------  -------------------
       Total Liabilities.......                   74                   54                   35                   81
                                 -------------------  -------------------  -------------------  -------------------

NET ASSETS.....................  $         2,515,980  $           280,806  $         2,347,811  $           940,548
                                 ===================  ===================  ===================  ===================


                                         MSF                   MSF
                                       METLIFE          NEUBERGER BERMAN
                                     STOCK INDEX             GENESIS
                                     SUB-ACCOUNT           SUB-ACCOUNT
                                 -------------------  -------------------
ASSETS:
   Investments at fair value...  $         1,793,645  $         1,009,842
   Due from MetLife Investors
     Insurance Company.........                   --                    1
                                 -------------------  -------------------
       Total Assets............            1,793,645            1,009,843
                                 -------------------  -------------------
LIABILITIES:
   Accrued fees................                   40                   61
   Due to MetLife Investors
     Insurance Company.........                   23                   --
                                 -------------------  -------------------
       Total Liabilities.......                   63                   61
                                 -------------------  -------------------

NET ASSETS.....................  $         1,793,582  $         1,009,782
                                 ===================  ===================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2013


                                                                            MSF                   MSF
                                                     MSF               T. ROWE PRICE         WESTERN ASSET
                                                T. ROWE PRICE            SMALL CAP            MANAGEMENT             PUTNAM VT
                                              LARGE CAP GROWTH            GROWTH            U.S. GOVERNMENT      MULTI-CAP GROWTH
                                                 SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------   -------------------   -------------------   -------------------
ASSETS:
   Investments at fair value...............  $           498,874   $            20,490   $            76,298   $            20,362
   Due from MetLife Investors
     Insurance Company.....................                  101                    --                    --                    31
                                             -------------------   -------------------   -------------------   -------------------
       Total Assets........................              498,975                20,490                76,298                20,393
                                             -------------------   -------------------   -------------------   -------------------
LIABILITIES:
   Accrued fees............................                   30                    16                    30                     2
   Due to MetLife Investors
     Insurance Company.....................                   --                     8                     6                    --
                                             -------------------   -------------------   -------------------   -------------------
       Total Liabilities...................                   30                    24                    36                     2
                                             -------------------   -------------------   -------------------   -------------------

NET ASSETS.................................  $           498,945   $            20,466   $            76,262   $            20,391
                                             ===================   ===================   ===================   ===================


 The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                      FTVIPT TEMPLETON
                                                                                     FOREIGN SECURITIES
                                                                                         SUB-ACCOUNT
                                                            -------------------------------------------------------------------
                                                                    2013                    2012                   2011
                                                            --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $              3,069   $               3,160   $              2,002
                                                            --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                    35                      51                     57
                                                            --------------------   ---------------------   --------------------
           Net investment income (loss)...................                 3,034                   3,109                  1,945
                                                            --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                      --                     --
      Realized gains (losses) on sale of investments......                  (72)                   (620)                (2,040)
                                                            --------------------   ---------------------   --------------------
           Net realized gains (losses)....................                  (72)                   (620)                (2,040)
                                                            --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments..                22,649                  14,588               (10,842)
                                                            --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains
         (losses) on investments..........................                22,577                  13,968               (12,882)
                                                            --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations..................................  $             25,611   $              17,077   $           (10,937)
                                                            ====================   =====================   ====================


                                                                                        INVESCO V.I.
                                                                                    INTERNATIONAL GROWTH
                                                                                         SUB-ACCOUNT
                                                            -------------------------------------------------------------------
                                                                    2013                    2012                   2011
                                                            --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $                604   $                 592   $                719
                                                            --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                     1                       4                      4
                                                            --------------------   ---------------------   --------------------
           Net investment income (loss)...................                   603                     588                    715
                                                            --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                      --                     --
      Realized gains (losses) on sale of investments......                   232                     175                  3,056
                                                            --------------------   ---------------------   --------------------
           Net realized gains (losses)....................                   232                     175                  3,056
                                                            --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments..                 7,703                   4,927                (5,865)
                                                            --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains
         (losses) on investments..........................                 7,935                   5,102                (2,809)
                                                            --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations..................................  $              8,538   $               5,690   $            (2,094)
                                                            ====================   =====================   ====================


                                                                                     MIST CLARION GLOBAL
                                                                                         REAL ESTATE
                                                                                         SUB-ACCOUNT
                                                            --------------------------------------------------------------------
                                                                    2013                    2012                   2011
                                                            ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends...........................................  $              22,242   $              6,401   $              13,350
                                                            ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges..................                  1,756                  1,650                   1,739
                                                            ---------------------   --------------------   ---------------------
           Net investment income (loss)...................                 20,486                  4,751                  11,611
                                                            ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                     --                     --                      --
      Realized gains (losses) on sale of investments......                  4,902                (4,619)                 (6,582)
                                                            ---------------------   --------------------   ---------------------
           Net realized gains (losses)....................                  4,902                (4,619)                 (6,582)
                                                            ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments..               (12,829)                 69,616                (19,550)
                                                            ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains
         (losses) on investments..........................                (7,927)                 64,997                (26,132)
                                                            ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations..................................  $              12,559   $             69,748   $            (14,521)
                                                            =====================   ====================   =====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                    MIST CLEARBRIDGE
                                                                                    AGGRESSIVE GROWTH
                                                                                       SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             1,545   $               893   $               440
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                1,589                 2,348                 2,383
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................                 (44)               (1,455)               (1,943)
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                    --
      Realized gains (losses) on sale of investments......               86,551                16,618                19,422
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................               86,551                16,618                19,422
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..               53,141                59,994               (3,188)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              139,692                76,612                16,234
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           139,648   $            75,157   $            14,291
                                                            ===================   ===================   ===================


                                                                                   MIST GOLDMAN SACHS
                                                                                      MID CAP VALUE
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $             6,905   $             4,798   $              3,887
                                                            -------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                2,716                 3,053                  3,258
                                                            -------------------   -------------------   --------------------
          Net investment income (loss)....................                4,189                 1,745                    629
                                                            -------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................               22,220                    --                     --
      Realized gains (losses) on sale of investments......               31,424                 5,216                  7,703
                                                            -------------------   -------------------   --------------------
          Net realized gains (losses).....................               53,644                 5,216                  7,703
                                                            -------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..              106,485                83,927               (42,592)
                                                            -------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              160,129                89,143               (34,889)
                                                            -------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           164,318   $            90,888   $           (34,260)
                                                            ===================   ===================   ====================


                                                                                  MIST HARRIS OAKMARK
                                                                                     INTERNATIONAL
                                                                                      SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                   2013                  2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $            48,069   $            29,693   $               470
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                8,519                 8,848                 9,474
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................               39,550                20,845               (9,004)
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                    --
      Realized gains (losses) on sale of investments......              137,352              (18,913)              (16,090)
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................              137,352              (18,913)              (16,090)
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..              287,702               415,301             (232,084)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              425,054               396,388             (248,174)
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           464,604   $           417,233   $         (257,178)
                                                            ===================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                      MIST INVESCO
                                                                                        COMSTOCK
                                                                                       SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                   2013                   2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             7,557   $             7,250   $             5,285
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                2,792                 2,537                 2,338
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................                4,765                 4,713                 2,947
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                    --
      Realized gains (losses) on sale of investments......               28,592                 2,955               (1,233)
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................               28,592                 2,955               (1,233)
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..              141,422                68,426               (9,895)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              170,014                71,381              (11,128)
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           174,779   $            76,094   $           (8,181)
                                                            ===================   ===================   ===================


                                                                                      MIST INVESCO
                                                                                      MID CAP VALUE
                                                                                       SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                   2013                   2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             3,384   $             2,083   $             2,514
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                   35                    52                    57
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................                3,349                 2,031                 2,457
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                    --
      Realized gains (losses) on sale of investments......                5,742                 (260)                 (887)
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................                5,742                 (260)                 (887)
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..               88,086                41,739               (9,181)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               93,828                41,479              (10,068)
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $            97,177   $            43,510   $           (7,611)
                                                            ===================   ===================   ===================


                                                                                      MIST INVESCO
                                                                                    SMALL CAP GROWTH
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $             3,084   $                --   $                 --
                                                            -------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                3,384                 3,207                  3,165
                                                            -------------------   -------------------   --------------------
          Net investment income (loss)....................                (300)               (3,207)                (3,165)
                                                            -------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................               41,917                37,112                     --
      Realized gains (losses) on sale of investments......               36,224                24,206                 17,401
                                                            -------------------   -------------------   --------------------
          Net realized gains (losses).....................               78,141                61,318                 17,401
                                                            -------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..              163,736                34,660               (19,066)
                                                            -------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              241,877                95,978                (1,665)
                                                            -------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           241,577   $            92,771   $            (4,830)
                                                            ===================   ===================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                    MIST LOOMIS SAYLES
                                                                                      GLOBAL MARKETS
                                                                                        SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                   2012                  2011
                                                            --------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $             12,124   $             7,775   $              2,954
                                                            --------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                 2,593                 2,025                    635
                                                            --------------------   -------------------   --------------------
           Net investment income (loss)...................                 9,531                 5,750                  2,319
                                                            --------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                    --                     --
      Realized gains (losses) on sale of investments......                 2,217                 1,248                (1,889)
                                                            --------------------   -------------------   --------------------
           Net realized gains (losses)....................                 2,217                 1,248                (1,889)
                                                            --------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..                62,328                45,002                (4,203)
                                                            --------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                64,545                46,250                (6,092)
                                                            --------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $             74,076   $            52,000   $            (3,773)
                                                            ====================   ===================   ====================


                                                                                    MIST LORD ABBETT
                                                                                     BOND DEBENTURE
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                   2013                   2012                  2011
                                                            -------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $           110,343   $            122,219   $           128,055
                                                            -------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                4,317                  5,714                 7,752
                                                            -------------------   --------------------   -------------------
           Net investment income (loss)...................              106,026                116,505               120,303
                                                            -------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                    --
      Realized gains (losses) on sale of investments......               14,353                 58,896                26,780
                                                            -------------------   --------------------   -------------------
           Net realized gains (losses)....................               14,353                 58,896                26,780
                                                            -------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..                4,967                 43,141              (51,867)
                                                            -------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               19,320                102,037              (25,087)
                                                            -------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           125,346   $            218,542   $            95,216
                                                            ===================   ====================   ===================


                                                                                       MIST METLIFE
                                                                                    AGGRESSIVE STRATEGY
                                                                                        SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                   2012                  2011
                                                            --------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $              7,190   $             6,675   $             10,241
                                                            --------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                 2,443                 4,321                  4,634
                                                            --------------------   -------------------   --------------------
           Net investment income (loss)...................                 4,747                 2,354                  5,607
                                                            --------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                    --                     --
      Realized gains (losses) on sale of investments......                70,107               (2,347)                 31,044
                                                            --------------------   -------------------   --------------------
           Net realized gains (losses)....................                70,107               (2,347)                 31,044
                                                            --------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..                79,320               118,719               (60,014)
                                                            --------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               149,427               116,372               (28,970)
                                                            --------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $            154,174   $           118,726   $           (23,363)
                                                            ====================   ===================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                      MIST METLIFE
                                                                                    BALANCED STRATEGY
                                                                                       SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                  2012                   2011
                                                            -------------------    -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $            62,473    $            56,222   $             43,737
                                                            -------------------    -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................               15,694                 13,452                 12,768
                                                            -------------------    -------------------   --------------------
           Net investment income (loss)...................               46,779                 42,770                 30,969
                                                            -------------------    -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                     --
      Realized gains (losses) on sale of investments......               25,407                 14,068                 10,630
                                                            -------------------    -------------------   --------------------
           Net realized gains (losses)....................               25,407                 14,068                 10,630
                                                            -------------------    -------------------   --------------------
      Change in unrealized gains (losses) on investments..              453,723                245,210              (106,177)
                                                            -------------------    -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              479,130                259,278               (95,547)
                                                            -------------------    -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           525,909    $           302,048   $           (64,578)
                                                            ===================    ===================   ====================


                                                                                      MIST METLIFE
                                                                                   DEFENSIVE STRATEGY
                                                                                       SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                  2012                   2011
                                                            -------------------    -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $             2,514    $             2,034   $              1,448
                                                            -------------------    -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                  181                    367                    308
                                                            -------------------    -------------------   --------------------
           Net investment income (loss)...................                2,333                  1,667                  1,140
                                                            -------------------    -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                1,874                    573                     --
      Realized gains (losses) on sale of investments......                7,081                    120                     90
                                                            -------------------    -------------------   --------------------
           Net realized gains (losses)....................                8,955                    693                     90
                                                            -------------------    -------------------   --------------------
      Change in unrealized gains (losses) on investments..              (6,849)                  4,318                  (402)
                                                            -------------------    -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                2,106                  5,011                  (312)
                                                            -------------------    -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $             4,439    $             6,678   $                828
                                                            ===================    ===================   ====================


                                                                                       MIST METLIFE
                                                                                      GROWTH STRATEGY
                                                                                        SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                   2012                   2011
                                                            --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             53,725   $             47,107   $            46,874
                                                            --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                16,268                 14,354                14,967
                                                            --------------------   --------------------   -------------------
           Net investment income (loss)...................                37,457                 32,753                31,907
                                                            --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                     --                    --
      Realized gains (losses) on sale of investments......                35,645                 19,835               (1,678)
                                                            --------------------   --------------------   -------------------
           Net realized gains (losses)....................                35,645                 19,835               (1,678)
                                                            --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..               630,791                331,481             (141,055)
                                                            --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               666,436                351,316             (142,733)
                                                            --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $            703,893   $            384,069   $         (110,826)
                                                            ====================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                      MIST METLIFE
                                                                                    MODERATE STRATEGY
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $            35,529   $            34,017   $             22,952
                                                            -------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                6,101                 6,769                  6,271
                                                            -------------------   -------------------   --------------------
          Net investment income (loss)....................               29,428                27,248                 16,681
                                                            -------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                2,474                    --                     --
      Realized gains (losses) on sale of investments......               12,287                 3,692                  3,345
                                                            -------------------   -------------------   --------------------
          Net realized gains (losses).....................               14,761                 3,692                  3,345
                                                            -------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..              136,070               108,049               (23,480)
                                                            -------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              150,831               111,741               (20,135)
                                                            -------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           180,259   $           138,989   $            (3,454)
                                                            ===================   ===================   ====================


                                                                                        MIST MFS
                                                                                 EMERGING MARKETS EQUITY
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------    -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             4,422    $             3,064   $             9,497
                                                            -------------------    -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                1,853                  2,025                 3,336
                                                            -------------------    -------------------   -------------------
          Net investment income (loss)....................                2,569                  1,039                 6,161
                                                            -------------------    -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                    --
      Realized gains (losses) on sale of investments......                1,079                 37,884               (2,325)
                                                            -------------------    -------------------   -------------------
          Net realized gains (losses).....................                1,079                 37,884               (2,325)
                                                            -------------------    -------------------   -------------------
      Change in unrealized gains (losses) on investments..             (23,875)                 51,043             (131,793)
                                                            -------------------    -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................             (22,796)                 88,927             (134,118)
                                                            -------------------    -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $          (20,227)    $            89,966   $         (127,957)
                                                            ===================    ===================   ===================


                                                                                    MIST MFS RESEARCH
                                                                                      INTERNATIONAL
                                                                                       SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                   2013                   2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $            35,592   $            30,533   $            41,150
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                4,909                 6,543                 9,045
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................               30,683                23,990                32,105
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                    --
      Realized gains (losses) on sale of investments......                2,412              (57,267)             (145,661)
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................                2,412              (57,267)             (145,661)
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..              193,594               263,290              (80,831)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              196,006               206,023             (226,492)
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           226,689   $           230,013   $         (194,387)
                                                            ===================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                  MIST MORGAN STANLEY
                                                                                    MID CAP GROWTH
                                                                                      SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                    2013                 2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $             1,570   $                --   $             1,377
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                   29                    43                    50
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................                1,541                  (43)                 1,327
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                 4,855
      Realized gains (losses) on sale of investments......                4,031                 4,639                13,481
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................                4,031                 4,639                18,336
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..               60,340                11,222              (30,804)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               64,371                15,861              (12,468)
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $            65,912   $            15,818   $          (11,141)
                                                            ===================   ===================   ===================


                                                                                       MIST PIMCO
                                                                                INFLATION PROTECTED BOND
                                                                                       SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $            30,960   $            56,812   $            33,839
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                5,896                 9,643                 9,773
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................               25,064                47,169                24,066
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................               73,677               104,259                86,922
      Realized gains (losses) on sale of investments......              (7,524)                29,923                32,819
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................               66,153               134,182               119,741
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..            (198,310)              (34,741)                41,480
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................            (132,157)                99,441               161,221
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $         (107,093)   $           146,610   $           185,287
                                                            ===================   ===================   ===================


                                                                                      MIST PIMCO
                                                                                     TOTAL RETURN
                                                                                      SUB-ACCOUNT
                                                            ---------------------------------------------------------------
                                                                    2013                 2012                  2011
                                                            -------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $           144,628   $           113,386   $            89,944
                                                            -------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................               13,171                16,788                16,403
                                                            -------------------   -------------------   -------------------
          Net investment income (loss)....................              131,457                96,598                73,541
                                                            -------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................               63,489                    --                96,762
      Realized gains (losses) on sale of investments......               15,258                63,111                39,769
                                                            -------------------   -------------------   -------------------
          Net realized gains (losses).....................               78,747                63,111               136,531
                                                            -------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..            (276,499)               129,629             (119,415)
                                                            -------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................            (197,752)               192,740                17,116
                                                            -------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $          (66,295)   $           289,338   $            90,657
                                                            ===================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                          MIST
                                                                                      PIONEER FUND
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $            14,262   $              5,929   $             5,162
                                                            -------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                   --                     --                    --
                                                            -------------------   --------------------   -------------------
           Net investment income (loss)...................               14,262                  5,929                 5,162
                                                            -------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                    --
      Realized gains (losses) on sale of investments......               13,299                  7,729                17,337
                                                            -------------------   --------------------   -------------------
           Net realized gains (losses)....................               13,299                  7,729                17,337
                                                            -------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..               98,521                 26,112              (39,356)
                                                            -------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              111,820                 33,841              (22,019)
                                                            -------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           126,082   $             39,770   $          (16,857)
                                                            ===================   ====================   ===================


                                                                                   MIST T. ROWE PRICE
                                                                                     LARGE CAP VALUE
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $            97,809   $             83,309   $            45,099
                                                            -------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................               12,333                 12,871                13,856
                                                            -------------------   --------------------   -------------------
           Net investment income (loss)...................               85,476                 70,438                31,243
                                                            -------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                    --
      Realized gains (losses) on sale of investments......              263,099               (22,553)              (87,769)
                                                            -------------------   --------------------   -------------------
           Net realized gains (losses)....................              263,099               (22,553)              (87,769)
                                                            -------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..            1,267,456                764,715             (141,705)
                                                            -------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................            1,530,555                742,162             (229,474)
                                                            -------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $         1,616,031   $            812,600   $         (198,231)
                                                            ===================   ====================   ===================


                                                                                   MIST T. ROWE PRICE
                                                                                     MID CAP GROWTH
                                                                                       SUB-ACCOUNT
                                                            -----------------------------------------------------------------
                                                                    2013                  2012                   2011
                                                            --------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $              6,233   $                --   $                 --
                                                            --------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                 6,853                 7,999                  8,572
                                                            --------------------   -------------------   --------------------
           Net investment income (loss)...................                 (620)               (7,999)                (8,572)
                                                            --------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                77,008               187,945                 39,279
      Realized gains (losses) on sale of investments......               107,436                50,662                 97,972
                                                            --------------------   -------------------   --------------------
           Net realized gains (losses)....................               184,444               238,607                137,251
                                                            --------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..               284,405              (41,529)              (146,593)
                                                            --------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               468,849               197,078                (9,342)
                                                            --------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $            468,229   $           189,079   $           (17,914)
                                                            ====================   ===================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                    MIST THIRD AVENUE
                                                                                     SMALL CAP VALUE
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                   2013                   2012                  2011
                                                            -------------------   -------------------   --------------------
INVESTMENT INCOME:
      Dividends...........................................  $            13,197   $                --   $             19,179
                                                            -------------------   -------------------   --------------------
EXPENSES:
      Mortality and expense risk charges..................                4,941                 7,325                  8,160
                                                            -------------------   -------------------   --------------------
           Net investment income (loss)...................                8,256               (7,325)                 11,019
                                                            -------------------   -------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                    --                     --
      Realized gains (losses) on sale of investments......              139,254                 1,093                 10,631
                                                            -------------------   -------------------   --------------------
           Net realized gains (losses)....................              139,254                 1,093                 10,631
                                                            -------------------   -------------------   --------------------
      Change in unrealized gains (losses) on investments..              149,644               222,173              (161,327)
                                                            -------------------   -------------------   --------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................              288,898               223,266              (150,696)
                                                            -------------------   -------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $           297,154   $           215,941   $          (139,677)
                                                            ===================   ===================   ====================


                                                                                      MSF BLACKROCK
                                                                                       BOND INCOME
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                   2011
                                                            --------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $                443   $               358   $               576
                                                            --------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                    25                    53                    63
                                                            --------------------   -------------------   -------------------
           Net investment income (loss)...................                   418                   305                   513
                                                            --------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   270                    86                    --
      Realized gains (losses) on sale of investments......                    52                   224                    49
                                                            --------------------   -------------------   -------------------
           Net realized gains (losses)....................                   322                   310                    49
                                                            --------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..                 (848)                   270                   286
                                                            --------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                 (526)                   580                   335
                                                            --------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $              (108)   $               885   $               848
                                                            ====================   ===================   ===================


                                                                                      MSF BLACKROCK
                                                                                  CAPITAL APPRECIATION
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                   2011
                                                            --------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $              1,454   $               502   $               309
                                                            --------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                    50                   107                   105
                                                            --------------------   -------------------   -------------------
           Net investment income (loss)...................                 1,404                   395                   204
                                                            --------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                    --                    --
      Realized gains (losses) on sale of investments......                31,970                 5,636                 5,458
                                                            --------------------   -------------------   -------------------
           Net realized gains (losses)....................                31,970                 5,636                 5,458
                                                            --------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..                15,385                15,237              (20,463)
                                                            --------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                47,355                20,873              (15,005)
                                                            --------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $             48,759   $            21,268   $          (14,801)
                                                            ====================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                 MSF BLACKROCK
                                                                                 MONEY MARKET
                                                                                  SUB-ACCOUNT
                                                            -------------------------------------------------------
                                                                  2013               2012               2011
                                                            -----------------  ----------------   ----------------
INVESTMENT INCOME:
      Dividends...........................................  $              --  $             --   $             --
                                                            -----------------  ----------------   ----------------
EXPENSES:
      Mortality and expense risk charges..................              8,822            17,476             17,436
                                                            -----------------  ----------------   ----------------
           Net investment income (loss)...................            (8,822)          (17,476)           (17,436)
                                                            -----------------  ----------------   ----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                 --                --                 --
      Realized gains (losses) on sale of investments......                 --                --                 --
                                                            -----------------  ----------------   ----------------
           Net realized gains (losses)....................                 --                --                 --
                                                            -----------------  ----------------   ----------------
      Change in unrealized gains (losses) on investments..                 --                --                 --
                                                            -----------------  ----------------   ----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                 --                --                 --
                                                            -----------------  ----------------   ----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $         (8,822)  $       (17,476)   $       (17,436)
                                                            =================  ================   ================


                                                                                   MSF DAVIS
                                                                                 VENTURE VALUE
                                                                                  SUB-ACCOUNT
                                                            ------------------------------------------------------
                                                                  2013               2012               2011
                                                            ----------------   ----------------   ----------------
INVESTMENT INCOME:
      Dividends...........................................  $         34,941   $         24,753   $         37,659
                                                            ----------------   ----------------   ----------------
EXPENSES:
      Mortality and expense risk charges..................            11,575             15,597             17,694
                                                            ----------------   ----------------   ----------------
           Net investment income (loss)...................            23,366              9,156             19,965
                                                            ----------------   ----------------   ----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................            41,731                 --                 --
      Realized gains (losses) on sale of investments......           228,951             43,829             62,202
                                                            ----------------   ----------------   ----------------
           Net realized gains (losses)....................           270,682             43,829             62,202
                                                            ----------------   ----------------   ----------------
      Change in unrealized gains (losses) on investments..           426,985            277,376          (216,138)
                                                            ----------------   ----------------   ----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................           697,667            321,205          (153,936)
                                                            ----------------   ----------------   ----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $        721,033   $        330,361   $      (133,971)
                                                            ================   ================   ================


                                                              MSF FRONTIER
                                                             MID CAP GROWTH
                                                               SUB-ACCOUNT
                                                            -----------------
                                                                2013 (a)
                                                            -----------------
INVESTMENT INCOME:
      Dividends...........................................  $              --
                                                            -----------------
EXPENSES:
      Mortality and expense risk charges..................                783
                                                            -----------------
           Net investment income (loss)...................              (783)
                                                            -----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                 --
      Realized gains (losses) on sale of investments......              3,538
                                                            -----------------
           Net realized gains (losses)....................              3,538
                                                            -----------------
      Change in unrealized gains (losses) on investments..             48,657
                                                            -----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................             52,195
                                                            -----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $          51,412
                                                            =================


                                                                                 MSF JENNISON
                                                                                    GROWTH
                                                                                  SUB-ACCOUNT
                                                            -------------------------------------------------------
                                                                  2013               2012               2011
                                                            ----------------   -----------------  -----------------
INVESTMENT INCOME:
      Dividends...........................................  $          8,732   $           2,479  $           2,824
                                                            ----------------   -----------------  -----------------
EXPENSES:
      Mortality and expense risk charges..................             9,920               9,660              5,670
                                                            ----------------   -----------------  -----------------
           Net investment income (loss)...................           (1,188)             (7,181)            (2,846)
                                                            ----------------   -----------------  -----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................            21,434             174,651                 --
      Realized gains (losses) on sale of investments......            59,203                  66             24,074
                                                            ----------------   -----------------  -----------------
           Net realized gains (losses)....................            80,637             174,717             24,074
                                                            ----------------   -----------------  -----------------
      Change in unrealized gains (losses) on investments..           573,524            (72,196)           (21,181)
                                                            ----------------   -----------------  -----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................           654,161             102,521              2,893
                                                            ----------------   -----------------  -----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $        652,973   $          95,340  $              47
                                                            ================   =================  =================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                            MSF MET/ARTISAN MID CAP
                                                                                     VALUE
                                                                                  SUB-ACCOUNT
                                                            -------------------------------------------------------
                                                                  2013               2012               2011
                                                            -----------------  ----------------   ----------------
INVESTMENT INCOME:
      Dividends...........................................  $           9,218  $          8,425   $          8,286
                                                            -----------------  ----------------   ----------------
EXPENSES:
      Mortality and expense risk charges..................              4,210             4,562              4,661
                                                            -----------------  ----------------   ----------------
           Net investment income (loss)...................              5,008             3,863              3,625
                                                            -----------------  ----------------   ----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                 --                --                 --
      Realized gains (losses) on sale of investments......             34,175          (19,295)           (38,362)
                                                            -----------------  ----------------   ----------------
           Net realized gains (losses)....................             34,175          (19,295)           (38,362)
                                                            -----------------  ----------------   ----------------
      Change in unrealized gains (losses) on investments..            239,251           101,754             84,351
                                                            -----------------  ----------------   ----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................            273,426            82,459             45,989
                                                            -----------------  ----------------   ----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $         278,434  $         86,322   $         49,614
                                                            =================  ================   ================


                                                                                      MSF
                                                                              METLIFE STOCK INDEX
                                                                                  SUB-ACCOUNT
                                                            ------------------------------------------------------
                                                                  2013               2012               2011
                                                            ----------------   ----------------   ----------------
INVESTMENT INCOME:
      Dividends...........................................  $         29,617   $         27,234   $         23,077
                                                            ----------------   ----------------   ----------------
EXPENSES:
      Mortality and expense risk charges..................             7,377              8,367              7,849
                                                            ----------------   ----------------   ----------------
           Net investment income (loss)...................            22,240             18,867             15,228
                                                            ----------------   ----------------   ----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................            24,032             10,932              8,492
      Realized gains (losses) on sale of investments......           186,892             23,173              7,780
                                                            ----------------   ----------------   ----------------
           Net realized gains (losses)....................           210,924             34,105             16,272
                                                            ----------------   ----------------   ----------------
      Change in unrealized gains (losses) on investments..           236,918            164,621           (11,145)
                                                            ----------------   ----------------   ----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................           447,842            198,726              5,127
                                                            ----------------   ----------------   ----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $        470,082   $        217,593   $         20,355
                                                            ================   ================   ================


                                                              MSF NEUBERGER
                                                             BERMAN GENESIS
                                                               SUB-ACCOUNT
                                                            -----------------
                                                                2013 (a)
                                                            -----------------
INVESTMENT INCOME:
      Dividends...........................................  $              --
                                                            -----------------
EXPENSES:
      Mortality and expense risk charges..................              2,233
                                                            -----------------
           Net investment income (loss)...................            (2,233)
                                                            -----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                 --
      Realized gains (losses) on sale of investments......              8,016
                                                            -----------------
           Net realized gains (losses)....................              8,016
                                                            -----------------
      Change in unrealized gains (losses) on investments..            209,163
                                                            -----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................            217,179
                                                            -----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $         214,946
                                                            =================


                                                                               MSF T. ROWE PRICE
                                                                               LARGE CAP GROWTH
                                                                                  SUB-ACCOUNT
                                                            -------------------------------------------------------
                                                                  2013               2012               2011
                                                            ----------------   -----------------  -----------------
INVESTMENT INCOME:
      Dividends...........................................  $            514   $             177  $             112
                                                            ----------------   -----------------  -----------------
EXPENSES:
      Mortality and expense risk charges..................               941                  56                 52
                                                            ----------------   -----------------  -----------------
           Net investment income (loss)...................             (427)                 121                 60
                                                            ----------------   -----------------  -----------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                --                  --                 --
      Realized gains (losses) on sale of investments......             7,111               1,293                885
                                                            ----------------   -----------------  -----------------
           Net realized gains (losses)....................             7,111               1,293                885
                                                            ----------------   -----------------  -----------------
      Change in unrealized gains (losses) on investments..           115,168              22,589            (2,365)
                                                            ----------------   -----------------  -----------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................           122,279              23,882            (1,480)
                                                            ----------------   -----------------  -----------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $        121,852   $          24,003  $         (1,420)
                                                            ================   =================  =================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011



                                                                                    MSF T. ROWE PRICE
                                                                                    SMALL CAP GROWTH
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $                59   $                 --
                                                            -------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                    1                      3                     4
                                                            -------------------   --------------------   -------------------
          Net investment income (loss)....................                   58                    (3)                   (4)
                                                            -------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                  904                  1,354                    --
      Realized gains (losses) on sale of investments......                  160                    129                   737
                                                            -------------------   --------------------   -------------------
          Net realized gains (losses).....................                1,064                  1,483                   737
                                                            -------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..                5,274                    568                 (447)
                                                            -------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                6,338                  2,051                   290
                                                            -------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $             6,396   $              2,048   $               286
                                                            ===================   ====================   ===================


                                                                              MSF WESTERN ASSET MANAGEMENT
                                                                                     U.S. GOVERNMENT
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            --------------------   -------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $              2,091   $             2,140   $             1,489
                                                            --------------------   -------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                   457                   566                   604
                                                            --------------------   -------------------   -------------------
          Net investment income (loss)....................                 1,634                 1,574                   885
                                                            --------------------   -------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                    --                    --                 3,417
      Realized gains (losses) on sale of investments......                   336                   170                 1,665
                                                            --------------------   -------------------   -------------------
          Net realized gains (losses).....................                   336                   170                 5,082
                                                            --------------------   -------------------   -------------------
      Change in unrealized gains (losses) on investments..               (2,897)                 1,103                 (619)
                                                            --------------------   -------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................               (2,561)                 1,273                 4,463
                                                            --------------------   -------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $              (927)   $             2,847   $             5,348
                                                            ====================   ===================   ===================


                                                                                        PUTNAM VT
                                                                                    MULTI-CAP GROWTH
                                                                                       SUB-ACCOUNT
                                                            ----------------------------------------------------------------
                                                                    2013                  2012                  2011
                                                            -------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends...........................................  $               126   $                 74   $                56
                                                            -------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges..................                   43                     62                    63
                                                            -------------------   --------------------   -------------------
          Net investment income (loss)....................                   83                     12                   (7)
                                                            -------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.........................                   --                     --                    --
      Realized gains (losses) on sale of investments......                  254                    170                   137
                                                            -------------------   --------------------   -------------------
          Net realized gains (losses).....................                  254                    170                   137
                                                            -------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments..                5,141                  2,021                 (870)
                                                            -------------------   --------------------   -------------------
      Net realized and changes in unrealized gains
        (losses) on investments...........................                5,395                  2,191                 (733)
                                                            -------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations...................................  $             5,478   $              2,203   $             (740)
                                                            ===================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                   FTVIPT TEMPLETON
                                                                                  FOREIGN SECURITIES
                                                                                      SUB-ACCOUNT
                                                         --------------------------------------------------------------------
                                                                  2013                   2012                    2011
                                                         ---------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               3,034   $              3,109    $              1,945
   Net realized gains (losses).........................                   (72)                  (620)                 (2,040)
   Change in unrealized gains (losses) on investments..                 22,649                 14,588                (10,842)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 25,611                 17,077                (10,937)
                                                         ---------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                    326                    253                     253
   Net transfers (including fixed account).............                  2,854                    931                     476
   Policy charges......................................                (2,586)                (2,605)                 (2,151)
   Transfers for policy benefits and terminations......                   (21)                     --                (11,354)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................                    573                (1,421)                (12,776)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                 26,184                 15,656                (23,713)
NET ASSETS:
   Beginning of year...................................                108,569                 92,913                 116,626
                                                         ---------------------   --------------------    --------------------
   End of year.........................................  $             134,753   $            108,569    $             92,913
                                                         =====================   ====================    ====================

                                                                                     INVESCO V.I.
                                                                                 INTERNATIONAL GROWTH
                                                                                      SUB-ACCOUNT
                                                         --------------------------------------------------------------------
                                                                 2013                    2012                   2011
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                603    $                588   $                 715
   Net realized gains (losses).........................                   232                     175                   3,056
   Change in unrealized gains (losses) on investments..                 7,703                   4,927                 (5,865)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 8,538                   5,690                 (2,094)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                   102                     102                     102
   Net transfers (including fixed account).............                 3,610                     650                   (389)
   Policy charges......................................                 (722)                   (638)                   (713)
   Transfers for policy benefits and terminations......                   (7)                     (3)                 (7,827)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................                 2,983                     111                 (8,827)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............                11,521                   5,801                (10,921)
NET ASSETS:
   Beginning of year...................................                42,370                  36,569                  47,490
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $             53,891    $             42,370   $              36,569
                                                         ====================    ====================   =====================

                                                                                  MIST CLARION GLOBAL
                                                                                      REAL ESTATE
                                                                                      SUB-ACCOUNT
                                                         -------------------------------------------------------------------
                                                                 2013                    2012                   2011
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             20,486   $               4,751   $             11,611
   Net realized gains (losses).........................                 4,902                 (4,619)                (6,582)
   Change in unrealized gains (losses) on investments..              (12,829)                  69,616               (19,550)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                12,559                  69,748               (14,521)
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                13,379                  41,213                 22,396
   Net transfers (including fixed account).............               (9,053)                (16,996)               (22,435)
   Policy charges......................................              (18,448)                (20,073)               (21,537)
   Transfers for policy benefits and terminations......               (6,309)                (18,321)               (37,279)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................              (20,431)                (14,177)               (58,855)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               (7,872)                  55,571               (73,376)
NET ASSETS:
   Beginning of year...................................               338,836                 283,265                356,641
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $            330,964   $             338,836   $            283,265
                                                         ====================   =====================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                 MIST CLEARBRIDGE
                                                                                 AGGRESSIVE GROWTH
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               (44)   $           (1,455)   $           (1,943)
   Net realized gains (losses).........................                86,551                16,618                19,422
   Change in unrealized gains (losses) on investments..                53,141                59,994               (3,188)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................               139,648                75,157                14,291
                                                         --------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                38,965                38,299                34,794
   Net transfers (including fixed account).............                69,909              (41,902)              (47,341)
   Policy charges......................................              (29,056)              (32,642)              (32,727)
   Transfers for policy benefits and terminations......             (297,394)              (13,291)              (50,710)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................             (217,576)              (49,536)              (95,984)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............              (77,928)                25,621              (81,693)
NET ASSETS:
   Beginning of year...................................               450,353               424,732               506,425
                                                         --------------------   -------------------   -------------------
   End of year.........................................  $            372,425   $           450,353   $           424,732
                                                         ====================   ===================   ===================

                                                                                MIST GOLDMAN SACHS
                                                                                   MID CAP VALUE
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             4,189   $              1,745   $               629
   Net realized gains (losses).........................               53,644                  5,216                 7,703
   Change in unrealized gains (losses) on investments..              106,485                 83,927              (42,592)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              164,318                 90,888              (34,260)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               15,134                 15,954                19,837
   Net transfers (including fixed account).............             (36,320)               (18,940)              (60,263)
   Policy charges......................................             (23,041)               (27,116)              (28,548)
   Transfers for policy benefits and terminations......             (82,072)               (33,739)              (33,575)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (126,299)               (63,841)             (102,549)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               38,019                 27,047             (136,809)
NET ASSETS:
   Beginning of year...................................              568,479                541,432               678,241
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $           606,498   $            568,479   $           541,432
                                                         ===================   ====================   ===================

                                                                                MIST HARRIS OAKMARK
                                                                                   INTERNATIONAL
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            39,550   $             20,845   $           (9,004)
   Net realized gains (losses).........................              137,352               (18,913)              (16,090)
   Change in unrealized gains (losses) on investments..              287,702                415,301             (232,084)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              464,604                417,233             (257,178)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               54,950                 63,083                63,892
   Net transfers (including fixed account).............              (5,918)                (9,838)                27,784
   Policy charges......................................             (88,084)               (92,579)              (95,917)
   Transfers for policy benefits and terminations......            (335,502)               (91,401)             (397,326)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (374,554)              (130,735)             (401,567)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               90,050                286,498             (658,745)
NET ASSETS:
   Beginning of year...................................            1,772,605              1,486,107             2,144,852
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $         1,862,655   $          1,772,605   $         1,486,107
                                                         ===================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                   MIST INVESCO
                                                                                     COMSTOCK
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              4,765   $             4,713   $             2,947
   Net realized gains (losses).........................                28,592                 2,955               (1,233)
   Change in unrealized gains (losses) on investments..               141,422                68,426               (9,895)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................               174,779                76,094               (8,181)
                                                         --------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                29,655                12,619                21,554
   Net transfers (including fixed account).............               (8,297)                26,673                56,765
   Policy charges......................................              (29,154)              (27,145)              (27,049)
   Transfers for policy benefits and terminations......              (10,848)              (12,481)               (4,269)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................              (18,644)                 (334)                47,001
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............               156,135                75,760                38,820
NET ASSETS:
   Beginning of year...................................               515,450               439,690               400,870
                                                         --------------------   -------------------   -------------------
   End of year.........................................  $            671,585   $           515,450   $           439,690
                                                         ====================   ===================   ===================

                                                                                   MIST INVESCO
                                                                                   MID CAP VALUE
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             3,349   $              2,031   $             2,457
   Net realized gains (losses).........................                5,742                  (260)                 (887)
   Change in unrealized gains (losses) on investments..               88,086                 41,739               (9,181)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................               97,177                 43,510               (7,611)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                  281                    281                   281
   Net transfers (including fixed account).............                1,241                    518               (1,749)
   Policy charges......................................             (11,076)               (10,196)               (9,361)
   Transfers for policy benefits and terminations......             (16,948)                  (276)              (43,376)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................             (26,502)                (9,673)              (54,205)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               70,675                 33,837              (61,816)
NET ASSETS:
   Beginning of year...................................              328,233                294,396               356,212
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $           398,908   $            328,233   $           294,396
                                                         ===================   ====================   ===================

                                                                                   MIST INVESCO
                                                                                 SMALL CAP GROWTH
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             (300)   $            (3,207)   $           (3,165)
   Net realized gains (losses).........................               78,141                 61,318                17,401
   Change in unrealized gains (losses) on investments..              163,736                 34,660              (19,066)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              241,577                 92,771               (4,830)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               46,728                 48,310                34,956
   Net transfers (including fixed account).............               17,487                  7,237                37,443
   Policy charges......................................             (37,272)               (38,732)              (39,779)
   Transfers for policy benefits and terminations......             (15,663)               (29,015)              (61,570)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................               11,280               (12,200)              (28,950)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............              252,857                 80,571              (33,780)
NET ASSETS:
   Beginning of year...................................              598,422                517,851               551,631
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $           851,279   $            598,422   $           517,851
                                                         ===================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                 MIST LOOMIS SAYLES
                                                                                   GLOBAL MARKETS
                                                                                     SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                   2012                   2011
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              9,531   $              5,750   $             2,319
   Net realized gains (losses).........................                 2,217                  1,248               (1,889)
   Change in unrealized gains (losses) on investments..                62,328                 45,002               (4,203)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................                74,076                 52,000               (3,773)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                10,007                  3,410                 3,327
   Net transfers (including fixed account).............                10,506                109,378               197,555
   Policy charges......................................              (12,874)               (10,371)               (7,378)
   Transfers for policy benefits and terminations......                 (247)                  (360)                  (38)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................                 7,392                102,057               193,466
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............                81,468                154,057               189,693
NET ASSETS:
   Beginning of year...................................               438,966                284,909                95,216
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $            520,434   $            438,966   $           284,909
                                                         ====================   ====================   ===================

                                                                                  MIST LORD ABBETT
                                                                                   BOND DEBENTURE
                                                                                     SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                   2012                  2011
                                                         --------------------   -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            106,026   $           116,505   $            120,303
   Net realized gains (losses).........................                14,353                58,896                 26,780
   Change in unrealized gains (losses) on investments..                 4,967                43,141               (51,867)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               125,346               218,542                 95,216
                                                         --------------------   -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                38,626                44,813                 40,930
   Net transfers (including fixed account).............                69,471             (502,808)                  (232)
   Policy charges......................................              (60,869)              (80,694)              (102,868)
   Transfers for policy benefits and terminations......              (60,053)              (73,065)              (237,484)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................              (12,825)             (611,754)              (299,654)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets.............               112,521             (393,212)              (204,438)
NET ASSETS:
   Beginning of year...................................             1,611,273             2,004,485              2,208,923
                                                         --------------------   -------------------   --------------------
   End of year.........................................  $          1,723,794   $         1,611,273   $          2,004,485
                                                         ====================   ===================   ====================

                                                                                   MIST METLIFE
                                                                                AGGRESSIVE STRATEGY
                                                                                    SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              4,747   $             2,354   $              5,607
   Net realized gains (losses).........................                70,107               (2,347)                 31,044
   Change in unrealized gains (losses) on investments..                79,320               118,719               (60,014)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               154,174               118,726               (23,363)
                                                         --------------------   -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                24,207                20,105                 24,599
   Net transfers (including fixed account).............             (279,260)                 (262)                    236
   Policy charges......................................              (16,363)              (22,898)               (25,421)
   Transfers for policy benefits and terminations......             (160,794)              (39,196)              (477,577)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................             (432,210)              (42,251)              (478,163)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets.............             (278,036)                76,475              (501,526)
NET ASSETS:
   Beginning of year...................................               814,421               737,946              1,239,472
                                                         --------------------   -------------------   --------------------
   End of year.........................................  $            536,385   $           814,421   $            737,946
                                                         ====================   ===================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                   MIST METLIFE
                                                                                 BALANCED STRATEGY
                                                                                    SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         -------------------    -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            46,779    $            42,770   $             30,969
   Net realized gains (losses).........................               25,407                 14,068                 10,630
   Change in unrealized gains (losses) on investments..              453,723                245,210              (106,177)
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              525,909                302,048               (64,578)
                                                         -------------------    -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               96,488                114,155                161,838
   Net transfers (including fixed account).............              272,483                175,708              (259,065)
   Policy charges......................................            (138,823)              (135,250)              (139,988)
   Transfers for policy benefits and terminations......                 (19)                  (858)               (10,884)
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................              230,129                153,755              (248,099)
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets.............              756,038                455,803              (312,677)
NET ASSETS:
   Beginning of year...................................            2,583,652              2,127,849              2,440,526
                                                         -------------------    -------------------   --------------------
   End of year.........................................  $         3,339,690    $         2,583,652   $          2,127,849
                                                         ===================    ===================   ====================

                                                                                   MIST METLIFE
                                                                                DEFENSIVE STRATEGY
                                                                                    SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         -------------------    -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             2,333    $             1,667   $              1,140
   Net realized gains (losses).........................                8,955                    693                     90
   Change in unrealized gains (losses) on investments..              (6,849)                  4,318                  (402)
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                4,439                  6,678                    828
                                                         -------------------    -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                   --                  4,035                  7,814
   Net transfers (including fixed account).............                4,805                     34                      8
   Policy charges......................................                (784)                (1,352)                (1,370)
   Transfers for policy benefits and terminations......             (71,942)                    (3)                    (6)
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................             (67,921)                  2,714                  6,446
                                                         -------------------    -------------------   --------------------
     Net increase (decrease) in net assets.............             (63,482)                  9,392                  7,274
NET ASSETS:
   Beginning of year...................................               73,028                 63,636                 56,362
                                                         -------------------    -------------------   --------------------
   End of year.........................................  $             9,546    $            73,028   $             63,636
                                                         ===================    ===================   ====================

                                                                                    MIST METLIFE
                                                                                   GROWTH STRATEGY
                                                                                     SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                   2012                   2011
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             37,457   $             32,753   $            31,907
   Net realized gains (losses).........................                35,645                 19,835               (1,678)
   Change in unrealized gains (losses) on investments..               630,791                331,481             (141,055)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................               703,893                384,069             (110,826)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               108,447                123,020               137,933
   Net transfers (including fixed account).............                15,444                150,717              (26,152)
   Policy charges......................................             (186,746)              (175,873)             (173,502)
   Transfers for policy benefits and terminations......              (46,107)              (275,721)               (7,002)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from policy transactions.......................             (108,962)              (177,857)              (68,723)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               594,931                206,212             (179,549)
NET ASSETS:
   Beginning of year...................................             2,798,566              2,592,354             2,771,903
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          3,393,497   $          2,798,566   $         2,592,354
                                                         ====================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                   MIST METLIFE
                                                                                 MODERATE STRATEGY
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            29,428   $            27,248   $             16,681
   Net realized gains (losses).........................               14,761                 3,692                  3,345
   Change in unrealized gains (losses) on investments..              136,070               108,049               (23,480)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              180,259               138,989                (3,454)
                                                         -------------------   -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               52,296                54,412                 54,579
   Net transfers (including fixed account).............               11,641                49,216                 24,187
   Policy charges......................................             (67,072)              (68,741)               (63,548)
   Transfers for policy benefits and terminations......              (6,172)                  (89)               (28,888)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................              (9,307)                34,798               (13,670)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets.............              170,952               173,787               (17,124)
NET ASSETS:
   Beginning of year...................................            1,302,910             1,129,123              1,146,247
                                                         -------------------   -------------------   --------------------
   End of year.........................................  $         1,473,862   $         1,302,910   $          1,129,123
                                                         ===================   ===================   ====================

                                                                                     MIST MFS
                                                                              EMERGING MARKETS EQUITY
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------    -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             2,569    $             1,039   $             6,161
   Net realized gains (losses).........................                1,079                 37,884               (2,325)
   Change in unrealized gains (losses) on investments..             (23,875)                 51,043             (131,793)
                                                         -------------------    -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................             (20,227)                 89,966             (127,957)
                                                         -------------------    -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               11,984                 14,123                18,926
   Net transfers (including fixed account).............               79,094              (275,574)                27,235
   Policy charges......................................             (13,828)               (19,811)              (35,902)
   Transfers for policy benefits and terminations......                (267)                (7,693)               (8,492)
                                                         -------------------    -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................               76,983              (288,955)                 1,767
                                                         -------------------    -------------------   -------------------
     Net increase (decrease) in net assets.............               56,756              (198,989)             (126,190)
NET ASSETS:
   Beginning of year...................................              323,193                522,182               648,372
                                                         -------------------    -------------------   -------------------
   End of year.........................................  $           379,949    $           323,193   $           522,182
                                                         ===================    ===================   ===================

                                                                                 MIST MFS RESEARCH
                                                                                   INTERNATIONAL
                                                                                    SUB-ACCOUNT
                                                         ---------------------------------------------------------------
                                                                2013                   2012                  2011
                                                         -------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            30,683   $            23,990   $            32,105
   Net realized gains (losses).........................                2,412              (57,267)             (145,661)
   Change in unrealized gains (losses) on investments..              193,594               263,290              (80,831)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              226,689               230,013             (194,387)
                                                         -------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               39,658                49,614                63,879
   Net transfers (including fixed account).............             (29,971)             (290,260)             (266,436)
   Policy charges......................................             (61,499)              (78,741)             (101,719)
   Transfers for policy benefits and terminations......            (289,423)              (52,388)             (774,267)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (341,235)             (371,775)           (1,078,543)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............            (114,546)             (141,762)           (1,272,930)
NET ASSETS:
   Beginning of year...................................            1,412,862             1,554,624             2,827,554
                                                         -------------------   -------------------   -------------------
   End of year.........................................  $         1,298,316   $         1,412,862   $         1,554,624
                                                         ===================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                               MIST MORGAN STANLEY
                                                                                 MID CAP GROWTH
                                                                                   SUB-ACCOUNT
                                                         ---------------------------------------------------------------
                                                                 2013                 2012                  2011
                                                         -------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             1,541   $              (43)   $             1,327
   Net realized gains (losses).........................                4,031                 4,639                18,336
   Change in unrealized gains (losses) on investments..               60,340                11,222              (30,804)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................               65,912                15,818              (11,141)
                                                         -------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                  207                   207                   207
   Net transfers (including fixed account).............                3,868                 4,994               (6,305)
   Policy charges......................................              (3,740)               (3,877)               (3,803)
   Transfers for policy benefits and terminations......              (5,170)              (15,705)              (20,491)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................              (4,835)              (14,381)              (30,392)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............               61,077                 1,437              (41,533)
NET ASSETS:
   Beginning of year...................................              169,509               168,072               209,605
                                                         -------------------   -------------------   -------------------
   End of year.........................................  $           230,586   $           169,509   $           168,072
                                                         ===================   ===================   ===================

                                                                                    MIST PIMCO
                                                                             INFLATION PROTECTED BOND
                                                                                    SUB-ACCOUNT
                                                         ---------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            25,064   $            47,169   $            24,066
   Net realized gains (losses).........................               66,153               134,182               119,741
   Change in unrealized gains (losses) on investments..            (198,310)              (34,741)                41,480
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................            (107,093)               146,610               185,287
                                                         -------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               29,142                72,609                73,016
   Net transfers (including fixed account).............            (220,064)             (185,185)               171,414
   Policy charges......................................             (47,073)              (87,054)              (91,658)
   Transfers for policy benefits and terminations......            (361,778)              (72,943)             (143,874)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (599,773)             (272,573)                 8,898
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............            (706,866)             (125,963)               194,185
NET ASSETS:
   Beginning of year...................................            1,694,813             1,820,776             1,626,591
                                                         -------------------   -------------------   -------------------
   End of year.........................................  $           987,947   $         1,694,813   $         1,820,776
                                                         ===================   ===================   ===================

                                                                                   MIST PIMCO
                                                                                  TOTAL RETURN
                                                                                   SUB-ACCOUNT
                                                         ---------------------------------------------------------------
                                                                 2013                 2012                  2011
                                                         -------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           131,457   $            96,598   $            73,541
   Net realized gains (losses).........................               78,747                63,111               136,531
   Change in unrealized gains (losses) on investments..            (276,499)               129,629             (119,415)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................             (66,295)               289,338                90,657
                                                         -------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               52,477                83,821                77,123
   Net transfers (including fixed account).............              239,051              (44,965)               250,556
   Policy charges......................................            (142,949)             (173,831)             (175,823)
   Transfers for policy benefits and terminations......            (380,017)             (168,193)             (293,650)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (231,438)             (303,168)             (141,794)
                                                         -------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............            (297,733)              (13,830)              (51,137)
NET ASSETS:
   Beginning of year...................................            3,325,699             3,339,529             3,390,666
                                                         -------------------   -------------------   -------------------
   End of year.........................................  $         3,027,966   $         3,325,699   $         3,339,529
                                                         ===================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                       MIST
                                                                                   PIONEER FUND
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            14,262   $              5,929   $             5,162
   Net realized gains (losses).........................               13,299                  7,729                17,337
   Change in unrealized gains (losses) on investments..               98,521                 26,112              (39,356)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              126,082                 39,770              (16,857)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                   --                     --                    --
   Net transfers (including fixed account).............              (7,558)               (12,912)                 5,620
   Policy charges......................................              (8,640)                (8,206)               (8,335)
   Transfers for policy benefits and terminations......             (15,323)                (4,649)              (39,152)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................             (31,521)               (25,767)              (41,867)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               94,561                 14,003              (58,724)
NET ASSETS:
   Beginning of year...................................              396,726                382,723               441,447
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $           491,287   $            396,726   $           382,723
                                                         ===================   ====================   ===================

                                                                                MIST T. ROWE PRICE
                                                                                  LARGE CAP VALUE
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            85,476   $             70,438   $            31,243
   Net realized gains (losses).........................              263,099               (22,553)              (87,769)
   Change in unrealized gains (losses) on investments..            1,267,456                764,715             (141,705)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................            1,616,031                812,600             (198,231)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........              102,078                117,888               128,242
   Net transfers (including fixed account).............            (177,805)              (185,450)             (197,054)
   Policy charges......................................            (194,653)              (208,463)             (217,179)
   Transfers for policy benefits and terminations......            (254,729)              (250,563)             (804,445)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (525,109)              (526,588)           (1,090,436)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............            1,090,922                286,012           (1,288,667)
NET ASSETS:
   Beginning of year...................................            5,013,414              4,727,402             6,016,069
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $         6,104,336   $          5,013,414   $         4,727,402
                                                         ===================   ====================   ===================

                                                                                MIST T. ROWE PRICE
                                                                                  MID CAP GROWTH
                                                                                    SUB-ACCOUNT
                                                         -----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (620)   $           (7,999)   $            (8,572)
   Net realized gains (losses).........................               184,444               238,607                137,251
   Change in unrealized gains (losses) on investments..               284,405              (41,529)              (146,593)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from operations.................................               468,229               189,079               (17,914)
                                                         --------------------   -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                50,932                47,287                 63,487
   Net transfers (including fixed account).............              (79,145)              (69,846)                 12,282
   Policy charges......................................              (72,338)              (79,924)               (84,456)
   Transfers for policy benefits and terminations......             (194,575)              (90,110)              (197,595)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................             (295,126)             (192,593)              (206,282)
                                                         --------------------   -------------------   --------------------
     Net increase (decrease) in net assets.............               173,103               (3,514)              (224,196)
NET ASSETS:
   Beginning of year...................................             1,460,144             1,463,658              1,687,854
                                                         --------------------   -------------------   --------------------
   End of year.........................................  $          1,633,247   $         1,460,144   $          1,463,658
                                                         ====================   ===================   ====================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                 MIST THIRD AVENUE
                                                                                  SMALL CAP VALUE
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                2013                   2012                  2011
                                                         -------------------   -------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             8,256   $           (7,325)   $             11,019
   Net realized gains (losses).........................              139,254                 1,093                 10,631
   Change in unrealized gains (losses) on investments..              149,644               222,173              (161,327)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from operations.................................              297,154               215,941              (139,677)
                                                         -------------------   -------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........               37,239                42,179                 54,376
   Net transfers (including fixed account).............            (156,702)             (130,117)                (9,958)
   Policy charges......................................             (59,230)              (76,559)               (79,463)
   Transfers for policy benefits and terminations......            (462,792)              (33,893)              (312,771)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            (641,485)             (198,390)              (347,816)
                                                         -------------------   -------------------   --------------------
     Net increase (decrease) in net assets.............            (344,331)                17,551              (487,493)
NET ASSETS:
   Beginning of year...................................            1,327,124             1,309,573              1,797,066
                                                         -------------------   -------------------   --------------------
   End of year.........................................  $           982,793   $         1,327,124   $          1,309,573
                                                         ===================   ===================   ====================

                                                                                   MSF BLACKROCK
                                                                                    BOND INCOME
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                418   $               305   $               513
   Net realized gains (losses).........................                   322                   310                    49
   Change in unrealized gains (losses) on investments..                 (848)                   270                   286
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................                 (108)                   885                   848
                                                         --------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                    --                    --                    --
   Net transfers (including fixed account).............                    --                 1,083                    --
   Policy charges......................................               (2,210)               (3,796)               (1,815)
   Transfers for policy benefits and terminations......                 (220)                    --                 (175)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................               (2,430)               (2,713)               (1,990)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............               (2,538)               (1,828)               (1,142)
NET ASSETS:
   Beginning of year...................................                11,889                13,717                14,859
                                                         --------------------   -------------------   -------------------
   End of year.........................................  $              9,351   $            11,889   $            13,717
                                                         ====================   ===================   ===================

                                                                                   MSF BLACKROCK
                                                                               CAPITAL APPRECIATION
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                   2011
                                                         --------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              1,404   $               395   $               204
   Net realized gains (losses).........................                31,970                 5,636                 5,458
   Change in unrealized gains (losses) on investments..                15,385                15,237              (20,463)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................                48,759                21,268              (14,801)
                                                         --------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                 3,971                 3,955                 4,017
   Net transfers (including fixed account).............                 2,802                    --                    14
   Policy charges......................................               (4,556)               (5,574)               (5,609)
   Transfers for policy benefits and terminations......              (31,894)              (11,180)               (6,740)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................              (29,677)              (12,799)               (8,318)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............                19,082                 8,469              (23,119)
NET ASSETS:
   Beginning of year...................................               157,461               148,992               172,111
                                                         --------------------   -------------------   -------------------
   End of year.........................................  $            176,543   $           157,461   $           148,992
                                                         ====================   ===================   ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                              MSF BLACKROCK
                                                                              MONEY MARKET
                                                                               SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                                2013              2012                2011
                                                         -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $         (8,822)  $        (17,476)  $        (17,436)
   Net realized gains (losses).........................                 --                 --                 --
   Change in unrealized gains (losses) on investments..                 --                 --                 --
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            (8,822)           (17,476)           (17,436)
                                                         -----------------  -----------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........            174,198            251,428            215,709
   Net transfers (including fixed account).............            246,032          1,258,451           (65,032)
   Policy charges......................................          (163,238)          (257,856)          (275,172)
   Transfers for policy benefits and terminations......        (1,760,205)          (981,370)          (910,433)
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................        (1,503,213)            270,653        (1,034,928)
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets.............        (1,512,035)            253,177        (1,052,364)
NET ASSETS:
   Beginning of year...................................          2,884,270          2,631,093          3,683,457
                                                         -----------------  -----------------  -----------------
   End of year.........................................  $       1,372,235  $       2,884,270  $       2,631,093
                                                         =================  =================  =================

                                                                                MSF DAVIS                             MSF FRONTIER
                                                                              VENTURE VALUE                          MID CAP GROWTH
                                                                               SUB-ACCOUNT                             SUB-ACCOUNT
                                                         --------------------------------------------------------  -----------------
                                                                2013              2012                2011              2013 (a)
                                                         -----------------  -----------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $          23,366  $           9,156  $           19,965  $           (783)
   Net realized gains (losses).........................            270,682             43,829              62,202              3,538
   Change in unrealized gains (losses) on investments..            426,985            277,376           (216,138)             48,657
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            721,033            330,361           (133,971)             51,412
                                                         -----------------  -----------------  ------------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........             93,080            108,735             131,909              5,385
   Net transfers (including fixed account).............          (201,272)          (224,324)           (307,206)            253,847
   Policy charges......................................          (128,233)          (163,413)           (181,569)            (6,097)
   Transfers for policy benefits and terminations......          (674,213)          (179,927)           (781,462)           (23,741)
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................          (910,638)          (458,929)         (1,138,328)            229,394
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets.............          (189,605)          (128,568)         (1,272,299)            280,806
NET ASSETS:
   Beginning of year...................................          2,705,585          2,834,153           4,106,452                 --
                                                         -----------------  -----------------  ------------------  -----------------
   End of year.........................................  $       2,515,980  $       2,705,585  $        2,834,153  $         280,806
                                                         =================  =================  ==================  =================

                                                                               MSF JENNISON
                                                                                  GROWTH
                                                                                SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                               2013                2012               2011
                                                         -----------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $         (1,188)  $          (7,181)  $         (2,846)
   Net realized gains (losses).........................             80,637             174,717             24,074
   Change in unrealized gains (losses) on investments..            573,524            (72,196)           (21,181)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            652,973              95,340                 47
                                                         -----------------  ------------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........             92,951              62,223             48,387
   Net transfers (including fixed account).............          (132,487)           1,152,858             79,159
   Policy charges......................................          (105,538)           (102,235)           (53,667)
   Transfers for policy benefits and terminations......          (165,439)           (157,069)          (151,814)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................          (310,513)             955,777           (77,935)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets.............            342,460           1,051,117           (77,888)
NET ASSETS:
   Beginning of year...................................          2,005,351             954,234          1,032,122
                                                         -----------------  ------------------  -----------------
   End of year.........................................  $       2,347,811  $        2,005,351  $         954,234
                                                         =================  ==================  =================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                         MSF MET/ARTISAN MID CAP
                                                                                  VALUE
                                                                               SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                                2013              2012                2011
                                                         -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           5,008  $           3,863  $           3,625
   Net realized gains (losses).........................             34,175           (19,295)           (38,362)
   Change in unrealized gains (losses) on investments..            239,251            101,754             84,351
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            278,434             86,322             49,614
                                                         -----------------  -----------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........             39,156             45,687             32,727
   Net transfers (including fixed account).............           (46,177)                413           (36,813)
   Policy charges......................................           (59,820)           (67,751)           (70,468)
   Transfers for policy benefits and terminations......           (95,757)           (31,034)           (51,303)
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................          (162,598)           (52,685)          (125,857)
                                                         -----------------  -----------------  -----------------
     Net increase (decrease) in net assets.............            115,836             33,637           (76,243)
NET ASSETS:
   Beginning of year...................................            824,712            791,075            867,318
                                                         -----------------  -----------------  -----------------
   End of year.........................................  $         940,548  $         824,712  $         791,075
                                                         =================  =================  =================

                                                                                   MSF                                MSF NEUBERGER
                                                                           METLIFE STOCK INDEX                       BERMAN GENESIS
                                                                               SUB-ACCOUNT                             SUB-ACCOUNT
                                                         --------------------------------------------------------  -----------------
                                                                2013              2012                2011              2013 (a)
                                                         -----------------  -----------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $          22,240  $          18,867  $           15,228  $         (2,233)
   Net realized gains (losses).........................            210,924             34,105              16,272              8,016
   Change in unrealized gains (losses) on investments..            236,918            164,621            (11,145)            209,163
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            470,082            217,593              20,355            214,946
                                                         -----------------  -----------------  ------------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........             59,203            114,531              57,322             33,070
   Net transfers (including fixed account).............          (299,114)            101,065              77,249            814,699
   Policy charges......................................           (92,050)           (98,013)            (92,330)           (29,967)
   Transfers for policy benefits and terminations......           (95,806)           (28,702)            (20,318)           (22,966)
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................          (427,767)             88,881              21,923            794,836
                                                         -----------------  -----------------  ------------------  -----------------
     Net increase (decrease) in net assets.............             42,315            306,474              42,278          1,009,782
NET ASSETS:
   Beginning of year...................................          1,751,267          1,444,793           1,402,515                 --
                                                         -----------------  -----------------  ------------------  -----------------
   End of year.........................................  $       1,793,582  $       1,751,267  $        1,444,793  $       1,009,782
                                                         =================  =================  ==================  =================

                                                                             MSF T. ROWE PRICE
                                                                             LARGE CAP GROWTH
                                                                                SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                               2013                2012               2011
                                                         -----------------  ------------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (427)  $              121  $              60
   Net realized gains (losses).........................              7,111               1,293                885
   Change in unrealized gains (losses) on investments..            115,168              22,589            (2,365)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from operations.................................            121,852              24,003            (1,420)
                                                         -----------------  ------------------  -----------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........             20,791                 731                855
   Net transfers (including fixed account).............            225,428             (1,847)              (596)
   Policy charges......................................           (14,586)             (2,633)            (2,443)
   Transfers for policy benefits and terminations......            (2,102)                 (8)            (1,284)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................            229,531             (3,757)            (3,468)
                                                         -----------------  ------------------  -----------------
     Net increase (decrease) in net assets.............            351,383              20,246            (4,888)
NET ASSETS:
   Beginning of year...................................            147,562             127,316            132,204
                                                         -----------------  ------------------  -----------------
   End of year.........................................  $         498,945  $          147,562  $         127,316
                                                         =================  ==================  =================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                 METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
                   OF METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011


                                                                                 MSF T. ROWE PRICE
                                                                                 SMALL CAP GROWTH
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                58   $                (3)   $               (4)
   Net realized gains (losses).........................                1,064                  1,483                   737
   Change in unrealized gains (losses) on investments..                5,274                    568                 (447)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................                6,396                  2,048                   286
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                   --                     --                    --
   Net transfers (including fixed account).............                   --                     98                    --
   Policy charges......................................                (421)                  (463)                 (302)
   Transfers for policy benefits and terminations......                 (44)                     --               (2,612)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................                (465)                  (365)               (2,914)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............                5,931                  1,683               (2,628)
NET ASSETS:
   Beginning of year...................................               14,535                 12,852                15,480
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $            20,466   $             14,535   $            12,852
                                                         ===================   ====================   ===================

                                                                           MSF WESTERN ASSET MANAGEMENT
                                                                                  U.S. GOVERNMENT
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         --------------------   -------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              1,634   $             1,574   $               885
   Net realized gains (losses).........................                   336                   170                 5,082
   Change in unrealized gains (losses) on investments..               (2,897)                 1,103                 (619)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................                 (927)                 2,847                 5,348
                                                         --------------------   -------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                 8,186                 8,198                 8,186
   Net transfers (including fixed account).............               (7,067)                 1,469                 1,340
   Policy charges......................................               (9,163)              (10,699)              (10,849)
   Transfers for policy benefits and terminations......              (17,053)                 (735)             (118,369)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................              (25,097)               (1,767)             (119,692)
                                                         --------------------   -------------------   -------------------
     Net increase (decrease) in net assets.............              (26,024)                 1,080             (114,344)
NET ASSETS:
   Beginning of year...................................               102,286               101,206               215,550
                                                         --------------------   -------------------   -------------------
   End of year.........................................  $             76,262   $           102,286   $           101,206
                                                         ====================   ===================   ===================

                                                                                     PUTNAM VT
                                                                                 MULTI-CAP GROWTH
                                                                                    SUB-ACCOUNT
                                                         ----------------------------------------------------------------
                                                                 2013                  2012                  2011
                                                         -------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                83   $                 12   $               (7)
   Net realized gains (losses).........................                  254                    170                   137
   Change in unrealized gains (losses) on investments..                5,141                  2,021                 (870)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from operations.................................                5,478                  2,203                 (740)
                                                         -------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from policy owners........                  606                    485                   485
   Net transfers (including fixed account).............                   25                   (89)                 (220)
   Policy charges......................................                (853)                  (928)                 (700)
   Transfers for policy benefits and terminations......                   --                     --                  (11)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions........................                (222)                  (532)                 (446)
                                                         -------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............                5,256                  1,671               (1,186)
NET ASSETS:
   Beginning of year...................................               15,135                 13,464                14,650
                                                         -------------------   --------------------   -------------------
   End of year.........................................  $            20,391   $             15,135   $            13,464
                                                         ===================   ====================   ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

           METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
             OF METLIFE INVESTORS INSURANCE COMPANY
                NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


MetLife Investors Variable Life Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on October 23, 1991 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

In the second quarter of 2013, MetLife, Inc. announced its plans to merge into MetLife Insurance Company of Connecticut ("MICC"), as the surviving entity, two United States ("U.S.")-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company, which is expected to be renamed and domiciled in Delaware (the "Mergers"). The companies to be merged into MICC consist of the Company and MetLife Investors USA Insurance Company, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable           Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                     Metropolitan Series Fund ("MSF")*
Franklin Templeton Variable Insurance Products Trust     Putnam Variable Trust ("Putnam VT")
   ("FTVIPT")

*See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.


2.  LIST OF SUB-ACCOUNTS


A. Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the policy owner. The following Sub-Accounts had net assets as of December 31, 2013:

FTVIPT Templeton Foreign Securities Sub-Account          MIST MetLife Balanced Strategy Sub-Account
Invesco V.I. International Growth Sub-Account            MIST MetLife Defensive Strategy Sub-Account
MIST Clarion Global Real Estate Sub-Account              MIST MetLife Growth Strategy Sub-Account
MIST ClearBridge Aggressive Growth Sub-Account           MIST MetLife Moderate Strategy Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account             MIST MFS Emerging Markets Equity Sub-Account
MIST Harris Oakmark International Sub-Account            MIST MFS Research International Sub-Account
MIST Invesco Comstock Sub-Account                        MIST Morgan Stanley Mid Cap Growth Sub-Account
MIST Invesco Mid Cap Value Sub-Account                   MIST PIMCO Inflation Protected Bond Sub-Account
MIST Invesco Small Cap Growth Sub-Account                MIST PIMCO Total Return Sub-Account
MIST Loomis Sayles Global Markets Sub-Account            MIST Pioneer Fund Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account              MIST T. Rowe Price Large Cap Value Sub-Account
MIST MetLife Aggressive Strategy Sub-Account             MIST T. Rowe Price Mid Cap Growth Sub-Account

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONCLUDED)


MIST Third Avenue Small Cap Value Sub-Account       MSF MetLife Stock Index Sub-Account
MSF BlackRock Bond Income Sub-Account               MSF Neuberger Berman Genesis Sub-Account (a)
MSF BlackRock Capital Appreciation Sub-Account      MSF T. Rowe Price Large Cap Growth Sub-Account
MSF BlackRock Money Market Sub-Account              MSF T. Rowe Price Small Cap Growth Sub-Account
MSF Davis Venture Value Sub-Account                 MSF Western Asset Management U.S. Government
MSF Frontier Mid Cap Growth Sub-Account (a)           Sub-Account
MSF Jennison Growth Sub-Account                     Putnam VT Multi-Cap Growth Sub-Account
MSF Met/Artisan Mid Cap Value Sub-Account

(a) This Sub-Account began operations during the year ended December 31, 2013.

B. The following Sub-Accounts had no net assets as of December 31, 2013:

MSF Western Asset Management Strategic Bond Opportunities Sub-Account


3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2013:

MIST MLA Mid Cap Sub-Account
MIST RCM Technology Sub-Account
MIST Turner Mid Cap Growth Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2013:

NAME CHANGES:

Former Portfolio                                        New Portfolio

(MIST) Legg Mason ClearBridge Aggressive Growth         (MIST) ClearBridge Aggressive Growth Portfolio
   Portfolio
(MIST) Lord Abbett Mid Cap Value Portfolio              (MIST) Invesco Mid Cap Value Portfolio
(MIST) Van Kampen Comstock Portfolio                    (MIST) Invesco Comstock Portfolio
(MSF) BlackRock Legacy Large Cap Growth Portfolio       (MSF) BlackRock Capital Appreciation Portfolio


MERGERS:

Former Portfolio                                        New Portfolio

(MIST) MLA Mid Cap Portfolio                            (MSF) Neuberger Berman Genesis Portfolio
(MIST) RCM Technology Portfolio                         (MSF) T. Rowe Price Large Cap Growth Portfolio
(MIST) Turner Mid Cap Growth Portfolio                  (MSF) Frontier Mid Cap Growth Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable life separate accounts registered as unit investment trusts.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)



SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Sub-Account's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)



PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are reported as premium payments received from policy owners on the statements of changes in net assets of the applicable Sub-Accounts and are credited as accumulation units.


NET TRANSFERS
Funds transferred by the policy owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charge paid to the Company is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Sub-Accounts:

      Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

      The table below represents the range of effective annual rates for the charge for the year ended December 31, 2013:

     -------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                              0.00% - 0.55%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


For some Policies, a Mortality and Expense Risk charge ranging from 0.50% to 0.90% is assessed on a monthly basis through the redemption of units. Other policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider, if any. The COI charge is the primary charge under the policy for the death benefit provided by the Company which may vary by policy based on underwriting criteria. A transfer fee of $25 or 2% of the amount transferred may be deducted after twelve transfers are made in a policy year. Administrative charges range from $.03 to $1.01 for every $1,000 of policy face amount and are assessed monthly for the first 10 policy years. Certain policies impose a monthly tax expense charge at a 0.40% annual rate for the first 10 policy years and a monthly administrative charge at a 0.40% annual rate for the life of the policy. Policy fees range from $6 to $30 and are assessed monthly or annually depending on the policy and the policy year. In addition, the Policies impose a surrender charge if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the policy's target premium. Most policies offer optional benefits that can be added to the policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $1.30 to $28.50 per $100 of the benefit provided. These charges are paid to the Company and are recorded as policy charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts for the years ended December 31, 2013, 2012 and 2011.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                              AS OF
                                          DECEMBER 31,                          FOR THE YEAR ENDED DECEMBER 31,
                                      ---------------------  --------------------------------------------------------------------
                                                                          COST OF                           PROCEEDS
                                        SHARES    COST ($)             PURCHASES ($)                     FROM SALES ($)
                                      ---------   ---------  ---------------------------------  ---------------------------------
                                         2013       2013        2013       2012        2011        2013       2012        2011
                                      ---------   ---------  ---------     -------   ---------  ---------   ---------  ----------
     FTVIPT Templeton Foreign
       Securities Subaccount........      7,674     125,354      6,160       4,342       2,793      2,575       2,657      13,626
     Invesco VI International Growth
       Fund Subaccount..............      1,526      32,142      4,235       1,284         768        644         581       8,877
     MIST Clarion Global Real Estate
       Subaccount...................     29,714     324,958     56,372      77,387      39,639     56,303      86,830      86,940
     MIST ClearBridge Aggressive
       Growth Subaccount............     27,694     240,682    106,256      51,143     103,195    323,826     102,171     201,122
     MIST Goldman Sachs Mid Cap
       Value Subaccount.............     34,152     426,698     50,240      29,960      28,444    150,101      92,073     130,366
     MIST Harris Oakmark
       International Subaccount.....     97,372   1,407,342    512,598     211,160     238,798    847,551     321,057     649,407
     MIST Invesco Comstock
       Subaccount...................     46,065     483,453    107,178      74,731      91,842    121,025      70,372      41,881
     MIST Invesco Mid Cap Value
       Subaccount...................     17,520     293,930     10,928       3,639      14,998     34,786      11,297      66,732
     MIST Invesco Small Cap Growth
       Portfolio Subaccount.........     41,468     607,177    204,389     211,668      93,809    151,472     189,965     125,953
     MIST Loomis Sayles Global
       Markets Subaccount...........     34,884     414,207     31,526     121,844     266,152     14,579      14,071      70,366
     MIST Lord Abbett Bond
       Debenture Subaccount.........    127,376   1,570,389    286,754     244,003     265,183    191,405     739,274     444,567
     MIST MetLife Aggressive
       Strategy Subaccount..........     39,854     387,114     27,546      21,369      34,882    454,968      61,276     507,426
     MIST MetLife Balanced
       Strategy Subaccount..........    253,201   2,559,765    420,523     431,021     842,438    143,588     234,520   1,059,667
     MIST MetLife Defensive
       Strategy Subaccount..........        800       9,068      9,208       6,657       9,307     72,949       1,696       1,712
     MIST MetLife Growth
       Strategy Subaccount..........    240,166   2,557,473    165,319     306,385     150,067    236,786     451,507     186,870
     MIST MetLife Moderate
       Strategy Subaccount..........    115,149   1,206,416    121,521     120,566      83,673     98,886      58,555      80,644
     MIST MFS Emerging
       Markets Equity Subaccount....     36,641     360,969    142,968      20,869     169,624     63,416     308,781     161,735
     MIST MFS Research
       International Subaccount.....    108,111   1,165,940    125,865     131,532     139,467    436,360     479,317   1,185,874
     MIST Morgan Stanley
       Mid Cap Growth Subaccount....     14,149     128,729      8,077       5,327      19,601     11,205      19,755      43,801
     MIST PIMCO Inflation
       Protected Bond Subaccount....     99,296   1,075,444    786,772     344,843     681,703  1,287,770     466,010     561,893
     MIST PIMCO Total
       Return Subaccount............    255,098   3,065,944  1,048,547     977,974   1,023,719  1,085,002   1,184,575     995,199
     MIST Pioneer Fund Subaccount...     26,277     271,616     17,609       6,370      18,783     35,045      26,214      55,486
     MIST T. Rowe Price Large Cap
       Value Sub-Account............    189,595   4,623,080  1,106,284     365,432     305,490  1,554,788     821,612   1,364,685
     MIST T. Rowe Price Mid Cap
       Growth Subaccount............    132,898   1,171,350    431,862     478,253     330,158    650,545     490,903     505,848
     MIST Third Avenue Small Cap
       Value Subaccount.............     46,714     725,259    343,071      45,572     167,038    976,272     251,295     503,952
     MSF BlackRock Bond Income
       Subaccount...................         87       9,337        713       2,053         861      2,469       4,363       2,335
     MSF BlackRock Legacy Large
       Cap Growth Subaccount........      4,665     105,897     57,553       4,276       7,354     85,804      16,680      15,465

(a)  For the period April 29, 2013 to December 31, 2013.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                               AS OF
                                           DECEMBER 31,                          FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------  ------------------------------------------------------------------------
                                                                          COST OF                             PROCEEDS
                                        SHARES   COST ($)              PURCHASES ($)                       FROM SALES ($)
                                       -------   ---------  -----------------------------------  -----------------------------------
                                         2013      2013        2013         2012        2011        2013         2012        2011
                                       -------   ---------  ------------  ---------    --------  ------------  ---------  ----------
     MSF BlackRock Money Market
       Subaccount....................   13,781   1,378,092  1,492,065     2,507,242     432,116  2,998,252     2,254,065   1,484,514
     MSF Davis Venture Value
       Subaccount....................   58,554   1,822,980    487,051       186,547     168,612  1,332,542       636,312   1,287,067
     MSF Frontier Mid Cap Growth
       Subaccount....................    7,611     232,203    280,489(a)         --          --     51,824(a)         --          --
     MSF Jennison Growth
       Subaccount....................  147,592   1,782,931    406,767     1,746,016     203,988    709,962       622,778     284,773
     MSF Met/Artisan Mid Cap Value
       Subaccount....................    3,502     741,062    164,597       118,282      68,372    322,148       167,071     190,626
     MSF MetLife Stock Index
       Subaccount....................   42,124   1,352,149    637,228       460,726     184,170  1,018,691       342,031     138,726
     MSF Neuberger Berman Genesis
       Sub-Account...................   55,669     800,679    896,265(a)         --          --    103,603(a)         --          --
     MSF T. Rowe Price Small Cap
       Growth Subaccount.............   20,354     335,945    258,105           703         789     29,105         4,340       4,184
     MSF T.Rowe Price Large Cap
       Growth Subaccount.............      862      11,471        963         1,493          23        457           508       2,936
     MSF Western Asset Management
       U.S. Government Subaccount....    6,353      76,695     16,499        10,635      15,714     39,946        10,820     131,092
     Putnam VT Multi-Cap Growth
       Subaccount....................      657      12,341        663           631         604        852         1,151       1,054

(a)  For the period April 29, 2013 to December 31, 2013.

This page is intentionally left blank.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011:


                                                   FTVIPT TEMPLETON                              INVESCO V.I.
                                                  FOREIGN SECURITIES                         INTERNATIONAL GROWTH
                                                      SUB-ACCOUNT                                 SUB-ACCOUNT
                                     -------------------------------------------  ------------------------------------------
                                         2013            2012           2011           2013          2012           2011
                                     -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year............          5,720          5,806          6,620          2,967         2,961          3,598
Units issued and transferred
   from other funding options......            168             33             28            251            52              2
Units redeemed and transferred to
   other funding options...........           (89)          (119)          (842)           (47)          (46)          (639)
                                     -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..................          5,799          5,720          5,806          3,171         2,967          2,961
                                     =============  =============  =============  =============  ============  =============


                                                 MIST CLARION GLOBAL                           MIST CLEARBRIDGE
                                                     REAL ESTATE                               AGGRESSIVE GROWTH
                                                     SUB-ACCOUNT                                  SUB-ACCOUNT
                                     -------------------------------------------  ------------------------------------------
                                         2013           2012            2011           2013           2012          2011
                                     -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year............         18,675         19,610         23,260         33,803         36,581        44,597
Units issued and transferred
   from other funding options......          2,214          4,397          1,796         22,936          6,041         8,895
Units redeemed and transferred to
   other funding options...........        (3,215)        (5,332)        (5,446)       (35,555)        (8,819)      (16,911)
                                     -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..................         17,674         18,675         19,610         21,184         33,803        36,581
                                     =============  =============  =============  =============  =============  ============

                                               MIST GOLDMAN SACHS                         MIST HARRIS OAKMARK
                                                  MID CAP VALUE                              INTERNATIONAL
                                                   SUB-ACCOUNT                                SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............        30,953        34,731        40,616        76,754        82,740       102,155
Units issued and transferred
   from other funding options......        17,302         1,584         1,651        47,456        10,616        12,277
Units redeemed and transferred to
   other funding options...........      (23,447)       (5,362)       (7,536)      (61,535)      (16,602)      (31,692)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        24,808        30,953        34,731        62,675        76,754        82,740
                                     ============  ============  ============  ============  ============  ============



                                              MIST INVESCO COMSTOCK                MIST INVESCO MID CAP VALUE
                                                   SUB-ACCOUNT                             SUB-ACCOUNT
                                     --------------------------------------  ---------------------------------------
                                        2013          2012         2011          2013         2012          2011
                                     -----------  ------------  -----------  ------------  -----------  ------------

Units beginning of year............        5,043         4,087        3,663        10,271       10,591        12,376
Units issued and transferred
   from other funding options......       18,960         1,674          791           221           61           466
Units redeemed and transferred to
   other funding options...........      (2,775)         (718)        (367)         (935)        (381)       (2,251)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Units end of year..................       21,228         5,043        4,087         9,557       10,271        10,591
                                     ===========  ============  ===========  ============  ===========  ============

                                                  MIST INVESCO                            MIST LOOMIS SAYLES
                                                SMALL CAP GROWTH                            GLOBAL MARKETS
                                                   SUB-ACCOUNT                                SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............        32,976        34,422        36,164        27,897        21,110         6,929
Units issued and transferred
   from other funding options......        14,796        10,581         6,536         1,847         7,600        19,036
Units redeemed and transferred to
   other funding options...........      (15,463)      (12,027)       (8,278)       (1,410)         (813)       (4,855)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        32,309        32,976        34,422        28,334        27,897        21,110
                                     ============  ============  ============  ============  ============  ============


                                                 MIST LORD ABBETT                            MIST METLIFE
                                                  BOND DEBENTURE                          AGGRESSIVE STRATEGY
                                                    SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............        66,633        96,842       111,921         5,990         6,318         9,966
Units issued and transferred
   from other funding options......        20,587         7,468         7,224        38,290           131           265
Units redeemed and transferred to
   other funding options...........      (26,981)      (37,677)      (22,303)      (23,599)         (459)       (3,913)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        60,239        66,633        96,842        20,681         5,990         6,318
                                     ============  ============  ============  ============  ============  ============

                                                   MIST METLIFE                              MIST METLIFE
                                                 BALANCED STRATEGY                        DEFENSIVE STRATEGY
                                                    SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  -----------------------------------------
                                         2013          2012          2011           2013          2012          2011
                                     ------------  ------------  ------------   ------------  ------------  ------------

Units beginning of year............        24,597        17,003        19,102            503           485           435
Units issued and transferred
   from other funding options......        43,623         9,498         6,428             32            28            60
Units redeemed and transferred to
   other funding options...........       (5,667)       (1,904)       (8,527)          (475)          (10)          (10)
                                     ------------  ------------  ------------   ------------  ------------  ------------
Units end of year..................        62,553        24,597        17,003             60           503           485
                                     ============  ============  ============   ============  ============  ============


                                                   MIST METLIFE                             MIST METLIFE
                                                  GROWTH STRATEGY                         MODERATE STRATEGY
                                                    SUB-ACCOUNT                              SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............        30,414        21,386        21,914         9,242         8,711         8,809
Units issued and transferred
   from other funding options......        14,573        12,729           882        36,668           954           475
Units redeemed and transferred to
   other funding options...........       (3,614)       (3,701)       (1,410)       (6,102)         (423)         (573)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        41,373        30,414        21,386        39,808         9,242         8,711
                                     ============  ============  ============  ============  ============  ============


(a) For the period April 29, 2013 to December 31, 2013.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011:


                                                    MIST MFS                                   MIST MFS
                                             EMERGING MARKETS EQUITY                    RESEARCH INTERNATIONAL
                                                   SUB-ACCOUNT                                SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............        25,387        48,591        48,949        68,319        86,503       140,572
Units issued and transferred
   from other funding options......        11,631         1,667        13,450        25,004        10,381         5,500
Units redeemed and transferred to
   other funding options...........       (5,540)      (24,871)      (13,808)      (36,992)      (28,565)      (59,569)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        31,478        25,387        48,591        56,331        68,319        86,503
                                     ============  ============  ============  ============  ============  ============


                                                MIST MORGAN STANLEY                          MIST PIMCO
                                                  MID CAP GROWTH                      INFLATION PROTECTED BOND
                                                    SUB-ACCOUNT                              SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............         7,298         7,917         9,205        93,790       109,605       108,563
Units issued and transferred
   from other funding options......           248           262           562        66,606        10,571        35,865
Units redeemed and transferred to
   other funding options...........         (420)         (881)       (1,850)     (100,261)      (26,386)      (34,823)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................         7,126         7,298         7,917        60,135        93,790       109,605
                                     ============  ============  ============  ============  ============  ============

                                                    MIST PIMCO                                  MIST
                                                   TOTAL RETURN                             PIONEER FUND
                                                    SUB-ACCOUNT                              SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............       170,142       189,371       197,880         3,091         3,298         3,631
Units issued and transferred
   from other funding options......        96,067        52,431        47,328            22             4           154
Units redeemed and transferred to
   other funding options...........     (111,919)      (71,660)      (55,837)         (237)         (211)         (487)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................       154,290       170,142       189,371         2,876         3,091         3,298
                                     ============  ============  ============  ============  ============  ============


                                                MIST T. ROWE PRICE                        MIST T. ROWE PRICE
                                                  LARGE CAP VALUE                           MID CAP GROWTH
                                                    SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ---------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  -----------

Units beginning of year............       263,580       301,520       378,052        89,207        96,423      109,038
Units issued and transferred
   from other funding options......        67,636        22,131        22,110        46,253        23,072       19,573
Units redeemed and transferred to
   other funding options...........     (123,472)      (60,071)      (98,642)      (55,043)      (30,288)     (32,188)
                                     ------------  ------------  ------------  ------------  ------------  -----------
Units end of year..................       207,744       263,580       301,520        80,417        89,207       96,423
                                     ============  ============  ============  ============  ============  ===========

                                                MIST THIRD AVENUE                          MSF BLACKROCK
                                                 SMALL CAP VALUE                            BOND INCOME
                                                   SUB-ACCOUNT                              SUB-ACCOUNT
                                     ---------------------------------------  ---------------------------------------
                                         2013         2012          2011          2013          2012          2011
                                     ------------  -----------  ------------  ------------  ------------  -----------

Units beginning of year............        52,850       61,163        76,212           143           176          203
Units issued and transferred
   from other funding options......        29,385        2,977         6,549            --            22            3
Units redeemed and transferred to
   other funding options...........      (49,900)     (11,290)      (21,598)          (30)          (55)         (30)
                                     ------------  -----------  ------------  ------------  ------------  -----------
Units end of year..................        32,335       52,850        61,163           113           143          176
                                     ============  ===========  ============  ============  ============  ===========


                                                  MSF BLACKROCK                             MSF BLACKROCK
                                              CAPITAL APPRECIATION                          MONEY MARKET
                                                   SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ---------------------------------------
                                         2013          2012          2011         2013          2012          2011
                                     ------------  ------------  ------------  -----------  ------------  ------------

Units beginning of year............         8,214         9,003         9,665      219,012       208,523       289,854
Units issued and transferred
   from other funding options......         6,273           108           316       95,596       189,852        34,398
Units redeemed and transferred to
   other funding options...........       (6,929)         (897)         (978)    (249,188)     (179,363)     (115,729)
                                     ------------  ------------  ------------  -----------  ------------  ------------
Units end of year..................         7,558         8,214         9,003       65,420       219,012       208,523
                                     ============  ============  ============  ===========  ============  ============

                                                                                MSF FRONTIER
                                                 MSF DAVIS VENTURE                 MID CAP
                                                       VALUE                       GROWTH
                                                    SUB-ACCOUNT                  SUB-ACCOUNT
                                     -----------------------------------------  ------------
                                         2013           2012          2011        2013 (A)
                                     -------------  ------------  ------------  ------------

Units beginning of year............        167,128       205,966       284,822            --
Units issued and transferred
   from other funding options......         39,071         9,781         9,666        26,369
Units redeemed and transferred to
   other funding options...........      (121,303)      (48,619)      (88,522)      (12,349)
                                     -------------  ------------  ------------  ------------
Units end of year..................         84,896       167,128       205,966        14,020
                                     =============  ============  ============  ============



                                                   MSF JENNISON                             MSF MET/ARTISAN
                                                      GROWTH                                 MID CAP VALUE
                                                    SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............       103,565        55,767        60,297        52,276        58,672        68,298
Units issued and transferred
   from other funding options......        69,447        84,875        11,623        11,932         7,421         4,613
Units redeemed and transferred to
   other funding options...........      (75,595)      (37,077)      (16,153)      (32,062)      (13,817)      (14,239)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        97,417       103,565        55,767        32,146        52,276        58,672
                                     ============  ============  ============  ============  ============  ============


(a) For the period April 29, 2013 to December 31, 2013.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011:


                                                                                     MSF
                                                                                  NEUBERGER
                                                    MSF METLIFE                    BERMAN
                                                    STOCK INDEX                    GENESIS
                                                    SUB-ACCOUNT                  SUB-ACCOUNT
                                     -----------------------------------------  ------------
                                         2013           2012          2011        2013 (A)
                                     -------------  ------------  ------------  ------------

Units beginning of year............         97,344       114,857       112,922            --
Units issued and transferred
   from other funding options......         33,909        23,060        12,305        60,869
Units redeemed and transferred to
   other funding options...........       (83,089)      (40,573)      (10,370)      (16,445)
                                     -------------  ------------  ------------  ------------
Units end of year..................         48,164        97,344       114,857        44,424
                                     =============  ============  ============  ============




                                                 MSF T. ROWE PRICE                         MSF T. ROWE PRICE
                                                 LARGE CAP GROWTH                          SMALL CAP GROWTH
                                                    SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ----------------------------------------
                                         2013          2012          2011          2013          2012          2011
                                     ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year............         7,346         7,536         7,735           546           561           688
Units issued and transferred
   from other funding options......        13,871            35           215            --             6             1
Units redeemed and transferred to
   other funding options...........       (2,008)         (225)         (414)          (14)          (21)         (128)
                                     ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..................        19,209         7,346         7,536           532           546           561
                                     ============  ============  ============  ============  ============  ============

                                          MSF WESTERN ASSET MANAGEMENT                        PUTNAM VT
                                                 U.S. GOVERNMENT                          MULTI-CAP GROWTH
                                                   SUB-ACCOUNT                               SUB-ACCOUNT
                                     ----------------------------------------  ---------------------------------------
                                         2013          2012          2011          2013          2012         2011
                                     ------------  ------------  ------------  ------------  -----------  ------------

Units beginning of year............           457           465         1,040           879          911           982
Units issued and transferred
   from other funding options......           356            39            54            38           46         1,011
Units redeemed and transferred to
   other funding options...........         (235)          (47)         (629)          (49)         (78)       (1,082)
                                     ------------  ------------  ------------  ------------  -----------  ------------
Units end of year..................           578           457           465           868          879           911
                                     ============  ============  ============  ============  ===========  ============


(a) For the period April 29, 2013 to December 31, 2013.

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable life products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying fund or portfolio, for the respective stated periods in the five years ended December 31, 2013:

                                                          AS OF DECEMBER 31
                                             -------------------------------------------
                                                             UNIT VALUE
                                                              LOWEST TO          NET
                                                 UNITS       HIGHEST ($)     ASSETS ($)
                                             -----------  ----------------  ------------
  FTVIPT Templeton Foreign Securities  2013        5,799    20.86 - 154.39       134,753
     Sub-Account                       2012        5,720    15.37 - 125.56       108,569
                                       2011        5,806    13.03 - 106.32        92,913
                                       2010        6,620    14.63 - 119.25       116,626
                                       2009        7,580     13.54 - 14.66       109,928

  Invesco V.I. International Growth    2013        3,171     16.73 - 44.27        53,891
     Sub-Account                       2012        2,967     14.06 - 37.29        42,370
                                       2011        2,961     12.17 - 32.41        36,569
                                       2010        3,598     12.30 - 34.91        47,490
                                       2009        3,723     10.96 - 11.56        43,008

  MIST Clarion Global Real Estate      2013       17,674     18.72 - 18.94       330,964
     Sub-Account                       2012       18,675     18.14 - 18.30       338,836
                                       2011       19,610     14.44 - 14.55       283,265
                                       2010       23,260     15.33 - 15.43       356,641
                                       2009       23,025             13.26       305,225

  MIST ClearBridge Aggressive          2013       21,184     15.39 - 20.53       372,425
     Growth Sub-Account                2012       33,803     10.57 - 14.15       450,353
                                       2011       36,581      8.94 - 11.98       424,732
                                       2010       44,597      8.67 - 11.63       506,425
                                       2009       48,591              9.43       458,027

  MIST Goldman Sachs Mid Cap           2013       24,808     24.28 - 24.58       606,498
     Value Sub-Account                 2012       30,953             18.37       568,479
                                       2011       34,731             15.59       541,432
                                       2010       40,616             16.69       678,241
                                       2009       42,888             13.48       578,140

  MIST Harris Oakmark International    2013       62,675     29.32 - 30.33     1,862,655
     Sub-Account                       2012       76,754     22.47 - 23.13     1,772,605
                                       2011       82,740             17.96     1,486,107
                                       2010      102,155             20.96     2,144,852
                                       2009      109,693             18.10     1,984,877

  MIST Invesco Comstock Sub-Account    2013       21,228    17.33 - 171.39       671,585
                                       2012        5,043    12.81 - 127.06       515,450
                                       2011        4,087            107.58       439,690
                                       2010        3,663            109.45       400,870
                                       2009        3,891             95.60       371,973

  MIST Invesco Mid Cap Value           2013        9,557     41.69 - 43.00       398,908
     Sub-Account                       2012       10,271     25.77 - 33.00       328,233
                                       2011       10,591     22.54 - 28.82       294,396
                                       2010       12,376     23.47 - 29.99       356,212
                                       2009       15,886     18.76 - 22.85       360,427

                                                       FOR THE YEAR ENDED DECEMBER 31
                                             --------------------------------------------------
                                             INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                INCOME          LOWEST TO          LOWEST TO
                                               RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                             -------------  ----------------  -----------------
  FTVIPT Templeton Foreign Securities  2013      2.55         0.00 - 0.25         22.97 - 23.27
     Sub-Account                       2012      3.20         0.00 - 0.55         17.94 - 18.60
                                       2011      1.93         0.00 - 0.55     (10.93) - (10.45)
                                       2010      2.11         0.00 - 0.55           8.08 - 9.63
                                       2009      4.08                0.55         36.59 - 37.34

  Invesco V.I. International Growth    2013      1.26         0.00 - 0.25         18.72 - 19.01
     Sub-Account                       2012      1.49         0.00 - 0.25         15.04 - 15.53
                                       2011      1.66         0.00 - 0.45       (7.16) - (6.74)
                                       2010      2.39         0.00 - 0.55         12.61 - 12.85
                                       2009      1.58                0.55         34.50 - 35.25

  MIST Clarion Global Real Estate      2013      6.83         0.25 - 0.55           3.19 - 3.50
     Sub-Account                       2012      2.12         0.25 - 0.55         25.60 - 25.76
                                       2011      4.18         0.45 - 0.55       (5.79) - (5.70)
                                       2010      7.98         0.45 - 0.55         11.83 - 15.65
                                       2009      3.71                0.55                 34.37

  MIST ClearBridge Aggressive          2013      0.43         0.25 - 0.55         45.10 - 45.54
     Growth Sub-Account                2012      0.20         0.25 - 0.55         18.16 - 18.31
                                       2011      0.10         0.45 - 0.55           2.98 - 3.08
                                       2010      0.07         0.45 - 0.55         14.05 - 23.37
                                       2009      0.14                0.55                 32.72

  MIST Goldman Sachs Mid Cap           2013      1.19         0.25 - 0.55         32.22 - 32.62
     Value Sub-Account                 2012      0.87                0.55                 17.81
                                       2011      0.65                0.55                (6.65)
                                       2010      1.22                0.55                 23.88
                                       2009      1.64                0.55                 31.94

  MIST Harris Oakmark International    2013      2.74         0.15 - 0.55         30.08 - 30.61
     Sub-Account                       2012      1.84         0.25 - 0.55         28.76 - 28.93
                                       2011      0.03                0.55               (14.46)
                                       2010      2.06                0.55                 16.03
                                       2009      8.35                0.55                 54.61

  MIST Invesco Comstock Sub-Account    2013      1.29         0.25 - 0.55         34.89 - 35.30
                                       2012      1.57         0.25 - 0.55         18.10 - 18.26
                                       2011      1.24                0.55                (1.71)
                                       2010      1.67                0.55                 14.49
                                       2009      2.66                0.55                 26.20

  MIST Invesco Mid Cap Value           2013      0.92         0.00 - 0.25         30.30 - 30.63
     Sub-Account                       2012      0.67         0.00 - 0.55         14.36 - 15.00
                                       2011      0.77         0.00 - 0.55       (3.99) - (3.46)
                                       2010      0.85         0.00 - 0.55         11.36 - 25.84
                                       2009      2.92                0.55         26.17 - 26.87

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                       AS OF DECEMBER 31
                                           -----------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO        NET
                                              UNITS        HIGHEST ($)   ASSETS ($)
                                           -----------  ---------------  -----------
  MIST Invesco Small Cap Growth      2013       32,309    24.78 - 29.90      851,279
     Sub-Account                     2012       32,976    17.73 - 20.61      598,422
                                     2011       34,422    15.04 - 17.46      517,851
                                     2010       36,164            15.25      551,631
                                     2009       40,018            12.13      485,309

  MIST Loomis Sayles Global Markets  2013       28,334    18.36 - 18.55      520,434
     Sub-Account                     2012       27,897            15.74      438,966
                                     2011       21,110            13.50      284,909
                                     2010        6,929            13.74       95,216
                                     2009        6,781            11.29       76,547

  MIST Lord Abbett Bond Debenture    2013       60,239    24.05 - 36.85    1,723,794
     Sub-Account                     2012       66,633    22.36 - 32.46    1,611,273
                                     2011       96,842    19.86 - 22.64    2,004,485
                                     2010      111,921    19.05 - 21.59    2,208,923
                                     2009      111,155    16.93 - 19.08    1,954,950

  MIST MetLife Aggressive Strategy   2013       20,681   17.75 - 175.46      536,385
     Sub-Account                     2012        5,990           135.96      814,421
                                     2011        6,318           116.80      737,946
                                     2010        9,966           124.37    1,239,472
                                     2009        2,775           106.95      296,818

  MIST MetLife Balanced Strategy     2013       62,553   17.13 - 169.36    3,339,690
     Sub-Account                     2012       24,597   14.34 - 142.18    2,583,652
                                     2011       17,003           125.15    2,127,849
                                     2010       19,102           127.76    2,440,526
                                     2009       15,551           112.84    1,754,842

  MIST MetLife Defensive Strategy    2013           60           157.89        9,546
     Sub-Account                     2012          503           145.23       73,028
                                     2011          485           131.33       63,636
                                     2010          435           129.48       56,362
                                     2009          386           117.02       45,169

  MIST MetLife Growth Strategy       2013       41,373   17.77 - 175.65    3,393,497
     Sub-Account                     2012       30,414   14.11 - 139.88    2,798,566
                                     2011       21,386           121.22    2,592,354
                                     2010       21,914           126.49    2,771,903
                                     2009       26,093           109.87    2,866,765

  MIST MetLife Moderate Strategy     2013       39,808   16.72 - 165.34    1,473,862
     Sub-Account                     2012        9,242   14.65 - 145.29    1,302,910
                                     2011        8,711           129.63    1,129,123
                                     2010        8,809           130.12    1,146,247
                                     2009        9,488           116.13    1,101,910

  MIST MFS Emerging Markets Equity   2013       31,478    12.05 - 12.17      379,949
     Sub-Account                     2012       25,387    12.73 - 12.82      323,193
                                     2011       48,591    10.75 - 10.81      522,182
                                     2010       48,949    13.25 - 13.31      648,372
                                     2009       33,572            10.74      360,567



                                                      FOR THE YEAR ENDED DECEMBER 31
                                           ---------------------------------------------------
                                            INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                               INCOME          LOWEST TO          LOWEST TO
                                              RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                           --------------  ----------------  -----------------
  MIST Invesco Small Cap Growth      2013       0.42         0.15 - 0.55         39.77 - 40.32
     Sub-Account                     2012         --         0.25 - 0.55         17.86 - 18.01
                                     2011         --         0.45 - 0.55       (1.39) - (1.29)
                                     2010         --                0.55                 25.79
                                     2009         --                0.55                 33.47

  MIST Loomis Sayles Global Markets  2013       2.55         0.25 - 0.55         16.70 - 17.05
     Sub-Account                     2012       2.12                0.55                 16.59
                                     2011       2.52                0.55                (1.79)
                                     2010       3.46                0.55                 21.72
                                     2009       2.24                0.55                 40.23

  MIST Lord Abbett Bond Debenture    2013       6.68         0.00 - 0.55           7.58 - 8.17
     Sub-Account                     2012       7.04         0.00 - 0.55         12.57 - 13.19
                                     2011       6.17         0.00 - 0.55           4.25 - 4.82
                                     2010       6.45         0.00 - 0.55         12.56 - 13.18
                                     2009       7.78                0.55         36.37 - 37.12

  MIST MetLife Aggressive Strategy   2013       1.22         0.25 - 0.55         29.06 - 29.44
     Sub-Account                     2012       0.85                0.55                 16.40
                                     2011       1.21                0.55                (6.08)
                                     2010       0.96                0.55                 16.28
                                     2009         --                0.55                 32.23

  MIST MetLife Balanced Strategy     2013       2.06         0.25 - 0.55         19.12 - 19.48
     Sub-Account                     2012       2.30         0.25 - 0.55         13.61 - 13.75
                                     2011       1.88                0.55                (2.05)
                                     2010       2.10                0.55                 13.22
                                     2009         --                0.55                 28.00

  MIST MetLife Defensive Strategy    2013       7.61                0.55                  8.72
     Sub-Account                     2012       3.04                0.55                 10.58
                                     2011       2.55                0.55                  1.43
                                     2010       3.49                0.55                 10.64
                                     2009       4.08                0.55                 22.56

  MIST MetLife Growth Strategy       2013       1.73         0.25 - 0.55         25.57 - 25.95
     Sub-Account                     2012       1.80         0.25 - 0.55         15.40 - 15.55
                                     2011       1.72                0.55                (4.17)
                                     2010       1.85                0.55                 15.13
                                     2009         --                0.55                 29.76

  MIST MetLife Moderate Strategy     2013       2.57         0.25 - 0.55         13.80 - 14.15
     Sub-Account                     2012       2.78         0.25 - 0.55         12.08 - 12.22
                                     2011       2.01                0.55                (0.38)
                                     2010       2.84                0.55                 12.05
                                     2009       3.72                0.55                 25.66

  MIST MFS Emerging Markets Equity   2013       1.26         0.25 - 0.55       (5.32) - (5.04)
     Sub-Account                     2012       0.83         0.25 - 0.55         18.45 - 18.60
                                     2011       1.56         0.45 - 0.55     (18.88) - (18.79)
                                     2010       1.03         0.45 - 0.55         19.03 - 23.32
                                     2009       1.18                0.55                 68.23



            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                         ------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                             UNITS      HIGHEST ($)     ASSETS ($)
                                         -----------  ---------------  ------------
  MIST MFS Research International  2013       56,331    20.19 - 28.80     1,298,316
     Sub-Account                   2012       68,319    16.92 - 24.08     1,412,862
                                   2011       86,503    14.53 - 20.59     1,554,624
                                   2010      140,572    16.30 - 22.99     2,827,554
                                   2009      132,368    17.97 - 20.59     2,404,090

  MIST Morgan Stanley Mid Cap      2013        7,126    25.33 - 32.95       230,586
     Growth Sub-Account            2012        7,298    13.00 - 23.65       169,509
                                   2011        7,917    11.93 - 21.59       168,072
                                   2010        9,205    12.85 - 23.13       209,605
                                   2009       12,190     9.76 - 17.47       205,218

  MIST PIMCO Inflation Protected   2013       60,135    16.35 - 17.06       987,947
     Bond Sub-Account              2012       93,790    18.06 - 18.24     1,694,813
                                   2011      109,605            16.61     1,820,776
                                   2010      108,563            14.98     1,626,591
                                   2009       96,808            13.95     1,350,368

  MIST PIMCO Total Return          2013      154,290    18.62 - 21.48     3,027,966
     Sub-Account                   2012      170,142    19.05 - 21.86     3,325,699
                                   2011      189,371    17.49 - 19.95     3,339,529
                                   2010      197,880    17.00 - 19.29     3,390,666
                                   2009      253,284    15.77 - 17.80     4,036,073

  MIST Pioneer Fund Sub-Account    2013        2,876           170.81       491,287
     (Commenced 5/4/2009)          2012        3,091           128.35       396,726
                                   2011        3,298           116.06       382,723
                                   2010        3,631           121.59       441,447
                                   2009        4,515           104.62       472,344

  MIST T. Rowe Price Large Cap     2013      207,744    20.90 - 99.03     6,104,336
     Value Sub-Account             2012      263,580    15.68 - 69.03     5,013,414
                                   2011      301,520    13.33 - 58.62     4,727,402
                                   2010      378,052    13.93 - 61.19     6,016,069
                                   2009      432,079    11.93 - 15.75     5,870,197

  MIST T. Rowe Price Mid Cap       2013       80,417    17.98 - 23.43     1,633,247
     Growth Sub-Account            2012       89,207    13.16 - 17.20     1,460,144
                                   2011       96,423            15.18     1,463,658
                                   2010      109,038            15.48     1,687,854
                                   2009      134,262            12.15     1,631,694

  MIST Third Avenue Small Cap      2013       32,335    27.86 - 33.27       982,793
     Value Sub-Account             2012       52,850    21.03 - 25.18     1,327,124
                                   2011       61,163            21.41     1,309,573
                                   2010       76,212            23.58     1,797,066
                                   2009       78,740            19.73     1,553,885

  MSF BlackRock Bond Income        2013          113            82.50         9,351
     Sub-Account                   2012          143    80.91 - 83.34        11,889
                                   2011          176    75.65 - 77.82        13,717
                                   2010          203    71.38 - 73.36        14,859
                                   2009          245            66.25        16,226

                                                   FOR THE YEAR ENDED DECEMBER 31
                                         --------------------------------------------------
                                         INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                            INCOME          LOWEST TO          LOWEST TO
                                           RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                         -------------  ----------------  -----------------
  MIST MFS Research International  2013      2.85         0.00 - 0.55         18.94 - 19.58
     Sub-Account                   2012      2.13         0.00 - 0.55         16.37 - 16.97
                                   2011      2.12         0.00 - 0.55     (10.89) - (10.44)
                                   2010      1.97         0.00 - 0.55         11.09 - 14.01
                                   2009      3.62                0.55         31.27 - 31.93

  MIST Morgan Stanley Mid Cap      2013      0.79         0.00 - 0.25         38.96 - 39.30
     Growth Sub-Account            2012        --         0.00 - 0.55           8.95 - 9.55
                                   2011      0.71         0.00 - 0.55       (7.17) - (6.67)
                                   2010      0.17         0.00 - 0.55         20.18 - 32.41
                                   2009      0.02                0.55         56.97 - 57.82

  MIST PIMCO Inflation Protected   2013      2.58         0.15 - 0.55       (9.48) - (9.12)
     Bond Sub-Account              2012      3.24         0.25 - 0.55           8.72 - 8.87
                                   2011      1.90                0.55                 10.87
                                   2010      2.54                0.55                  7.41
                                   2009      4.01                0.55                 17.71

  MIST PIMCO Total Return          2013      4.60         0.00 - 0.55       (2.26) - (1.72)
     Sub-Account                   2012      3.39         0.00 - 0.55           8.95 - 9.56
                                   2011      2.79         0.00 - 0.55           2.86 - 3.42
                                   2010      3.90         0.00 - 0.55           4.47 - 8.41
                                   2009      7.22                0.55         17.74 - 18.40

  MIST Pioneer Fund Sub-Account    2013      3.20                0.00                 33.08
     (Commenced 5/4/2009)          2012      1.52                0.00                 10.59
                                   2011      1.26                0.00                (4.55)
                                   2010      0.95                0.00                 16.22
                                   2009        --                0.00                 27.25

  MIST T. Rowe Price Large Cap     2013      1.73         0.00 - 0.55         33.35 - 34.09
     Value Sub-Account             2012      1.69         0.00 - 0.55         17.62 - 18.27
                                   2011      0.88         0.00 - 0.55       (4.29) - (3.77)
                                   2010      1.27         0.00 - 0.55          5.04 - 17.33
                                   2009      2.68                0.55         18.02 - 18.67

  MIST T. Rowe Price Mid Cap       2013      0.41         0.15 - 0.55         36.21 - 36.75
     Growth Sub-Account            2012        --         0.25 - 0.55         13.30 - 13.45
                                   2011        --                0.55                (1.93)
                                   2010        --                0.55                 27.37
                                   2009        --                0.55                 45.04

  MIST Third Avenue Small Cap      2013      1.27         0.15 - 0.55         32.08 - 32.61
     Value Sub-Account             2012        --         0.25 - 0.55         17.62 - 17.78
                                   2011      1.29                0.55                (9.20)
                                   2010      1.39                0.55                 19.49
                                   2009      1.52                0.55                 26.12

  MSF BlackRock Bond Income        2013      4.15                0.25                (1.01)
     Sub-Account                   2012      2.80         0.25 - 0.55           6.95 - 7.09
                                   2011      4.03         0.45 - 0.55           5.98 - 6.09
                                   2010      4.08         0.45 - 0.55           4.65 - 7.74
                                   2009      7.30                0.55                  8.87

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                         AS OF DECEMBER 31
                                            ------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO          NET
                                                UNITS      HIGHEST ($)     ASSETS ($)
                                            -----------  ---------------  ------------
  MSF BlackRock Capital Appreciation  2013        7,558     9.70 - 53.00       176,543
     Sub-Account                      2012        8,214    17.30 - 39.59       157,461
     (Commenced 5/4/2009)             2011        9,003     6.39 - 34.76       148,992
                                      2010        9,665     7.06 - 38.35       172,111
                                      2009       17,111     5.92 - 13.86       212,300

  MSF BlackRock Money Market          2013       65,420    11.88 - 31.72     1,372,235
     Sub-Account                      2012      219,012    11.88 - 31.80     2,884,270
                                      2011      208,523    11.88 - 31.94     2,631,093
                                      2010      289,854    11.88 - 32.08     3,683,457
                                      2009      401,008    11.88 - 12.76     5,115,550

  MSF Davis Venture Value             2013       84,896    20.54 - 60.56     2,515,980
     Sub-Account                      2012      167,128    15.44 - 42.97     2,705,585
                                      2011      205,966            13.76     2,834,153
                                      2010      284,822            14.42     4,106,452
                                      2009      297,989            12.94     3,857,140

  MSF Frontier Mid Cap Growth         2013       14,020    19.89 - 20.13       280,806
     Sub-Account
     (Commenced 4/29/2013)

  MSF Jennison Growth Sub-Account     2013       97,417    21.56 - 26.85     2,347,811
                                      2012      103,565    15.77 - 19.70     2,005,351
                                      2011       55,767            17.11       954,234
                                      2010       60,297            17.12     1,032,122
                                      2009       54,667            15.42       842,916

  MSF Met/Artisan Mid Cap Value       2013       32,146    20.41 - 64.13       940,548
     Sub-Account                      2012       52,276    15.00 - 44.25       824,712
                                      2011       58,672            13.48       791,075
                                      2010       68,298            12.69       867,318
                                      2009      101,146            11.10     1,122,661

  MSF MetLife Stock Index             2013       48,164    19.01 - 80.67     1,793,582
     Sub-Account                      2012       97,344    14.48 - 61.26     1,751,267
                                      2011      114,857            12.58     1,444,793
                                      2010      112,922            12.42     1,402,515
                                      2009      122,177            10.88     1,328,859

  MSF Neuberger Berman Genesis        2013       44,424    21.42 - 24.70     1,009,782
     Sub-Account
     (Commenced 4/29/2013)

  MSF T. Rowe Price Large Cap         2013       19,209    10.93 - 28.13       498,945
     Growth Sub-Account               2012        7,346    18.70 - 20.21       147,562
                                      2011        7,536    15.80 - 16.99       127,316
                                      2010        7,735    16.07 - 17.18       132,204
                                      2009        7,897    13.81 - 14.68       115,279

  MSF T. Rowe Price Small Cap         2013          532    35.92 - 38.66        20,466
     Growth Sub-Account               2012          546    24.52 - 26.75        14,535
                                      2011          561    21.54 - 23.02        12,852
                                      2010          688    20.97 - 22.62        15,480
                                      2009        5,054    15.63 - 16.77        84,689

                                                     FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------------------------
                                            INVESTMENT(1)  EXPENSE RATIO(2)  TOTAL RETURN(3)
                                               INCOME          LOWEST TO        LOWEST TO
                                              RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                            -------------  ----------------  ---------------
  MSF BlackRock Capital Appreciation  2013      0.87         0.00 - 0.55       33.48 - 34.22
     Sub-Account                      2012      0.31         0.00 - 0.25       13.89 - 14.37
     (Commenced 5/4/2009)             2011      0.19         0.00 - 0.55     (9.44) - (8.95)
                                      2010      0.21         0.00 - 0.55       12.43 - 19.81
                                      2009        --                0.55       30.28 - 30.78

  MSF BlackRock Money Market          2013        --         0.00 - 0.55       (0.55) - 0.00
     Sub-Account                      2012        --         0.00 - 0.55       (0.55) - 0.00
                                      2011        --         0.00 - 0.55       (0.54) - 0.00
                                      2010      0.01         0.00 - 0.55       (0.54) - 0.01
                                      2009      0.41                0.55       (0.13) - 0.42

  MSF Davis Venture Value             2013      1.42         0.15 - 0.55       32.97 - 33.50
     Sub-Account                      2012      0.87         0.25 - 0.55       12.24 - 12.38
                                      2011      1.17                0.55              (4.56)
                                      2010      1.02                0.55               11.39
                                      2009      1.61                0.55               31.26

  MSF Frontier Mid Cap Growth         2013        --         0.25 - 0.55       20.89 - 21.14
     Sub-Account
     (Commenced 4/29/2013)

  MSF Jennison Growth Sub-Account     2013      0.42         0.15 - 0.55       36.25 - 36.80
                                      2012      0.14         0.25 - 0.55      (3.25) - 15.15
                                      2011      0.27                0.55              (0.04)
                                      2010      0.59                0.55               11.01
                                      2009      0.20                0.55               39.22

  MSF Met/Artisan Mid Cap Value       2013      1.02         0.15 - 0.55       36.10 - 36.65
     Sub-Account                      2012      1.01         0.25 - 0.55       11.25 - 11.39
                                      2011      0.97                0.55                6.17
                                      2010      0.81                0.55               14.42
                                      2009      1.14                0.55               40.78

  MSF MetLife Stock Index             2013      1.70         0.25 - 0.55       31.29 - 31.69
     Sub-Account                      2012      1.71         0.25 - 0.55       15.12 - 15.47
                                      2011      1.61                0.55                1.28
                                      2010      1.81                0.55               14.20
                                      2009      2.97                0.55               25.55

  MSF Neuberger Berman Genesis        2013        --         0.00 - 0.55       25.77 - 26.99
     Sub-Account
     (Commenced 4/29/2013)

  MSF T. Rowe Price Large Cap         2013      0.15         0.00 - 0.55       27.59 - 39.16
     Growth Sub-Account               2012      0.12         0.00 - 0.55       18.32 - 18.97
                                      2011      0.09         0.00 - 0.55     (1.66) - (1.11)
                                      2010      0.27         0.00 - 0.55        9.76 - 17.05
                                      2009      0.57                0.55       42.66 - 43.44

  MSF T. Rowe Price Small Cap         2013      0.34         0.00 - 0.25       44.19 - 44.55
     Growth Sub-Account               2012        --         0.00 - 0.55       15.53 - 16.18
                                      2011        --         0.00 - 0.45         1.31 - 1.77
                                      2010        --         0.00 - 0.55       17.05 - 34.89
                                      2009      0.35                0.55       38.21 - 38.97

            METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
              OF METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                     AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                         ----------------------------------------  -------------------------------------------------
                                                        UNIT VALUE                 INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                         LOWEST TO        NET         INCOME          LOWEST TO         LOWEST TO
                                             UNITS      HIGHEST ($)   ASSETS ($)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                         -----------  --------------  -----------  -------------  ----------------  ----------------
  MSF Western Asset Management     2013          578  22.55 - 220.73       76,262      2.43         0.25 - 0.55     (1.28) - (0.99)
     U.S. Government               2012          457          223.60      102,286      2.08                0.55                2.80
     Sub-Account                   2011          465          217.51      101,206      1.35                0.55                4.93
                                   2010        1,040          207.29      215,550      1.78                0.55                5.23
                                   2009          467          196.99       92,024      4.23                0.55                3.76

  Putnam VT Multi-Cap Growth       2013          868           23.50       20,391      0.72                0.25               36.40
     Sub-Account                   2012          879    7.93 - 17.23       15,135      0.50         0.25 - 0.55       16.44 - 16.59
     (Commenced 9/27/2010)         2011          911    6.81 - 14.78       13,464      0.39         0.45 - 0.55     (5.41) - (5.30)
                                   2010          982    7.20 - 15.60       14,650        --         0.45 - 0.55       15.95 - 15.98

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund or portfolio, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Sub-Account invests.

 2 These amounts represent annualized policy expenses of each of the applicable
   Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Sub-Account.

                   MetLife Insurance Company of Connecticut
          Unaudited Pro Forma Condensed Combined Financial Statements

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The unaudited pro forma condensed combined financial statements and accompanying notes present the impact of the Mergers as a transaction among entities under common control which is more fully described in the notes to the unaudited pro forma condensed combined financial statements. Transactions among entities under common control are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The unaudited pro forma condensed combined financial statements include historical audited amounts as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and
(ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. It is likely that the actual adjustments reflected in the final accounting, that will consider additional available information, will differ from the pro forma adjustments and it is possible the differences may be material.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes. In addition, the unaudited proforma condensed combined financial statements were derived from and should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income
(loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that would have resulted had the Mergers been effective as of and during the periods presented or the results that may be obtained by the combined company in the future. The unaudited pro forma condensed combined financial statements as of and for the periods presented do not reflect future events that are not directly attributable to the Mergers and that may occur after the Mergers, including, but not limited to, expense efficiencies or revenue enhancements arising from the Mergers or management actions. Future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 2013

                     (In millions, except per share data)

                                                    Historical
                                          -----------------------------
                                                    MetLife    Exeter
                                                   Investors Reassurance
                                                   Insurance   Company   Reinsurance    Other                Pro Forma
                                            MICC    Company     Ltd.     Adjustments Adjustments    Notes    Combined
                                          -------- --------- ----------- ----------- ----------- ----------- ---------
Assets
Investments:
 Fixed maturity securities
   available-for-sale, at estimated
   fair value............................ $ 45,252  $ 2,250    $ 1,321     $  (695)    $    --      3(c)     $ 48,128
 Equity securities available-for-sale,
   at estimated fair value...............      418       45         --          --          --                    463
 Mortgage loans, net; at estimated fair
   value.................................    7,718      286         --          --          --                  8,004
 Policy loans............................    1,219       27         --          --          --                  1,246
 Real estate and real estate joint
   ventures..............................      754       --         --          --          --                    754
 Other limited partnership interests.....    2,130       32         --          --          --                  2,162
 Short-term investments, principally at
   estimated fair value..................    2,107       75      2,781          (7)         --      3(c)        4,956
 Derivative assets.......................       --       --      2,376          --      (2,376)     4(a)           --
 Funds withheld at interest..............       --       --      2,694          --      (2,694)     4(a)           --
 Other invested assets, principally at                                                            3(a)-(c),
   estimated fair value..................    2,555       68         --      (2,768)      4,570   4(a), 5(a)     4,425
                                          --------  -------    -------     -------     -------               --------
   Total investments.....................   62,153    2,783      9,172      (3,470)       (500)                70,138
Cash and cash equivalents, principally
 at estimated fair value.................      746       24        630        (604)         --    3(a), (c)       796
Accrued investment income................      542       26         94         (29)         (2)  3(c), 5(a)       631
Premiums, reinsurance and other
 receivables.............................   20,609    1,829        646      (3,170)         --    3(a)-(c)     19,914
Deferred policy acquisition costs and
 value of business acquired..............    4,730      291        160         707          --    3(b), (c)     5,888
Current income tax recoverable...........      192        9        197          --          --                    398
Deferred income tax recoverable..........       --       --      1,529          --      (1,529)     4(b)           --
Goodwill.................................      493       --         --          --          33      4(c)          526
Other assets.............................      794      110         --          34         (33)  3(b), 4(c)       905
Separate account assets..................   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total assets.......................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits...................                                                        3(b), (c),
                                          $ 27,991  $   501    $ 2,747     $(1,455)    $    12      4(d)     $ 29,796
Policyholder account balances............   33,453    2,748      2,489      (1,262)         --      3(c)       37,428
Other policy-related balances............                                                        3(b), (c),
                                             3,164      102      2,170      (2,973)          4      4(d)        2,467
Policyholder dividends payable...........       --       --         16          --         (16)     4(d)           --
Payables for collateral under
 securities loaned and other
 transactions............................    6,451      266         --          --         197      4(e)        6,914
Long-term debt...........................    2,251       --        575          --        (500)     5(a)        2,326
Deferred income tax liability............    1,385      192         --         272      (1,529)  3(b), 4(b)       320
Derivative liabilities...................       --       --      2,648          --      (2,648)     4(f)           --
                                                                                                  3(a)-(c),
                                                                                                 4(e), 4(f),
Other liabilities........................    6,776       94        553      (1,560)      2,449      5(a)        8,312
Separate account liabilities.............   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total liabilities.....................  179,251   15,936     11,198      (6,978)     (2,031)               197,376
                                          --------  -------    -------     -------     -------               --------
Stockholders' Equity
Preferred stock..........................       --       --         --          --          --                     --
Common stock, par value $2.50 per share..       86        6         --          --          --                     92
Additional paid-in capital...............    6,737      636      4,126          --          --                 11,499
Retained earnings (accumulated deficit)..    1,076      504     (2,965)        506          --      3(b)         (879)
Accumulated other comprehensive income
 (loss)..................................      889       23         69         (60)         --      3(c)          921
                                          --------  -------    -------     -------     -------               --------
   Total stockholders' equity............    8,788    1,169      1,230         446          --                 11,633
                                          --------  -------    -------     -------     -------               --------
   Total liabilities and stockholders'
    equity............................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2013

                                 (In millions)

                                               Historical
                                     -----------------------------
                                               MetLife    Exeter
                                              Investors Reassurance
                                              Insurance   Company   Reinsurance    Other                    Pro Forma
                                       MICC    Company     Ltd.     Adjustments Adjustments      Notes      Combined
                                     -------  --------- ----------- ----------- ----------- --------------- ---------
Revenues
Premiums............................ $   606    $  29     $   59       $  (5)      $ --          3(b)        $  689
Universal life and investment-type
 product policy fees................   2,336      202        587        (177)        --        3(b), (c)      2,948
Net investment income...............   2,852      114         35         (16)        (2)      3(c), 5(a)      2,983
Fees on ceded reinsurance and
 other..............................      --       90         --          --        (90)         4(g)            --
Other revenues......................     592       --          2         (74)        90     3(b), (c), 4(g)     610
Net investment gains (losses):
  Other-than-temporary impairments
   on fixed maturity securities.....      (9)      --         --          --         --                          (9)
  Other-than-temporary impairments
   on fixed maturity securities
   transferred to other
   comprehensive income (loss)......     (11)      --         --          --         --                         (11)
  Other net investment gains
   (losses).........................     102        1        (57)         59        (45)      3(c), 5(b)         60
                                     -------    -----     ------       -----       ----                      ------
    Total net investment gains
     (losses).......................      82        1        (57)         59        (45)                         40
  Net derivative gains (losses).....  (1,052)    (442)     1,935         375         --          3(c)           816
                                     -------    -----     ------       -----       ----                      ------
    Total revenues..................   5,416       (6)     2,561         162        (47)                      8,086
                                     -------    -----     ------       -----       ----                      ------
Expenses
Policyholder benefits and claims....   1,707       48      1,380         (44)        27     3(b), (c), 4(h)   3,118
Interest credited to policyholder
 account balances...................   1,037      113         17         (17)        --          3(c)         1,150
Policyholder dividends..............      --       --         27          --        (27)         4(h)            --
Goodwill impairment.................      66       --         --          --         --                          66
Other expenses......................   1,659      (11)       101         215         (2)    3(b)-(d), 5(a)    1,962
                                     -------    -----     ------       -----       ----                      ------
    Total expenses..................   4,469      150      1,525         154         (2)                      6,296
                                     -------    -----     ------       -----       ----                      ------
Income (loss) from continuing
 operations before provision for
 income tax.........................     947     (156)     1,036           8        (45)                      1,790
Provision for income tax expense
 (benefit)..........................     227      (67)       364           3        (16)      3(e), 5(c)        511
                                     -------    -----     ------       -----       ----                      ------
Income from continuing operations,
 net of income tax.................. $   720    $ (89)    $  672       $   5       $(29)                     $1,279
                                     =======    =====     ======       =====       ====                      ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2012

                                 (In millions)

                                            Historical
                                   ----------------------------
                                            MetLife    Exeter
                                           Investors Reassurance
                                           Insurance   Company   Reinsurance    Other                   Pro Forma
                                    MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                   ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums.......................... $1,261    $ 11      $   950     $  (888)     $ --        3(b),(c)     $1,334
Universal life and investment-
  type product policy fees........  2,261     198          548        (183)       --        3(b),(c)      2,824
Net investment income.............  2,952     113           21          (2)      (26)      3(c), 5(a)     3,058
Fees on ceded reinsurance and
  other...........................     --      93           --          --       (93)         4(g)           --
Other revenues....................    511      --           23         (24)       93       3(c), 4(g)       603
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed
   maturity securities............    (52)     (2)          --          --        --                        (54)
 Other-than-temporary
   impairments on fixed
   maturity securities
   transferred to other
   comprehensive income
   (loss).........................      3      --           --          --        --                          3
 Other net investment gains
   (losses).......................    201      (2)          42         (37)       --          3(c)          204
                                   ------    ----      -------     -------      ----                     ------
   Total net investment gains
     (losses).....................    152      (4)          42         (37)       --                        153
 Net derivative gains
   (losses).......................  1,003     329       (3,677)      1,432        --          3(c)         (913)
                                   ------    ----      -------     -------      ----                     ------
   Total revenues.................  8,140     740       (2,093)        298       (26)                     7,059
                                   ------    ----      -------     -------      ----                     ------
Expenses
Policyholder benefits and
  claims..........................  2,389     100        1,812      (1,001)       30     3(b),(c), 4(h)   3,330
Interest credited to policyholder
  account balances................  1,147     118           17         (17)       --          3(c)        1,265
Policyholder dividends............     --      --           30          --       (30)         4(h)           --
Goodwill impairment...............    394      --           --          --        --                        394
Other expenses....................  2,720     229          206        (709)      (26)    3(b)-(d), 5(a)   2,420
                                   ------    ----      -------     -------      ----                     ------
   Total expenses.................  6,650     447        2,065      (1,727)      (26)                     7,409
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations before provision
  for income tax..................  1,490     293       (4,158)      2,025        --                       (350)
Provision for income tax
  expense (benefit)...............    372      94       (1,455)        709        --       3(e), 5(c)      (280)
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations, net of income
  tax............................. $1,118    $199      $(2,703)    $ 1,316      $ --                     $  (70)
                                   ======    ====      =======     =======      ====                     ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2011

                                 (In millions)

                                             Historical
                                    ----------------------------
                                             MetLife    Exeter
                                            Investors Reassurance
                                            Insurance   Company   Reinsurance    Other                   Pro Forma
                                     MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                    ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums........................... $1,828    $  7       $ 72        $  (9)      $  --         3(b)       $1,898
Universal life and investment-type
  product policy fees..............  1,956     204        433         (136)         --       3(b),(c)      2,457
Net investment income..............  3,074     114         17            3          (9)     3(c), 5(a)     3,199
Fees on ceded reinsurance and
  other............................     --     104         --           --        (104)        4(g)           --
Other revenues.....................    508      --         44          (55)        104    3(b),(c), 4(g)     601
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed maturity
   securities......................    (42)     --         --           --          --                       (42)
 Other-than-temporary
   impairments on fixed maturity
   securities transferred to other
   comprehensive income
   (loss)..........................     (5)     --         --           --          --                        (5)
 Other net investment gains
   (losses)........................     82      (5)        (1)          --          --                        76
                                    ------    ----       ----        -----       -----                    ------
   Total net investment gains
     (losses)......................     35      (5)        (1)          --          --                        29
 Net derivative gains (losses).....  1,096     326        230         (787)         --         3(c)          865
                                    ------    ----       ----        -----       -----                    ------
   Total revenues..................  8,497     750        795         (984)         (9)                    9,049
                                    ------    ----       ----        -----       -----                    ------
Expenses
Policyholder benefits and claims...  2,660      59        309          (88)         31    3(b),(c), 4(h)   2,971
Interest credited to policyholder
  account balances.................  1,189     127         16          (16)         --         3(c)        1,316
Policyholder dividends.............     --      --         31           --         (31)        4(h)           --
Other expenses.....................  2,981     259        170         (101)         (9)   3(b)-(d), 5(a)   3,300
                                    ------    ----       ----        -----       -----                    ------
   Total expenses..................  6,830     445        526         (205)         (9)                    7,587
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations before provision for
  income tax.......................  1,667     305        269         (779)         --                     1,462
Provision for income tax expense
  (benefit)........................    493      90         94         (272)         --      3(e), 5(c)       405
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations, net of income tax.... $1,174    $215       $175        $(507)      $  --                    $1,057
                                    ======    ====       ====        =====       =====                    ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

2. Basis of Presentation

The Mergers represent a transaction among entities under common control. Transactions among entities under common control are accounted for as if the transaction occurred at the beginning of the earliest date presented and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method. The unaudited pro forma condensed combined financial statements include historical amounts derived from the audited financial statements as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and (ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011.

The unaudited pro forma condensed combined financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and presented in accordance with the requirements of
Article 11 of Regulation S-X published by the U.S. Securities and Exchange Commission. In accordance with Article 11 of Regulation S-X, discontinued operations have been excluded from the presentation of the unaudited pro forma condensed combined statements of operations.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements exclude the effects of adjustments that rely on highly judgmental estimates including how historical management practices and operating decisions may or may not have changed as a result of the Mergers.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

would have resulted had the Mergers been effective during the periods presented or the results that may be obtained by the combined company in the future.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

3. Reinsurance Adjustments

In connection with the Mergers, adjustments have been included for new and planned reinsurance agreements, for the recapture of certain reinsurance agreements and to eliminate non-recurring bank fees. The total of the reinsurance adjustments at December 31, 2013 resulted in changes to total assets of ($6,532) million, total liabilities of ($6,978) million, and total stockholders' equity of $446 million and for the years ended December 31, 2013, 2012 and 2011 resulted in changes to total revenues of $162 million, $298 million and ($984) million, respectively, and to total expenses of $154 million, ($1,727) million, and ($205) million, respectively.

    (a)Adjustment to increase total assets and total liabilities by $97 million to record a new reinsurance agreement. Effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company, an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. The new reinsurance agreement was entered into in connection with MetLife Insurance Company of Connecticut withdrawing its license to issue insurance policies and annuity contracts in New York.
    (b)Adjustment to eliminate reinsurance transactions among the merging companies. The adjustments at December 31, 2013 include: changes of ($4,045) million to total assets, ($4,551) million to total liabilities and $506 million to retained earnings. The adjustments for the years ended December 31, 2013, 2012 and 2011 include: reductions to total revenue of $73 million, $0 and $12 million, respectively, and changes to other expenses of $208 million, ($690) million and ($61) million, respectively.
    (c)Adjustment to reflect planned reinsurance transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The adjustments at December 31, 2013 include: reductions of $2,584 million to total assets, $2,524 million to total liabilities and $60 million to accumulated other comprehensive income (loss). The adjustments for the years ended December 31, 2013, 2012 and 2011 include: changes to total revenue of $235 million, $298 million and ($972) million, respectively, and reductions to other expenses of $37 million, $1,018 million and $119 million, respectively.
    (d)Adjustment to eliminate from other expenses non-recurring credit facility usage fees for letters of credit, which were held to collateralize assumed liabilities and which were canceled when Exeter re-domesticated to Delaware of $17 million, $19 million and $25 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
    (e)Adjustment for the income tax impact for all reinsurance adjustments at the federal statutory tax rate of 35%.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


4. Reclassification Adjustments

Reclassification adjustments, included in other adjustments, are reflected herein to conform the presentation of Exeter's and MLIIC's financial statements to the presentation of MICC's financial statements.

    (a)Adjustment to reclassify derivative assets of $2,376 million and funds withheld at interest of $2,694 million to other invested assets.
    (b)Adjustment to net deferred income tax recoverable of $1,529 million with deferred income tax liability.
    (c)Adjustment to reclassify goodwill of $33 million from other assets to goodwill.
    (d)Adjustment to reclassify policyholder dividends payable of $12 million and $4 million to future policy benefits and other policy-related balances, respectively.
    (e)Adjustment to reclassify cash collateral on deposit of $197 million from other liabilities to payables for collateral under securities loaned and other transactions.
    (f)Adjustment to reclassify derivative liabilities of $2,648 million to other liabilities.
    (g)Adjustment to reclassify fees on ceded reinsurance and other of $90 million, $93 million and $104 million to other revenues for the years ended December 31, 2013, 2012 and 2011, respectively.
    (h)Adjustment to reclassify policyholder dividends of $27 million, $30 million and $31 million to policyholder benefits and claims for the years ended December 31, 2013, 2012 and 2011, respectively.

5. Other Adjustments

The following other pro forma adjustments have been recorded in the unaudited pro forma condensed combined financial statements.

    (a)Adjustments to eliminate related party debt transactions among the merging entities. The adjustments at December 31, 2013 include: reductions of $2 million to accrued investment income and other liabilities and reductions of $500 million to other invested assets and long-term debt. The adjustments for the year ended December 31, 2013, 2012 and 2011 include: reductions of $2 million, $26 million and $9 million, respectively, to net investment income and other expenses.
    (b)Adjustment to eliminate related party investment gains for the year ended December 31, 2013. The non-recurring gains were recorded in connection with establishing a custodial account when MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York.
    (c)Adjustment for the income tax impact for all other adjustments at the federal statutory tax rate of 35%.

6. Forward Looking Statements

These unaudited pro forma condensed combined financial statements may be deemed to be forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Such statements may include, but are not limited to statements about the benefits of the Mergers, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward looking statements are based largely on management's expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


7. Subsequent Event

On February 14, 2014, a subsidiary of MetLife Insurance Company of Connecticut entered into a definitive agreement to sell its wholly-owned subsidiary, MetLife Assurance Limited ("MAL"). Beginning in the first quarter of 2014, MICC will account for and report MAL as discontinued operations. These unaudited pro forma condensed combined financial statements exclude the impact of the MAL disposition as the transaction does not meet the significant subsidiary conditions of Article 11 of Regulation S-X and is not directly attributable to the Mergers. The transaction is expected to close in the second quarter of 2014, subject to regulatory approvals and satisfaction of other closing conditions.

Item 8. Financial Statements and Supplementary Data

        Index to Consolidated Financial Statements, Notes and Schedules

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................   2
Financial Statements at December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012
  and 2011:
 Consolidated Balance Sheets.......................................................................   3
 Consolidated Statements of Operations.............................................................   4
 Consolidated Statements of Comprehensive Income (Loss)............................................   5
 Consolidated Statements of Stockholders' Equity...................................................   6
 Consolidated Statements of Cash Flows.............................................................   7
 Notes to the Consolidated Financial Statements....................................................   9
     Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies......   9
     Note 2 -- Segment Information.................................................................  29
     Note 3 -- Dispositions........................................................................  35
     Note 4 -- Insurance...........................................................................  36
     Note 5 -- Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-
       Related Intangibles.........................................................................  42
     Note 6 -- Reinsurance.........................................................................  46
     Note 7 -- Investments.........................................................................  53
     Note 8 -- Derivatives.........................................................................  76
     Note 9 -- Fair Value..........................................................................  88
     Note 10 -- Goodwill........................................................................... 114
     Note 11 -- Debt............................................................................... 116
     Note 12 -- Equity............................................................................. 117
     Note 13 -- Other Expenses..................................................................... 122
     Note 14 -- Income Tax......................................................................... 123
     Note 15 -- Contingencies, Commitments and Guarantees.......................................... 126
     Note 16 -- Related Party Transactions......................................................... 130
     Note 17 -- Subsequent Events.................................................................. 130
Financial Statement Schedules at December 31, 2013 and 2012 and for the Years Ended December 31,
  2013, 2012 and 2011:
 Schedule I -- Consolidated Summary of Investments -- Other Than Investments in Related Parties.... 132
 Schedule II -- Condensed Financial Information (Parent Company Only).............................. 133
 Schedule III -- Consolidated Supplementary Insurance Information.................................. 137
 Schedule IV -- Consolidated Reinsurance........................................................... 139

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements, Notes and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 28, 2014
(October 27, 2014 as to Note 17)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                            2013        2012
                                                                                         ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost:
   $43,477 and $46,005, respectively)................................................... $    45,252 $    50,968
 Equity securities available-for-sale, at estimated fair value (cost: $397 and $311,
   respectively)........................................................................         418         317
 Mortgage loans (net of valuation allowances of $34 and $35, respectively; includes
   $1,598 and $2,666, respectively, at estimated fair value, relating to variable
   interest entities)...................................................................       7,718       9,157
 Policy loans...........................................................................       1,219       1,216
 Real estate and real estate joint ventures.............................................         754         708
 Other limited partnership interests....................................................       2,130       1,848
 Short-term investments, principally at estimated fair value............................       2,107       2,576
 Other invested assets, principally at estimated fair value.............................       2,555       2,970
                                                                                         ----------- -----------
   Total investments....................................................................      62,153      69,760
Cash and cash equivalents, principally at estimated fair value..........................         746         895
Accrued investment income (includes $9 and $13, respectively, relating to variable
  interest entities)....................................................................         542         575
Premiums, reinsurance and other receivables.............................................      20,609      21,927
Deferred policy acquisition costs and value of business acquired........................       4,730       3,746
Current income tax recoverable..........................................................         192         135
Goodwill................................................................................         493         559
Other assets............................................................................         794         826
Separate account assets.................................................................      97,780      86,114
                                                                                         ----------- -----------
   Total assets......................................................................... $   188,039 $   184,537
                                                                                         =========== ===========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits.................................................................. $    27,991 $    27,583
Policyholder account balances...........................................................      33,453      36,976
Other policy-related balances...........................................................       3,164       3,138
Payables for collateral under securities loaned and other transactions..................       6,451       8,399
Long-term debt (includes $1,461 and $2,559, respectively, at estimated fair value,
  relating to variable interest entities)...............................................       2,251       3,350
Deferred income tax liability...........................................................       1,385       1,870
Other liabilities (includes $7 and $13, respectively, relating to variable interest
  entities).............................................................................       6,776       6,547
Separate account liabilities............................................................      97,780      86,114
                                                                                         ----------- -----------
   Total liabilities....................................................................     179,251     173,977
                                                                                         ----------- -----------
Contingencies, Commitments and Guarantees (Note 15)
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317
  shares issued and outstanding at December 31, 2013 and 2012...........................          86          86
Additional paid-in capital..............................................................       6,737       6,718
Retained earnings.......................................................................       1,076       1,356
Accumulated other comprehensive income (loss)...........................................         889       2,400
                                                                                         ----------- -----------
   Total stockholders' equity...........................................................       8,788      10,560
                                                                                         ----------- -----------
   Total liabilities and stockholders' equity........................................... $   188,039 $   184,537
                                                                                         =========== ===========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Revenues
Premiums............................................................. $     606 $   1,261 $   1,828
Universal life and investment-type product policy fees...............     2,336     2,261     1,956
Net investment income................................................     2,852     2,952     3,074
Other revenues.......................................................       592       511       508
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.......       (9)      (52)      (42)
 Other-than-temporary impairments on fixed maturity securities
   transferred to other comprehensive income (loss)..................      (11)         3       (5)
 Other net investment gains (losses).................................       102       201        82
                                                                      --------- --------- ---------
   Total net investment gains (losses)...............................        82       152        35
 Net derivative gains (losses).......................................   (1,052)     1,003     1,096
                                                                      --------- --------- ---------
     Total revenues..................................................     5,416     8,140     8,497
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................     1,707     2,389     2,660
Interest credited to policyholder account balances...................     1,037     1,147     1,189
Goodwill impairment..................................................        66       394        --
Other expenses.......................................................     1,659     2,720     2,981
                                                                      --------- --------- ---------
     Total expenses..................................................     4,469     6,650     6,830
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       947     1,490     1,667
Provision for income tax expense (benefit)...........................       227       372       493
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013       2012      2011
                                                                      ----------- --------- ---------
Net income (loss).................................................... $       720 $   1,126 $   1,174
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........     (2,094)       850     2,074
 Unrealized gains (losses) on derivatives............................       (204)         4       347
 Foreign currency translation adjustments............................          28        88      (16)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), before income tax.................     (2,270)       942     2,405
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         759     (313)     (851)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), net of income tax.................     (1,511)       629     1,554
                                                                      ----------- --------- ---------
Comprehensive income (loss).......................................... $     (791) $   1,755 $   2,728
                                                                      =========== ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholders' Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                           Accumulated Other Comprehensive Income (Loss)
                                                           ---------------------------------------------
                                                                Net                          Foreign
                                    Additional               Unrealized      Other-Than-    Currency         Total
                             Common  Paid-in    Retained     Investment       Temporary    Translation   Stockholders'
                             Stock   Capital    Earnings   Gains (Losses)    Impairments   Adjustments      Equity
                             ------ ---------- ----------- --------------    -----------   -----------   -------------
Balance at December 31,
  2010 (1).................. $   86 $   6,719  $       424  $       393      $     (51)     $   (125)     $     7,446
Dividend paid to MetLife....                         (517)                                                      (517)
Capital contribution........                1                                                                       1
Return of capital (Note 12).             (47)                                                                    (47)
Net income (loss)...........                         1,174                                                      1,174
Other comprehensive income
  (loss), net of income tax.                                      1,591            (23)          (14)           1,554
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2011     86     6,673        1,081        1,984            (74)         (139)           9,611
Dividend of subsidiary
  (Note 3)..................                         (347)                                                      (347)
Dividend paid to MetLife....                         (504)                                                      (504)
Capital contribution........               45                                                                      45
Net income (loss)...........                         1,126                                                      1,126
Other comprehensive income
  (loss), net of income
  tax (2)...................                                        503              36            90             629
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2012     86     6,718        1,356        2,487            (38)          (49)          10,560
Dividend paid to MetLife....                       (1,000)                                                    (1,000)
Capital contribution........               19                                                                      19
Net income (loss)...........                           720                                                        720
Other comprehensive income
  (loss), net of income tax.                                    (1,549)              12            26         (1,511)
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2013 $   86 $   6,737  $     1,076  $       938      $     (26)     $    (23)     $     8,788
                             ====== =========  ===========  ===========      ==========     =========     ===========

--------
(1)Includes amounts related to prior period adjustments to Retained Earnings of ($33) million. See Note 1.
(2)Includes amounts related to dividend of subsidiary. See Notes 3 and 12.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                           2013        2012        2011
                                                                                        ----------- ----------- -----------
Cash flows from operating activities
Net income (loss)...................................................................... $       720 $     1,126 $     1,174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization expenses...............................................          33          31          37
  Amortization of premiums and accretion of discounts associated with investments, net.       (167)       (168)       (152)
  (Gains) losses on investments and derivatives and from sales of businesses, net......       1,108     (1,043)     (1,160)
  (Income) loss from equity method investments, net of dividends or distributions......        (78)        (42)        (23)
  Interest credited to policyholder account balances...................................       1,037       1,147       1,189
  Universal life and investment-type product policy fees...............................     (2,336)     (2,261)     (1,956)
  Goodwill impairment..................................................................          66         394          --
  Change in fair value option securities...............................................          --       (602)     (1,483)
  Change in accrued investment income..................................................          77          66          51
  Change in premiums, reinsurance and other receivables................................     (1,355)     (1,197)     (1,202)
  Change in deferred policy acquisition costs and value of business acquired, net......       (553)         182       (207)
  Change in income tax.................................................................         213         630         537
  Change in other assets...............................................................       1,836       1,499       1,386
  Change in insurance-related liabilities and policy-related balances..................       1,144       1,863       1,958
  Change in other liabilities..........................................................         847         804         406
  Other, net...........................................................................         141          53          67
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) operating activities....................................       2,733       2,482         622
                                                                                        ----------- ----------- -----------
Cash flows from investing activities
  Sales, maturities and repayments of:
   Fixed maturity securities...........................................................      18,718      14,394      17,348
   Equity securities...................................................................          67          50         168
   Mortgage loans......................................................................       2,292       1,447         993
   Real estate and real estate joint ventures..........................................         104          72          26
   Other limited partnership interests.................................................         153         223         256
  Purchases of:
   Fixed maturity securities...........................................................    (15,841)    (15,706)    (17,127)
   Equity securities...................................................................       (133)        (58)        (27)
   Mortgage loans......................................................................       (882)       (807)     (1,357)
   Real estate and real estate joint ventures..........................................       (201)       (225)        (72)
   Other limited partnership interests.................................................       (363)       (341)       (378)
  Cash received in connection with freestanding derivatives............................         111         414         397
  Cash paid in connection with freestanding derivatives................................       (720)       (335)       (478)
  Dividend of subsidiary...............................................................          --        (53)          --
  Issuances of loans to affiliates.....................................................       (500)          --       (430)
  Net change in policy loans...........................................................         (3)        (13)        (13)
  Net change in short-term investments.................................................         471       (155)     (1,347)
  Net change in other invested assets..................................................        (47)        (54)        (12)
  Other, net...........................................................................           3          --           1
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) investing activities.................................... $     3,229 $   (1,147) $   (2,052)
                                                                                        ----------- ----------- -----------

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (Continued)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                              2013        2012        2011
                                                                                           ----------- ----------- -----------
Cash flows from financing activities
  Policyholder account balances:
   Deposits............................................................................... $    13,770 $    14,785 $    20,496
   Withdrawals............................................................................    (15,899)    (15,493)    (19,404)
  Net change in payables for collateral under securities loaned and other transactions....     (1,948)         320        (24)
  Long-term debt repaid...................................................................     (1,009)       (482)       (385)
  Financing element on certain derivative instruments.....................................        (29)         180         129
  Return of capital.......................................................................          --          --        (47)
  Dividends on common stock...............................................................     (1,000)       (504)       (517)
                                                                                           ----------- ----------- -----------
Net cash provided by (used in) financing activities.......................................     (6,115)     (1,194)         248
                                                                                           ----------- ----------- -----------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.           4           9         (1)
                                                                                           ----------- ----------- -----------
Change in cash and cash equivalents.......................................................       (149)         150     (1,183)
Cash and cash equivalents, beginning of year..............................................         895         745       1,928
                                                                                           ----------- ----------- -----------
Cash and cash equivalents, end of year.................................................... $       746 $       895 $       745
                                                                                           =========== =========== ===========
Supplemental disclosures of cash flow information
  Net cash paid (received) for:
   Interest............................................................................... $       194 $       232 $       406
                                                                                           =========== =========== ===========
   Income tax............................................................................. $       (1) $     (226) $      (47)
                                                                                           =========== =========== ===========
  Non-cash transactions:
  Disposal of subsidiary: (1)
   Assets disposed........................................................................ $        -- $     4,857 $        --
   Liabilities disposed...................................................................          --     (4,567)          --
                                                                                           ----------- ----------- -----------
   Net assets disposed....................................................................          --         290          --
   Cash disposed..........................................................................          --        (53)          --
   Dividend of interests in subsidiary....................................................          --       (237)          --
                                                                                           ----------- ----------- -----------
   (Gain) loss on dividend of interests in subsidiary..................................... $        -- $        -- $        --
                                                                                           =========== =========== ===========
  Capital contribution from MetLife, Inc.................................................. $        19 $        45 $        --
                                                                                           =========== =========== ===========
  Real estate and real estate joint ventures acquired in satisfaction of debt............. $        -- $        50 $         5
                                                                                           =========== =========== ===========

--------

(1)See Note 3.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). MetLife Insurance Company of Connecticut is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

  The Company is organized into two segments: Retail and Corporate Benefit Funding.

  In the second quarter of 2013, MetLife announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MLI-USA and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services ("Department of Financial Services") approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company ("MLIC"), an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. As a result of the reinsurance agreements, MetLife Insurance Company of Connecticut recorded a reinsurance recoverable, included in premiums, reinsurance and other receivables, of $545 million and a funds withheld liability, included in other liabilities, of $97 million, and transferred cash and investments of $448 million to MLIC. On December 31, 2013, MetLife Insurance Company of Connecticut deposited investments with an estimated fair market value of $6.3 billion into a custodial account, which became restricted to secure MetLife Insurance Company of Connecticut's remaining New York policyholder liabilities not covered by such reinsurance on January 1, 2014. In anticipation of establishing the custodial account with qualifying investments, MetLife Insurance Company of Connecticut transferred investments with an estimated fair value of $739 million and cash of $12 million to MLIC and received from MLIC qualifying investments with an estimated fair value of $751 million in the fourth quarter of 2013. See Note 7. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Consolidation

   The accompanying consolidated financial statements include the accounts of MetLife Insurance Company of Connecticut and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Discontinued Operations

   The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. In order to qualify for a discontinued operation, the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in fair value option ("FVO") securities. See Note 3.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

   Adjustments to Prior Periods

    During the fourth quarter of 2013, the Company determined to adjust certain prior period results to correct the following:

    . Certain prior years' acquisition costs related to variable annuity sales were incorrectly allocated to an affiliate. Such costs, net of deferred policy acquisition costs ("DAC"), were $57 million, $66 million, and $52 million for 2012, 2011 and 2010, respectively.

    . A DAC recoverability write-off of $111 million associated with term life and universal life secondary guarantees business sold in 2012 was not recorded as of December 31, 2012.

    . The fair value of a bifurcated embedded derivative associated with a reinsurance agreement was overstated by $23 million for 2011.

    . Policyholder benefits and claims and other expenses were overstated in 2012 by $6 million and $23 million, respectively, due to an adjustment in the modeling of dynamic lapses in certain variable annuity products.

    .  Tax valuation allowances were understated by $22 million for 2012.

    . A non-cash transaction relating to a pension closeout sale was incorrectly recorded as an increase of $312 million in net cash provided by operating activities with an offsetting impact on net cash used in investing activities for 2011.

    Management evaluated the materiality of these adjustments quantitatively and qualitatively and concluded that they were not material to any prior periods' annual or quarterly financial statements, however, unadjusted amounts as of December 31, 2012 would have had a significant effect on the results of operations for 2013 if they were recorded in 2013. Accordingly, the Company has revised its previously reported financial statements for prior annual periods for the items listed above, including the related tax impacts, as detailed below. The effects of the adjustments were immaterial to quarterly financial information reported in each of the interim condensed consolidated financial statements in 2012 and 2013, since the most significant adjustments occurred in the fourth quarter of 2012. As a result, such previously reported quarterly financial information has not been adjusted, and we do not plan to amend prior quarterly filings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The impact of the adjustments is shown in the tables below:

                                                                      December 31, 2012
                                                                     -------------------
                                                                         As
                                                                     Previously    As
Consolidated Balance Sheets                                           Reported  Adjusted
-------------------------------------------------------------------- ---------- --------
                                                                        (In millions)
Assets
   Premiums, reinsurance and other receivables......................  $ 22,143  $ 21,927
   Deferred policy acquisition costs and value of business acquired.  $  3,793  $  3,746
   Other assets.....................................................  $    822  $    826
   Total assets.....................................................  $184,796  $184,537
Liabilities
   Future policy benefits...........................................  $ 27,585  $ 27,583
   Deferred income tax liability....................................  $  1,938  $  1,870
   Total liabilities................................................  $174,047  $173,977
Stockholders' Equity
   Retained earnings................................................  $  1,545  $  1,356
   Total stockholders' equity.......................................  $ 10,749  $ 10,560
   Total liabilities and stockholders' equity.......................  $184,796  $184,537

                                                                                   December 31,
                                                                      ---------------------------------------
                                                                             2012                2011
                                                                      ------------------- -------------------
                                                                          As                  As
                                                                      Previously    As    Previously    As
Consolidated Statements of Operations                                  Reported  Adjusted  Reported  Adjusted
--------------------------------------------------------------------- ---------- -------- ---------- --------
                                                                                   (In millions)
Revenues
   Net derivative gains (losses).....................................   $  980    $1,003    $1,119    $1,096
   Total revenues....................................................   $8,117    $8,140    $8,520    $8,497
Expenses
   Policyholder benefits and claims..................................   $2,395    $2,389    $2,660       N/A
   Other expenses....................................................   $2,575    $2,720    $2,915    $2,981
   Total expenses....................................................   $6,511    $6,650    $6,764    $6,830
Income (loss) from continuing operations before provision for income
  tax................................................................   $1,606    $1,490    $1,756    $1,667
Provision for income tax expense (benefit)...........................   $  391    $  372    $  523    $  493
Income (loss) from continuing operations, net of income tax..........   $1,215    $1,118    $1,233    $1,174
Net income (loss)....................................................   $1,223    $1,126    $1,233    $1,174

                                                                     December 31,
                                                        ---------------------------------------
                                                               2012                2011
                                                        ------------------- -------------------
                                                            As                  As
                                                        Previously    As    Previously    As
Consolidated Statements of Comprehensive Income (Loss)   Reported  Adjusted  Reported  Adjusted
------------------------------------------------------  ---------- -------- ---------- --------
                                                                     (In millions)
             Net income (loss).........................   $1,223    $1,126    $1,233    $1,174
             Comprehensive income (loss)...............   $1,852    $1,755    $2,787    $2,728

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


                                                           As
                                                       Previously    As
      Consolidated Statements of Stockholders' Equity   Reported  Adjusted
      -----------------------------------------------  ---------- --------
                                                          (In millions)
             Retained Earnings
               Balance at December 31, 2010...........  $   457   $   424
                Net income (loss).....................  $ 1,233   $ 1,174
               Balance at December 31, 2011...........  $ 1,173   $ 1,081
                Net income (loss).....................  $ 1,223   $ 1,126
               Balance at December 31, 2012...........  $ 1,545   $ 1,356
             Total Stockholders' Equity
               Balance at December 31, 2010...........  $ 7,479   $ 7,446
               Balance at December 31, 2011...........  $ 9,703   $ 9,611
               Balance at December 31, 2012...........  $10,749   $10,560

                                                                                   December 31,
-                                                                    ---------------------------------------
                                                                            2012                 2011
                                                                     ------------------  -------------------
                                                                         As                  As
                                                                     Previously    As    Previously    As
Consolidated Statements of Cash Flows                                 Reported  Adjusted  Reported  Adjusted
-------------------------------------------------------------------  ---------- -------- ---------- --------
                                                                                  (In millions)
Cash flows from operating activities
   Net income (loss)................................................  $ 1,223   $ 1,126   $  1,233  $  1,174
   (Gains) losses on investments and derivatives and from sales of businesses, net................................................  $(1,020)  $(1,043)  $ (1,183) $ (1,160)
   Change in premiums, reinsurance and other receivables............  $(1,229)  $(1,197)  $ (1,288) $ (1,202)
   Change in deferred policy acquisition costs and value of
     business acquired, net.........................................  $    69   $   182   $   (187) $   (207)
   Change in income tax.............................................  $   649   $   630   $    567  $    537
   Change in other assets...........................................  $ 1,503   $ 1,499        N/A       N/A
   Change in insurance-related liabilities and policy-related
     balances.......................................................  $ 1,865   $ 1,863   $  2,307  $  1,958
   Other, net.......................................................      N/A       N/A   $     30  $     67
   Net cash provided by (used in) operating activities..............      N/A       N/A   $    934  $    622
Cash flows from investing activities
   Purchases of fixed maturity securities...........................      N/A       N/A   $(17,439) $(17,127)
   Net cash provided by (used in) investing activities..............      N/A       N/A   $ (2,364) $ (2,052)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

--------------------------------------------------------------------------------------------------------
Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles   5
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                          6
--------------------------------------------------------------------------------------------------------
Investments                                                                                          7
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                          8
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                           9
--------------------------------------------------------------------------------------------------------
Goodwill                                                                                             10
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                           14
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                             15

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues directly and assumes through reinsurance, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance and policyholder dividends due and unpaid.

    The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and
    . in limited circumstances, the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

   All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

   Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 -----------------------------------------------------------------------------
 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Nonparticipating and                Historic actual and expected future
    non-dividend-paying traditional     gross premiums.
    contracts (primarily term
    insurance)
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts
 -----------------------------------------------------------------------------

   See Note 5 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

   Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

  Fixed Maturity and Equity Securities

    The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 7 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 7.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

    Also included in mortgage loans are commercial mortgage loans held by consolidated securitization entities ("CSEs") for which the FVO was elected. These mortgage loans are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Real Estate

    Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

    Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

  Real Estate Joint Ventures and Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and for investments in real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Tax credit and renewable energy partnerships derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.
    . Leveraged leases are recorded net of non-recourse debt. Income on leveraged leases is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.
    . Investments in joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

 -----------------------------------------------------------------------------
 Statement of Operations Presentation:  Derivative:
 -----------------------------------------------------------------------------
 Policyholder benefits and claims       .  Economic hedges of variable
                                           annuity guarantees included in
                                           future policy benefits
 -----------------------------------------------------------------------------
 Net investment income                  .  Economic hedges of equity method
                                           investments in joint ventures
 -----------------------------------------------------------------------------

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) -- in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.
    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

 Employee Benefit Plans

  Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by MLIC, an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

 Income Tax

   MetLife Insurance Company of Connecticut and all of its includable subsidiaries join with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to MetLife Insurance Company of Connecticut and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If MetLife Insurance Company of Connecticut or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by MetLife Insurance Company of Connecticut and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if MetLife Insurance Company of Connecticut or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Property, Equipment, Leasehold Improvements and Computer Software

    Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The net book value of the property, equipment and leasehold improvements was insignificant at both December 31, 2013 and 2012.

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $200 million and $185 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $97 million and $92 million at December 31, 2013 and 2012, respectively. Related amortization expense was $5 million, $10 million and $17 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Other Revenues

    Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Foreign Currency

    Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate ("LIBOR"). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 12.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 8.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. The Company is permitted to perform the qualitative assessment in any subsequent period.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 9.

Future Adoption of New Accounting Pronouncements

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, Foreign Currency Matters (Topic
830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, Foreign Currency Matters -- Translation of Financial Statements, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, Derecognition, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

2. Segment Information

  The Company is organized into two segments: Retail and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other.

Retail

  The Retail segment offers a broad range of protection products and a variety of annuities primarily to individuals, and is organized into two businesses:
Annuities and Life & Other. Annuities includes a variety of variable, fixed and indexed annuities which provide for both asset accumulation and asset distribution needs. Life & Other insurance products and services include variable life, universal life, term life and whole life products, as well as individual disability income products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


Corporate Benefit Funding

  The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes structured settlements and certain products to fund company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Corporate & Other

  Corporate & Other contains the excess capital not allocated to the segments, various start-up businesses, including direct and digital marketing products, run-off businesses, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of intersegment amounts.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

  Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

  Operating revenues excludes net investment gains (losses) and net derivative gains (losses). Operating expenses excludes goodwill impairments.

  The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

    . Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees"); and

    . Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and
       (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

    . Policyholder benefits and claims excludes: (i) amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, (ii) benefits and hedging costs related to GMIBs ("GMIB Costs"), and (iii) market value adjustments associated with surrenders or terminations of contracts ("Market Value Adjustments");

    . Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

    . Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

    . Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

    . Other expenses excludes costs related to: (i) implementation of new insurance regulatory requirements, and (ii) acquisition and integration costs.

   Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2013, 2012 and 2011 and at December 31, 2013 and 2012. The segment accounting policies are the same as those used to prepare the Company's consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

   Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's and the Company's business.

   MetLife's economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types.

   Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, operating earnings or income
 (loss) from continuing operations, net of income tax.

   Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                  Operating Earnings
                                                         -------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate                         Total
Year Ended December 31, 2013                              Retail   Funding   & Other   Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- --------- -------- ----------- ------------
                                                                                 (In millions)
Revenues
Premiums................................................ $    387  $   184   $    35  $    606 $       --   $      606
Universal life and investment-type product policy fees..    2,155       35        --     2,190        146        2,336
Net investment income...................................    1,614    1,162       112     2,888       (36)        2,852
Other revenues..........................................      587        5        --       592         --          592
Net investment gains (losses)...........................       --       --        --        --         82           82
Net derivative gains (losses)...........................       --       --        --        --    (1,052)      (1,052)
                                                         --------  -------   -------  -------- ----------   ----------
  Total revenues........................................    4,743    1,386       147     6,276      (860)        5,416
                                                         --------  -------   -------  -------- ----------   ----------
Expenses
Policyholder benefits and claims........................      737      749        14     1,500        207        1,707
Interest credited to policyholder account balances......      906      136        --     1,042        (5)        1,037
Goodwill impairment.....................................       --       --        --        --         66           66
Capitalization of DAC...................................    (475)      (2)      (27)     (504)         --        (504)
Amortization of DAC and VOBA............................      552        5         1       558      (508)           50
Interest expense on debt................................       --       --        68        68        122          190
Other expenses..........................................    1,816       36        71     1,923         --        1,923
                                                         --------  -------   -------  -------- ----------   ----------
  Total expenses........................................    3,536      924       127     4,587      (118)        4,469
                                                         --------  -------   -------  -------- ----------   ----------
Provision for income tax expense (benefit)..............      395      162      (86)       471      (244)          227
                                                         --------  -------   -------  -------- ----------   ----------
Operating earnings...................................... $    812  $   300   $   106     1,218
                                                         ========  =======   =======
Adjustments to:.........................................
  Total revenues........................................                                 (860)
  Total expenses........................................                                   118
  Provision for income tax (expense) benefit............                                   244
                                                                                      --------
Income (loss) from continuing operations, net of income
 tax....................................................                              $    720              $      720
                                                                                      ========              ==========

                                            Corporate
                                             Benefit  Corporate &
   At December 31, 2013            Retail    Funding     Other      Total
   ----------------------------- ---------- --------- ----------- ----------
                                                (In millions)
   Total assets................. $  146,515 $  30,822  $  10,702  $  188,039
   Separate account assets...... $   95,692 $   2,088  $      --  $   97,780
   Separate account liabilities. $   95,692 $   2,088  $      --  $   97,780

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                   Operating Earnings
                                                         ---------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate &                         Total
Year Ended December 31, 2012                              Retail   Funding     Other     Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- ----------- -------- ----------- ------------
                                                                                  (In millions)
Revenues
Premiums................................................ $    498 $    629   $    134   $  1,261 $       --  $     1,261
Universal life and investment-type product policy fees..    2,081       29         14      2,124        137        2,261
Net investment income...................................    1,525    1,167        185      2,877         75        2,952
Other revenues..........................................      505        6         --        511         --          511
Net investment gains (losses)...........................       --       --         --         --        152          152
Net derivative gains (losses)...........................       --       --         --         --      1,003        1,003
                                                         -------- --------   --------   -------- ----------  -----------
  Total revenues........................................    4,609    1,831        333      6,773      1,367        8,140
                                                         -------- --------   --------   -------- ----------  -----------
Expenses
Policyholder benefits and claims........................      738    1,161        128      2,027        362        2,389
Interest credited to policyholder account balances......      943      162         --      1,105         42        1,147
Goodwill impairment.....................................       --       --         --         --        394          394
Capitalization of DAC...................................    (848)      (5)       (33)      (886)         --        (886)
Amortization of DAC and VOBA............................      666       10          2        678        357        1,035
Interest expense on debt................................       --       --         68         68        163          231
Other expenses..........................................    2,229       39         66      2,334          6        2,340
                                                         -------- --------   --------   -------- ----------  -----------
  Total expenses........................................    3,728    1,367        231      5,326      1,324        6,650
                                                         -------- --------   --------   -------- ----------  -----------
Provision for income tax expense (benefit)..............      332      162       (30)        464       (92)          372
                                                         -------- --------   --------   --------             -----------
Operating earnings...................................... $    549 $    302   $    132        983
                                                         ======== ========   ========
Adjustments to:
  Total revenues........................................                                   1,367
  Total expenses........................................                                 (1,324)
  Provision for income tax (expense) benefit............                                      92
                                                                                        --------
Income (loss) from continuing operations, net of income
 tax....................................................                                $  1,118             $     1,118
                                                                                        ========             ===========

                                             Corporate
                                              Benefit  Corporate
    At December 31, 2012            Retail    Funding   & Other    Total
    ----------------------------- ---------- --------- --------- ----------
                                                (In millions)

    Total assets................. $  136,074  $33,140  $  15,323 $  184,537
    Separate account assets...... $   84,106  $ 2,008  $      -- $   86,114
    Separate account liabilities. $   84,106  $ 2,008  $      -- $   86,114

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)

                                                                    Operating Earnings
                                                         -----------------------------------------
                                                                    Corporate
                                                                     Benefit  Corporate                           Total
Year Ended December 31, 2011                               Retail    Funding   & Other    Total    Adjustments Consolidated
-------------------------------------------------------- ---------- --------- --------- ---------- ----------- ------------
                                                                                   (In millions)
Revenues
Premiums................................................ $      710  $  1,071  $     47 $    1,828 $        --  $     1,828
Universal life and investment-type product policy fees..      1,764        34        36      1,834         122        1,956
Net investment income...................................      1,423     1,175       181      2,779         295        3,074
Other revenues..........................................        502         5         1        508          --          508
Net investment gains (losses)...........................         --        --        --         --          35           35
Net derivative gains (losses)...........................         --        --        --         --       1,096        1,096
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total revenues........................................      4,399     2,285       265      6,949       1,548        8,497
                                                         ----------  --------  -------- ---------- -----------  -----------
Expenses
Policyholder benefits and claims........................        896     1,598        46      2,540         120        2,660
Interest credited to policyholder account balances......        988       180        --      1,168          21        1,189
Goodwill impairment.....................................         --        --        --         --          --           --
Capitalization of DAC...................................    (1,301)       (7)      (57)    (1,365)          --      (1,365)
Amortization of DAC and VOBA............................        791         4         6        801         358        1,159
Interest expense on debt................................         --        --        67         67         322          389
Other expenses..........................................      2,568        42       163      2,773          25        2,798
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total expenses........................................      3,942     1,817       225      5,984         846        6,830
                                                         ----------  --------  -------- ---------- -----------  -----------
Provision for income tax expense (benefit)..............        161       164      (70)        255         238          493
                                                         ----------  --------  -------- ----------              -----------
Operating earnings...................................... $      296  $    304  $    110        710
                                                         ==========  ========  ========
Adjustments to:
  Total revenues........................................                                     1,548
  Total expenses........................................                                     (846)
  Provision for income tax (expense) benefit............                                     (238)
                                                                                        ----------
Income (loss) from continuing operations, net of income
 tax....................................................                                $    1,174              $     1,174
                                                                                        ==========              ===========

  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                           Years Ended December 31,
                                          --------------------------
                                            2013     2012     2011
                                          -------- -------- --------
                                                (In millions)
           Life insurance (1)............ $  3,528 $  4,026 $  4,285
           Accident and health insurance.        6        7        7
                                          -------- -------- --------
            Total........................ $  3,534 $  4,033 $  4,292
                                          ======== ======== ========

--------

(1) Includes annuities and corporate benefit funding products.

  Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company's U.S. and foreign operations:

                                    Years Ended December 31,
                                   --------------------------
                                     2013     2012     2011
                                   -------- -------- --------
                                         (In millions)
                  U.S............. $  3,442 $  3,329 $  3,222
                  Foreign:
                   United Kingdom.       92      556      986
                   Other (1)......       --      148       84
                                   -------- -------- --------
                     Total........ $  3,534 $  4,033 $  4,292
                                   ======== ======== ========

--------

(1)See Note 3 for information on the disposition of a subsidiary.

3. Dispositions

Disposition

  In June 2012, the Company distributed all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MetLife Europe Limited ("MetLife Europe") to its stockholders as an in-kind dividend. The net book value of MetLife Europe at the time of the dividend was $290 million which was recorded as a dividend of retained earnings of $347 million and an increase to OCI of $57 million, net of income tax. As of the date of dividend, the Company no longer consolidates the assets, liabilities and operations of MetLife Europe. The net income of MetLife Europe was not material to the Company for the periods prior to the dividend. The results of MetLife Europe were reported in Corporate & Other. See Note 2 for a discussion of Corporate & Other.

Discontinued Operations

  The following table summarizes the amounts that have been reflected as discontinued operations in the consolidated statements of operations. Income
(loss) from discontinued operations includes real estate classified as held-for-sale or sold.

                                                               Year Ended December 31, 2012
                                                               ----------------------------
                                                                      (In millions)
Total revenues................................................        $                  12
Total expenses................................................                           --
                                                                      ---------------------
Income (loss) before provision for income tax.................                           12
Provision for income tax expense (benefit)....................                            4
                                                                      ---------------------
Income (loss) from discontinued operations, net of income tax.        $                   8
                                                                      =====================

  There was no income (loss) from discontinued operations, net of income tax, for both of the years ended December 31, 2013 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


4. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                            -------------------
                                              2013      2012
                                            --------- ---------
                                               (In millions)
                 Retail.................... $  35,844 $  37,642
                 Corporate Benefit Funding.    22,222    23,766
                 Corporate & Other.........     6,542     6,289
                                            --------- ---------
                  Total.................... $  64,608 $  67,697
                                            ========= =========

  See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

  Product Type:                        Measurement Assumptions:
  ---------------------------------------------------------------------------
  Participating life                   Aggregate of net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       of 4%, and mortality rates guaranteed
                                       in calculating the cash surrender
                                       values described in such contracts).
  ---------------------------------------------------------------------------
  Nonparticipating life                Aggregate of the present value of
                                       expected future benefit payments and
                                       related expenses less the present
                                       value of expected future net
                                       premiums. Assumptions as to mortality
                                       and persistency are based upon the
                                       Company's experience when the basis
                                       of the liability is established.
                                       Interest rate assumptions for the
                                       aggregate future policy benefit
                                       liabilities range from 2% to 7%.
  ---------------------------------------------------------------------------
  Individual and group traditional     Present value of expected future
  fixed annuities after annuitization  payments. Interest rate assumptions used in establishing such liabilities
                                       range from 4% to 8%.
  ---------------------------------------------------------------------------
  Non-medical health insurance         The net level premium method and
                                       assumptions as to future morbidity,
                                       withdrawals and interest, which
                                       provide a margin for adverse
                                       deviation. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 4% to 7%.
  ---------------------------------------------------------------------------
  Disabled lives                       Present value of benefits method and
                                       experience assumptions as to claim
                                       terminations, expenses and interest.
                                       Interest rate assumptions used in
                                       establishing such liabilities range
                                       from 3% to 7%.
  ---------------------------------------------------------------------------

  Participating business represented 3% and 2% of the Company's life insurance in-force at December 31, 2013 and 2012, respectively. Participating policies represented 32%, 24% and 10% of gross life insurance premiums for the years ended December 31, 2013, 2012 and 2011, respectively.

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 8. Guarantees accounted for as insurance liabilities include:

Guarantee:                                    Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the average
                                                benefits payable over a range of scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on present value
          value is reduced to zero, that can    of total expected assessments.
          be annuitized to receive a monthly
          income stream that is not less
          than a specified amount.
       .  Certain contracts also provide for  Assumptions are consistent with those used
          a guaranteed lump sum return of       for estimating GMDB liabilities.
          purchase premium in lieu of the
          annuitization benefit.

                                              Calculation incorporates an assumption for
                                                the percentage of the potential annuitizations
                                                that may be elected by the contractholder.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDB liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    Universal and
                                                    Variable Life
                                  Annuity Contracts   Contracts
                                  ----------------- -------------
                                                      Secondary
                                   GMDBs    GMIBs    Guarantees     Total
                                  -------- -------- ------------- ---------
                                                (In millions)
    Direct
    Balance at January 1, 2011... $     79 $    281     $     896 $   1,256
    Incurred guaranteed benefits.       84      128           140       352
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      138      409         1,036     1,583
    Incurred guaranteed benefits.      108      402           332       842
    Paid guaranteed benefits.....     (29)       --            --      (29)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      217      811         1,368     2,396
    Incurred guaranteed benefits.      155      127           415       697
    Paid guaranteed benefits.....     (17)       --            --      (17)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    355 $    938     $   1,783 $   3,076
                                  ======== ========     ========= =========
    Ceded
    Balance at January 1, 2011... $     76 $     97     $     657 $     830
    Incurred guaranteed benefits.       59       42           110       211
    Paid guaranteed benefits.....     (21)       --            --      (21)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      114      139           767     1,020
    Incurred guaranteed benefits.       56      129           267       452
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      145      268         1,034     1,447
    Incurred guaranteed benefits.       85       31           334       450
    Paid guaranteed benefits.....     (15)       --            --      (15)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    215 $    299     $   1,368 $   1,882
                                  ======== ========     ========= =========
    Net
    Balance at January 1, 2011... $      3 $    184     $     239 $     426
    Incurred guaranteed benefits.       25       86            30       141
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.       24      270           269       563
    Incurred guaranteed benefits.       52      273            65       390
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.       72      543           334       949
    Incurred guaranteed benefits.       70       96            81       247
    Paid guaranteed benefits.....      (2)       --            --       (2)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    140 $    639     $     415 $   1,194
                                  ======== ========     ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Equity.......... $  46,559 $  39,113
                      Balanced........    41,894    37,528
                      Bond............     4,270     4,678
                      Money Market....       789       879
                                       --------- ---------
                       Total.......... $  93,512 $  82,198
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

 Universal and Variable Life Contracts

   Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

   The amounts in the table below include direct business, but exclude offsets from hedging or reinsurance, if any. See Note 6 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented below reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


   Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                               December 31,
                                         ---------------------------------------------------------
                                                     2013                         2012
                                         ---------------------------- ----------------------------
                                             In the          At           In the          At
                                         Event of Death Annuitization Event of Death Annuitization
                                         -------------- ------------- -------------- -------------
                                                               (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value............  $   100,420    $    57,041   $    89,671    $    51,411
Separate account value..................  $    95,637    $    55,805   $    84,106    $    49,778
Net amount at risk......................  $     2,230    $       562   $     3,117    $     2,316
Average attained age of contractholders.     64 years       64 years      63 years       63 years

                                                        December 31,
                                                   -----------------------
                                                      2013        2012
                                                   ----------- -----------
                                                    Secondary Guarantees
                                                   -----------------------
                                                        (In millions)
     Universal and Variable Life Contracts (1)
     Account value (general and separate account). $     6,360 $     5,812
     Net amount at risk........................... $    91,264 $    86,468
     Average attained age of policyholders........    58 years    58 years

--------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

Obligations Under Funding Agreements

  The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities ("SPEs") that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2013, 2012 and 2011, the Company issued $10.9 billion, $10.3 billion and $12.5 billion, respectively, and repaid $11.7 billion, $9.6 billion and $13.4 billion, respectively, of such funding agreements. At December 31, 2013 and 2012, liabilities for funding agreements outstanding, which are included in PABs, were $5.3 billion and $6.1 billion, respectively.

  MetLife Insurance Company of Connecticut and MLI-USA, are members of regional banks in the Federal Home Loan Bank ("FHLB") system ("FHLBanks"). Holdings of common stock of FHLBanks, included in equity securities, were as follows at:

                                           December 31,
                                       ---------------------
                                          2013       2012
                                       ---------- ----------
                                           (In millions)
                   FHLB of Boston..... $       64 $       67
                   FHLB of Pittsburgh. $       20 $       11

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  The Company has also entered into funding agreements with FHLBanks and the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                    Liability           Collateral
                               ------------------- ---------------------
                                             December 31,
                               -----------------------------------------
                                 2013      2012       2013       2012
                               --------- --------- ---------- ----------
                                             (In millions)
       FHLB of Boston (1)..... $     450 $     450 $  808 (2) $  537 (2)
       Farmer Mac (3)......... $     200 $     200 $      230 $      230
       FHLB of Pittsburgh (1). $     200 $      -- $  602 (2) $  595 (2)

--------

(1)Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank's recovery on the collateral is limited to the amount of the Company's liability to such FHLBank.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Liabilities for Unpaid Claims and Claim Expenses

  Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

                                            Years Ended December 31,
                                           --------------------------
                                             2013     2012     2011
                                           -------- -------- --------
                                                 (In millions)
          Balance at January 1,........... $  1,216 $  1,079 $    978
           Less: Reinsurance recoverables.    1,124      980      878
                                           -------- -------- --------
          Net balance at January 1,.......       92       99      100
                                           -------- -------- --------
          Incurred related to:
           Current year...................        5        5        5
           Prior years (1)................        4      (2)        4
                                           -------- -------- --------
             Total incurred...............        9        3        9
                                           -------- -------- --------
          Paid related to:
           Current year...................       --       --       --
           Prior years....................     (11)     (10)     (10)
                                           -------- -------- --------
             Total paid...................     (11)     (10)     (10)
                                           -------- -------- --------
          Net balance at December 31,.....       90       92       99
           Add: Reinsurance recoverables..    1,235    1,124      980
                                           -------- -------- --------
          Balance at December 31,......... $  1,325 $  1,216 $  1,079
                                           ======== ======== ========

--------

(1)During 2013, 2012 and 2011, claims and claim adjustment expenses associated with prior years changed due to differences between the actual benefits paid and expected benefits owed during those periods.

Separate Accounts

  Separate account assets and liabilities primarily include pass-through separate accounts totaling $97.6 billion and $85.9 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


Nonparticipating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the historic actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)

cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding DAC and VOBA was as follows:

                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                    2013      2012      2011
                                                                  --------  --------  --------
                                                                          (In millions)
DAC
Balance at January 1,............................................ $  3,079  $  3,215  $  2,718
Capitalizations..................................................      504       886     1,365
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).      484      (331)     (339)
 Other expenses..................................................     (404)     (513)     (477)
                                                                  --------  --------  --------
   Total amortization............................................       80      (844)     (816)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................       80       (19)      (49)
Disposition and other (1), (2)...................................      138      (159)       (3)
                                                                  --------  --------  --------
Balance at December 31,..........................................    3,881     3,079     3,215
                                                                  --------  --------  --------
VOBA
Balance at January 1,............................................      667     1,006     1,686
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).        5        --       (29)
 Other expenses..................................................     (135)     (191)     (314)
                                                                  --------  --------  --------
   Total amortization............................................     (130)     (191)     (343)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................      312      (148)     (337)
                                                                  --------  --------  --------
Balance at December 31,..........................................      849       667     1,006
                                                                  --------  --------  --------
Total DAC and VOBA
Balance at December 31,.......................................... $  4,730  $  3,746  $  4,221
                                                                  ========  ========  ========

--------

(1)The year ended December 31, 2013 includes $138 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

(2)See Note 3 for information on the disposition of a subsidiary.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                             -----------------
                                               2013     2012
                                             -------- --------
                                               (In millions)
                  Retail.................... $  4,698 $  3,738
                  Corporate Benefit Funding.        6        8
                  Corporate & Other.........       26       --
                                             -------- --------
                   Total.................... $  4,730 $  3,746
                                             ======== ========

  Information regarding other policy-related intangibles was as follows:

                                          Years Ended December 31,
                                          -----------------------
                                           2013     2012    2011
                                          -------  ------- -------
                                               (In millions)
              Deferred Sales Inducements
              Balance at January 1,...... $   509  $   535 $   537
              Capitalization.............       6       21      79
              Amortization...............    (32)     (47)    (81)
                                          -------  ------- -------
              Balance at December 31,.... $   483  $   509 $   535
                                          =======  ======= =======
              VODA and VOCRA
              Balance at January 1,...... $   175  $   190 $   203
              Amortization...............    (16)     (15)    (13)
                                          -------  ------- -------
              Balance at December 31,.... $   159  $   175 $   190
                                          =======  ======= =======
              Accumulated amortization... $    81  $    65 $    50
                                          =======  ======= =======

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                              VOBA      VODA and VOCRA
                                         -------------- --------------
                                                 (In millions)
          2014.......................... $          176 $          17
          2015.......................... $          141 $          17
          2016.......................... $          114 $          15
          2017.......................... $           94 $          14
          2018.......................... $           78 $          13

6. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 7.

Retail

  The Company's Retail Annuities business reinsures 100% of the living and death benefit guarantees issued in connection with most of its variable annuities issued since 2006 to an affiliated reinsurer and certain portions of the living and death benefit guarantees issued in connection with its variable annuities issued prior to 2006 to affiliated and unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  For its Retail Life & Other insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 100% of the mortality risk in excess of $100,000 per life for most new policies and reinsures up to 100% of the mortality risk for certain other policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to affiliates. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Corporate Benefit Funding

  The Company's Corporate Benefit Funding segment has periodically engaged in reinsurance activities, on an opportunistic basis. The impact of these activities on the financial results of this segment has not been significant and there were no additional transactions during the periods presented.

Corporate & Other

  The Company also reinsures, through 100% quota share reinsurance agreements, certain run-off LTC and workers' compensation business written by the Company.

Catastrophe Coverage

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Reinsurance Recoverables

  The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.0 billion and $2.2 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  At December 31, 2013, the Company had $7.5 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.7 billion, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.2 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2012, the Company had $7.2 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.5 billion, or 90%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.4 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                  2013      2012      2011
                                                                --------  --------  --------
                                                                        (In millions)
Premiums
 Direct premiums............................................... $  1,561  $  2,063  $  2,429
 Reinsurance assumed...........................................       10        11         7
 Reinsurance ceded.............................................     (965)     (813)     (608)
                                                                --------  --------  --------
   Net premiums................................................ $    606  $  1,261  $  1,828
                                                                ========  ========  ========
Universal life and investment-type product policy fees
 Direct universal life and investment-type product policy fees. $  3,248  $  2,972  $  2,572
 Reinsurance assumed...........................................       84        87        92
 Reinsurance ceded.............................................     (996)     (798)     (708)
                                                                --------  --------  --------
   Net universal life and investment-type product policy fees.. $  2,336  $  2,261  $  1,956
                                                                ========  ========  ========
Other revenues
 Direct other revenues......................................... $    259  $    231  $    209
 Reinsurance assumed...........................................       --        --        --
 Reinsurance ceded.............................................      333       280       299
                                                                --------  --------  --------
   Net other revenues.......................................... $    592  $    511  $    508
                                                                ========  ========  ========
Policyholder benefits and claims
 Direct policyholder benefits and claims....................... $  3,732  $  4,139  $  4,277
 Reinsurance assumed...........................................       15        23        20
 Reinsurance ceded.............................................   (2,040)   (1,773)   (1,637)
                                                                --------  --------  --------
   Net policyholder benefits and claims........................ $  1,707  $  2,389  $  2,660
                                                                ========  ========  ========
Interest credited to policyholder account balances
 Direct interest credited to policyholder account balances..... $  1,089  $  1,185  $  1,206
 Reinsurance assumed...........................................       73        71        68
 Reinsurance ceded.............................................     (125)     (109)      (85)
                                                                --------  --------  --------
   Net interest credited to policyholder account balances...... $  1,037  $  1,147  $  1,189
                                                                ========  ========  ========
Other expenses
 Direct other expenses......................................... $  1,568  $  2,562  $  2,781
 Reinsurance assumed...........................................       28        33        48
 Reinsurance ceded.............................................       63       125       152
                                                                --------  --------  --------
   Net other expenses.......................................... $  1,659  $  2,720  $  2,981
                                                                ========  ========  ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                                                               Total                                    Total
                                                              Balance                                  Balance
                                Direct   Assumed    Ceded      Sheet     Direct   Assumed    Ceded      Sheet
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
                                                                (In millions)
Assets
Premiums, reinsurance and
 other receivables........... $      221 $     28 $  20,360  $  20,609 $      396 $     35 $  21,496  $  21,927
Deferred policy acquisition
 costs and value of business
 acquired....................      5,191      123      (584)     4,730      4,264      121      (639)     3,746
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total assets............... $    5,412 $    151 $  19,776  $  25,339 $    4,660 $    156 $  20,857  $  25,673
                              ========== ======== =========  ========= ========== ======== =========  =========
Liabilities
Other policy-related
 balances.................... $      712 $  1,641 $     811  $   3,164 $      691 $  1,592 $     855  $   3,138
Other liabilities............      1,257       10     5,509      6,776      1,396       11     5,140      6,547
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total liabilities.......... $    1,969 $  1,651 $   6,320  $   9,940 $    2,087 $  1,603 $   5,995  $   9,685
                              ========== ======== =========  ========= ========== ======== =========  =========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $4.6 billion and $4.7 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on reinsurance at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, MetLife Reinsurance Company of South Carolina, Exeter, General American Life Insurance Company, MLIIC, MetLife Reinsurance Company of Vermont and MetLife Reinsurance Company of Delaware ("MRD"), all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                                Years Ended December 31,
                                                               -------------------------
                                                                 2013     2012     2011
                                                               -------  -------  -------
                                                                     (In millions)
Premiums
 Reinsurance assumed.......................................... $    10  $    11  $     7
 Reinsurance ceded............................................    (638)    (478)    (286)
                                                               -------  -------  -------
   Net premiums............................................... $  (628) $  (467) $  (279)
                                                               =======  =======  =======
Universal life and investment-type product policy fees
 Reinsurance assumed.......................................... $    84  $    87  $    92
 Reinsurance ceded............................................    (585)    (444)    (400)
                                                               -------  -------  -------
   Net universal life and investment-type product policy fees. $  (501) $  (357) $  (308)
                                                               =======  =======  =======
Other revenues
 Reinsurance assumed.......................................... $    --  $    --  $    --
 Reinsurance ceded............................................     332      280      299
                                                               -------  -------  -------
   Net other revenues......................................... $   332  $   280  $   299
                                                               =======  =======  =======
Policyholder benefits and claims
 Reinsurance assumed.......................................... $    13  $    21  $    18
 Reinsurance ceded............................................    (800)    (780)    (484)
                                                               -------  -------  -------
   Net policyholder benefits and claims....................... $  (787) $  (759) $  (466)
                                                               =======  =======  =======
Interest credited to policyholder account balances
 Reinsurance assumed.......................................... $    73  $    71  $    68
 Reinsurance ceded............................................    (125)    (109)     (84)
                                                               -------  -------  -------
   Net interest credited to policyholder account balances..... $   (52) $   (38) $   (16)
                                                               =======  =======  =======
Other expenses
 Reinsurance assumed.......................................... $    28  $    33  $    48
 Reinsurance ceded............................................      92      157      204
                                                               -------  -------  -------
   Net other expenses......................................... $   120  $   190  $   252
                                                               =======  =======  =======

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                      December 31,
                                                         --------------------------------------
                                                                2013                2012
                                                         ------------------  ------------------
                                                         Assumed    Ceded    Assumed    Ceded
                                                         -------- ---------  -------- ---------
                                                                      (In millions)
Assets
Premiums, reinsurance and other receivables............. $     28 $  12,710  $     35 $  14,171
Deferred policy acquisition costs and value of business
  acquired..............................................      122      (579)      121      (642)
                                                         -------- ---------  -------- ---------
 Total assets........................................... $    150 $  12,131  $    156 $  13,529
                                                         ======== =========  ======== =========
Liabilities
Other policy-related balances........................... $  1,640 $     811  $  1,592 $     855
Other liabilities.......................................        9     5,260        10     4,894
                                                         -------- ---------  -------- ---------
 Total liabilities...................................... $  1,649 $   6,071  $  1,602 $   5,749
                                                         ======== =========  ======== =========

  Effective October 1, 2012, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRD, on a 90% coinsurance with funds withheld basis. The agreement covers certain term and certain universal life policies issued in 2012 by MLI-USA and was amended in 2013 to include certain term and universal life policies issued by MLI-USA through December 31, 2013. The agreement transfers risk to MRD and, therefore, is accounted for as reinsurance. As a result of the agreement, affiliated reinsurance recoverables, included in premiums, reinsurance and other receivables, were $917 million and $407 million at December 31, 2013 and 2012, respectively. MLI-USA also recorded a funds withheld liability and other reinsurance payables, included in other liabilities, which were $798 million and $438 million at December 31, 2013 and 2012, respectively. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and was ($14) million and $6 million at December 31, 2013 and 2012, respectively. The Company's consolidated statements of operations reflected a loss for this agreement of $50 million and $37 million for the years ended December 31, 2013 and 2012, respectively, which included net derivative gains (losses) of $20 million and ($6) million for the years ended December 31, 2013 and 2012, respectively, related to the embedded derivative.

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $912 million and $3.6 billion at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($3.0) billion, $524 million, and $1.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

  MLI-USA ceded two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)

funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $48 million and $546 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were $498 million, ($107) million and ($434) million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $5.9 billion and $6.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $4.4 billion and $4.6 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

7. Investments

  See Note 9 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, ABS and commercial mortgage-backed securities ("CMBS").

                                               December 31, 2013                             December 31, 2012
                                 --------------------------------------------- ---------------------------------------------
                                               Gross Unrealized                              Gross Unrealized
                                  Cost or  ------------------------- Estimated  Cost or  ------------------------- Estimated
                                 Amortized          Temporary  OTTI    Fair    Amortized          Temporary  OTTI    Fair
                                   Cost     Gains    Losses   Losses   Value     Cost     Gains    Losses   Losses   Value
                                 --------- -------- --------- ------ --------- --------- -------- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.................. $  15,779 $  1,130 $     207 $  --  $  16,702 $  16,914 $  2,063 $      82 $  --  $  18,895
Foreign corporate...............     8,111      485        79    --      8,517     8,618      853        26    --      9,445
U.S. Treasury and agency........     8,188      334       228    --      8,294     7,678    1,186        --    --      8,864
RMBS............................     4,587      201        59    41      4,688     5,492      360        50    64      5,738
State and political subdivision.     2,147      139        62    --      2,224     2,002      354        27    --      2,329
ABS.............................     2,081       32        12    --      2,101     2,204       67        18    --      2,253
CMBS............................     1,546       62         4    --      1,604     2,221      141         6    --      2,356
Foreign government..............     1,038      103        19    --      1,122       876      214         2    --      1,088
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total fixed maturity
  securities.................... $  43,477 $  2,486 $     670 $  41  $  45,252 $  46,005 $  5,238 $     211 $  64  $  50,968
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========
Equity securities
Non-redeemable preferred
 stock.......................... $     236 $      9 $      28 $  --  $     217 $     151 $     11 $      22 $  --  $     140
Common stock....................       161       40        --    --        201       160       18         1    --        177
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total equity securities........ $     397 $     49 $      28 $  --  $     418 $     311 $     29 $      23 $  --  $     317
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========

   The Company held non-income producing fixed maturity securities with an estimated fair value of $30 million and $22 million with unrealized gains (losses) of $6 million and $3 million at December 31, 2013 and 2012, respectively.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                         December 31,
                                            ---------------------------------------
                                                   2013                2012
                                            ------------------- -------------------
                                                      Estimated           Estimated
                                            Amortized   Fair    Amortized   Fair
                                              Cost      Value     Cost      Value
                                            --------- --------- --------- ---------
                                                         (In millions)
Due in one year or less.................... $   2,934 $   2,966 $   4,831 $   4,875
Due after one year through five years......     8,895     9,301     8,646     9,192
Due after five years through ten years.....     7,433     7,970     7,967     8,960
Due after ten years........................    16,001    16,622    14,644    17,594
                                            --------- --------- --------- ---------
   Subtotal................................    35,263    36,859    36,088    40,621
Structured securities (RMBS, ABS and CMBS).     8,214     8,393     9,917    10,347
                                            --------- --------- --------- ---------
       Total fixed maturity securities..... $  43,477 $  45,252 $  46,005 $  50,968
                                            ========= ========= ========= =========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, ABS and CMBS are shown separately, as they are not due at a single maturity.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate................... $   2,526  $   141   $    470    $   66   $    784    $   16   $    621    $   66
Foreign corporate................     1,520       70        135         9        494         8        203        18
U.S. Treasury and agency.........     3,825      228         --        --        200        --         --        --
RMBS.............................       996       35        457        65         62         6        781       108
State and political subdivision..       630       44         64        18         44         2         55        25
ABS..............................       680        5        104         7        208         1        266        17
CMBS.............................       143        4          7        --         59         1        101         5
Foreign government...............       264       19          1        --        116         2         --        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total fixed maturity
   securities.................... $  10,584  $   546   $  1,238    $  165   $  1,967    $   36   $  2,027    $  239
                                  =========  =======   ========    ======   ========    ======   ========    ======
Equity securities
Non-redeemable preferred
 stock........................... $     105  $    21   $     33    $    7   $     --    $   --   $     50    $   22
Common stock.....................         3       --          7        --         10         1          7        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total equity securities........ $     108  $    21   $     40    $    7   $     10    $    1   $     57    $   22
                                  =========  =======   ========    ======   ========    ======   ========    ======
Total number of securities in an
 unrealized loss position........     1,081                 297                  327                  420
                                  =========            ========             ========             ========

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $436 million during the year ended December 31, 2013 from $275 million to $711 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $61 million of the total $711 million of gross unrealized losses were from 18 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

  Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $41 million, or 67%, are related to gross unrealized losses on 13 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads, and with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

  Below Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $20 million, or 33%, are related to gross unrealized losses on five below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities increased $5 million during the year ended December 31, 2013 from $23 million to $28 million. Of the $28 million, $5 million were from two equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, all of which were financial services industry investment grade non-redeemable preferred stock, of which 40% were rated A or better.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                                December 31,
                                                --------------------------------------------
                                                        2013                   2012
                                                --------------------- ----------------------
                                                  Carrying     % of     Carrying     % of
                                                    Value      Total      Value      Total
                                                ------------- ------- ------------- --------
                                                (In millions)         (In millions)
Mortgage loans:
 Commercial....................................   $  4,869      63.1%   $  5,266       57.5%
 Agricultural..................................      1,285       16.6      1,260        13.8
                                                  --------    -------   --------    --------
   Subtotal (1)................................      6,154       79.7      6,526        71.3
 Valuation allowances..........................        (34)     (0.4)        (35)      (0.4)
                                                  --------    -------   --------    --------
   Subtotal mortgage loans, net................      6,120       79.3      6,491        70.9
 Commercial mortgage loans held by CSEs -- FVO.      1,598       20.7      2,666        29.1
                                                  --------    -------   --------    --------
     Total mortgage loans, net.................   $  7,718     100.0%   $  9,157      100.0%
                                                  ========    =======   ========    ========

--------

(1)Purchases of mortgage loans were $10 million and $27 million for the years ended December 31, 2013 and 2012, respectively.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of related party mortgage loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Mortgage Loans and Valuation Allowance by Portfolio Segment

   The carrying value prior to valuation allowance ("recorded investment") in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, were as follows at:

                                                                     December 31,
                                            ---------------------------------------------------------------
                                                         2013                            2012
                                            ------------------------------- -------------------------------
                                            Commercial Agricultural  Total  Commercial Agricultural  Total
                                            ---------- ------------ ------- ---------- ------------ -------
                                                                     (In millions)
Mortgage loans:
 Evaluated individually for credit losses..  $    72     $     4    $    76  $    76     $    --    $    76
 Evaluated collectively for credit losses..    4,797       1,281      6,078    5,190       1,260      6,450
                                             -------     -------    -------  -------     -------    -------
   Total mortgage loans....................    4,869       1,285      6,154    5,266       1,260      6,526
                                             -------     -------    -------  -------     -------    -------
Valuation allowances:
 Specific credit losses....................        7          --          7       11          --         11
 Non-specifically identified credit losses.       23           4         27       21           3         24
                                             -------     -------    -------  -------     -------    -------
   Total valuation allowances..............       30           4         34       32           3         35
                                             -------     -------    -------  -------     -------    -------
     Mortgage loans, net of valuation
       allowance...........................  $ 4,839     $ 1,281    $ 6,120  $ 5,234     $ 1,257    $ 6,491
                                             =======     =======    =======  =======     =======    =======

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                        Commercial Agricultural  Total
                                        ---------- ------------ -------
                                                 (In millions)
        Balance at January 1, 2011.....  $    84      $    3    $    87
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2011...       58           3         61
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2012...       32           3         35
        Provision (release)............      (2)           1        (1)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2013...  $    30      $    4    $    34
                                         =======      ======    =======

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows at:

                                    Recorded Investment
                       ----------------------------------------------
                        Debt Service Coverage Ratios
                       ------------------------------          % of     Estimated   % of
                       > 1.20x  1.00x - 1.20x < 1.00x  Total   Total   Fair Value   Total
                       -------- ------------- ------- -------- ------ ------------- ------
                                    (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  3,754    $  125     $  107  $  3,986  81.9%   $  4,224     82.8%
65% to 75%............      700        --         27       727   14.9        736      14.4
76% to 80%............       80        13         --        93    1.9         93       1.8
Greater than 80%......       37        26         --        63    1.3         53       1.0
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,571    $  164     $  134  $  4,869 100.0%   $  5,106    100.0%
                       ========    ======     ======  ======== ======   ========    ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  3,888    $  106     $   89  $  4,083  77.5%   $  4,459     78.5%
65% to 75%............      626        32         27       685   13.0        711      12.5
76% to 80%............      343         8         57       408    7.8        428       7.6
Greater than 80%......       39        28         23        90    1.7         81       1.4
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,896    $  174     $  196  $  5,266 100.0%   $  5,679    100.0%
                       ========    ======     ======  ======== ======   ========    ======

 Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans, were as follows at:

                                             December 31,
                             ---------------------------------------------
                                      2013                   2012
                             ---------------------- ----------------------
                               Recorded     % of      Recorded     % of
                              Investment    Total    Investment    Total
                             ------------- -------- ------------- --------
                             (In millions)          (In millions)
      Loan-to-value ratios:
      Less than 65%.........   $  1,215       94.6%   $  1,184       94.0%
      65% to 75%............         70         5.4         76         6.0
                               --------    --------   --------    --------
       Total................   $  1,285      100.0%   $  1,260      100.0%
                               ========    ========   ========    ========

   The estimated fair value of agricultural mortgage loans was $1.3 billion at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no agricultural mortgage loans past due and one commercial mortgage loan in non-accrual status with a recorded investment of $22 million at December 31, 2013. The Company had no mortgage loans past due and no loans in nonaccrual status at December 31, 2012.

 Impaired Mortgage Loans

   Impaired mortgage loans, including those modified in a troubled debt restructuring, by portfolio segment, were as follows at and for the years ended:

                                                              Loans without
                      Loans with a Valuation Allowance     a Valuation Allowance           All Impaired Loans
                  ---------------------------------------- --------------------  --------------------------------------
                   Unpaid                                   Unpaid                Unpaid             Average
                  Principal  Recorded  Valuation  Carrying Principal   Recorded  Principal Carrying  Recorded  Interest
                   Balance  Investment Allowances  Value    Balance   Investment  Balance   Value   Investment  Income
                  --------- ---------- ---------- -------- ---------  ---------- --------- -------- ---------- --------
                                                             (In millions)
December 31, 2013:
Commercial.......  $   22    $     22   $      7  $    15   $    52    $    50    $   74    $   65   $    73    $   3
Agricultural (1).       4           4         --        4        --         --         4         4         2       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   26    $     26   $      7  $    19   $    52    $    50    $   78    $   69   $    75    $   3
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====
December 31, 2012:
Commercial.......  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
Agricultural.....      --          --         --       --        --         --        --        --        --       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====

--------

(1)Valuation allowance on agricultural mortgage loans was less than $1 million for the year ended December 31, 2013.

   Unpaid principal balance is generally prior to any charge-offs. Interest income recognized is primarily cash basis income. The average recorded investment for commercial and agricultural mortgage loans was $29 million and $4 million, respectively, for the year ended December 31, 2011; and interest income recognized for commercial and agricultural mortgage loans was $2 million and $0, respectively, for the year ended December 31, 2011.

 Mortgage Loans Modified in a Troubled Debt Restructuring

   For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

 with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

  The Company had one agricultural mortgage loan modified in a troubled debt restructuring with a pre-modification and post-modification carrying value of $4 million during the year ended December 31, 2013. There were no agricultural mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2012. There were no commercial mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2013. The Company had one commercial mortgage loan modified during the year ended December 31, 2012 in a troubled debt restructuring which had a carrying value after specific valuation allowance of $53 million pre-modification and $48 million post-modification.

  There were no mortgage loans during the previous 12 months modified in a troubled debt restructuring with a subsequent payment default at December 31, 2013 and 2012. Payment default is determined in the same manner as delinquency status as described above.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 8), loans to affiliates (see "-- Related Party Investment Transactions), tax credit and renewable energy partnerships and leveraged leases.

 Leveraged Leases

   Investment in leveraged leases consisted of the following at:

                                                                        December 31,
                                                                     -------------------
                                                                       2013      2012
                                                                     --------- ---------
                                                                        (In millions)
Rental receivables, net............................................. $      92 $      92
Estimated residual values...........................................        14        14
                                                                     --------- ---------
   Subtotal.........................................................       106       106
Unearned income.....................................................      (35)      (37)
                                                                     --------- ---------
       Investment in leveraged leases, net of non-recourse debt..... $      71 $      69
                                                                     ========= =========

   Rental receivables are generally due in periodic installments. The payment periods range from two to 19 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. At December 31, 2013 and 2012, all rental receivables were performing.

   The deferred income tax liability related to leveraged leases was $63 million and $53 million at December 31, 2013 and 2012, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   The components of income from investment in leveraged leases, excluding net investment gains (losses), were as follows:

                                                                  Years Ended December 31,
                                                                 --------------------------
                                                                   2013     2012     2011
                                                                 -------- -------- --------
                                                                       (In millions)
Income from investment in leveraged leases...................... $      2 $      5 $      8
Less: Income tax expense on leveraged leases....................        1        2        3
                                                                 -------- -------- --------
Investment income after income tax from investment in leveraged
  leases........................................................ $      1 $      3 $      5
                                                                 ======== ======== ========

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $469 million and $654 million at December 31, 2013 and 2012, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2013     2012      2011
                                                                        -------- -------- ----------
                                                                               (In millions)
Fixed maturity securities.............................................. $  1,819 $  5,019 $    3,690
Fixed maturity securities with noncredit OTTI losses in AOCI...........     (41)     (64)      (125)
                                                                        -------- -------- ----------
 Total fixed maturity securities.......................................    1,778    4,955      3,565
Equity securities......................................................       15       12       (41)
Derivatives............................................................       39      243        239
Short-term investments.................................................        1      (2)        (2)
Other..................................................................     (71)     (17)        (5)
                                                                        -------- -------- ----------
 Subtotal..............................................................    1,762    5,191      3,756
                                                                        -------- -------- ----------
Amounts allocated from:
 Insurance liability loss recognition..................................       --    (739)      (325)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI................................................................      (1)        4          9
 DAC and VOBA..........................................................    (274)    (671)      (509)
                                                                        -------- -------- ----------
   Subtotal............................................................    (275)  (1,406)      (825)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       16       22         42
Deferred income tax benefit (expense)..................................    (591)  (1,358)    (1,063)
                                                                        -------- -------- ----------
Net unrealized investment gains (losses)............................... $    912 $  2,449 $    1,910
                                                                        ======== ======== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                               Years Ended December 31,
                                                             ----------------------------
                                                                 2013           2012
                                                             ------------- --------------
                                                                    (In millions)
Balance at January 1,....................................... $        (64) $        (125)
Noncredit OTTI losses and subsequent changes recognized (1).            11            (3)
Securities sold with previous noncredit OTTI loss...........            21             35
Subsequent changes in estimated fair value..................           (9)             29
                                                             ------------- --------------
Balance at December 31,..................................... $        (41) $         (64)
                                                             ============= ==============

--------

(1)Noncredit OTTI losses and subsequent changes recognized, net of DAC, were $7 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                       Years Ended December 31,
                                                                    ------------------------------
                                                                       2013       2012      2011
                                                                    ---------- ---------- --------
                                                                            (In millions)
Balance at January 1,.............................................. $    2,449 $    1,910 $    342
Fixed maturity securities on which noncredit OTTI losses have been
  recognized.......................................................         23         61     (39)
Unrealized investment gains (losses) during the year...............    (3,452)      1,374    3,138
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition.......................        739      (414)    (292)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI............................................................        (5)        (5)        4
 DAC and VOBA......................................................        397      (162)    (390)
 Deferred income tax benefit (expense) related to noncredit OTTI
   losses recognized in AOCI.......................................        (6)       (20)       12
 Deferred income tax benefit (expense).............................        767      (295)    (865)
                                                                    ---------- ---------- --------
Balance at December 31,............................................ $      912 $    2,449 $  1,910
                                                                    ========== ========== ========
Change in net unrealized investment gains (losses)................. $  (1,537) $      539 $  1,568
                                                                    ========== ========== ========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholders' equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                         ---------------------
                                                            2013       2012
                                                         ---------- ----------
                                                             (In millions)
 Securities on loan: (1)
  Amortized cost........................................ $    5,931 $    6,154
  Estimated fair value.................................. $    5,984 $    7,339
 Cash collateral on deposit from counterparties (2)..... $    6,140 $    7,502
 Security collateral on deposit from counterparties (3). $       -- $       51
 Reinvestment portfolio -- estimated fair value......... $    6,145 $    7,533

--------

(1)Included within fixed maturity securities, short-term investments, cash and cash equivalents and equity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments and fixed maturity securities and at carrying value for mortgage loans at:

                                                                 December 31,
                                                             ---------------------
                                                                2013       2012
                                                             ---------- ----------
                                                                 (In millions)
Invested assets on deposit (regulatory deposits) (1)........ $       56 $       58
Invested assets pledged as collateral (2)...................      1,901      1,569
                                                             ---------- ----------
 Total invested assets on deposit and pledged as collateral. $    1,957 $    1,627
                                                             ========== ==========

--------

(1)See Note 1 for information about invested assets that became restricted under the MetLife Insurance Company of Connecticut plan to withdraw its New York license on January 1, 2014.

(2)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see Note 8).

    See "-- Securities Lending" for securities on loan.

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

  The Company's PCI fixed maturity securities were as follows at:

                                                         December 31,
                                                     ---------------------
                                                        2013       2012
                                                     ---------- ----------
                                                         (In millions)
     Outstanding principal and interest balance (1). $      648 $      560
     Carrying value (2)............................. $      498 $      459

--------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
  Contractually required payments (including interest). $      238 $      172
  Cash flows expected to be collected (1).............. $      183 $       88
  Fair value of investments acquired................... $      128 $       55

--------

(1)Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
   Accretable yield, January 1,........................ $      309 $      320
   Investments purchased...............................         55         33
   Accretion recognized in earnings....................       (24)       (18)
   Disposals...........................................        (8)        (4)
   Reclassification (to) from nonaccretable difference.       (24)       (22)
                                                        ---------- ----------
   Accretable yield, December 31,...................... $      308 $      309
                                                        ========== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $2.6 billion at December 31, 2013. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $862 million at December 31, 2013. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended
December 31, 2013, 2012 and 2011. Aggregate total assets of these entities totaled $217.3 billion and $178.3 billion at December 31, 2013 and 2012, respectively. Aggregate total liabilities of these entities totaled $16.3 billion and $12.4 billion at December 31, 2013 and 2012, respectively. Aggregate net income (loss) of these entities totaled $20.9 billion, $13.1 billion and $7.1 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Consolidated VIEs

   The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                        December 31,
                                                      -----------------
                                                        2013     2012
                                                      -------- --------
                                                        (In millions)
         CSEs: (1)
         Assets:
          Mortgage loans (commercial mortgage loans). $  1,598 $  2,666
          Accrued investment income..................        9       13
                                                      -------- --------
            Total assets............................. $  1,607 $  2,679
                                                      ======== ========
         Liabilities:
          Long-term debt............................. $  1,461 $  2,559
          Other liabilities..........................        7       13
                                                      -------- --------
            Total liabilities........................ $  1,468 $  2,572
                                                      ======== ========

--------

(1)The Company consolidates entities that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company's exposure was limited to that of its remaining investment in these entities of $120 million and $92 million at estimated fair value at December 31, 2013 and 2012, respectively. The long-term debt bears interest primarily at fixed rates ranging from 2.25% to 5.57%, payable primarily on a monthly basis. Interest expense related to these obligations, included in other expenses, was $122 million, $163 million and $322 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                December 31,
                                                 -------------------------------------------
                                                         2013                  2012
                                                 --------------------- ---------------------
                                                             Maximum               Maximum
                                                 Carrying   Exposure   Carrying   Exposure
                                                  Amount   to Loss (1)  Amount   to Loss (1)
                                                 --------- ----------- --------- -----------
                                                                (In millions)
Fixed maturity securities AFS:
 Structured securities (RMBS, ABS and CMBS) (2). $   8,393  $   8,393  $  10,347  $  10,347
 U.S. and foreign corporate.....................       468        468        651        651
Other limited partnership interests.............     1,651      2,077      1,408      1,930
Real estate joint ventures......................        41         45         71         74
Other invested assets...........................         9         44         --         --
                                                 ---------  ---------  ---------  ---------
 Total.......................................... $  10,562  $  11,027  $  12,477  $  13,002
                                                 =========  =========  =========  =========

--------

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For its investments in other invested assets, the Company's return is in the form of income tax credits. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitment. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 15, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                                          2013     2012    2011
                                                                          ------  ------  ------
                                                                            (In millions)
Investment income:
 Fixed maturity securities.............................................. $2,102   $2,143  $2,147
 Equity securities......................................................     12        9      10
 Mortgage loans.........................................................    344      357     347
 Policy loans...........................................................     55       59      63
 Real estate and real estate joint ventures.............................     56       83      24
 Other limited partnership interests....................................    266      167     176
 Cash, cash equivalents and short-term investments......................      4        5       5
 International joint ventures...........................................    (5)      (2)     (5)
 Other..................................................................     --      (2)       4
                                                                          ------  ------  ------
   Subtotal.............................................................  2,834    2,819   2,771
 Less: Investment expenses..............................................    114      101     100
                                                                          ------  ------  ------
   Subtotal, net........................................................  2,720    2,718   2,671
                                                                          ------  ------  ------
FVO securities--FVO contractholder-directed unit-linked investments (1).     --       62      71
 FVO CSEs--interest income--commercial mortgage loans...................    132      172     332
                                                                          ------  ------  ------
   Subtotal.............................................................    132      234     403
                                                                          ------  ------  ------
     Net investment income.............................................. $2,852   $2,952  $3,074
                                                                          ======  ======  ======

--------

(1)There were no changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income for both the years ended December 31, 2013 and 2012. Changes in estimated fair value subsequent to purchase for securities included in net investment income were ($11) million for the year ended December 31, 2011.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                              Years Ended December 31,
                                                                            --------------------------
                                                                             2013     2012      2011
                                                                             ------   -------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Transportation........................................................ $  (3)   $  (16)   $   --
     Finance...............................................................    (3)       (7)      (9)
     Utility...............................................................     --       (3)       --
     Communications........................................................     --       (2)     (11)
     Industrial............................................................     --       (1)      (2)
                                                                             ------   -------  ------
       Total U.S. and foreign corporate securities.........................    (6)      (29)     (22)
   RMBS....................................................................   (14)      (20)     (17)
   ABS.....................................................................     --        --      (5)
   CMBS....................................................................     --        --      (3)
                                                                             ------   -------  ------
 OTTI losses on fixed maturity securities recognized in earnings...........   (20)      (49)     (47)
 Fixed maturity securities -- net gains (losses) on sales and disposals....     58       145       81
                                                                             ------   -------  ------
        Total gains (losses) on fixed maturity securities..................     38        96       34
                                                                             ------   -------  ------
Total gains (losses) on equity securities:
 Total OTTI losses recognized -- by sector:
   Non-redeemable preferred stock..........................................    (3)        --      (6)
   Common stock............................................................    (2)       (9)      (2)
                                                                             ------   -------  ------
 OTTI losses on equity securities recognized in earnings...................    (5)       (9)      (8)
 Equity securities -- net gains (losses) on sales and disposals............     10         5     (13)
                                                                             ------   -------  ------
        Total gains (losses) on equity securities..........................      5       (4)     (21)
                                                                             ------   -------  ------
 Mortgage loans............................................................      5        27       26
 Real estate and real estate joint ventures................................      2       (3)      (1)
 Other limited partnership interests.......................................    (6)       (2)      (5)
 Other investment portfolio gains (losses).................................      8         4      (9)
                                                                             ------   -------  ------
        Subtotal -- investment portfolio gains (losses)....................     52       118       24
                                                                             ------   -------  ------
FVO CSEs:
 Commercial mortgage loans.................................................   (56)         7     (84)
 Long-term debt -- related to commercial mortgage loans....................     88        27       93
Non-investment portfolio gains (losses)....................................    (2)        --        2
                                                                             ------   -------  ------
        Subtotal FVO CSEs and non-investment portfolio gains (losses)......     30        34       11
                                                                             ------   -------  ------
          Total net investment gains (losses).............................. $   82   $   152   $   35
                                                                             ======   =======  ======

   See "-- Variable Interest Entities" for discussion of CSEs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

   Gains (losses) from foreign currency transactions included within net investment gains (losses) was less than $1 million, $2 million and ($7) million for the years ended December 31, 2013, 2012 and 2011, respectively.

 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                     Years Ended December 31,
                             -------------------------------------------------------------------------
                               2013    2012     2011    2013    2012   2011    2013    2012     2011
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
                             Fixed Maturity Securities   Equity Securities             Total
                             ------------------------- --------------------- -------------------------
                                                           (In millions)
Proceeds.................... $ 11,051 $ 6,690 $ 11,634 $    75 $   39 $  190 $ 11,126 $ 6,729 $ 11,824
                             ======== ======= ======== ======= ====== ====== ======== ======= ========
Gross investment gains...... $    189 $   186 $    182 $    19 $    9 $    9 $    208 $   195 $    191
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Gross investment losses.....    (131)    (41)    (101)     (9)    (4)   (22)    (140)    (45)    (123)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Total OTTI losses:
  Credit-related............     (17)    (42)     (38)      --     --     --     (17)    (42)     (38)
  Other (1).................      (3)     (7)      (9)     (5)    (9)    (8)      (8)    (16)     (17)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
   Total OTTI losses........     (20)    (49)     (47)     (5)    (9)    (8)     (25)    (58)     (55)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
    Net investment gains
     (losses)............... $     38 $    96 $     34 $     5 $  (4) $ (21) $     43 $    92 $     13
                             ======== ======= ======== ======= ====== ====== ======== ======= ========

--------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                  Years Ended December 31,
                                                                 ---------------------------
                                                                     2013          2012
                                                                 ------------- -------------
                                                                        (In millions)
Balance at January 1,........................................... $          59 $          55
Additions:
 Initial impairments -- credit loss OTTI recognized on
   securities not previously impaired...........................             1             6
 Additional impairments -- credit loss OTTI recognized on
   securities previously impaired...............................            12            15
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........          (15)          (17)
                                                                 ------------- -------------
Balance at December 31,......................................... $          57 $          59
                                                                 ============= =============

 Related Party Investment Transactions

  The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                       2013    2012    2011
                                                                     -------- ------- -------
                                                                          (In millions)
Estimated fair value of invested assets transferred to affiliates... $    874 $    -- $    --
Amortized cost of invested assets transferred to affiliates......... $    827 $    -- $    --
Net investment gains (losses) recognized on transfers............... $     47 $    -- $    --
Estimated fair value of invested assets transferred from affiliates. $    834 $    -- $    33

  Included within the transfers to affiliates in 2013 and transfers from affiliates in 2013 was $739 million and $751 million, respectively, related to the establishment of a custodial account to secure certain policyholder liabilities. See Note 1.

  The Company has affiliated loans outstanding to wholly-owned real estate subsidiaries of an affiliate, MLIC, which are included in mortgage loans, with a carrying value of $364 million and $306 million at December 31, 2013 and 2012, respectively. Two loans issued in 2013 totaling $60 million bear interest at one-month LIBOR + 4.50% with quarterly interest only payments of less than $1 million through January 2017, when the principal balance is due. A loan with a carrying value of $110 million, at both December 31, 2013 and 2012, bears interest at one-month LIBOR + 1.95% with quarterly interest only payments of $1 million through January 2015, when the principal balance is due. A loan with a carrying value of $134 million and $136 million at December 31, 2013 and 2012, respectively, bears interest at 7.26% due in quarterly principal and interest payments of $3 million through January 2020, when the principal balance is due. A loan with a carrying value of $60 million, at both December 31, 2013 and 2012, bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. These affiliated loans are secured by interests in the real estate

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from these affiliated loans was $16 million, $17 million and $14 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $430 million at both December 31, 2013 and 2012. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loans of $305 million, issued by MetLife Insurance Company of Connecticut and $125 million, issued by MLI-USA, are due on July 15, 2021 and December 16, 2021, respectively, and bear interest, payable semi-annually, at 5.64% and 5.86%, respectively. Net investment income from these affiliated loans was $25 million, $25 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  In July 2013, the Company committed to lend up to $1.8 billion to Exeter, an affiliate, pursuant to a note purchase agreement. Pursuant to the agreement, MetLife Insurance Company of Connecticut committed to purchase up to $1.3 billion of notes and MLI-USA committed to purchase up to $438 million of notes through December 31, 2014. The notes will be due not later than three years after issuance. The repayment of any notes issued pursuant to this agreement is guaranteed by MetLife. In October 2013, pursuant to this agreement, the Company issued loans to Exeter which are included in other invested assets, totaling $500 million at December 31, 2013. The loans of $375 million, issued by MetLife Insurance Company of Connecticut, and $125 million, issued by MLI-USA, are both due October 15, 2015, and bear interest, payable semi-annually, at 2.47%. Net investment income from this loan was $3 million at December 31, 2013. The remaining total commitment to lend is $1.2 billion with $925 million committed by MetLife Insurance Company of Connecticut and $313 million committed by MLI-USA at December 31, 2013.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $68 million for both years ended December 31, 2013 and 2012 and $67 million for the year ended December 31, 2011. The Company also had additional affiliated net investment income of $1 million for the year ended December 31, 2013 and less than $1 million for both of the years ended December 31, 2012 and 2011.

8. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 9 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

  The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, futures and forwards.

  Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

  The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

  In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

  Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps. The Company utilizes inflation swaps in non-qualifying hedging relationships.

  The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

   To a lesser extent, the Company uses foreign currency forwards in non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

   To a lesser extent, the Company uses credit forwards to lock in the price to be paid for forward purchases of certain securities. The Company utilizes credit forwards in cash flow hedging relationships.

 Equity Derivatives

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps and exchange-traded equity futures.

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in non-qualifying hedging relationships.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

   To a lesser extent, the Company also uses total rate of return swaps ("TRRs") to hedge its equity market guarantees in certain of its insurance products. The Company utilizes TRRs in non-qualifying hedging relationships.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                     December 31,
                                                             -------------------------------------------------------------
                                                                          2013                           2012
                                                             ------------------------------ ------------------------------
                                                                       Estimated Fair Value           Estimated Fair Value
                                                                       --------------------           --------------------
                                                             Notional                       Notional
                           Primary Underlying Risk Exposure   Amount    Assets  Liabilities  Amount    Assets  Liabilities
                           --------------------------------  --------- -------- ----------- --------- -------- -----------
                                                                                     (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
  Interest rate swaps..... Interest rate.................... $     436 $      5    $     10 $     538 $     28   $       9
  Foreign currency swaps.. Foreign currency exchange rate...       122       --          13       122       --          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................          558        5          23       660       28          23
                                                             --------- --------    -------- --------- --------   ---------
Cash flow hedges:
  Interest rate swaps..... Interest rate....................       537        6          32       658       99          --
  Interest rate forwards.. Interest rate....................       245        3           4       410       81          --
  Foreign currency swaps.. Foreign currency exchange rate...       544       25          35       524       16          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................        1,326       34          71     1,592      196          14
                                                             --------- --------    -------- --------- --------   ---------
    Total qualifying hedges.............................         1,884       39          94     2,252      224          37
                                                             --------- --------    -------- --------- --------   ---------
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps....... Interest rate....................    22,262      881         441    16,869    1,254         513
Interest rate floors...... Interest rate....................    17,604      103          99    15,136      318         274
Interest rate caps........ Interest rate....................     9,651       36          --     9,031       11          --
Interest rate futures..... Interest rate....................     1,443       --           3     2,771       --           7
Foreign currency swaps.... Foreign currency exchange rate...       882       52          41       811       60          35
Foreign currency forwards. Foreign currency exchange rate...        56       --           1       139       --           4
Credit default
 swaps -- purchased....... Credit...........................       157       --           1       162       --           2
Credit default
 swaps -- written......... Credit...........................     2,243       38          --     2,456       23           1
Equity futures............ Equity market....................       778       --           3     1,075       --          27
Equity options............ Equity market....................     3,597      305          42     2,845      469           1
Variance swaps............ Equity market....................     2,270        6          94     2,346       11          62
TRRs...................... Equity market....................       462       --          22       300       --           7
                                                             --------- --------    -------- --------- --------   ---------
   Total non-designated or non-qualifying derivatives....       61,405    1,421         747    53,941    2,146         933
                                                             --------- --------    -------- --------- --------   ---------
    Total...............................................     $  63,289 $  1,460    $    841 $  56,193 $  2,370   $     970
                                                             ========= ========    ======== ========= ========   =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

  Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                             ---------------------------------
                                                 2013         2012      2011
                                             ------------- ---------- --------
                                                       (In millions)
 Derivatives and hedging gains (losses) (1). $       (958) $    (289) $    846
 Embedded derivatives.......................          (94)      1,292      250
                                             ------------- ---------- --------
  Total net derivative gains (losses)....... $     (1,052) $    1,003 $  1,096
                                             ============= ========== ========

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

  The following table presents earned income on derivatives:

                                                      Years Ended December 31,
                                                     ---------------------------
                                                       2013      2012     2011
                                                     --------- -------- --------
                                                            (In millions)
Qualifying hedges:
 Net investment income.............................. $       2 $      2 $      2
 Interest credited to policyholder account balances.         2       18       41
Non-qualifying hedges:
 Net derivative gains (losses)......................        79      127       83
 Policyholder benefits and claims...................      (17)      (6)       --
                                                     --------- -------- --------
   Total............................................ $      66 $    141 $    126
                                                     ========= ======== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

    The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                               Net     Policyholder
                                             Net Derivative Investment Benefits and
                                             Gains (Losses) Income (1)  Claims (2)
                                             -------------- ---------- ------------
                                                         (In millions)
Year Ended December 31, 2013:
 Interest rate derivatives..................   $      (558)  $      --   $     (26)
 Foreign currency exchange rate derivatives.           (24)         --           --
 Credit derivatives -- purchased............             --         --           --
 Credit derivatives -- written..............             27         --           --
 Equity derivatives.........................          (486)        (7)         (90)
                                               ------------  ---------   ----------
   Total....................................   $    (1,041)  $     (7)   $    (116)
                                               ============  =========   ==========
Year Ended December 31, 2012:
 Interest rate derivatives..................   $        (5)  $      --   $       --
 Foreign currency exchange rate derivatives.            (4)         --           --
 Credit derivatives -- purchased............           (11)         --           --
 Credit derivatives -- written..............             41         --           --
 Equity derivatives.........................          (413)        (4)         (51)
                                               ------------  ---------   ----------
   Total....................................   $      (392)  $     (4)   $     (51)
                                               ============  =========   ==========
Year Ended December 31, 2011:
 Interest rate derivatives..................   $        701  $      --   $       --
 Foreign currency exchange rate derivatives.             27         --           --
 Credit derivatives -- purchased............             13         --           --
 Credit derivatives -- written..............           (13)         --           --
 Equity derivatives.........................             45        (7)          (4)
                                               ------------  ---------   ----------
   Total....................................   $        773  $     (7)   $      (4)
                                               ============  =========   ==========

--------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

(2)Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

Fair Value Hedges

  The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated liabilities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

                                                         Net Derivative  Net Derivative Ineffectiveness
                                                         Gains (Losses)  Gains (Losses)  Recognized in
Derivatives in Fair Value   Hedged Items in Fair Value     Recognized    Recognized for Net Derivative
Hedging Relationships         Hedging Relationships      for Derivatives  Hedged Items  Gains (Losses)
-------------------------  ----------------------------- --------------- -------------- ---------------
                                                                         (In millions)
Year Ended December 31, 2013:
Interest rate swaps:       Fixed maturity securities....  $            7 $          (9)  $          (2)
                           Policyholder liabilities (1).            (30)             28             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).               2            (2)              --
                                                          -------------- --------------  --------------
  Total...............................................    $         (21) $           17  $          (4)
                                                          ============== ==============  ==============
Year Ended December 31, 2012:
Interest rate swaps:       Fixed maturity securities....  $          (3) $            1  $          (2)
                           Policyholder liabilities (1).            (10)              8             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (29)             20             (9)
                                                          -------------- --------------  --------------
  Total...............................................    $         (42) $           29  $         (13)
                                                          ============== ==============  ==============
Year Ended December 31, 2011:
Interest rate swaps:       Fixed maturity securities....  $          (7) $            5  $          (2)
                           Policyholder liabilities (1).              36           (38)             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (52)             30            (22)
                                                          -------------- --------------  --------------
  Total...............................................    $         (23) $          (3)  $         (26)
                                                          ============== ==============  ==============

--------

(1)Fixed rate liabilities reported in PABs or future policy benefits.

(2)Fixed rate or floating rate liabilities.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities;
(iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). These amounts were $0 for both years ended December 31, 2013 and 2012 and $1 million for the year ended December 31, 2011.

  At December 31, 2013 and 2012, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed six years and seven years, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  At December 31, 2013 and 2012, the balance in AOCI associated with cash flow hedges was $39 million and $243 million, respectively.

  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholders' equity:

                                                    Amount and Location        Amount and Location
                            Amount of Gains          of Gains (Losses)          of Gains (Losses)
Derivatives in Cash Flow  (Losses) Deferred in       Reclassified from        Recognized in Income
Hedging Relationships     AOCI on Derivatives     AOCI into Income (Loss)     (Loss) on Derivatives
------------------------  -------------------- ----------------------------- -----------------------
                          (Effective Portion)       (Effective Portion)       (Ineffective Portion)
-                         -------------------- ----------------------------- -----------------------
                                               Net Derivative Net Investment     Net Derivative
                                               Gains (Losses)     Income         Gains (Losses)
                                               -------------- -------------- -----------------------
                                                       (In millions)
Year Ended December 31, 2013:
Interest rate swaps......  $            (120)   $         --  $          --  $                    --
Interest rate forwards...                (57)              9              1                       --
Foreign currency swaps...                (15)             --             --                        1
Credit forwards..........                 (1)             --              1                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $            (193)   $          9  $           2  $                     1
                          ==================== ============== ============== =======================
Year Ended December 31, 2012:
Interest rate swaps......  $               21   $         --  $          --  $                     1
Interest rate forwards...                   1              1              1                       --
Foreign currency swaps...                (15)              1             --                      (1)
Credit forwards..........                  --             --             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $                7   $          2  $           1  $                    --
                          ==================== ============== ============== =======================
Year Ended December 31, 2011:
Interest rate swaps......  $              132   $          1  $          --  $                    --
Interest rate forwards...                 208              9             --                        1
Foreign currency swaps...                  17            (2)             --                       --
Credit forwards..........                  --              1             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $              357   $          9  $          --  $                     1
                          ==================== ============== ============== =======================

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2013, $1 million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $2.2 billion and $2.5 billion at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2013 and 2012, the Company would have received $38 million and $22 million, respectively, to terminate all of these contracts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $       3    $         115          2.7  $       3   $          167          3.2
Credit default swaps
  referencing indices........          6              650          1.1         10              650          2.1
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          9              765          1.3         13              817          2.3
                              ---------- ----------------              ---------- ----------------
Baa
Single name credit default
  swaps (corporate)..........          8              446          3.0          4              479          3.8
Credit default swaps
  referencing indices........         18              996          4.9          5            1,124          4.8
                              ---------- ----------------              ---------- ----------------
 Subtotal....................         26            1,442          4.3          9            1,603          4.5
                              ---------- ----------------              ---------- ----------------
B
Single name credit default
  swaps (corporate)..........         --               --           --         --               --           --
Credit default swaps
  referencing indices........          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
   Total.....................  $      38    $       2,243          3.3  $      22   $        2,456          3.8
                              ========== ================              ========== ================

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 9 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                   December 31, 2013    December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar  -------------------- --------------------
Arrangement                                                        Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------  -------- ----------- -------- -----------
                                                                                (In millions)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $  1,450    $    851 $  2,436    $    982
  OTC-cleared (1)................................................       50           9       --          --
  Exchange-traded................................................       --           6       --          34
                                                                  --------    -------- --------    --------
    Total gross estimated fair value of derivatives (1)..........    1,500         866    2,436       1,016
 Amounts offset in the consolidated balance sheets...............       --          --       --          --
                                                                  --------    -------- --------    --------
 Estimated fair value of derivatives presented in the
   consolidated balance sheets (1)...............................    1,500         866    2,436       1,016
 Gross amounts not offset in the consolidated balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................    (670)       (670)    (838)       (838)
  OTC-cleared....................................................      (8)         (8)       --          --
  Exchange-traded................................................       --          --       --          --
 Cash collateral: (3)
  OTC-bilateral..................................................    (216)          --    (897)          --
  OTC-cleared....................................................     (40)         (1)       --          --
  Exchange-traded................................................       --         (5)       --        (34)
 Securities collateral: (4)
  OTC-bilateral..................................................    (554)       (160)    (689)       (121)
  OTC-cleared....................................................       --          --       --          --
  Exchange-traded................................................       --         (1)       --          --
                                                                  --------    -------- --------    --------
 Net amount after application of master netting agreements and
   collateral.................................................... $     12    $     21 $     12    $     23
                                                                  ========    ======== ========    ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $40 million and $66 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $25 million and $46 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the consolidated balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $21 million and $0, respectively, and provided excess cash collateral of $19 million and $53 million, respectively, which is not included in the table above due to the foregoing limitation.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the consolidated balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $34 million and $0, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2013 and 2012, the Company provided excess securities collateral with an estimated fair value of $1 million and $0, respectively, for its OTC-bilateral derivatives, $29 million and $0, respectively, for its OTC-cleared derivatives and $46 million and $0, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                               Estimated
                                             Fair Value of
                                          Collateral Provided: Fair Value of Incremental Collateral Provided Upon:
                                          -------------------- ---------------------------------------------------
                                                                                          Downgrade in the
                                                                                    Company's Financial Strength
                                                                   One Notch           Rating to a Level that
                         Estimated                                Downgrade in        Triggers Full Overnight
                       Fair Value of                             the Company's          Collateralization or
                     Derivatives in Net      Fixed Maturity    Financial Strength        Termination of the
                   Liability Position (1)      Securities            Rating             Derivative Position
                   ---------------------- -------------------- ------------------   ----------------------------
                                                          (In millions)
December 31, 2013          $          181       $          161      $          --             $                2
December 31, 2012          $          143       $          121      $           2             $               28

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; affiliated assumed reinsurance of guaranteed minimum benefits related to GMWBs and certain GMIBs; funds withheld on ceded reinsurance; and certain debt and equity securities.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                     December 31,
                                                                  -------------------
                                        Balance Sheet Location       2013      2012
                                       -------------------------- ---------- --------
                                                                     (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $      912 $  3,551
  Options embedded in debt or equity
   securities......................... Investments...............       (30)     (14)
                                                                  ---------- --------
   Net embedded derivatives within asset host contracts.......    $      882 $  3,537
                                                                  ========== ========
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (1,232) $    705
  Assumed guaranteed minimum benefits. PABs......................       (13)        4
  Funds withheld on ceded reinsurance. Other liabilities.........         34      552
                                                                  ---------- --------
   Net embedded derivatives within liability host contracts...    $  (1,211) $  1,261
                                                                  ========== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents changes in estimated fair value related to embedded derivatives:

                                               Years Ended December 31,
                                         -------------------------------------
                                             2013         2012        2011
                                         ------------- ----------- -----------
                                                     (In millions)
  Net derivative gains (losses) (1) (2). $        (94) $     1,292 $       250

--------

(1)The valuation of direct and assumed guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($156) million, ($235) million and $354 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were $76 million, $124 million and ($476) million for the years ended
   December 31, 2013, 2012 and 2011, respectively.

(2)See Note 6 for discussion of affiliated net derivative gains (losses) included in the table above.

9. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The Company defines
                          active markets based on average
                          trading volume for equity securities.
                          The size of the bid/ask spread is
                          used as an indicator of market
                          activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

                                                                            December 31, 2013
                                                              ----------------------------------------------
                                                                   Fair Value Hierarchy
                                                              ------------------------------
                                                                                             Total Estimated
                                                              Level 1   Level 2    Level 3     Fair Value
                                                              -------- ---------- ---------- ---------------
                                                                              (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   15,454 $    1,248    $     16,702
  Foreign corporate..........................................       --      7,783        734           8,517
  U.S. Treasury and agency...................................    4,365      3,929         --           8,294
  RMBS.......................................................       --      4,266        422           4,688
  State and political subdivision............................       --      2,224         --           2,224
  ABS........................................................       --      1,682        419           2,101
  CMBS.......................................................       --      1,532         72           1,604
  Foreign government.........................................       --      1,122         --           1,122
                                                              -------- ---------- ----------    ------------
   Total fixed maturity securities...........................    4,365     37,992      2,895          45,252
                                                              -------- ---------- ----------    ------------
Equity securities:
  Non-redeemable preferred stock.............................       --        136         81             217
  Common stock...............................................       86         84         31             201
                                                              -------- ---------- ----------    ------------
   Total equity securities...................................       86        220        112             418
                                                              -------- ---------- ----------    ------------
Short-term investments (1)...................................      391      1,671         --           2,062
Mortgage loans held by CSEs -- FVO...........................       --      1,598         --           1,598
Other invested assets:
  FVO securities.............................................       --          9         --               9
  Derivative assets: (2)
   Interest rate.............................................       --      1,011         23           1,034
   Foreign currency exchange rate............................       --         77         --              77
   Credit....................................................       --         32          6              38
   Equity market.............................................       --        305          6             311
                                                              -------- ---------- ----------    ------------
     Total derivative assets.................................       --      1,425         35           1,460
                                                              -------- ---------- ----------    ------------
      Total other invested assets............................       --      1,434         35           1,469
Net embedded derivatives within asset host contracts (3).....       --         --        912             912
Separate account assets (4)..................................      259     97,368        153          97,780
                                                              -------- ---------- ----------    ------------
      Total assets........................................... $  5,101 $  140,283 $    4,107    $    149,491
                                                              ======== ========== ==========    ============
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      3 $      574 $       12    $        589
  Foreign currency exchange rate.............................       --         90         --              90
  Credit.....................................................       --          1         --               1
  Equity market..............................................        3         64         94             161
                                                              -------- ---------- ----------    ------------
   Total derivative liabilities..............................        6        729        106             841
                                                              -------- ---------- ----------    ------------
Net embedded derivatives within liability host contracts (3).       --         --    (1,211)         (1,211)
Long-term debt of CSEs.......................................       --      1,461         --           1,461
                                                              -------- ---------- ----------    ------------
      Total liabilities...................................... $      6 $    2,190 $  (1,105)    $      1,091
                                                              ======== ========== ==========    ============

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                                                           December 31, 2012
                                                              --------------------------------------------
                                                                  Fair Value Hierarchy
                                                              ----------------------------
                                                                                           Total Estimated
                                                              Level 1   Level 2   Level 3    Fair Value
                                                              -------- ---------- -------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   17,461 $  1,434     $    18,895
  Foreign corporate..........................................       --      8,577      868           9,445
  U.S. Treasury and agency...................................    5,082      3,782       --           8,864
  RMBS.......................................................       --      5,460      278           5,738
  State and political subdivision............................       --      2,304       25           2,329
  ABS........................................................       --      1,910      343           2,253
  CMBS.......................................................       --      2,231      125           2,356
  Foreign government.........................................       --      1,085        3           1,088
                                                              -------- ---------- --------     -----------
    Total fixed maturity securities..........................    5,082     42,810    3,076          50,968
                                                              -------- ---------- --------     -----------
Equity securities:
  Non-redeemable preferred stock.............................       --         47       93             140
  Common stock...............................................       70         81       26             177
                                                              -------- ---------- --------     -----------
    Total equity securities..................................       70        128      119             317
                                                              -------- ---------- --------     -----------
Short-term investments (1)...................................    1,233      1,285       13           2,531
Mortgage loans held by CSEs -- FVO...........................       --      2,666       --           2,666
Other invested assets:
  FVO securities.............................................       --          9       --               9
  Derivative assets: (2)
    Interest rate............................................       --      1,643      148           1,791
    Foreign currency exchange rate...........................       --         76       --              76
    Credit...................................................       --         13       10              23
    Equity market............................................       --        469       11             480
                                                              -------- ---------- --------     -----------
     Total derivative assets.................................       --      2,201      169           2,370
                                                              -------- ---------- --------     -----------
       Total other invested assets...........................       --      2,210      169           2,379
Net embedded derivatives within asset host contracts (3).....       --         --    3,551           3,551
Separate account assets (4)..................................      201     85,772      141          86,114
                                                              -------- ---------- --------     -----------
       Total assets.......................................... $  6,586 $  134,871 $  7,069     $   148,526
                                                              ======== ========== ========     ===========
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      7 $      767 $     29     $       803
  Foreign currency exchange rate.............................       --         67       --              67
  Credit.....................................................       --          3       --               3
  Equity market..............................................       27          8       62              97
                                                              -------- ---------- --------     -----------
    Total derivative liabilities.............................       34        845       91             970
                                                              -------- ---------- --------     -----------
Net embedded derivatives within liability host contracts (3).       --         --    1,261           1,261
Long-term debt of CSEs.......................................       --      2,559       --           2,559
                                                              -------- ---------- --------     -----------
       Total liabilities..................................... $     34 $    3,404 $  1,352     $     4,790
                                                              ======== ========== ========     ===========

--------

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(1)Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)Net embedded derivatives within asset host contracts are presented primarily within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented primarily within PABs and other liabilities in the consolidated balance sheets. At December 31, 2013 and 2012, equity securities also included embedded derivatives of ($30) million and ($14) million, respectively.

(4)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to MetLife Insurance Company of Connecticut's Audit Committee regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

  fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 11% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities, Short-term Investments and Long-term Debt of CSEs

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The estimated fair value of long-term debt of CSEs is determined on a basis consistent with the methodologies described herein for securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common and non-redeemable preferred stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

    Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on independent non-binding broker quotations and inputs, including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on matrix pricing that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads.

   Common and non-redeemable preferred stock

     These securities, including privately-held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Mortgage Loans Held by CSEs -- FVO

    The Company consolidates certain securitization entities that hold commercial mortgage loans.

  Level 2 Valuation Techniques and Key Inputs:

    These investments are principally valued using the market approach. The principal market for these investments is the securitization market. The Company uses the quoted securitization market price of the obligations of the CSEs to determine the estimated fair value of these commercial loan portfolios. These market prices are determined principally by independent pricing services using observable inputs.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets include: mutual funds, fixed maturity securities, equity securities, derivatives, other limited partnership interests, short-term investments and cash and cash equivalents.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

  Level 3 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are other limited partnership interests, which are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables that may impact the exit value of the particular partnership interest.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

 valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   Credit

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

   Equity market

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   Interest rate

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and basis curves.

   Credit

     Non-option-based. Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Equity market

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

 Embedded Derivatives

   Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The Company assumed, from an affiliated insurance company, the risk associated with certain GMIBs. These embedded derivatives are included in other policy-related balances in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these assumed risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

   The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities, Short-term Investments and Long-term Debt of CSEs." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct and assumed guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct and Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    For assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012, transfers between Levels 1 and 2 were not significant.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments or credit spreads.

    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                December 31, 2013
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                     (10) -     240      51
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (112) -     538     208
                                                             Offered quotes (5)                99  -     100     100
..                                Consensus pricing           Offered quotes (5)                33  -     103      87
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)               (96) -   2,406     295
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 10  -     100      95
                                 Consensus pricing           Offered quotes (5)                78  -     100      95
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)               341  -   1,879     746
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     104     101
                                 Consensus pricing           Offered quotes (5)               101  -     101     101
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                30  -     875     319
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 --  -     104     101
                                 Consensus pricing           Offered quotes (5)                58  -     106      98
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   248  -     450
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)                98  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  17%  -     28%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.04%  -   0.65%
                                                                Ages 61 - 115               0.26%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.03%  -   0.44%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                                December 31, 2012
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                       9  -     500     105
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (157) -     876     282
                                                             Offered quotes (5)               100  -     100     100
..                                Consensus pricing           Offered quotes (5)                35  -     555      96
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)                40  -   2,367     436
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     100     100
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)                10  -   9,164     413
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     104     102
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                --  -     900     152
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     102     100
                                 Consensus pricing           Offered quotes (5)                50  -     111     100
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   221  -     353
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)               100  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  18%  -     26%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.05%  -   0.64%
                                                                Ages 61 - 115               0.32%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.10%  -   0.67%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                             Impact of
                                                                                            Increase in
                                                                                             Input on
                                       Valuation                   Significant               Estimated
                                      Techniques               Unobservable Inputs         Fair Value (2)
                                ------------------------    ---------------------------    --------------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                    Decrease
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)         Decrease
                                                             Credit spreads (4)              Decrease
                                                             Offered quotes (5)              Increase
..                                Consensus pricing           Offered quotes (5)              Increase
                                --------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)            Decrease (8)
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                --------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)               Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:              Decrease (12)
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60               Decrease (12)
                                                                Ages 61 - 115              Decrease (12)
                                                             Lapse rates:
                                                                Durations 1 - 10           Decrease (13)
                                                                Durations 11 - 20          Decrease (13)
                                                                Durations 21 - 116         Decrease (13)
                                                             Utilization rates             Increase (14)
                                                             Withdrawal rates                      (15)
                                                             Long-term equity              Increase (16)
                                                               volatilities
                                                             Nonperformance                Decrease (17)
                                                               risk spread
                                --------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Represents the risk quoted in basis points of a credit default event on the underlying instrument. The range being provided is a single quoted spread in the valuation model. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(9)At both December 31, 2013 and 2012, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(10)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(11)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(12)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(16)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(17)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          ---------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                  Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ------------- -------- ----------- ------ ------- -----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $  1,434  $    868    $        -- $    278  $      25  $  343 $   125 $         3
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --             --        1         --       1       1          --
   Net investment gains (losses).........       --       (7)             --      (1)         --       2      --          --
   Net derivative gains (losses).........       --        --             --       --         --      --      --          --
  OCI....................................     (39)       (5)             --       13         --     (5)       3          --
Purchases (3)............................      150        53             --      170         --     184      37          --
Sales (3)................................    (243)     (129)             --     (49)        (2)    (53)    (71)         (3)
Issuances (3)............................       --        --             --       --         --      --      --          --
Settlements (3)..........................       --        --             --       --         --      --      --          --
Transfers into Level 3 (4)...............      218        30             --       14         --      --      --          --
Transfers out of Level 3 (4).............    (279)      (76)             --      (4)       (23)    (53)    (23)          --
                                          --------  --------    ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,248  $    734    $        -- $    422  $      --  $  419 $    72 $        --
                                          ========  ========    =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $     --    $        -- $      1  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $    (3)    $        -- $     --  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --    $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ----------------------------------------------------------------------------------
                                          Equity Securities:               Net Derivatives: (6)
                                          -------------------             -----------------------
                                             Non-
                                          redeemable                                                    Net        Separate
                                          Preferred   Common  Short-term  Interest        Equity     Embedded      Account
                                            Stock     Stock   Investments   Rate   Credit Market  Derivatives (7) Assets (8)
                                          ---------- -------- ----------- -------- ------ ------- --------------- ----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $       93 $     26 $       13  $   119  $   10 $  (51)   $       2,290  $    141
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --       --         --       --      --      --              --        --
   Net investment gains (losses).........         --        8         --       --      --      --              --         6
   Net derivative gains (losses).........         --       --         --     (16)     (4)    (40)             108        --
  OCI....................................         12        7         --     (58)      --      --              --        --
Purchases (3)............................          3        2         --       --      --      --              --         9
Sales (3)................................       (27)     (12)       (13)       --      --      --              --       (6)
Issuances (3)............................         --       --         --       --      --      --              --        --
Settlements (3)..........................         --       --         --     (19)      --       3            (59)        --
Transfers into Level 3 (4)...............         --       --         --       --      --      --              --         3
Transfers out of Level 3 (4).............         --       --         --     (15)      --      --              --        --
                                          ---------- -------- ----------  -------  ------ -------   -------------  --------
Balance at December 31,.................. $       81 $     31 $       --  $    11  $    6 $  (88)   $       2,123  $    153
                                          ========== ======== ==========  =======  ====== =======   =============  ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $       -- $     -- $       --  $    --  $   -- $    --   $          --  $     --
  Net investment gains (losses).......... $      (3) $    (2) $       --  $    --  $   -- $    --   $          --  $     --
  Net derivative gains (losses).......... $       -- $     -- $       --  $   (8)  $  (4) $  (36)   $        (83)  $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          -------------------------------------------------------------------------------
                                                                    Fixed Maturity Securities:
                                          -------------------------------------------------------------------------------
                                                                 U.S.               State and
                                            U.S.     Foreign   Treasury             Political                  Foreign
                                          Corporate Corporate and Agency    RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ----------- -------- ----------- ------ ------- -----------
                                                                           (In millions)
Year Ended December 31, 2012:
Balance at January 1,.................... $  1,432  $    580  $        -- $    239  $      23  $  220 $   147 $         2
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --           --       --         --      --      --          --
   Net investment gains (losses).........       --      (24)           --      (4)         --      --     (1)          --
   Net derivative gains (losses).........       --        --           --       --         --      --      --          --
  OCI....................................       66        44           --       39          2       8       6           1
Purchases (3)............................      227       269           --       61         --     148      22          --
Sales (3)................................    (183)      (56)           --     (63)         --    (15)    (71)          --
Issuances (3)............................       --        --           --       --         --      --      --          --
Settlements (3)..........................       --        --           --       --         --      --      --          --
Transfers into Level 3 (4)...............       76        68           --        6         --      --      39          --
Transfers out of Level 3 (4).............    (191)      (13)           --       --         --    (18)    (17)          --
                                          --------  --------  ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,434  $    868  $        -- $    278  $      25  $  343 $   125 $         3
                                          ========  ========  =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $      1  $        -- $     --  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $   (16)  $        -- $    (2)  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --  $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                    -----------------------------------------------------------------------------------
                                    Equity Securities:                Net Derivatives: (6)
                                    -------------------             ------------------------
                                       Non-
                                    redeemable                                                                Separate
                                    Preferred   Common  Short-term  Interest         Equity   Net Embedded    Account
                                      Stock     Stock   Investments   Rate   Credit  Market  Derivatives (7) Assets (8)
                                    ---------- -------- ----------- -------- ------ -------- --------------- ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance at January 1,.............. $       76 $     21  $       10  $  174  $ (1)  $     43   $       1,009   $    130
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income...........         --       --          --      --     --        --              --         --
   Net investment gains (losses)...         --      (2)          --      --     --        --              --         16
   Net derivative gains (losses)...         --       --          --       1     10      (91)           1,296         --
 OCI...............................         20        9          --       1     --        --              --         --
Purchases (3)......................         --       --          13      --     --        --              --          1
Sales (3)..........................        (3)      (2)        (10)      --     --        --              --        (5)
Issuances (3)......................         --       --          --    (10)     --        --              --         --
Settlements (3)....................         --       --          --    (47)     --       (3)            (15)         --
Transfers into Level 3 (4).........         --       --          --      --     --        --              --          1
Transfers out of Level 3 (4).......         --       --          --      --      1        --              --        (2)
                                    ---------- --------  ----------  ------  -----  --------   -------------   --------
Balance at December 31,............ $       93 $     26  $       13  $  119  $  10  $   (51)   $       2,290   $    141
                                    ========== ========  ==========  ======  =====  ========   =============   ========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
 Net investment income............. $       -- $     --  $       --  $   --  $  --  $     --   $          --   $     --
 Net investment gains (losses)..... $       -- $    (4)  $       --  $   --  $  --  $     --   $          --   $     --
 Net derivative gains (losses)..... $       -- $     --  $       --  $    3  $  11  $   (88)   $       1,305   $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          --------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          --------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                 Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS  Government
                                          --------- --------- ------------- -------- ----------- ------ ------ -----------
                                                                           (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $  1,510  $    880   $        34 $    282    $     32 $  321 $  130 $        14
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         6         1            --        1          --     --     --          --
   Net investment gains (losses).........        32      (20)            --      (5)          --    (6)     --          --
   Net derivative gains (losses).........        --        --            --       --          --     --     --          --
  OCI....................................        80        22            --      (9)         (8)      8     19          --
Purchases (3)............................        76       282            --       16          --    166     17          --
Sales (3)................................     (175)     (515)            --     (34)         (1)   (46)   (19)        (12)
Issuances (3)............................        --        --            --       --          --     --     --          --
Settlements (3)..........................        --        --            --       --          --     --     --          --
Transfers into Level 3 (4)...............        40         3            --        1          --     --     --          --
Transfers out of Level 3 (4).............     (137)      (73)          (34)     (13)          --  (223)     --          --
                                           --------  --------   ----------- --------    -------- ------ ------ -----------
Balance at December 31,..................  $  1,432  $    580   $        -- $    239    $     23 $  220 $  147 $         2
                                           ========  ========   =========== ========    ======== ====== ====== ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      6  $      1   $        -- $      1    $     -- $   -- $   -- $        --
  Net investment gains (losses)..........  $     --  $    (9)   $        -- $    (5)    $     -- $  (2) $   -- $        --
  Net derivative gains (losses)..........  $     --  $     --   $        -- $     --    $     -- $   -- $   -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                          Equity Securities:              Net Derivatives: (6)
                                          ------------------             -----------------------
                                             Non-
                                          redeemable                                                              Separate
                                          Preferred  Common  Short-term  Interest         Equity  Net Embedded    Account
                                            Stock    Stock   Investments   Rate   Credit  Market Derivatives (7) Assets (8)
                                          ---------- ------- ----------- -------- ------- ------ --------------- ----------
                                                                      (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $     214 $    22  $      173  $ (61)  $    11 $  12     $        677   $    133
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --      --          --      --       --    --               --         --
   Net investment gains (losses).........       (24)       2         (1)      --       --    --               --        (7)
   Net derivative gains (losses).........         --      --          --      50     (10)    32              254         --
  OCI....................................          1     (6)          --     199       --    --               --         --
Purchases (3)............................         --       9          10      --       --     3               --          5
Sales (3)................................      (115)     (6)       (172)      --       --    --               --        (1)
Issuances (3)............................         --      --          --      --      (1)   (4)               --         --
Settlements (3)..........................         --      --          --    (13)      (1)    --               78         --
Transfers into Level 3 (4)...............         --      --          --     (1)       --    --               --         --
Transfers out of Level 3 (4).............         --      --          --      --       --    --               --         --
                                           --------- -------  ----------  ------  ------- -----     ------------   --------
Balance at December 31,..................  $      76 $    21  $       10  $  174  $   (1) $  43     $      1,009   $    130
                                           ========= =======  ==========  ======  ======= =====     ============   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      -- $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net investment gains (losses)..........  $     (3) $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net derivative gains (losses)..........  $      -- $    --  $       --  $   39  $  (10) $  33     $        256   $     --

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(8)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Fair Value Option

   The following table presents information for certain assets and liabilities of CSEs, which are accounted for under the FVO. These assets and liabilities were initially measured at fair value.

                                                                             December 31,
                                                                           -----------------
                                                                              2013     2012
                                                                           -------- --------
                                                                             (In millions)
Assets: (1)
Unpaid principal balance.................................................. $  1,528 $  2,539
Difference between estimated fair value and unpaid principal balance......       70      127
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,598 $  2,666
                                                                           ======== ========
Liabilities: (1)
Contractual principal balance............................................. $  1,436 $  2,444
Difference between estimated fair value and contractual principal balance.       25      115
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,461 $  2,559
                                                                           ======== ========

--------

(1)These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs -- FVO is recognized in net investment income. Interest expense from long-term debt of CSEs -- FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level
3).

                                            At December 31,                Years Ended December 31,
                                         -------------------------------- --------------------------
                                          2013       2012       2011        2013     2012     2011
                                           ------     ------    -------   -------- --------- -------
                                         Carrying Value After Measurement       Gains (Losses)
                                         -------------------------------- --------------------------
                                                          (In millions)
Mortgage loans, net (1)................. $   36     $   65     $     8    $    (4) $       4 $     8
Other limited partnership interests (2). $    5     $    6     $     5    $    (6) $     (3) $   (2)
Real estate joint ventures (3).......... $    1     $    2     $    --    $    (1) $     (3) $    --
Goodwill (4)............................ $   --     $   --     $    --    $   (66) $   (394) $    --

--------

(1)Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(3)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next one to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(4)As discussed in Note 10, in 2013, the Company recorded an impairment of goodwill associated with the Retail Life & Other reporting unit. In addition, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit. These impairments have been categorized as Level 3 due to the significant unobservable inputs used in the determination of the estimated fair value.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                           December 31, 2013
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,120 $        -- $        -- $      6,427  $      6,427
Policy loans........................ $   1,219 $        -- $       872 $        407  $      1,279
Real estate joint ventures.......... $      55 $        -- $        -- $         98  $         98
Other limited partnership interests. $      78 $        -- $        -- $         89  $         89
Other invested assets............... $     931 $        -- $       995 $         --  $        995
Premiums, reinsurance and other
 receivables........................ $   5,928 $        -- $        24 $      6,282  $      6,306
Liabilities
PABs................................ $  20,875 $        -- $        -- $     21,987  $     21,987
Long-term debt...................... $     790 $        -- $     1,009 $         --  $      1,009
Other liabilities................... $     258 $        -- $        96 $        162  $        258
Separate account liabilities........ $   1,448 $        -- $     1,448 $         --  $      1,448

                                                           December 31, 2012
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,491 $        -- $        -- $      7,009  $      7,009
Policy loans........................ $   1,216 $        -- $       861 $        450  $      1,311
Real estate joint ventures.......... $      59 $        -- $        -- $        101  $        101
Other limited partnership interests. $      94 $        -- $        -- $        103  $        103
Other invested assets............... $     432 $        -- $       548 $         --  $        548
Premiums, reinsurance and other
 receivables........................ $   6,015 $        -- $        86 $      6,914  $      7,000
Liabilities
PABs................................ $  22,613 $        -- $        -- $     24,520  $     24,520
Long-term debt...................... $     791 $        -- $     1,076 $         --  $      1,076
Other liabilities................... $     237 $        -- $        81 $        156  $        237
Separate account liabilities........ $   1,296 $        -- $     1,296 $         --  $      1,296

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Long-term Debt

   The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 Other Liabilities

   Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

 Separate Account Liabilities

   Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

   Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

   Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

10. Goodwill

  Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Step 1 of the goodwill impairment process requires a comparison of the fair value of a reporting unit to its carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)

In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple valuation approach. When further corroboration is required, the Company uses a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

  The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit.

  The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company's results of operations or financial position.

  During the 2013 annual goodwill impairment tests, the market multiple and discounted cash flow valuation techniques indicated that the fair value of the Retail Life & Other reporting unit was below its carrying value. Due to these results, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was also performed. This appraisal also resulted in a fair value of the Retail Life & Other reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. An increase in required reserves on universal life products with secondary guarantees, together with modifications to financial reinsurance treaty terms, was reflected in the fair value estimate. In addition, decreased future sales assumptions reflected in the valuation were driven by the discontinuance of certain sales of universal life products with secondary guarantees by the Company. Accordingly, the Company performed Step 2 of the goodwill impairment process, which compares the implied fair value of goodwill with the carrying value of that goodwill in the reporting unit to calculate the amount of goodwill impairment. The Company determined that all of the recorded goodwill associated with the Retail Life & Other reporting unit was not recoverable and recorded a non-cash charge of $66 million ($57 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2013. The full amount was impaired at MetLife Insurance Company of Connecticut.

  In addition, the Company performed its annual goodwill impairment test of its Corporate Benefit Funding reporting unit using a market multiple valuation approach and concluded that the fair value of such reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)


  Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

                                            Corporate
                                             Benefit   Corporate
                                    Retail   Funding  & Other (1)  Total
                                   -------- --------- ----------- --------
                                                (In millions)
     Balance at January 1, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......       --      --          --         --
                                   --------  ------    --------   --------
      Total goodwill, net......... $    241  $  307    $    405   $    953

     Impairments (2)..............    (218)      --       (176)      (394)

     Balance at December 31, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (218)      --       (176)      (394)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     23  $  307    $    229   $    559
     Impairments                       (23)      --        (43)       (66)
     Balance at December 31, 2013.
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (241)      --       (219)      (460)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     --  $  307    $    186   $    493
                                   ========  ======    ========   ========

--------

(1)For purposes of goodwill impairment testing, the $229 million of net goodwill in Corporate & Other at December 31, 2012, which resulted from goodwill acquired as part of the 2005 Travelers acquisition, was allocated to business units of the Retail and Corporate Benefit Funding segments in the amounts of $43 million and $186 million, respectively. As reflected in the table, the $43 million related to the Retail segment was impaired for the year ended December 31, 2013.

(2)In connection with its annual goodwill impairment testing, the Company determined that all of the recorded goodwill associated with the Retail Annuities reporting unit was not recoverable and recorded a non-cash charge of $394 million ($147 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2012. Of this amount, $327 million ($80 million, net of income tax) was impaired at MetLife Insurance Company of Connecticut.

11. Debt

  Long-term debt outstanding was as follows:

                                                            December 31,
                                        Interest          -----------------
                                          Rate   Maturity   2013     2012
                                        -------- -------- -------- --------
                                                            (In millions)
    Surplus notes -- affiliated........   8.60%      2038 $    750 $    750
    Long-term debt -- unaffiliated (1).   7.03%      2030       40       41
                                                          -------- --------
     Total long-term debt (2)..........                   $    790 $    791
                                                          ======== ========

--------

(1)Principal and interest is paid quarterly.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

11. Debt (continued)


(2)Excludes $1.5 billion and $2.6 billion of long-term debt relating to CSEs at December 31, 2013 and 2012, respectively. See Note 7.

  The aggregate maturities of long-term debt at December 31, 2013 are $1 million in each of 2014, 2015, 2016, and 2017, $2 million in 2018 and $784 million thereafter.

  Interest expense related to the Company's indebtedness included in other expenses was $68 million, $68 million and $67 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Payments of interest and principal on the surplus notes, which are subordinate to all other obligations at the operating company level, may be made only with the prior approval of the insurance department of the state of domicile.

12. Equity

Return of Capital

  During the year ended December 31, 2011, Sino-US MetLife Insurance Company Limited ("Sino"), an insurance underwriting joint venture of the Company accounted for under the equity method, merged with United MetLife Insurance Company Limited ("United"), another insurance underwriting joint venture of an affiliate of the Company. MetLife Insurance Company of Connecticut's ownership interest in the merged entity, Sino-US United MetLife Insurance Company Limited ("Sino-United") was determined based on its contributed capital and share of undistributed earnings of Sino compared to the contributed capital and undistributed earnings of all other investees of Sino and United. Since both of the joint ventures were under common ownership both prior to and subsequent to the merger, MetLife Insurance Company of Connecticut's investment in Sino-United is based on the carrying value of its investment in Sino. Pursuant to the merger, MetLife Insurance Company of Connecticut entered into an agreement to pay the affiliate an amount based on the relative fair values of their respective investments in Sino-United. Accordingly, upon completion of the estimation of fair value, $47 million, representing a return of capital, was paid during the year ended December 31, 2011. MetLife Insurance Company of Connecticut's investment in Sino-United is accounted for under the equity method and is included in other invested assets.

Common Stock

  The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which were outstanding at both December 31, 2013 and 2012. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MetLife Investors Group, Inc.

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratio for MetLife Insurance Company of Connecticut and its U.S. insurance subsidiary, MLI-USA, were in excess of 400% for all periods presented.

  MetLife Insurance Company of Connecticut and its insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $790 million, $848 million and $46 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $4.8 billion and $5.3 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Connecticut Insurance Department.

  Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $209 million, $84 million and $178 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

  As of December 31, 2013, MetLife Insurance Company of Connecticut's sole foreign insurance subsidiary, MetLife Assurance Limited ("MAL") was regulated by authorities in the United Kingdom and was subject to minimum capital and solvency requirements before corrective action commences. The required capital and surplus was $165 million and the actual regulatory capital and surplus was $573 million as of the date of the most recent capital adequacy calculation for the jurisdiction. MAL exceeded these minimum capital and solvency requirements for all other periods presented. See Note 17 for additional information on MAL.

Dividend Restrictions

  Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its stockholders as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance (the "Connecticut Commissioner") and the Connecticut Commissioner either approves the distribution of the dividend or does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2013, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $1.0 billion. During the year ended December 31, 2012, MetLife Insurance Company of Connecticut paid total dividends of $706 million. During June 2012, the Company distributed all of the issued and outstanding shares of common stock of MetLife Europe to its stockholders as an in-kind extraordinary dividend of $202 million, as calculated on a statutory basis. Regulatory approval for this extraordinary dividend was obtained due to the timing of payment. During December 2012, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $504 million, which represented its ordinary dividend capacity at year-end 2012. Due to the June 2012 in -kind dividend, a portion of this was extraordinary and regulatory approval was obtained. During the years ended December 31, 2011, MetLife Insurance Company of Connecticut paid a dividend of $517 million. Based on amounts at December 31, 2013, MetLife Insurance Company of Connecticut could pay a stockholder dividend in 2014 of $1.0 billion without prior approval of the Connecticut Commissioner.

  Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife Insurance Company of Connecticut as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013, 2012 and 2011, MLI-USA did not pay dividends to MetLife Insurance Company of Connecticut. Because MLI-USA's statutory unassigned funds were negative at December 31, 2013, MLI-USA cannot pay any dividends in 2014 without prior regulatory approval.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                    Unrealized                       Foreign
                                                 Investment Gains     Unrealized    Currency
                                                 (Losses), Net of   Gains (Losses) Translation
                                                Related Offsets (1) on Derivatives Adjustments   Total
                                                ------------------- -------------- ----------- ----------
                                                                      (In millions)
Balance at December 31, 2010...................      $          412    $      (70)  $    (125) $      217
OCI before reclassifications...................               2,118            356        (16)      2,458
Income tax expense (benefit)...................               (747)          (125)           2      (870)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               1,783            161       (139)      1,805
Amounts reclassified from AOCI.................                (44)            (9)          --       (53)
Income tax expense (benefit)...................                  16              3          --         19
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (28)            (6)          --       (34)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2011...................               1,755            155       (139)      1,771
OCI before reclassifications...................                 945              7          88      1,040
Income tax expense (benefit)...................               (350)            (1)           2      (349)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               2,350            161        (49)      2,462
Amounts reclassified from AOCI.................                (95)            (3)          --       (98)
Income tax expense (benefit)...................                  35              1          --         36
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (60)            (2)          --       (62)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2012...................               2,290            159        (49)      2,400
OCI before reclassifications...................             (2,039)          (193)          28    (2,204)
Income tax expense (benefit)...................                 671             68         (2)        737
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................                 922             34        (23)        933
Amounts reclassified from AOCI.................                (55)           (11)          --       (66)
Income tax expense (benefit)...................                  18              4          --         22
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (37)            (7)          --       (44)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2013...................      $          885    $        27  $     (23) $      889
                                                     ==============    ===========  ========== ==========

--------

(1)See Note 7 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                   Statement of Operations and
AOCI Components                                 Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
--------------------------------------------    -----------------------------  ------------------------------------
                                                  Years Ended December 31,
                                                -----------------------------
                                                  2013       2012      2011
                                                ---------  --------- ---------
                                                        (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses).................................... $      48  $      98 $      14 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)....................................        16          6        25 Net investment income
  Net unrealized investment gains
   (losses)....................................         2       (12)        10 Net derivative gains (losses)
  OTTI.........................................      (11)          3       (5) OTTI on fixed maturity securities
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), before income tax...............        55         95        44
    Income tax (expense) benefit...............      (18)       (35)      (16)
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), net of income tax............... $      37  $      60 $      28
                                                =========  ========= =========
Unrealized gains (losses) on derivatives -
 cash flow hedges:
  Interest rate swaps..........................        --         --         1 Net derivative gains (losses)
  Interest rate forwards.......................         9          1         9 Net derivative gains (losses)
  Interest rate forwards.......................         1          1        -- Net investment income
  Foreign currency swaps.......................        --          1       (2) Net derivative gains (losses)
  Credit forwards..............................        --         --         1 Net derivative gains (losses)
  Credit forwards..............................         1         --        -- Net investment income
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges,
     before income tax.........................        11          3         9
    Income tax (expense) benefit...............       (4)        (1)       (3)
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges, net
     of income tax............................. $       7  $       2 $       6
                                                =========  ========= =========
Total reclassifications, net of income tax..... $      44  $      62 $      34
                                                =========  ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


13. Other Expenses

  Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2013     2012      2011
                                                   -------- -------- ----------
                                                          (In millions)
 Compensation..................................... $    352 $    402 $      357
 Commissions......................................      639      939      1,418
 Volume-related costs.............................      138      159        196
 Affiliated interest costs on ceded reinsurance...      212      271        271
 Capitalization of DAC............................    (504)    (886)    (1,365)
 Amortization of DAC and VOBA.....................       50    1,035      1,159
 Interest expense on debt and debt issuance costs.      190      231        389
 Premium taxes, licenses and fees.................       57       63         75
 Professional services............................       41       25         50
 Rent and related expenses........................       31       37         29
 Other............................................      453      444        402
                                                   -------- -------- ----------
  Total other expenses............................ $  1,659 $  2,720 $    2,981
                                                   ======== ======== ==========

Capitalization of DAC and Amortization of DAC and VOBA

  See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt and Debt Issuance Costs

  Interest expense on debt and debt issuance costs includes interest expense on debt (see Note 11) and interest expense related to CSEs (see Note 7).

Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions. See Notes 6, 11 and 16 for discussion of affiliated expenses included in the table above.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


14. Income Tax

  The provision for income tax from continuing operations was as follows:

                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Current:
   Federal................................................... $ (41)          $  (235)          $  (157)
   Foreign...................................................      8              (10)               (5)
                                                                  ------          --------          --------
     Subtotal................................................   (33)             (245)             (162)
                                                                  ------          --------          --------
  Deferred:
   Federal...................................................    242               598               613
   Foreign...................................................     18                19                42
                                                                  ------          --------          --------
     Subtotal................................................    260               617               655
                                                                  ------          --------          --------
       Provision for income tax expense (benefit)............ $  227          $    372          $    493
                                                                  ======          ========          ========
    The Company's income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Income (loss) from continuing operations:
   Domestic.................................................. $  869          $  1,492          $  1,545
   Foreign...................................................     78               (2)               122
                                                                  ------          --------          --------
     Total................................................... $  947          $  1,490          $  1,667
                                                                  ======          ========          ========
    The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Tax provision at U.S. statutory rate....................... $  331          $    522          $    583
  Tax effect of:
   Dividend received deduction...............................   (81)              (70)              (69)
   Tax-exempt income.........................................     --               (1)               (2)
   Prior year tax............................................    (4)                 3               (9)
   Tax credits...............................................   (10)               (8)              (11)
   Foreign tax rate differential.............................    (2)                13               (1)
   Change in valuation allowance.............................     --                22               (2)
   Goodwill impairment.......................................     13             (109)                --
   Sale of subsidiary........................................   (24)                --                --
   Other, net................................................      4                --                 4
                                                                  ------          --------          --------
     Provision for income tax expense (benefit).............. $  227          $    372          $    493
                                                                  ======          ========          ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                                       December 31,
                                                            -----------------------------------------------------
                                                                 2013                        2012
                                                            ----------------              ------------------
                                                                       (In millions)
Deferred income tax assets:
 Policyholder liabilities and receivables.................. $          1,282          $              883
 Net operating loss carryforwards..........................               22                          32
 Employee benefits.........................................               --                           3
 Tax credit carryforwards..................................              125                          92
 Other.....................................................                7                          35
                                                                     ----------------     ------------------
   Total gross deferred income tax assets..................            1,436                       1,045
 Less: Valuation allowance.................................               --                          25
                                                                     ----------------     ------------------
   Total net deferred income tax assets....................            1,436                       1,020
                                                                     ----------------     ------------------
Deferred income tax liabilities:
 Investments, including derivatives........................              651                         258
 Net unrealized investment gains...........................              575                       1,336
 DAC and VOBA..............................................            1,543                       1,281
 Other.....................................................               52                          15
                                                                     ----------------     ------------------
   Total deferred income tax liabilities...................            2,821                       2,890
                                                                     ----------------     ------------------
     Net deferred income tax asset (liability)............. $        (1,385)          $          (1,870)
                                                                     ================     ==================
   The following table sets forth the domestic net operating carryforwards for tax purposes at December 31,
 2013:
                                                                    Net Operating Loss
                                                                       Carryforwards
                                                            -----------------------------------------------------
                                                                Amount                    Expiration
                                                            ----------------              ------------------
                                                             (In millions)
Domestic................................................... $             64           Beginning in 2028

   Tax credit carryforwards of $125 million at December 31, 2013 will expire beginning in 2015.

   Pursuant to Internal Revenue Service ("IRS") rules, the Company was excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of the Company. In 2011, MetLife Insurance Company of Connecticut and its subsidiaries joined the consolidated return and became a party to the MetLife tax sharing agreement. Prior to 2011, MetLife Insurance Company of Connecticut filed a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries filed either separate individual corporate tax returns or separate consolidated tax returns.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $194 million, $135 million, and $151 million at December 31, 2013, 2012, and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2005. In 2012, the Company and the IRS completed and settled substantially all the issues identified in the audit years of 2005 and 2006. The issues not settled are under review at the IRS Appeals Division.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                           Years Ended December 31,
                                                                          ---------------------------
                                                                           2013     2012      2011
                                                                          ------- --------- ---------
                                                                                 (In millions)
Balance at January 1,.................................................... $   (1) $      29 $      38
Additions for tax positions of prior years...............................      25        46        --
Reductions for tax positions of prior years..............................     (1)      (76)       (3)
Additions for tax positions of current year..............................       1         9         2
Reductions for tax positions of current year.............................     (1)       (9)       (8)
                                                                          ------- --------- ---------
Balance at December 31,..................................................     $23 $     (1) $      29
                                                                          ======= ========= =========
Unrecognized tax benefits that, if recognized would impact the effective
  rate................................................................... $    23  $    (1)  $    (3)
                                                                          ======= ========= =========

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                   2013    2012    2011
                                                                  ------  ------  -------
                                                                      (In millions)
Interest recognized in the consolidated statements of operations. $    1  $  (9)  $    --

                                                                            December 31,
                                                                          ----------------
                                                                           2013    2012
                                                                          ------  -------
                                                                          (In millions)
Interest included in other liabilities in the consolidated balance sheets $    1  $    --

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $92 million and $70 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $11 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of less than $1 million related to a true-up of the 2011 tax return.

15. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

   The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

   Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

   The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for some of the matters below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2013.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Matters as to Which an Estimate Can Be Made

   For some of the matters discussed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2013, the aggregate range of reasonably possible losses in excess of amounts accrued for these matters was not material for the Company.

  Matters as to Which an Estimate Cannot Be Made

   For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

  Unclaimed Property Inquiries

   In April 2012, MetLife, for itself and on behalf of entities including MetLife Insurance Company of Connecticut, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. On December 28, 2012, the West Virginia Treasurer filed an action (West Virginia ex rel. John D. Perdue v. MetLife Insurance Company of Connecticut, Circuit Court of Putnam County) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 14, 2012, the Treasurer filed a substantially identical suit against MLI-USA. On
 December 30, 2013, the court granted defendants' motions to dismiss all of the West Virginia Treasurer's actions. The Treasurer has filed a notice to appeal the dismissal order. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

   Over the past several years, the Company has faced claims and regulatory inquires and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Summary

   Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

   It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2013    2012
                                                                ------- -------
                                                                 (In millions)
 Other Assets:
  Premium tax offset for future undiscounted assessments....... $    10 $    19
  Premium tax offsets currently available for paid assessments.      10       2
                                                                ------- -------
                                                                $    20 $    21
                                                                ======= =======
 Other Liabilities:
  Insolvency assessments....................................... $    14 $    37
                                                                ======= =======

   On September 1, 2011, the Department of Financial Services filed a liquidation plan for Executive Life Insurance Company of New York ("ELNY"), which had been under rehabilitation by the Liquidation Bureau since 1991. The plan involves the satisfaction of insurers' financial obligations under a number of state life and health insurance guaranty associations and also provides additional industry support for certain ELNY policyholders.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


Commitments

  Commitments to Fund Partnership Investments

    The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $956 million and $1.0 billion at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  Mortgage Loan Commitments

    The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $147 million and $181 million at December 31, 2013 and 2012, respectively.

  Commitments to Fund Bank Credit Facilities and Private Corporate Bond Investments

    The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $57 million and $144 million at December 31, 2013 and 2012, respectively.

  Other Commitments

    The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2013 and 2012, the Company had agreed to fund up to $61 million and $86 million, respectively, of cash upon the request by these affiliates and had transferred collateral consisting of various securities with a fair market value of $74 million and $106 million, respectively, to custody accounts to secure the demand notes. Each of these affiliates is permitted by contract to sell or repledge this collateral.

    See Note 7 "-- Related Party Investment Transactions" for additional other commitments.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. The maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, ranging from $36 million to $233 million, with a cumulative maximum of $269 million, in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below. In other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the

Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $233 million and $235 million at December 31, 2013 and 2012, respectively. The Company does not hold any collateral related to this guarantee, but has a recorded liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at both December 31, 2013 and 2012. The remainder of the risk was ceded to external reinsurers.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

16. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $1.6 billion, $1.7 billion and $1.9 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $209 million, $179 million and $145 million for the years ended
December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $186 million, $166 million and $136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net payables to affiliates, related to the items discussed above, of $210 million and $109 million at December 31, 2013 and 2012, respectively.

  See Notes 6, 7 and 11 for additional information on related party transactions.

17. Subsequent Events

Equity

  In August 2014, in anticipation of the Mergers, MetLife Insurance Company of Connecticut redeemed and retired the 4,595,317 shares of MetLife Insurance Company of Connecticut's common stock owned by MetLife Investors Group, LLC for $1.4 billion; all of the outstanding shares of common stock of MetLife Insurance Company of Connecticut are now directly held by MetLife, Inc. MetLife Insurance Company of Connecticut does not expect to pay a dividend in 2014.

  In August 2014, following the common stock redemption, MetLife Insurance Company of Connecticut received a capital contribution from MetLife, Inc. of $231 million.

Disposition

  In May 2014, the Company completed the sale of its wholly-owned subsidiary, MAL, for $702 million ((Pounds)418 million) in net cash consideration. As a result of the sale, a loss of $608 million ($436 million, net of income tax) was recorded, which includes a reduction to goodwill of $112 million ($94 million, net of income tax). The loss on the sale was increased by net income from MAL of $77 million through the date of sale. Following the adoption of new guidance effective January 1, 2014, MAL's results of operations have been included in continuing operations in subsequent quarterly filings. They were historically included in the Corporate Benefit Funding segment.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I
                    Consolidated Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2013
                                 (In millions)

                                                                                   Amount at
                                                    Cost or       Estimated Fair Which Shown on
Types of Investments                           Amortized Cost (1)     Value      Balance Sheet
--------------------                           ------------------ -------------- --------------
Fixed maturity securities:
 Bonds:
   U.S. Treasury and agency securities........    $         8,188  $     8,294    $       8,294
   Public utilities...........................              3,966        4,275            4,275
   State and political subdivision securities.              2,147        2,224            2,224
   Foreign government securities..............              1,038        1,122            1,122
   All other corporate bonds..................             19,512       20,478           20,478
                                                  ---------------  -----------    -------------
     Total bonds..............................             34,851       36,393           36,393
 Mortgage-backed and asset-backed securities..              8,214        8,393            8,393
 Redeemable preferred stock...................                412          466              466
                                                  ---------------  -----------    -------------
       Total fixed maturity securities........             43,477       45,252           45,252
                                                  ---------------  -----------    -------------
Equity securities:
Common stock:
 Industrial, miscellaneous and all other......                161          201              201
 Non-redeemable preferred stock...............                236          217              217
                                                  ---------------  -----------    -------------
     Total equity securities..................                397          418              418
                                                  ---------------  -----------    -------------
       Mortgage loans, net....................              7,718                         7,718
Policy loans..................................              1,219                         1,219
Real estate and real estate joint ventures....                754                           754
Other limited partnership interests...........              2,130                         2,130
Short-term investments........................              2,107                         2,107
Other invested assets.........................              2,555                         2,555
                                                  ---------------                 -------------
        Total investments.....................    $        60,357                 $      62,153
                                                  ===============                 =============

--------

(1)Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests cost represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                        Condensed Financial Information
                             (Parent Company Only)
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                                                  2013
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  29,690
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       319
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,224
  Policy loans.................................................................................................     1,068
  Real estate and real estate joint ventures...................................................................       419
  Other limited partnership interests..........................................................................     1,318
  Short-term investments, principally at estimated fair value..................................................     1,512
  Investment in subsidiaries...................................................................................     6,099
  Loans to subsidiaries........................................................................................       680
  Other invested assets, principally at estimated fair value...................................................     1,139
                                                                                                                ---------
   Total investments...........................................................................................    46,468
Cash and cash equivalents, principally at estimated fair value.................................................       417
Accrued investment income......................................................................................       287
Premiums, reinsurance and other receivables....................................................................     7,195
Receivables from subsidiaries..................................................................................       858
Deferred policy acquisition costs and value of business acquired...............................................     1,011
Current income tax recoverable.................................................................................        88
Goodwill.......................................................................................................       493
Other assets...................................................................................................       132
Separate account assets........................................................................................    16,036
                                                                                                                ---------
   Total assets................................................................................................ $  72,985
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,099
Policyholder account balances..................................................................................    22,387
Other policy-related balances..................................................................................       246
Payables for collateral under securities loaned and other transactions.........................................     4,811
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................        --
Deferred income tax liability..................................................................................        16
Other liabilities..............................................................................................       852
Separate account liabilities...................................................................................    16,036
                                                                                                                ---------
   Total liabilities...........................................................................................    64,197
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,737
Retained earnings..............................................................................................     1,076
Accumulated other comprehensive income (loss)..................................................................       889
                                                                                                                ---------
   Total stockholders' equity..................................................................................     8,788
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  72,985
                                                                                                                =========

                                                                                                                  2012
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  35,152
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       277
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,703
  Policy loans.................................................................................................     1,086
  Real estate and real estate joint ventures...................................................................       371
  Other limited partnership interests..........................................................................     1,181
  Short-term investments, principally at estimated fair value..................................................     1,833
  Investment in subsidiaries...................................................................................     6,641
  Loans to subsidiaries........................................................................................       305
  Other invested assets, principally at estimated fair value...................................................     1,682
                                                                                                                ---------
   Total investments...........................................................................................    53,231
Cash and cash equivalents, principally at estimated fair value.................................................       553
Accrued investment income......................................................................................       316
Premiums, reinsurance and other receivables....................................................................     7,003
Receivables from subsidiaries..................................................................................       833
Deferred policy acquisition costs and value of business acquired...............................................       789
Current income tax recoverable.................................................................................        --
Goodwill.......................................................................................................       558
Other assets...................................................................................................       140
Separate account assets........................................................................................    15,238
                                                                                                                ---------
   Total assets................................................................................................ $  78,661
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,632
Policyholder account balances..................................................................................    24,039
Other policy-related balances..................................................................................       872
Payables for collateral under securities loaned and other transactions.........................................     6,477
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................         3
Deferred income tax liability..................................................................................       266
Other liabilities..............................................................................................       824
Separate account liabilities...................................................................................    15,238
                                                                                                                ---------
   Total liabilities...........................................................................................    68,101
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,718
Retained earnings..............................................................................................     1,356
Accumulated other comprehensive income (loss)..................................................................     2,400
                                                                                                                ---------
   Total stockholders' equity..................................................................................    10,560
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  78,661
                                                                                                                =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Condensed Statements of Operations
Revenues
Premiums............................................................. $     181 $     144 $     148
Universal life and investment-type product policy fees...............       645       662       632
Net investment income................................................     1,797     1,854     1,943
Equity in earnings of subsidiaries...................................       287       773       574
Other revenues.......................................................       147       151       154
Net investment gains (losses)........................................        54        20        14
Net derivative gains (losses)........................................     (105)     (140)       241
                                                                      --------- --------- ---------
 Total revenues......................................................     3,006     3,464     3,706
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................       916       797       755
Interest credited to policyholder account balances...................       618       666       710
Goodwill impairment..................................................        66       327        --
Other expenses.......................................................       499       576       772
                                                                      --------- --------- ---------
 Total expenses......................................................     2,099     2,366     2,237
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       907     1,098     1,469
Provision for income tax expense (benefit)...........................       187      (20)       295
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========
Comprehensive income (loss).......................................... $   (791) $   1,755 $   2,728
                                                                      ========= ========= =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                                2013        2012      2011
                                                                            ------------ ---------- ---------
Condensed Statements of Cash Flows
Cash flows from operating activities
  Net cash provided by (used in) operating activities...................... $        957 $    1,184 $     886
Cash flows from investing activities
  Sales, maturities, and repayments of:
    Fixed maturity securities..............................................       14,647     10,714    13,921
    Equity securities......................................................           56         46       163
    Mortgage loans.........................................................        1,154        845       552
    Real estate and real estate joint ventures.............................           58         47        12
    Other limited partnership interests....................................          102        154       159
  Purchases of:
    Fixed maturity securities..............................................     (11,000)   (10,729)  (11,658)
    Equity securities......................................................         (51)       (27)      (22)
    Mortgage loans.........................................................        (648)      (428)     (946)
    Real estate and real estate joint ventures.............................        (129)       (77)      (83)
    Other limited partnership interests....................................        (192)      (179)     (214)
  Cash received in connection with freestanding derivatives................           73        362       375
  Cash paid in connection with freestanding derivatives....................        (644)      (322)     (453)
  Dividends from subsidiaries..............................................           25         --        --
  Returns of capital from subsidiaries.....................................           52         84        49
  Capital contributions to subsidiaries....................................          (3)      (166)     (422)
  Issuances of loans to affiliates.........................................        (375)         --     (305)
  Net change in policy loans...............................................           18         15        26
  Net change in short-term investments.....................................          321      (251)     (487)
  Net change in other invested assets......................................         (39)       (50)      (16)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) investing activities........................        3,425         38       651
                                                                            ------------ ---------- ---------
Cash flows from financing activities
  Policyholder account balances:
    Deposits...............................................................       12,156     11,577    14,151
    Withdrawals............................................................     (13,987)   (12,298)  (15,754)
  Net change in payables for collateral under securities loaned and other
   transactions............................................................      (1,666)        102     (482)
  Financing element on certain derivative instruments......................         (21)         75       127
  Return of capital........................................................           --         --      (47)
  Dividends on common stock................................................      (1,000)      (504)     (517)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) financing activities........................      (4,518)    (1,048)   (2,522)
                                                                            ------------ ---------- ---------
Change in cash and cash equivalents........................................        (136)        174     (985)
Cash and cash equivalents, beginning of year...............................          553        379     1,364
                                                                            ------------ ---------- ---------
Cash and cash equivalents, end of year..................................... $        417 $      553 $     379
                                                                            ============ ========== =========
Supplemental disclosures of cash flow information:
  Net cash paid (received) for:
    Interest............................................................... $         64 $       64 $      64
                                                                            ============ ========== =========
    Income tax............................................................. $        120 $    (194) $    (66)
                                                                            ============ ========== =========
  Non-cash transactions:
    Capital contribution from MetLife, Inc................................. $         19 $       45 $      --
                                                                            ============ ========== =========
    Returns of capital from subsidiaries................................... $         -- $      202 $      --
                                                                            ============ ========== =========
    Capital contributions to subsidiaries.................................. $         16 $       31 $      --
                                                                            ============ ========== =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                 Notes to the Condensed Financial Information
                             (Parent Company Only)

1. Basis of Presentation

  The condensed financial information of MetLife Insurance Company of Connecticut (the "Parent Company") should be read in conjunction with the consolidated financial statements of MetLife Insurance Company of Connecticut and its subsidiaries and the notes thereto. These condensed unconsolidated financial statements reflect the results of operations, financial position and cash flows for the Parent Company. Investments in subsidiaries are accounted for using the equity method of accounting.

  The preparation of these condensed unconsolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to adopt accounting policies and make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed unconsolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Support Agreement

  The Parent Company has entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Assurance Limited ("MAL"), a United Kingdom company. Under the agreement, the Parent Company agreed, without limitation as to amount, to cause MAL to have capital and surplus equal to the greater of
(a) (Pounds)50 million, (b) such amount that will be sufficient to provide solvency cover equal to 175% of MAL's capital resources requirement as defined by applicable law and regulation as required by the Financial Services Authority of the United Kingdom (the "FSA") or any successor body, or (c) such amount that will be sufficient to provide solvency cover equal to 125% of MAL's individual capital guidance as defined by applicable law and regulation as required by the FSA or any successor body. As described in Note 17 of the Notes to the Consolidated Financial Statements, a subsidiary of MetLife Insurance Company of Connecticut reached an agreement to sell MAL to a third party. Upon the close of such sale, the Parent Company's obligations under this net worth maintenance agreement will terminate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
               Consolidated Supplementary Insurance Information
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                    Future Policy Benefits
                             DAC          and Other        Policyholder
                             and        Policy-Related       Account        Unearned       Unearned
Segment                      VOBA          Balances          Balances   Premiums (1), (2) Revenue (1)
-------------------------- -------- ---------------------- ------------ ----------------- -----------
2013
Retail.................... $  4,698    $         10,345     $  25,499     $           9    $    156
Corporate Benefit Funding.        6              14,270         7,952                --           2
Corporate & Other.........       26               6,540             2                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,730    $         31,155     $  33,453     $          13    $    158
                           ========    ================     =========     =============    ========
2012
Retail.................... $  3,738    $          9,355     $  28,287     $           9    $    158
Corporate Benefit Funding.        8              15,078         8,688                --           2
Corporate & Other.........       --               6,288             1                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  3,746    $         30,721     $  36,976     $          13    $    160
                           ========    ================     =========     =============    ========
2011
Retail.................... $  4,080    $          7,915     $  30,001     $           7    $    184
Corporate Benefit Funding.       13              14,042         8,375                --           2
Corporate & Other.........      128               6,515         3,699                 5          72
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,221    $         28,472     $  42,075     $          12    $    258
                           ========    ================     =========     =============    ========

--------

(1)Amounts are included within the future policy benefits and other policy-related balances column.

(2)Includes premiums received in advance.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
        Consolidated Supplementary Insurance Information -- (Continued)
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                   Policyholder
                                                   Benefits and
                            Premium                 Claims and     Amortization of
                            Revenue      Net     Interest Credited  DAC and VOBA      Other
                           and Policy Investment  to Policyholder    Charged to     Operating
Segment                     Charges     Income   Account Balances  Other Expenses  Expenses (1)
-------------------------- ---------- ---------- ----------------- --------------- ------------
2013
Retail....................  $  2,688   $  1,515    $      1,875      $        44    $   1,341
Corporate Benefit Funding.       219      1,108             855                5           34
Corporate & Other.........        35        229              14                1          234
                            --------   --------    ------------      -----------    ---------
 Total....................  $  2,942   $  2,852    $      2,744      $        50    $   1,609
                            ========   ========    ============      ===========    =========
2012
Retail....................  $  2,716   $  1,434    $      2,031      $     1,023    $   1,381
Corporate Benefit Funding.       658      1,111           1,318               10           36
Corporate & Other.........       148        407             187                2          268
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,522   $  2,952    $      3,536      $     1,035    $   1,685
                            ========   ========    ============      ===========    =========
2011
Retail....................  $  2,596   $  1,360    $      1,984      $     1,149    $   1,268
Corporate Benefit Funding.     1,105      1,142           1,763                4           36
Corporate & Other.........        83        572             102                6          518
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,784   $  3,074    $      3,849      $     1,159    $   1,822
                            ========   ========    ============      ===========    =========

--------

(1)Includes other expenses, excluding amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") charged to other expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV
                           Consolidated Reinsurance
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                              % Amount
                               Gross Amount   Ceded    Assumed  Net Amount Assumed to Net
                               ------------ ---------- -------- ---------- --------------
2013
Life insurance in-force.......  $  466,650  $  424,836 $  7,273 $  49,087         14.8%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,327  $      737 $     10 $     600          1.7%
Accident and health insurance.         234         228       --         6           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    1,561  $      965 $     10 $     606          1.7%
                                ==========  ========== ======== =========
2012
Life insurance in-force.......  $  428,803  $  391,045 $  7,750 $  45,508         17.0%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,815  $      572 $     11 $   1,254          0.9%
Accident and health insurance.         248         241       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,063  $      813 $     11 $   1,261          0.9%
                                ==========  ========== ======== =========
2011
Life insurance in-force.......  $  378,153  $  340,477 $  8,085 $  45,761         17.7%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    2,180  $      366 $      7 $   1,821          0.4%
Accident and health insurance.         249         242       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,429  $      608 $      7 $   1,828          0.4%
                                ==========  ========== ======== =========

  For the year ended December 31, 2013, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $269.9 billion and $7.3 billion, respectively, and life insurance premiums of $638 million and $
10 million, respectively. For the year ended December 31, 2012, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $237.2 billion and $7.8 billion, respectively, and life insurance premiums of $478 million and $11 million, respectively. For the year ended December 31, 2011, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $195.2 billion and $8.1 billion, respectively, and life insurance premiums of $286 million and $ 7 million, respectively.

MetLife Investors Insurance Company

Financial Statements

As of December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012 and 2011 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

We have audited the accompanying financial statements of MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended
December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
March 31, 2014

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                       2013        2012
                                                                                    ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized
   cost: $2,200 and $2,178, respectively).......................................... $     2,250 $     2,320
 Equity securities available-for-sale, at estimated fair value (cost: $46 and $48,
   respectively)...................................................................          45          45
 Mortgage loans (net of valuation allowances of $1 and $2, respectively)...........         286         284
 Policy loans......................................................................          27          27
 Other limited partnership interests...............................................          32          23
 Short-term investments, at estimated fair value...................................          75         139
 Other invested assets.............................................................          68          93
                                                                                    ----------- -----------
   Total investments...............................................................       2,783       2,931
Cash and cash equivalents..........................................................          24          27
Accrued investment income..........................................................          26          28
Premiums, reinsurance and other receivables........................................       1,829       2,485
Deferred policy acquisition costs and value of business acquired...................         291         148
Current income tax recoverable.....................................................           9           9
Other assets.......................................................................         110         115
Separate account assets............................................................      12,033      11,072
                                                                                    ----------- -----------
   Total assets.................................................................... $    17,105 $    16,815
                                                                                    =========== ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................. $       501 $       482
Policyholder account balances......................................................       2,748       3,077
Other policy-related balances......................................................         102         102
Payables for collateral under securities loaned and other transactions.............         266         238
Deferred income tax liability......................................................         192         326
Other liabilities..................................................................          94          78
Separate account liabilities.......................................................      12,033      11,072
                                                                                    ----------- -----------
   Total liabilities...............................................................      15,936      15,375
                                                                                    ----------- -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding.........................................           6           6
 Additional paid-in capital........................................................         636         636
 Retained earnings.................................................................         504         722
 Accumulated other comprehensive income (loss).....................................          23          76
                                                                                    ----------- -----------
   Total stockholder's equity......................................................       1,169       1,440
                                                                                    ----------- -----------
   Total liabilities and stockholder's equity...................................... $    17,105 $    16,815
                                                                                    =========== ===========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                     2013      2012     2011
                                                                  ---------- -------- --------
Revenues
Premiums......................................................... $       29 $     11 $      7
Universal life and investment-type product policy fees...........        202      198      204
Net investment income............................................        114      113      114
Fees on ceded reinsurance and other..............................         90       93      104
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity securities..         --      (2)       --
  Other net investment gains (losses)............................          1      (2)      (5)
                                                                  ---------- -------- --------
   Total net investment gains (losses)...........................          1      (4)      (5)
  Net derivative gains (losses)..................................      (442)      329      326
                                                                  ---------- -------- --------
     Total revenues..............................................        (6)      740      750
                                                                  ---------- -------- --------
Expenses
Policyholder benefits and claims.................................         48      100       59
Interest credited to policyholder account balances...............        113      118      127
Other expenses...................................................       (11)      229      259
                                                                  ---------- -------- --------
     Total expenses..............................................        150      447      445
                                                                  ---------- -------- --------
Income (loss) before provision for income tax....................      (156)      293      305
Provision for income tax expense (benefit).......................       (67)       94       90
                                                                  ---------- -------- --------
Net income (loss)................................................ $     (89) $    199 $    215
                                                                  ========== ======== ========


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013      2012     2011
                                                                      ---------- -------- --------
Net income (loss).................................................... $     (89) $    199 $    215
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........       (80)       64       23
 Unrealized gains (losses) on derivatives............................        (2)      (1)       --
                                                                      ---------- -------- --------
Other comprehensive income (loss), before income tax.................       (82)       63       23
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         29     (22)      (8)
                                                                      ---------- -------- --------
Other comprehensive income (loss), net of income tax.................       (53)       41       15
                                                                      ---------- -------- --------
Comprehensive income (loss).......................................... $    (142) $    240 $    230
                                                                      ========== ======== ========



              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                    Accumulated Other
                                                                                      Comprehensive
                                                                                      Income (Loss)
                                                                                  ----------------------
                                                                                     Net
                                                                                  Unrealized
                                                              Additional          Investment Other-Than-     Total
                                                       Common  Paid-in   Retained   Gains     Temporary  Stockholder's
                                                       Stock   Capital   Earnings  (Losses)  Impairments    Equity
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2010..........................     $6       $636   $  326      $  24        $(4)        $  988
Net income (loss).....................................                        215                                  215
Other comprehensive income (loss), net of income tax..                                    16         (1)            15
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2011..........................      6        636      541         40         (5)         1,218
Dividend on common stock..............................                       (18)                                 (18)
Net income (loss).....................................                        199                                  199
Other comprehensive income (loss), net of income tax..                                    39           2            41
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2012..........................      6        636      722         79         (3)         1,440
Dividend on common stock..............................                      (129)                                (129)
Net income (loss).....................................                       (89)                                 (89)
Other comprehensive income (loss), net of income tax..                                  (54)           1          (53)
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2013..........................     $6       $636   $  504      $  25        $(2)        $1,169
                                                       ====== ========== ======== ========== =========== =============


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                      2013        2012        2011
                                                   ---------- ------------ ----------
Cash flows from operating activities
Net income (loss)................................. $     (89) $        199 $      215
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization expenses...........          2            2          2
 Amortization of premiums and accretion of
   discounts associated with investments, net.....          3          (3)        (5)
 (Gains) losses on investments and derivatives,
   net............................................        437        (321)      (329)
 (Income) loss from equity method investments,
   net of dividends or distributions..............        (4)          (1)         --
 Interest credited to policyholder account
   balances.......................................        113          118        127
 Universal life and investment-type product
   policy fees....................................      (202)        (198)      (204)
 Change in accrued investment income..............          2            1        (4)
 Change in premiums, reinsurance and other
   receivables....................................         71           74        (6)
 Change in deferred policy acquisition costs and
   value of business acquired, net................      (135)          130        139
 Change in income tax.............................      (105)           68         91
 Change in other assets...........................        194          193        200
 Change in insurance-related liabilities and
   policy-related balances........................         19           94         34
 Change in other liabilities......................         10         (12)         14
                                                   ---------- ------------ ----------
Net cash provided by operating activities.........        316          344        274
                                                   ---------- ------------ ----------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities........................        794          909        696
 Equity securities................................          2            6          5
 Mortgage loans...................................         47           13          3
 Other limited partnership interests..............          1            1          4
Purchases of:
 Fixed maturity securities........................      (808)        (958)      (840)
 Equity securities................................         --         (13)       (13)
 Mortgage loans...................................       (49)         (72)       (98)
 Other limited partnership interests..............        (5)         (15)        (2)
Cash received in connection with freestanding
 derivatives......................................          1            5          1
Cash paid in connection with freestanding
 derivatives......................................       (12)          (1)         --
Issuances of loans to affiliates..................         --           --       (45)
Net change in policy loans........................        (1)          (1)          1
Net change in short-term investments..............         64         (70)       (12)
                                                   ---------- ------------ ----------
Net cash provided by (used in) investing
 activities.......................................         34        (196)      (300)
                                                   ---------- ------------ ----------
Cash flows from financing activities
Policyholder account balances:
 Deposits.........................................        632        1,077        725
 Withdrawals......................................      (882)      (1,155)      (732)
Net change in payables for collateral under
 securities loaned and other transactions.........         28         (87)         46
Dividend on common stock..........................      (129)         (18)         --
Other, net........................................        (2)           18         --
                                                   ---------- ------------ ----------
Net cash provided by (used in) financing
 activities.......................................      (353)        (165)         39
                                                   ---------- ------------ ----------
Change in cash and cash equivalents...............        (3)         (17)         13
Cash and cash equivalents, beginning of year......         27           44         31
                                                   ---------- ------------ ----------
Cash and cash equivalents, end of year............ $       24 $         27 $       44
                                                   ========== ============ ==========
Supplemental disclosures of cash flow information:
Net cash paid (received) for:
 Income tax....................................... $       34 $         27 $      (1)
                                                   ========== ============ ==========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

  The Company markets, administers and insures a broad range of term life, universal life and variable and fixed annuity products to individuals. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MLIIC, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    .  investments are directed by the contractholder; and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Financial Statements.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                              2
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles     3
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Investments                                                                                            5
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                            6
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                             7
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                            10
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                              11

Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims and unearned revenue liabilities.

    The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

    All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts

   See Note 3 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing the DAC related to the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 underlying reinsured contracts. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded premiums, reinsurance and other receivables are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in fees on ceded reinsurance and other. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as fees on ceded reinsurance and other or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through fees on ceded reinsurance and other or other expenses, as appropriate.

 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses).

  Fixed Maturity and Equity Securities

    The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and other limited partnership interests ("investees") when it has

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Freestanding derivatives with positive estimated fair values are described in "--Derivatives" below.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability)--in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability)--effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

   For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach. The Company may use additional valuation methodologies when appropriate.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the reporting unit.

   The Company applies significant judgment when determining the estimated fair value of its reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods which could adversely affect the Company's results of operations or financial position.

   In 2013, the Company performed its annual goodwill impairment test using the market multiple valuation approach. The analysis results indicated that the fair value of the reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. The Company has no accumulated goodwill impairment as of December 31, 2013. Goodwill was $33 million at both December 31, 2013 and 2012.

 Income Tax

   The Company joined with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $15 million and $14 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $8 million and $6 million at December 31, 2013 and 2012, respectively. Related amortization expense was $2 million for each of the years ended December 31, 2013, 2012 and 2011.

  Fees on Ceded Reinsurance and Other

    Fees on ceded reinsurance and other primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate. Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 8.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance


Insurance Liabilities

  Future policy benefits are measured as follows:

   Product Type:                      Measurement Assumptions:
   -------------------------------------------------------------------------
   Nonparticipating life              Aggregate of the present value of
                                      expected future benefit payments and
                                      related expenses less the present
                                      value of expected future net
                                      premiums. Assumptions as to mortality
                                      and persistency are based upon the
                                      Company's experience when the basis
                                      of the liability is established.
                                      Interest rate assumptions for the
                                      aggregate future policy benefit
                                      liabilities are 5%.
   -------------------------------------------------------------------------
   Traditional fixed annuities after  Present value of expected future
   annuitization                      payments. Interest rate assumptions
                                      used in establishing such liabilities
                                      range from 3% to 8%.
   -------------------------------------------------------------------------

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

    Guarantee:                                 Measurement Assumptions:
    ------------------------------------------------------------------------
    GMDBs  .  A return of purchase payment  .  Present value of expected
              upon death even if the           death benefits in excess of
              account value is reduced to      the projected account
              zero.                            balance recognizing the
                                               excess ratably over the
                                               accumulation period based on
                                               the present value of total
                                               expected assessments.

           .  An enhanced death benefit     .  Assumptions are consistent
              may be available for an          with those used for
              additional fee.                  amortizing DAC, and are thus
                                               subject to the same
                                               variability and risk.

                                            .  Investment performance and
                                               volatility assumptions are
                                               consistent with the
                                               historical experience of the
                                               appropriate underlying
                                               equity index, such as the
                                               Standard & Poor's Ratings
                                               Services ("S&P") 500 Index.

                                            .  Benefit assumptions are
                                               based on the average
                                               benefits payable over a
                                               range of scenarios.
    ------------------------------------------------------------------------
    GMIBs  .  After a specified period of   .  Present value of expected
              time determined at the time      income benefits in excess of
              of issuance of the variable      the projected account
              annuity contract, a minimum      balance at any future date
              accumulation of purchase         of annuitization and
              payments, even if the            recognizing the excess
              account value is reduced to      ratably over the
              zero, that can be annuitized     accumulation period based on
              to receive a monthly income      present value of total
              stream that is not less than     expected assessments.
              a specified amount.
           .  Certain contracts also        .  Assumptions are consistent
              provide for a guaranteed         with those used for
              lump sum return of purchase      estimating GMDB liabilities.
              premium in lieu of the
              annuitization benefit.

                                            .  Calculation incorporates an
                                               assumption for the
                                               percentage of the potential
                                               annuitizations that may be
                                               elected by the
                                               contractholder.
    ------------------------------------------------------------------------
    GMWBs  .  A return of purchase payment  .  Expected value of the life
              via partial withdrawals,         contingent payments and
              even if the account value is     expected assessments using
              reduced to zero, provided        assumptions consistent with
              that cumulative withdrawals      those used for estimating
              in a contract year do not        the GMDB liabilities.
              exceed a certain limit.

           .  Certain contracts include
              guaranteed withdrawals that
              are life contingent.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                            Annuity Contracts
                                            ----------------
                                             GMDBs    GMIBs    Total
                                            -------  -------- --------
                                                  (In millions)
           Direct
           Balance at January 1, 2011...... $    32  $     88 $    120
           Incurred guaranteed benefits....      17        31       48
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42       119      161
           Incurred guaranteed benefits....      10        98      108
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43       217      260
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $    218 $    267
                                            =======  ======== ========
           Ceded
           Balance at January 1, 2011...... $    32  $     30 $     62
           Incurred guaranteed benefits....      17        11       28
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42        41       83
           Incurred guaranteed benefits....      10        34       44
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43        75      118
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $     76 $    125
                                            =======  ======== ========
           Net
           Balance at January 1, 2011...... $    --  $     58 $     58
           Incurred guaranteed benefits....      --        20       20
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2011....      --        78       78
           Incurred guaranteed benefits....      --        64       64
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2012....      --       142      142
           Incurred guaranteed benefits....      --        --       --
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2013.... $    --  $    142 $    142
                                            =======  ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Balanced........ $   7,255 $   6,507
                      Equity..........     4,086     3,816
                      Bond............       551       588
                      Money Market....        98       118
                                       --------- ---------
                       Total.......... $  11,990 $  11,029
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk as listed below. These amounts include direct business, but exclude offsets from hedging or reinsurance, if any.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

    Information regarding the types of guarantees relating to annuity contracts was as follows at:

                                                                 December 31,
                                           ---------------------------------------------------------
                                                       2013                         2012
                                           ---------------------------- ----------------------------
                                               In the          At           In the          At
                                           Event of Death Annuitization Event of Death Annuitization
                                           -------------- ------------- -------------- -------------
                                                                 (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value..............  $    13,348    $     8,712   $    12,309    $     7,963
Separate account value....................  $    12,841    $     8,470   $    11,797    $     7,715
Net amount at risk........................  $       327    $       116   $       594    $       554
Average attained age of contractholders...     67 years       66 years      66 years       65 years

--------

(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Obligations Under Funding Agreements

  MLIIC is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of the FHLB of Des Moines common stock, included in equity securities, were as follows at:

                                              December 31,
                                              -------------
                                              2013   2012
                                              -----  -----
                                              (In millions)
                       FHLB of Des Moines.... $  26  $  28

  The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                     Liability        Collateral
                                   ------------- ---------------------
                                              December 31,
                                   -----------------------------------
                                    2013   2012     2013       2012
                                   ------ ------ ---------- ----------
                                              (In millions)
         FHLB of Des Moines (1)... $  405 $  405 $  477 (2) $  604 (2)

--------

(1)Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $12.0 billion and $11.1 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)

within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC and VOBA was as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                      2013     2012    2011
                                                                      ------  ------  ------
                                                                        (In millions)
DAC
Balance at January 1,............................................... $   97   $  220  $  352
Capitalizations.....................................................      6       19      34
Amortization related to:
  Net investment gains (losses) and net derivative gains (losses)...    122     (96)    (84)
  Other expenses....................................................   (27)     (38)    (76)
                                                                      ------  ------  ------
   Total amortization...............................................     95    (134)   (160)
                                                                      ------  ------  ------
Unrealized investment gains (losses)................................      8      (8)     (6)
Other (1)...........................................................     38       --      --
                                                                      ------  ------  ------
Balance at December 31,.............................................    244       97     220
                                                                      ------  ------  ------
VOBA
Balance at January 1,...............................................     51       66      79
  Total amortization related to other expenses......................    (6)     (14)    (12)
Unrealized investment gains (losses)................................      2      (1)     (1)
                                                                      ------  ------  ------
Balance at December 31,.............................................     47       51      66
                                                                      ------  ------  ------
Total DAC and VOBA
Balance at December 31,............................................. $  291   $  148  $  286
                                                                      ======  ======  ======

--------

(1)The year ended December 31, 2013 includes $38 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


  Information regarding other policy-related intangibles was as follows:

                                             Years Ended December 31,
                                             ------------------------
                                             2013     2012    2011
                                              -----    -----   -----
                                               (In millions)
                 Deferred Sales Inducements
                 Balance at January 1,...... $  65    $  71   $  84
                 Capitalization.............    --        1       3
                 Amortization...............   (2)      (7)    (16)
                                              -----    -----   -----
                 Balance at December 31,.... $  63    $  65   $  71
                                              =====    =====   =====

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                                     VOBA
                                                 -------------
                                                 (In millions)
                  2014.......................... $          12
                  2015.......................... $          10
                  2016.......................... $           9
                  2017.......................... $           6
                  2018.......................... $           6

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)

derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company had $6 million and $8 million of unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2013 and 2012, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2013 and 2012.

  The amounts in the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                  -----------------------
                                                                   2013     2012    2011
                                                                  -------  ------- -------
                                                                       (In millions)
Premiums
  Direct premiums................................................ $    30  $    12 $     8
  Reinsurance ceded..............................................     (1)      (1)     (1)
                                                                  -------  ------- -------
   Net premiums.................................................. $    29  $    11 $     7
                                                                  =======  ======= =======
Universal life and investment-type product policy fees
  Direct universal life and investment-type product policy fees.. $   244  $   237 $   240
  Reinsurance ceded..............................................    (42)     (39)    (36)
                                                                  -------  ------- -------
   Net universal life and investment-type product policy fees.... $   202  $   198 $   204
                                                                  =======  ======= =======
Fees on ceded reinsurance and other
  Direct fees on ceded reinsurance and other..................... $    25  $    25 $    26
  Reinsurance ceded..............................................      65       68      78
                                                                  -------  ------- -------
   Net fees on ceded reinsurance and other....................... $    90  $    93 $   104
                                                                  =======  ======= =======
Policyholder benefits and claims
  Direct policyholder benefits and claims........................ $    61  $   144 $    92
  Reinsurance ceded..............................................    (13)     (44)    (33)
                                                                  -------  ------- -------
   Net policyholder benefits and claims.......................... $    48  $   100 $    59
                                                                  =======  ======= =======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  The amounts in the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                         December 31,
                                       -------------------------------------------------
                                                 2013                     2012
                                       ------------------------ ------------------------
                                                        Total                    Total
                                                       Balance                  Balance
                                       Direct  Ceded    Sheet   Direct  Ceded    Sheet
                                       ------ -------- -------- ------ -------- --------
                                                         (In millions)
Assets
Premiums, reinsurance and other
  receivables......................... $   26 $  1,803 $  1,829 $   26 $  2,459 $  2,485
Deferred policy acquisition costs and
  value of business acquired..........    311     (20)      291    207     (59)      148
                                       ------ -------- -------- ------ -------- --------
 Total assets......................... $  337 $  1,783 $  2,120 $  233 $  2,400 $  2,633
                                       ====== ======== ======== ====== ======== ========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See " Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company, General American Life Insurance Company, Exeter and MICC, all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                        Years Ended December 31,
                                                        -----------------------
                                                         2013     2012    2011
                                                        -------  ------- -------
                                                             (In millions)
Premiums
Reinsurance ceded...................................... $    --  $   (1) $    --
Universal life and investment-type product policy fees
Reinsurance ceded...................................... $  (41)  $  (39) $  (35)
Fees on ceded reinsurance and other
Reinsurance ceded...................................... $    65  $    68 $    78
Policyholder benefits and claims
Reinsurance ceded...................................... $  (13)  $  (44) $  (31)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  Information regarding the significant effects of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                       December 31,
                                                                     -----------------
                                                                       2013     2012
                                                                     -------- --------
                                                                       (In millions)
Assets
Premiums, reinsurance and other receivables......................... $  1,798 $  2,451
Deferred policy acquisition costs and value of business acquired....     (20)     (59)
                                                                     -------- --------
  Total assets...................................................... $  1,778 $  2,392
                                                                     ======== ========

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $376 million and $959 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($639) million, $190 million and $380 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. The Company had $1.3 billion and $1.4 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.3 billion and $1.4 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS.

                                                December 31, 2013                          December 31, 2012
                                    ------------------------------------------ ------------------------------------------
                                                 Gross Unrealized                           Gross Unrealized
                                     Cost or  ---------------------- Estimated  Cost or  ---------------------- Estimated
                                    Amortized       Temporary  OTTI    Fair    Amortized       Temporary  OTTI    Fair
                                      Cost    Gains  Losses   Losses   Value     Cost    Gains  Losses   Losses   Value
                                    --------- ----- --------- ------ --------- --------- ----- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.....................  $   825  $ 55    $  8     $ --   $   872   $   913  $  87   $  1     $ --   $   999
U.S. Treasury and agency...........      469     2      14       --       457       391      6     --       --       397
RMBS...............................      312    12       7        5       312       286     21      4        6       297
CMBS...............................      293     8       4       --       297       302     17     --       --       319
Foreign corporate..................      223     9       3       --       229       209     14      1       --       222
ABS................................       51     2      --       --        53        51      4      1       --        54
State and political subdivision....       17     2      --       --        19        17      3     --       --        20
Foreign government.................       10     1      --       --        11         9      3     --       --        12
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total fixed maturity securities...  $ 2,200  $ 91    $ 36     $  5   $ 2,250   $ 2,178  $ 155   $  7     $  6   $ 2,320
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======
Equity securities
Common stock.......................  $    26  $ --    $ --     $ --   $    26   $    28  $  --   $ --     $ --   $    28
Non-redeemable preferred stock.....       20    --       1       --        19        20     --      3       --        17
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total equity securities...........  $    46  $ --    $  1     $ --   $    45   $    48  $  --   $  3     $ --   $    45
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than $1 million at both December 31, 2013 and 2012.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                            December 31,
                                              -----------------------------------------
                                                      2013                 2012
                                              -------------------- --------------------
                                              Amortized Estimated  Amortized Estimated
                                                Cost    Fair Value   Cost    Fair Value
                                              --------- ---------- --------- ----------
                                                            (In millions)
Due in one year or less...................... $    240   $    242  $    306   $    308
Due after one year through five years........      487        512       446        476
Due after five years through ten years.......      566        595       588        657
Due after ten years..........................      251        239       199        209
                                              --------   --------  --------   --------
  Subtotal...................................    1,544      1,588     1,539      1,650
Structured securities (RMBS, CMBS and ABS)...      656        662       639        670
                                              --------   --------  --------   --------
  Total fixed maturity securities............ $  2,200   $  2,250  $  2,178   $  2,320
                                              ========   ========  ========   ========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate...................  $   84     $   7      $  13     $   1      $  20      $  1      $   9     $  --
U.S. Treasury and agency.........     169        14         --        --         60        --         --        --
RMBS.............................      84         4         34         8         --        --         49        10
CMBS.............................      73         4         --        --          4        --         15        --
Foreign corporate................      27         2          7         1          2        --          7         1
ABS..............................       7        --          5        --         --        --          5         1
Foreign government...............       1        --          1        --          1        --         --        --
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total fixed maturity securities..  $  445     $  31      $  60     $  10      $  87      $  1      $  85     $  12
                                   ======     =====      =====     =====      =====      ====      =====     =====
Equity securities
Non-redeemable preferred
 stock...........................  $   --     $  --      $  18     $   1      $  --      $ --      $  17     $   3
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total number of securities in an
 unrealized loss position........      87                   18                   18                   22
                                   ======                =====                =====                =====

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $28 million during the year ended December 31, 2013 from $13 million to $41 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $5 million of the total $41 million of gross unrealized losses were from one below investment grade fixed maturity security with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on the below investment grade fixed maturity security are related to non-agency RMBS (alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities decreased $2 million during the year ended December 31, 2013 from $3 million to $1 million. None of the $1 million of gross unrealized losses were from equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                  December 31,
                                 ---------------------------------------------
                                           2013                   2012
                                 -----------------------  --------------------
                                   Carrying                 Carrying     % of
                                     Value     % of Total     Value      Total
                                 ------------- ---------- ------------- ------
                                 (In millions)            (In millions)
Mortgage loans:
  Commercial....................    $  246        86.0 %     $  238      83.8 %
  Agricultural..................        41         14.3          48       16.9
                                    ------       ------      ------     ------
   Subtotal (1).................       287        100.3         286      100.7
  Valuation allowances..........       (1)        (0.3)         (2)      (0.7)
                                    ------       ------      ------     ------
   Total mortgage loans, net....    $  286       100.0 %     $  284     100.0 %
                                    ======       ======      ======     ======

--------

(1)The Company did not purchase any mortgage loans during the year ended December 31, 2013. In 2012, the Company purchased $48 million of mortgage loans, of which $38 million were purchased at estimated fair value from an affiliate, MetLife Bank, National Association.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

   All commercial and agricultural mortgage loans held at both December 31, 2013 and 2012 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2013 and 2012 were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses. The valuation allowance for agricultural mortgage loans was less than $1 million at both December 31, 2013 and 2012.

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                         Commercial Agricultural Total
                                         ---------- ------------ ------
                                                 (In millions)
        Balance at January 1, 2011......   $    1     $    --    $    1
        Provision (release).............        1          --         1
                                           ------     -------    ------
        Balance at December 31, 2011....        2          --         2
        Provision (release).............       --          --        --
                                           ------     -------    ------
        Balance at December 31, 2012....        2          --         2
        Provision (release).............      (1)          --       (1)
                                           ------     -------    ------
        Balance at December 31, 2013....   $    1     $    --    $    1
                                           ======     =======    ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows:

                                   Recorded Investment
                       -------------------------------------------
                       Debt Service Coverage Ratios
                       -----------------------------         % of     Estimated    % of
                       > 1.20x 1.00x - 1.20x < 1.00x Total   Total   Fair Value    Total
                       ------- ------------- ------- ------ ------  ------------- ------
                                  (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  193      $   9      $  15  $  217  88.2 %    $  228      88.4 %
65% to 75%............     19         --         10      29   11.8         30       11.6
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  212      $   9      $  25  $  246 100.0 %    $  258     100.0 %
                       ======      =====      =====  ====== ======     ======     ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  194      $  10      $   9  $  213  89.5 %    $  231      90.2 %
65% to 75%............     15         --         10      25   10.5         25        9.8
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  209      $  10      $  19  $  238 100.0 %    $  256     100.0 %
                       ======      =====      =====  ====== ======     ======     ======

 Credit Quality of Agricultural Mortgage Loans

   All of the agricultural mortgage loans held at both December 31, 2013 and 2012 had loan-to-value ratios of less than 65%.

 Past Due, Interest Accrual Status and Impaired Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no impaired mortgage loans, no mortgage loans past due and no mortgage loans in non-accrual status at both December 31, 2013 and 2012. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Mortgage Loans Modified in a Troubled Debt Restructuring

   The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

   There were no mortgage loans modified in a troubled debt restructuring during the years ended December 31, 2013 and 2012.

Other Invested Assets

  Other invested assets is comprised of loans to affiliates (see " -- Related Party Investment Transactions") and freestanding derivatives with positive estimated fair values (see Note 6).

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $17 million and $23 million at December 31, 2013 and 2012, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                   2013     2012    2011
                                                                                    -----   ------   -----
                                                                                     (In millions)
Fixed maturity securities......................................................... $  55   $  148   $  88
Fixed maturity securities with noncredit OTTI losses in AOCI......................   (5)      (6)    (10)
                                                                                    -----   ------   -----
 Total fixed maturity securities..................................................    50      142      78
Equity securities.................................................................   (1)      (3)     (5)
Derivatives.......................................................................   (1)        1       2
Short-term investments............................................................   (1)      (1)     (1)
                                                                                    -----   ------   -----
 Subtotal.........................................................................    47      139      74
                                                                                    -----   ------   -----
Amounts allocated from:
 Insurance liability loss recognition.............................................    --       --     (7)
 DAC and VOBA related to noncredit OTTI losses recognized in AOCI.................     1        1       1
 DAC and VOBA.....................................................................  (14)     (24)    (15)
                                                                                    -----   ------   -----
   Subtotal.......................................................................  (13)     (23)    (21)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized
  in AOCI.........................................................................     2        2       4
Deferred income tax benefit (expense).............................................  (13)     (42)    (22)
                                                                                    -----   ------   -----
Net unrealized investment gains (losses).......................................... $  23   $   76   $  35
                                                                                    =====   ======   =====

  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2013         2012
                                                         ----------  ----------
                                                            (In millions)
   Balance at January 1,............................... $      (6)   $     (10)
   Securities sold with previous noncredit OTTI loss...          1            3
   Subsequent changes in estimated fair value..........         --            1
                                                         ----------  ----------
   Balance at December 31,............................. $      (5)   $      (6)
                                                         ==========  ==========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                                                 Years Ended December 31,
                                                                                 ------------------------
                                                                                  2013     2012    2011
                                                                                 -------  -------  -----
                                                                                     (In millions)
Balance at January 1,........................................................... $    76  $    35  $  20
Fixed maturity securities on which noncredit OTTI losses have been recognized...       1        4    (2)
Unrealized investment gains (losses) during the year............................    (93)       61     39
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition...................................      --        7    (7)
  DAC and VOBA..................................................................      10      (9)    (7)
  Deferred income tax benefit (expense) related to noncredit OTTI losses
   recognized in AOCI...........................................................      --      (2)      1
  Deferred income tax benefit (expense).........................................      29     (20)    (9)
                                                                                 -------  -------  -----
Balance at December 31,......................................................... $    23  $    76  $  35
                                                                                 =======  =======  =====
Change in net unrealized investment gains (losses).............................. $  (53)  $    41  $  15
                                                                                 =======  =======  =====

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                             -------------
                                                              2013   2012
                                                             ------ ------
                                                             (In millions)
     Securities on loan: (1)
       Amortized cost....................................... $  249 $  185
       Estimated fair value................................. $  241 $  191
     Cash collateral on deposit from counterparties (2)..... $  249 $  196
     Reinvestment portfolio -- estimated fair value......... $  247 $  196

-------------

(1)Included within fixed maturity securities and short-term investments.

(2)Included within payables for collateral under securities loaned and other transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Invested Assets on Deposit and Pledged as Collateral

    Invested assets on deposit and pledged as collateral are presented below at estimated fair value for fixed maturity securities at:

                                                                December 31,
                                                               ---------------
                                                                2013    2012
                                                               ------- -------
                                                                (In millions)
  Invested assets on deposit (regulatory deposits)............ $     7 $     4
  Invested assets pledged as collateral (1)...................     505     620
                                                               ------- -------
   Total invested assets on deposit and pledged as collateral. $   512 $   624
                                                               ======= =======

--------

(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

    See "-- Securities Lending" for securities on loan.

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 Consolidated VIEs

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                      December 31,
                                                        -----------------------------------------
                                                                2013                 2012
                                                        -------------------- --------------------
                                                                   Maximum              Maximum
                                                        Carrying  Exposure   Carrying  Exposure
                                                         Amount  to Loss (1)  Amount  to Loss (1)
                                                        -------- ----------- -------- -----------
                                                                      (In millions)
Fixed maturity securities AFS:
  Structured securities (RMBS, CMBS, and ABS) (2)......  $  662    $  662     $  670    $  670
  U.S. and foreign corporate...........................      21        21         23        23
Other limited partnership interests....................      19        20         14        15
Equity securities AFS:
  Non-redeemable preferred stock.......................      18        18         17        17
                                                         ------    ------     ------    ------
  Total................................................  $  720    $  721     $  724    $  725
                                                         ======    ======     ======    ======

--------

(1)The maximum exposure to loss relating to fixed maturity and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 11, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                         ------------------------
                                                          2013     2012    2011
                                                          ------  ------  ------
                                                            (In millions)
   Investment income:
     Fixed maturity securities.......................... $   94   $   98  $  104
     Equity securities..................................      1        1       2
     Mortgage loans.....................................     16       15      10
     Policy loans.......................................      2        2       2
     Other limited partnership interests................      4        1      --
     Cash, cash equivalents and short-term investments..      1       --      --
                                                          ------  ------  ------
      Subtotal..........................................    118      117     118
     Less: Investment expenses..........................      4        4       4
                                                          ------  ------  ------
          Net investment income......................... $  114   $  113  $  114
                                                          ======  ======  ======

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                             2013     2012     2011
                                                                              -----   ------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized -- by industry:
   U.S. and foreign corporate securities -- by industry:
     Finance................................................................ $  --   $  (1)   $   --
     Utility................................................................    --      (1)       --
                                                                              -----   ------  ------
       Total U.S. and foreign corporate securities..........................    --      (2)       --
                                                                              -----   ------  ------
  OTTI losses on fixed maturity securities recognized in earnings...........    --      (2)       --
  Fixed maturity securities -- net gains (losses) on sales and disposals....     1      (2)      (5)
                                                                              -----   ------  ------
   Total gains (losses) on fixed maturity securities........................     1      (4)      (5)
                                                                              -----   ------  ------
       Total net investment gains (losses).................................. $   1   $  (4)   $  (5)
                                                                              =====   ======  ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                      Years Ended December 31,
                                     ----------------------------------------------------------------
                                      2013     2012     2011   2013  2012  2011   2013   2012   2011
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
                                     Fixed Maturity Securities Equity Securities        Total
                                     ------------------------- ----------------- --------------------
                                                            (In millions)
Proceeds............................ $  417   $  576   $  318  $  -- $   1 $   5 $  417 $  577 $  323
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======
Gross investment gains.............. $    3   $    2   $    3  $  -- $  -- $  -- $    3 $    2 $    3
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Gross investment losses.............    (2)      (4)      (8)     --    --    --    (2)    (4)    (8)
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Total OTTI losses:
  Credit-related....................     --      (1)       --     --    --    --     --    (1)     --
  Other (1).........................     --      (1)       --     --    --    --     --    (1)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
   Total OTTI losses................     --      (2)       --     --    --    --     --    (2)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
    Net investment gains (losses)... $    1   $  (4)   $  (5)  $  -- $  -- $  -- $    1 $  (4) $  (5)
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======

--------

(1)Other OTTI losses recognized in earnings include impairments on fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

 Credit Loss Rollforward

   The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                 Years Ended December 31,
                                                                 ------------------------
                                                                    2013         2012
                                                                  ----------  ----------
                                                                     (In millions)
Balance at January 1,........................................... $        2   $        3
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........         --          (1)
                                                                  ----------  ----------
Balance at December 31,......................................... $        2   $        2
                                                                  ==========  ==========

 Related Party Investment Transactions

   The Company has an affiliated loan outstanding, which is included in other invested assets, totaling $45 million at both years ended December 31, 2013 and 2012. At December 31, 2011, the loan was outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loan is due on July 15, 2021, and bears interest, payable semi-annually, at 5.64%. Net investment income from this loan was $3 million, $3 million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $3 million for each of the years ended December 31, 2013, 2012 and 2011.

6. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and non-qualifying hedging relationships.

   The Company purchases interest rate floors primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in non-qualifying hedging relationships.

   To a lesser extent, the Company uses interest rate futures in non-qualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

 another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                           December 31,
                                                                      -----------------------------------------------------------
                                                                                 2013                          2012
                                                                      ----------------------------- -----------------------------
                                                                               Estimated Fair Value          Estimated Fair Value
                                                                               --------------------          --------------------
                                                                      Notional                      Notional
                                    Primary Underlying Risk Exposure   Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                    --------------------------------  -------- ------  -----------  -------- ------  -----------
                                                                                           (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
 Interest rate swaps............... Interest rate.................... $     10 $  --      $  --     $     12 $  --      $  --
Cash flow hedges:
 Foreign currency swaps............ Foreign currency exchange rate...       30     2          3           27     2          1
                                                                      -------- -----      -----     -------- -----      -----
    Total qualifying hedges......................................           40     2          3           39     2          1
                                                                      -------- -----      -----     -------- -----      -----
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps................ Interest rate....................      741    12         22          741     9          6
Interest rate floors............... Interest rate....................    2,040     9          4        2,040    36         17
Foreign currency swaps............. Foreign currency exchange rate...       37    --          5           23    --          1
Credit default swaps--purchased.... Credit...........................        8    --         --            9    --         --
Credit default swaps--written...... Credit...........................       20    --         --           22    --         --
                                                                      -------- -----      -----     -------- -----      -----
   Total non-designated or non-qualifying derivatives.............       2,846    21         31        2,835    45         24
                                                                      -------- -----      -----     -------- -----      -----
    Total........................................................     $  2,886 $  23      $  34     $  2,874 $  47      $  25
                                                                      ======== =====      =====     ======== =====      =====

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Derivatives and hedging gains (losses).. $   (27)   $   26 $   36
        Embedded derivatives....................    (415)      303    290
                                                 --------   ------ ------
          Total net derivative gains (losses)... $  (442)   $  329 $  326
                                                 ========   ====== ======

  The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2013, 2012 and 2011, was not significant.

  The Company recognized $26 million, $25 million and $14 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                              Net
                                                           Derivative
                                                         Gains (Losses)
                                                         --------------
                                                         (In millions)
        Year Ended December 31, 2013:
          Interest rate derivatives.....................    $  (50)
          Foreign currency exchange rate derivatives....        (4)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $  (54)
                                                            =======
        Year Ended December 31, 2012:
          Interest rate derivatives.....................    $     2
          Foreign currency exchange rate derivatives....        (1)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $     1
                                                            =======
        Year Ended December 31, 2011:
          Interest rate derivatives.....................    $    22
          Foreign currency exchange rate derivatives....         --
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................          1
                                                            -------
           Total........................................    $    23
                                                            =======

Fair Value Hedges

  The Company designates and accounts for interest rate swaps to convert fixed rate assets to floating rate assets as fair value hedges when they have met the requirements of fair value hedging.

  The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges for each of the years ended December 31, 2013, 2012 and 2011 were not significant. Changes in the fair value of the derivatives and the hedged items recognized in net derivative gains (losses) were not significant for each of the years ended December 31, 2013, 2012 and 2011.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets as cash flow hedges when they have met the requirements of cash flow hedging.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For the year ended December 31, 2013 the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant. For both the years ended 2012 and 2011, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2013, 2012 and 2011.

  At December 31, 2013 and 2012, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($1) million and $1 million, respectively.

  For the years ended December 31, 2013, 2012 and 2011, there was ($2) million, ($1) million and $1 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For both the years ended December 31, 2013 and 2012, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2011, there were no amounts reclassified to net derivative gains (losses) related to foreign currency swaps. For the years ended December 31, 2013, 2012 and 2011, there were no amounts reclassified to net investment income related to foreign currency swaps.

  For both the years ended December 31, 2013 and 2012, the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant. For the year ended December 31, 2011, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges.

  At December 31, 2013, ($1) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $20 million and $22 million at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At both December 31, 2013 and 2012, the amounts the Company would have received to terminate all of these contracts was not significant.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $     --      $     --          --       $     --      $      2         1.0
Baa
Credit default swaps
  referencing indices........        --            20         5.0             --            20         4.5
                               --------      --------                   --------      --------
 Total.......................  $     --      $     20         5.0       $     --      $     22         4.2
                               ========      ========                   ========      ========

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

  See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                           December 31, 2013  December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar           ------------------ ------------------
Arrangement                                                                Assets Liabilities Assets Liabilities
----------------------------------------------------------------           ------ ----------- ------ -----------
                                                                                       (In millions)
Gross estimated fair value of derivatives:
  OTC-bilateral (1)....................................................... $  25     $  32    $   53    $  27
  OTC-cleared (1).........................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
   Total gross estimated fair value of derivatives (1)....................    25        32        53       27
Amounts offset in the balance sheets......................................    --        --        --       --
                                                                           -----     -----    ------    -----
Estimated fair value of derivatives presented in the balance sheets (1)...    25        32        53       27
Gross amounts not offset in the balance sheets:
Gross estimated fair value of derivatives: (2)
  OTC-bilateral...........................................................   (5)       (5)      (10)     (10)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Cash collateral: (3)
  OTC-bilateral...........................................................  (17)        --      (42)       --
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Securities collateral: (4)
  OTC-bilateral...........................................................   (2)      (26)       (1)     (16)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
Net amount after application of master netting agreements and collateral.. $   1     $   1    $   --    $   1
                                                                           =====     =====    ======    =====

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $2 million and $6 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of ($2) million and $2 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At both December 31, 2013 and 2012, the Company had not received or paid any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $1 million for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company had provided no excess securities collateral for its OTC-bilateral derivatives, and had provided $1 million and $0, respectively, for its OTC- cleared derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company did not pledge any securities collateral for its exchange-traded derivatives.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                    Estimated Fair Value of    Fair Value of Incremental Collateral
                                     Collateral Provided:                 Provided Upon:
                                    ----------------------- -------------------------------------------
                                                                                   Downgrade in the
                                                                                 Company's Financial
                                                                                   Strength Rating
                                                                               to a Level that Triggers
                       Estimated                                One Notch           Full Overnight
                     Fair Value of                             Downgrade in      Collateralization or
                     Derivatives in                           the Company's          Termination
                     Net Liability      Fixed Maturity      Financial Strength    of the Derivative
                      Position (1)        Securities              Rating               Position
                     -------------- ----------------------- ------------------ ------------------------
                                                       (In millions)
December 31, 2013...    $    27             $    26              $    --                $    1
December 31, 2012...    $    17             $    16              $    --                $    2

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                   December 31,
                                                                  ---------------
                                        Balance Sheet Location      2013    2012
                                       -------------------------- -------- ------
                                                                   (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    376 $  959
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (131) $   56

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Net derivative gains (losses) (1), (2).. $  (415)   $  303 $  290

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($6) million, ($26) million and $29 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition,

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

   the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $42 million, $28 million and ($62) million for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                Level 1  Unadjusted quoted prices in active
                         markets for identical assets or
                         liabilities. The Company defines
                         active markets based on average
                         trading volume for equity securities.
                         The size of the bid/ask spread is
                         used as an indicator of market
                         activity for fixed maturity
                         securities.

                Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                Level 3  Unobservable inputs that are
                         supported by little or no market
                         activity and are significant to the
                         determination of estimated fair value
                         of the assets or liabilities.
                         Unobservable inputs reflect the
                         reporting entity's own assumptions
                         about the assumptions that market
                         participants would use in pricing the
                         asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                           December 31, 2013
                                                               -----------------------------------------
                                                                 Fair Value Hierarchy
                                                               -------------------------


                                                                                         Total Estimated
                                                               Level 1  Level 2  Level 3   Fair Value
                                                               ------- --------- ------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $   --  $     859 $   13     $     872
 U.S. Treasury and agency.....................................    408         49     --           457
 RMBS.........................................................     --        285     27           312
 CMBS.........................................................     --        297     --           297
 Foreign corporate............................................     --        185     44           229
 ABS..........................................................     --         46      7            53
 State and political subdivision..............................     --         19     --            19
 Foreign government...........................................     --         11     --            11
                                                               ------  --------- ------     ---------
   Total fixed maturity securities............................    408      1,751     91         2,250
                                                               ------  --------- ------     ---------
Equity securities:
 Common stock.................................................     --         26     --            26
 Non-redeemable preferred stock...............................     --         --     19            19
                                                               ------  --------- ------     ---------
   Total equity securities....................................     --         26     19            45
                                                               ------  --------- ------     ---------
Short-term investments........................................     14         61     --            75
 Derivative assets: (1)
   Interest rate..............................................     --         21     --            21
   Foreign currency exchange rate.............................     --          2     --             2
                                                               ------  --------- ------     ---------
    Total derivative assets...................................     --         23     --            23
                                                               ------  --------- ------     ---------
Net embedded derivatives within asset host contracts (2)......     --         --    376           376
Separate account assets (3)...................................     --     12,033     --        12,033
                                                               ------  --------- ------     ---------
    Total assets.............................................. $  422  $  13,894 $  486     $  14,802
                                                               ======  ========= ======     =========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $   --  $      26 $   --     $      26
 Foreign currency exchange rate...............................     --          8     --             8
                                                               ------  --------- ------     ---------
   Total derivative liabilities...............................     --         34     --            34
                                                               ------  --------- ------     ---------
Net embedded derivatives within liability host contracts (2)..     --         --  (131)         (131)
                                                               ------  --------- ------     ---------
   Total liabilities.......................................... $   --  $      34 $(131)     $    (97)
                                                               ======  ========= ======     =========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                                                              December 31, 2012
                                                               -----------------------------------------------
                                                                    Fair Value Hierarchy
                                                               -------------------------------
                                                                                               Total Estimated
                                                               Level 1    Level 2    Level 3     Fair Value
                                                               -------- ----------- ---------- ---------------
                                                                                (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $     -- $       944 $       55   $       999
 U.S. Treasury and agency.....................................      382          15         --           397
 RMBS.........................................................       --         283         14           297
 CMBS.........................................................       --         305         14           319
 Foreign corporate............................................       --         180         42           222
 ABS..........................................................       --          54         --            54
 State and political subdivision..............................       --          20         --            20
 Foreign government...........................................       --          12         --            12
                                                               -------- ----------- ----------   -----------
   Total fixed maturity securities............................      382       1,813        125         2,320
                                                               -------- ----------- ----------   -----------
Equity securities:
 Common stock.................................................       --          28         --            28
 Non-redeemable preferred stock...............................       --          --         17            17
                                                               -------- ----------- ----------   -----------
   Total equity securities....................................       --          28         17            45
                                                               -------- ----------- ----------   -----------
Short-term investments........................................      116          23         --           139
 Derivative assets: (1)
   Interest rate..............................................       --          45         --            45
   Foreign currency exchange rate.............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative assets...................................       --          47         --            47
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within asset host contracts (2)......       --          --        959           959
Separate account assets (3)...................................       --      11,072         --        11,072
                                                               -------- ----------- ----------   -----------
    Total assets.............................................. $    498 $    12,983 $    1,101   $    14,582
                                                               ======== =========== ==========   ===========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $     -- $        23 $       --   $        23
 Foreign currency exchange rate...............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative liabilities..............................       --          25         --            25
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within liability host contracts (2)..       --          --         56            56
                                                               -------- ----------- ----------   -----------
    Total liabilities......................................... $     -- $        25 $       56   $        81
                                                               ======== =========== ==========   ===========

--------

(1)Derivative assets are presented within other invested assets in the balance sheets and derivative liabilities are presented within other liabilities in the balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 2% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

  not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities and Short-term Investments

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs, including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

   inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   Non-redeemable preferred stock

     These securities, including financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets within the Company's separate accounts consist of mutual funds.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

 the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

 Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

 Embedded Derivatives

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                             December 31, 2013
                       --------------------- --------------------------  --------------------------
                            Valuation              Significant                             Weighted
                            Techniques          Unobservable Inputs          Range        Average (1)
                       --------------------- --------------------------  -------------    -----------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)            (10)  -     30        6
                                             Illiquidity premium (4)        30  -     30       30
                                             Credit spreads (4)
                       Consensus pricing     Offered quotes (5)
                       -------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                               97  -    574      411
                       Market pricing        Quoted prices (5)             100  -    100      100
                       -------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)
                       -------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)              99  -     99       99
                       Consensus pricing     Offered quotes (5)             99  -     99       99
                       -------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%
                                                 Ages 41 - 60             0.04% -   0.65%
                                                 Ages 61 - 115            0.26% -    100%
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%
                                                 Durations 11 -20            3% -    100%
                                                 Durations 21 -116           3% -    100%
                                             Utilization rates              20% -     50%
                                             Withdrawal rates             0.07% -     10%
                                             Long-term equity
                                               volatilities              17.40% -     25%
                                             Nonperformance risk
                                               spread                     0.03% -   0.44%
                       -------------------------------------------------------------------------------

                                                                             December 31, 2012           Impact of
                       --------------------- --------------------------  --------------------------   Increase in Input
                            Valuation              Significant                             Weighted     on Estimated
                            Techniques          Unobservable Inputs          Range        Average (1)  Fair Value (2)
                       --------------------- --------------------------  -------------    ----------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)              50  -    100       57        Decrease
                                             Illiquidity premium (4)        30  -     30       30        Decrease
                                             Credit spreads (4)             23  -    421      129        Decrease
                       Consensus pricing     Offered quotes (5)            100  -    102      101        Increase
                       -------------------------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                              161  -    657      541      Decrease (6)
                       Market pricing        Quoted prices (5)                                         Increase (6)
                       -------------------------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)             100  -    100      100      Increase (6)
                       -------------------------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)                                         Increase (6)
                       Consensus pricing     Offered quotes (5)                                        Increase (6)
                       -------------------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%              Decrease (7)
                                                 Ages 41 - 60             0.05% -   0.64%              Decrease (7)
                                                 Ages 61 - 115            0.32% -    100%              Decrease (7)
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%              Decrease (8)
                                                 Durations 11 -20            3% -    100%              Decrease (8)
                                                 Durations 21 -116           3% -    100%              Decrease (8)
                                             Utilization rates              20% -     50%              Increase (9)
                                             Withdrawal rates             0.07% -     10%                      (10)
                                             Long-term equity
                                               volatilities              17.40% -     25%              Increase (11)
                                             Nonperformance risk
                                               spread                     0.10% -   0.67%              Decrease (12)
                       -------------------------------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,...................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --         (415)
 OCI....................................      --      --    --       2      --    --         2          --            --
Purchases (3)...........................       4      13    --      10       7    --        --          --            --
Sales (3)...............................    (10)      --    --     (9)      --    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            19
Transfers into Level 3 (4)..............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............    (36)      --  (14)     (1)      --    --        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  13   $  27 $  --   $  44   $   7 $  --     $  19       $  --        $  507
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $(402)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2012:
Balance at January 1,...................   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --           303
 OCI....................................       2       3    --      --      --    --         2          --            --
Purchases (3)...........................      31      --    14      36      --    --        --          --            --
Sales (3)...............................     (2)      --    --      --     (6)    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            20
Transfers into Level 3 (4)..............      11      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............     (3)      --    --      --      --  (19)        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  309

                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                       -----------------------------------------------------------------------------------
                                            Fixed Maturity Securities:       Equity Securities:
                                       ------------------------------------- -----------------
                                                                                        Non-
                                                                                     redeemable                   Net
                                         U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                       Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                       --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                          (In millions)
Year Ended December 31, 2011:
Balance at January 1,.................   $  22   $  11 $  --   $  25   $  19 $  10     $  15       $   9        $  269
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)..........
  Net investment income...............      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).......      --      --    --     (3)      --    --        --          --            --
  Net derivative gains (losses).......      --      --    --      --      --    --        --          --           290
 OCI..................................       1      --    --       2       1    --        --          --            --
Purchases (3).........................       2      --    --       6       5     9        --          --            --
Sales (3).............................     (2)      --    --    (17)     (9)    --        --         (9)            --
Issuances (3).........................      --      --    --      --      --    --        --          --            --
Settlements (3).......................      --      --    --      --      --    --        --          --            21
Transfers into Level 3 (4)............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)..........     (7)      --    --     (7)    (10)    --        --          --            --
                                         -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,...............   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
                                         =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  293

--------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                       December 31, 2013
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                    -      -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     286  $     --     $    --    $     303     $    303
Policy loans.................... $      27  $     --     $     3    $      39     $     42
Other limited partnership
 interests...................... $       1  $     --     $    --    $       1     $      1
Other invested assets........... $      45  $     --     $    50    $      --     $     50
Premiums, reinsurance and other
 receivables.................... $   1,258  $     --     $    --    $   1,359     $  1,359
Other assets.................... $       5  $     --     $     5    $      --     $      5
Liabilities
PABs............................ $   2,293  $     --     $    --    $   2,501     $  2,501
Other liabilities............... $       1  $     --     $     1    $      --     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

                                                       December 31, 2012
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                           -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     284  $     --     $    --    $     307     $     307
Policy loans.................... $      27  $     --     $     2    $      46     $      48
Other limited partnership
 interests...................... $       1  $     --     $    --    $       2     $       2
Other invested assets........... $      45  $     --     $    57    $      --     $      57
Premiums, reinsurance and other
 receivables.................... $   1,364  $     --     $    --    $   1,527     $   1,527
Other assets.................... $       6  $     --     $     6    $      --     $       6
Liabilities
PABs............................ $   2,431  $     --     $    --    $   2,788     $   2,788
Other liabilities............... $       3  $     --     $     3    $      --     $       3

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


 Other Invested Assets

   These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Other Assets

   Other assets are comprised of a receivable for the reimbursable portion of the estimated future guaranty liability that pertains to pre-acquisition business. With the exception of the receivable, other assets are not considered financial instruments subject to disclosure. Accordingly, the amount represents the receivable from an unaffiliated institution for which the estimated fair value was determined by discounting the expected future cash flows using a discount rate that reflects the credit standing of the unaffiliated institution.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

   The investment contracts primarily include fixed deferred annuities and fixed term payout annuities. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

   Other liabilities consist of derivative payables and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity


Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). The RBC ratio for the Company was in excess of 1,400% for all periods presented.

  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of the Company, a Missouri domiciled insurer, was $111 million, $132 million and $94 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $666 million and $704 million at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Missouri State Department of Insurance.

Dividend Restrictions

  Under Missouri State Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). MLIIC will be permitted to pay a dividend to MetLife in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)

whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013 and 2012, MLIIC paid a dividend to MetLife of $129 million and $18 million, respectively. During the year ended December 31, 2011, MLIIC did not pay a dividend to MetLife. Based on amounts at December 31, 2013, MLIIC could pay a stockholder dividend in 2014 of $99 million without prior regulatory approval of the Missouri Director.

Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives  Total
                                                    ------------------- -------------- -------
                                                                  (In millions)
Balance at December 31, 2010.......................       $    19          $     1     $    20
OCI before reclassifications.......................            19               --          19
Income tax expense (benefit).......................           (7)               --         (7)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            31                1          32
Amounts reclassified from AOCI.....................             4               --           4
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             3               --           3
                                                          -------          -------     -------
Balance at December 31, 2011.......................            34                1          35
OCI before reclassifications.......................            61              (1)          60
Income tax expense (benefit).......................          (21)               --        (21)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            74               --          74
Amounts reclassified from AOCI.....................             3               --           3
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             2               --           2
                                                          -------          -------     -------
Balance at December 31, 2012.......................            76               --          76
OCI before reclassifications.......................          (78)              (2)        (80)
Income tax expense (benefit).......................            27                1          28
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            25              (1)          24
Amounts reclassified from AOCI.....................           (2)               --         (2)
Income tax expense (benefit).......................             1               --           1
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.           (1)               --         (1)
                                                          -------          -------     -------
Balance at December 31, 2013.......................       $    24          $   (1)     $    23
                                                          =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          Statement of Operations and
AOCI Components                                        Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
----------------------------------------------------   ------------------------------ ------------------------------------
                                                        Years Ended December 31,
                                                       ------------------------------
                                                         2013       2012      2011
                                                        --------  --------  --------
                                                             (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains (losses)............ $      1   $    (5)  $    (5)  Other net investment gains (losses)
  Net unrealized investment gains (losses)............        1          2         1  Net investment income
                                                        --------  --------  --------
   Net unrealized investment gains (losses), before
    income tax........................................        2        (3)       (4)
   Income tax (expense) benefit.......................      (1)          1         1
                                                        --------  --------  --------
   Net unrealized investment gains (losses), net of
    income tax........................................ $      1   $    (2)  $    (3)
                                                        ========  ========  ========
Total reclassifications, net of income tax............ $      1   $    (2)  $    (3)
                                                        ========  ========  ========

9. Other Expenses

  Information on other expenses was as follows:

                                                Years Ended December 31,
                                                ------------------------
                                                 2013     2012    2011
                                                -----    -----   -----
                                                  (In millions)
              Compensation..................... $   5    $   9   $  10
              Commissions......................    50       57      68
              Volume-related costs.............    --        3       7
              Capitalization of DAC............   (6)     (19)    (34)
              Amortization of DAC and VOBA.....  (89)      148     172
              Premium taxes, licenses and fees.     3        1       6
              Other............................    26       30      30
                                                 -----    -----   -----
                Total other expenses........... $(11)    $ 229   $ 259
                                                 =====    =====   =====

Capitalization and Amortization of DAC and VOBA

  See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Affiliated Expenses

  See Note 12 for discussion of affiliated expenses included in the table above.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax


   The provision for income tax was as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                        2013     2012    2011
                                                       -------  -----   -----
                                                         (In millions)
       Current:
        Federal...................................... $    38   $   8   $  24
       Deferred:
        Federal......................................   (105)      86      66
                                                       -------   -----  -----
          Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                       =======   =====  =====

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                                    ------------------------
                                                      2013     2012    2011
                                                     -------  -----   -----
                                                       (In millions)
        Tax provision at U.S. statutory rate....... $  (55)   $ 103   $ 107
        Tax effect of:
         Dividend received deduction...............    (12)    (11)    (13)
         Prior year tax............................     (2)       3     (2)
         Tax credits...............................     (1)     (1)     (2)
         Other, net................................       3      --      --
                                                     -------   -----  -----
        Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                     =======   =====  =====

   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                          December 31,
                                                        -----------------
                                                          2013     2012
                                                        -------- --------
                                                          (In millions)
      Deferred income tax assets:
       Investments, including derivatives.............. $      9 $     --
       Tax credit carryforwards........................        5       --
       Other, net......................................        2
                                                        -------- --------
         Total deferred income tax assets..............       16       --
      Deferred income tax liabilities:
       Policyholder liabilities and receivables........      110      234
       DAC and VOBA....................................       86       33
       Net unrealized investment gains.................       11       40
       Investments, including derivatives..............       --       18
       Other...........................................        1        1
                                                        -------- --------
         Total deferred income tax liabilities.........      208      326
                                                        -------- --------
           Net deferred income tax asset (liability)... $  (192) $  (326)
                                                        ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   Tax credit carryforwards of $5 million at December 31, 2013 will expire beginning in 2021.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates include $18 million and $8 million at December 31, 2013 and 2012, respectively. The amounts due to affiliates include $8 million at December 31, 2011.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2006. The IRS audit cycle for the year 2006, which began in April 2010, is expected to conclude in 2014.

   It is not expected that there will be a material change in the Company's liability for unrecognized tax benefits in the next 12 months.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                                  Year Ended
                                                                               December 31, 2013
                                                                               -----------------
                                                                                 (In millions)
Balance at January 1,.........................................................     $     --
Additions for tax positions of prior years....................................            3
                                                                                   --------
Balance at December 31,.......................................................     $      3
                                                                                   ========
Unrecognized tax benefits that, if recognized would impact the effective rate.     $      3
                                                                                   ========

   There were no unrecognized tax benefits at December 31, 2012 and 2011.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

   Interest was as follows:

                                                                 Year Ended
                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest recognized in the statements of operations..........     $      1

                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest included in other liabilities in the balance sheets.     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   There was no interest recognized in the statements of operations for the years ended December 31, 2012 and 2011. There was no interest included in other liabilities in the balance sheets at December 31, 2012.

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $14 million and $8 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $2 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of $3 million related to a true-up of the 2011 tax return.

11. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Unclaimed Property Inquiries

    In April 2012, MetLife, for itself and on behalf of entities including the Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. At least one other jurisdiction is pursuing a market conduct examination. It is possible that other jurisdictions may pursue similar examinations or audits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

    Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its financial statements for all probable and reasonably estimable losses for sales practices matters.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                              December 31,
                                                             ---------------
                                                              2013    2012
                                                             ------- -------
                                                              (In millions)
    Other Assets:
     Premium tax offset for future undiscounted assessments. $     1 $     1
     Receivable for reimbursement of paid assessments (1)...       5       6
                                                             ------- -------
                                                             $     6 $     7
                                                             ======= =======
    Other Liabilities:
     Insolvency assessments................................. $     6 $     8
                                                             ======= =======

--------

(1)The Company holds a receivable from the seller of a prior acquisition in accordance with the purchase agreement.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


Commitments

 Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $7 million and $9 million at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

   The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million and $1 million at December 31, 2013 and 2012, respectively.

 Commitments to Fund Private Corporate Bond Investments

   The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $14 million and $13 million at December 31, 2013 and 2012, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

12. Related Party Transactions


Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $78 million, $53 million and $76 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $38 million, $34 million and $32 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in fees on ceded reinsurance and other, were $25 million, $24 million and $26 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $2 million at December 31, 2013 and 2012, respectively.

  See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Event

  The Company has evaluated events subsequent to December 31, 2013, through March 31, 2014, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

                             FINANCIAL STATEMENTS

           AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED
                DECEMBER 31, 2013, 2012 AND 2011 (AS RESTATED)
                       AND INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Exeter Reassurance Company, Ltd.:

We have audited the accompanying financial statements of Exeter Reassurance Company, Ltd. (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter Reassurance Company, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated to correct misstatements on the 2013, 2012 and 2011 statements of cash flows. Our opinion is not modified with respect to this matter.

OTHER MATTERS

In our report dated April 2, 2014 on the previously issued 2012 financial statements filed with the Cayman Islands Monetary Authority ("CIMA"), we expressed an opinion that the Company's 2012 balance sheet did not fairly present insurance liabilities and, accordingly, did not conform to the presentation required under accounting principles generally accepted in the United States of America. That presentation was based on practices prescribed or permitted by CIMA. As noted in Note 1, in these general purpose financial statements, the Company has changed its presentation of insurance liabilities to conform to accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2012 financial statements, as presented herein, is different from that expressed in our previous report.

In addition, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Princeton, New Jersey
April 2, 2014
(October 27, 2014 as to Note 1 related to the restatements and November 7, 2014 as to Note 14)

                       EXETER REASSURANCE COMPANY, LTD.

                                BALANCE SHEETS
                          DECEMBER 31, 2013 AND 2012

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           2013
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,321,081
  Short-term investments, at estimated fair value....................................................       2,781,282
  Derivative assets..................................................................................       2,375,499
  Funds withheld at interest.........................................................................       2,694,267
                                                                                                      ---------------
   Total investments.................................................................................       9,172,129
Cash and cash equivalents............................................................................         629,616
Accrued investment income............................................................................          94,238
Premiums, reinsurance and other receivables..........................................................         645,814
Deferred policy acquisition costs....................................................................         159,820
Current income tax recoverable.......................................................................         196,592
Deferred income tax recoverable......................................................................       1,529,464
                                                                                                      ---------------
   Total assets...................................................................................... $    12,427,673
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,747,421
Policyholder account balances........................................................................       2,488,945
Other policy-related balances........................................................................       2,170,145
Policyholder dividends payable.......................................................................          16,256
Debt -- affiliated...................................................................................         575,118
Derivative liabilities...............................................................................       2,648,454
Other liabilities....................................................................................         551,170
                                                                                                      ---------------
   Total liabilities.................................................................................      11,197,509
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................               2
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................             135
Additional paid-in capital...........................................................................       4,125,653
Retained earnings (accumulated deficit)..............................................................     (2,964,638)
Accumulated other comprehensive income (loss)........................................................          69,012
                                                                                                      ---------------
   Total stockholder's equity........................................................................       1,230,164
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    12,427,673
                                                                                                      ===============

                                                                                                           2012
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,785,619
  Short-term investments, at estimated fair value....................................................       4,307,652
  Derivative assets..................................................................................       4,652,428
  Funds withheld at interest.........................................................................       2,436,815
                                                                                                      ---------------
   Total investments.................................................................................      13,182,514
Cash and cash equivalents............................................................................         905,519
Accrued investment income............................................................................          93,501
Premiums, reinsurance and other receivables..........................................................         775,433
Deferred policy acquisition costs....................................................................         136,661
Current income tax recoverable.......................................................................         261,720
Deferred income tax recoverable......................................................................       2,267,071
                                                                                                      ---------------
   Total assets...................................................................................... $    17,622,419
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,735,580
Policyholder account balances........................................................................       8,831,285
Other policy-related balances........................................................................       1,896,818
Policyholder dividends payable.......................................................................          17,438
Debt -- affiliated...................................................................................          75,118
Derivative liabilities...............................................................................       1,665,997
Other liabilities....................................................................................       1,726,141
                                                                                                      ---------------
   Total liabilities.................................................................................      16,948,377
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................             200
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................          13,466
Additional paid-in capital...........................................................................       4,085,299
Retained earnings (accumulated deficit)..............................................................     (3,504,200)
Accumulated other comprehensive income (loss)........................................................          79,277
                                                                                                      ---------------
   Total stockholder's equity........................................................................         674,042
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    17,622,419
                                                                                                      ===============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                            2013           2012          2011
                                                        ------------- --------------- -----------
REVENUES
Premiums............................................... $      59,372 $       949,827 $    71,518
Universal life and investment-type product policy fees.       586,571         548,425     432,722
Net investment income..................................        35,423          20,695      17,238
Net investment gains (losses)..........................      (56,581)          41,793     (1,086)
Net derivative gains (losses)..........................     1,935,248     (3,676,589)     230,434
Other revenues.........................................         1,395          22,916      43,740
                                                        ------------- --------------- -----------
   Total revenues......................................     2,561,428     (2,092,933)     794,566
                                                        ------------- --------------- -----------
EXPENSES
Policyholder benefits and claims.......................     1,379,886       1,811,746     309,339
Interest credited to policyholder account balances.....        17,399          16,598      15,831
Policyholder dividends.................................        26,675          30,279      30,722
Other expenses.........................................       101,207         206,841     169,883
                                                        ------------- --------------- -----------
   Total expenses......................................     1,525,167       2,065,464     525,775
                                                        ------------- --------------- -----------
Income (loss) before provision for income tax..........     1,036,261     (4,158,397)     268,791
Provision for income tax expense (benefit).............       364,215     (1,455,499)      94,077
                                                        ------------- --------------- -----------
Net income (loss)...................................... $     672,046 $   (2,702,898) $   174,714
                                                        ============= =============== ===========



              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                             2013           2012           2011
                                                         ------------ ---------------- ------------
Net income (loss)....................................... $    672,046 $    (2,702,898) $    174,714
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related
   offsets..............................................     (56,634)           25,017       35,549
 Foreign currency translation adjustments...............       26,548           13,028     (15,751)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), before income tax...     (30,086)           38,045       19,798
 Income tax (expense) benefit related to items of other
   comprehensive income (loss)..........................       19,821          (8,756)     (12,442)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), net of income tax...     (10,265)           29,289        7,356
                                                         ------------ ---------------- ------------
Comprehensive income (loss)............................. $    661,781 $    (2,673,609) $    182,070
                                                         ============ ================ ============




              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                      STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)




                                                                                                  RETAINED
                                                                                   ADDITIONAL     EARNINGS
                                                             PREFERRED   COMMON     PAID-IN     (ACCUMULATED
                                                              STOCK      STOCK      CAPITAL       DEFICIT)
                                                            ---------- ---------- ------------ --------------
Balance at December 31, 2010...............................  $     --  $   13,466 $    548,218 $    (976,016)
Capital contribution from MetLife, Inc. (Note 9)...........                            703,860
Comprehensive income (loss):
Net income (loss)..........................................                                           174,714
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2011...............................        --      13,466    1,252,078      (801,302)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                            833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................       200                1,999,800
Comprehensive income (loss):
Net income (loss)..........................................                                       (2,702,898)
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2012...............................       200      13,466    4,085,299    (3,504,200)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                             26,825
Change in preferred and common stock par value
 (Note 9)..................................................     (198)    (13,331)       13,529
Dividends on perpetual preferred stock.....................                                         (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                           672,046
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2013...............................  $      2  $      135 $  4,125,653 $  (2,964,638)
                                                             ========  ========== ============ ==============

                                                                  ACCUMULATED OTHER
                                                             COMPREHENSIVE INCOME (LOSS)
                                                            -----------------------------
                                                                  NET         FOREIGN
                                                              UNREALIZED      CURRENCY
                                                              INVESTMENT    TRANSLATION           TOTAL
                                                             GAINS (LOSSES)  ADJUSTMENTS   STOCKHOLDER'S EQUITY
                                                            --------------- ------------- ---------------------
Balance at December 31, 2010...............................  $      3,341   $      39,291     $  (371,700)
Capital contribution from MetLife, Inc. (Note 9)...........                                        703,860
Comprehensive income (loss):
Net income (loss)..........................................                                        174,714
Other comprehensive income (loss), net of income tax.......        23,107        (15,751)            7,356
                                                             ------------   -------------     ------------
Balance at December 31, 2011...............................        26,448          23,540          514,230
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                        833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................                                      2,000,000
Comprehensive income (loss):
Net income (loss)..........................................                                    (2,702,898)
Other comprehensive income (loss), net of income tax.......        16,261          13,028           29,289
                                                             ------------   -------------     ------------
Balance at December 31, 2012...............................        42,709          36,568          674,042
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                         26,825
Change in preferred and common stock par value
 (Note 9)..................................................                                             --
Dividends on perpetual preferred stock.....................                                      (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                        672,046
Other comprehensive income (loss), net of income tax.......      (36,813)          26,548         (10,265)
                                                             ------------   -------------     ------------
Balance at December 31, 2013...............................  $      5,896   $      63,116     $  1,230,164
                                                             ============   =============     ============


              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                                                               2013           2012
                                                                                           -------------- --------------
                                                                                            AS RESTATED    AS RESTATED
                                                                                            SEE NOTE 1     SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $      672,046 $  (2,702,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         20,823          5,956
  (Gains) losses on investments, net......................................................         56,581       (41,793)
  (Gains) losses on derivatives, net......................................................      (204,378)      4,802,934
  Universal life and investment-type product policy fees..................................         11,088          (556)
  Change in accrued investment income.....................................................             28       (77,901)
  Change in premiums, reinsurance and other receivables...................................        112,292        155,762
  Change in deferred policy acquisition costs, net........................................       (23,159)         41,444
  Change in income tax recoverable (payable)..............................................        670,461    (1,675,874)
  Change in insurance-related liabilities and policy-related balances.....................        272,897        530,400
  Change in other liabilities.............................................................        101,876       (96,015)
  Other, net..............................................................................         31,681         24,977
                                                                                           -------------- --------------
Net cash provided by (used in) operating activities.......................................      1,722,236        966,436
                                                                                           -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................        813,413      1,310,619
  Equity securities.......................................................................            128          7,212
Purchases of fixed maturity securities....................................................      (415,825)    (1,486,466)
Cash received in connection with freestanding derivatives.................................        146,845        415,944
Cash paid in connection with freestanding derivatives.....................................    (2,882,508)    (1,790,917)
Net change in short-term investments......................................................      1,525,163      1,497,830
Net change in funds withheld at interest..................................................      (336,545)      (146,444)
Other, net................................................................................        272,335         24,279
                                                                                           -------------- --------------
Net cash provided by (used in) investing activities.......................................      (876,994)      (167,943)
                                                                                           -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................             --            212
  Withdrawals.............................................................................             --       (10,330)
Change in payables for derivative collateral..............................................    (1,276,847)    (1,627,743)
Long-term debt issuances -- affiliated....................................................        500,000             --
Capital contribution from MetLife, Inc....................................................             --        800,000
Dividend on preferred stock...............................................................      (132,484)             --
Other, net................................................................................      (166,050)      (122,628)
                                                                                           -------------- --------------
Net cash provided by (used in) financing activities.......................................    (1,075,381)      (960,489)
                                                                                           -------------- --------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.       (45,764)       (23,555)
                                                                                           -------------- --------------
Change in cash and cash equivalents.......................................................      (275,903)      (185,551)
Cash and cash equivalents, beginning of year..............................................        905,519      1,091,070
                                                                                           -------------- --------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $      629,616 $      905,519
                                                                                           ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $        5,107 $      134,691
                                                                                           ============== ==============
  Income tax.............................................................................. $      304,518 $      222,025
                                                                                           ============== ==============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $           -- $      760,628
                                                                                           ============== ==============
  Purchase of short-term investments associated with business transfer.................... $           -- $       72,453
                                                                                           ============== ==============
  Capital contribution from MetLife, Inc.................................................. $       26,825 $       33,421
                                                                                           ============== ==============
  Issuance of non-cumulative perpetual preferred shares................................... $           -- $    2,000,000
                                                                                           ============== ==============
  Assignment of senior notes to MetLife, Inc.............................................. $           -- $  (2,000,000)
                                                                                           ============== ==============

                                                                                              2011
                                                                                           ------------
                                                                                           AS RESTATED
                                                                                           SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $    174,714
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         (62)
  (Gains) losses on investments, net......................................................        1,086
  (Gains) losses on derivatives, net......................................................      469,752
  Universal life and investment-type product policy fees..................................      (3,781)
  Change in accrued investment income.....................................................      (6,706)
  Change in premiums, reinsurance and other receivables...................................      358,863
  Change in deferred policy acquisition costs, net........................................       28,571
  Change in income tax recoverable (payable)..............................................     (19,555)
  Change in insurance-related liabilities and policy-related balances.....................      256,552
  Change in other liabilities.............................................................    (355,242)
  Other, net..............................................................................       29,195
                                                                                           ------------
Net cash provided by (used in) operating activities.......................................      933,387
                                                                                           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................      604,979
  Equity securities.......................................................................        2,880
Purchases of fixed maturity securities....................................................    (754,191)
Cash received in connection with freestanding derivatives.................................      876,691
Cash paid in connection with freestanding derivatives.....................................  (2,032,925)
Net change in short-term investments......................................................  (4,538,307)
Net change in funds withheld at interest..................................................     (98,811)
Other, net................................................................................      158,928
                                                                                           ------------
Net cash provided by (used in) investing activities.......................................  (5,780,756)
                                                                                           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................          416
  Withdrawals.............................................................................      (2,644)
Change in payables for derivative collateral..............................................    2,563,812
Long-term debt issuances -- affiliated....................................................    1,000,000
Capital contribution from MetLife, Inc....................................................      673,000
Dividend on preferred stock...............................................................           --
Other, net................................................................................       80,761
                                                                                           ------------
Net cash provided by (used in) financing activities.......................................    4,315,345
                                                                                           ------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.        7,065
                                                                                           ------------
Change in cash and cash equivalents.......................................................    (524,959)
Cash and cash equivalents, beginning of year..............................................    1,616,029
                                                                                           ------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $  1,091,070
                                                                                           ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $     69,232
                                                                                           ============
  Income tax.............................................................................. $    115,497
                                                                                           ============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $         --
                                                                                           ============
  Purchase of short-term investments associated with business transfer.................... $         --
                                                                                           ============
  Capital contribution from MetLife, Inc.................................................. $     30,860
                                                                                           ============
  Issuance of non-cumulative perpetual preferred shares................................... $         --
                                                                                           ============
  Assignment of senior notes to MetLife, Inc.............................................. $         --
                                                                                           ============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BUSINESS

  Exeter Reassurance Company, Ltd. (the "Company" or "Exeter") is a wholly-owned stock life insurance subsidiary of MetLife, Inc. (the "Holding Company").

  In 2011, the Company was redomesticated to the Cayman Islands. The Company was licensed as an Unrestricted Class B Insurer under the Insurance Law of the Cayman Islands (the "Law").

  Effective October 1, 2013, the Company redomesticated to the state of Delaware ("Delaware"). The Company is licensed as a Delaware pure captive insurance company under the Delaware Captive Insurance Law ("Delaware Law"). The Company engages in traditional and financial reinsurance of life insurance and annuity policies, primarily with affiliates.

  In the second quarter of 2013, the Holding Company announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

BASIS OF PRESENTATION

  The Company has previously prepared, and filed, financial statements that comply with the filing requirements of the Cayman Islands Monetary Authority ("CIMA"). The financial statements as of and for the year ended December 31, 2012 presented insurance liabilities in the balance sheet in accordance with practices prescribed or permitted by CIMA, which presentation differs from the presentation requirements under generally accepted accounting principles. The presentation of insurance liabilities in these financial statements has been revised to present such amounts in accordance with accounting principles generally accepted in the United States.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


RESTATEMENTS

  The Company identified the following errors relating to the 2013, 2012 and 2011 statements of cash flows:

    . Net cash provided by operating activities was overstated and net cash used in investing activities was understated in 2012, as a result of errors relating to the non-cash component of the consideration received for the transfer of business to the Company from an affiliate.
    . The effects of changes in foreign currency exchange rates on cash and cash equivalents were incorrectly reported in 2013, 2012 and 2011, resulting in offsetting impacts on net cash provided by operating activities and net cash used in investing activities.
    . Certain transactions relating to fees on embedded derivatives were incorrectly reported in the cash flow statement in 2013, 2012 and 2011 including: (a) cash transactions incorrectly reported in (gains) losses on derivatives, net, resulting in impacts to both net cash provided by operating activities and net cash used in investing activities: and (b) non-cash transactions incorrectly reported in cash flows from investing activities in other, net, resulting in impacts to net cash used in investing activities.
    . Non-cash transactions relating to funds withheld at interest were incorrectly reported in net cash used in investing activities in 2013, 2012 and 2011.

  The combined errors resulted in an overstatement/(understatement) of (i) net cash provided by operating activities of $93,333 thousand, $991,168 thousand and ($76,861) thousand in 2013, 2012 and 2011, respectively; (ii) net cash used in investing activities of ($139,097) thousand, ($1,014,723) thousand and $83,926 thousand in 2013, 2012 and 2011, respectively; and (iii) the effect of change in foreign currency exchange rates on cash and cash equivalents of $45,764 thousand, $23,555 thousand and ($7,065) thousand in 2013, 2012 and 2011, respectively.

  The impact of the 2013, 2012 and 2011 restatements is shown in the tables below:

                                                                   FOR THE YEAR ENDED DECEMBER 31, 2013
                                                                 ----------------------------------------
                                                                 AS PREVIOUSLY CORRECTION OF
                                                                   REPORTED       ERRORS     AS ADJUSTED
                                                                 ------------- ------------- ------------
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
 (Gains) losses on derivatives, net............................. $(1,095,691)   $  891,313   $  (204,378)
 Change in accrued investment income............................ $      (737)   $      765   $         28
 Change in premiums, reinsurance and other receivables.......... $    130,149   $ (17,857)   $    112,292
 Change in income tax recoverable (payable)..................... $    822,557   $(152,096)   $    670,461
 Change in other assets......................................... $     26,549   $ (26,549)   $         --
 Change in insurance-related liabilities and policy-related
   balances..................................................... $    979,232   $(706,335)   $    272,897
 Change in other liabilities.................................... $    101,875   $        1   $    101,876
 Other, net..................................................... $    114,256   $ (82,575)   $     31,681
Net cash provided by (used in) operating activities............. $  1,815,569   $ (93,333)   $  1,722,236
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturity securities.................................... $    803,256   $   10,157   $    813,413
 Net change in short-term investments........................... $  1,528,444   $  (3,281)   $  1,525,163
 Net change in funds withheld at interest....................... $  (257,452)   $ (79,093)   $  (336,545)
 Other, net..................................................... $     61,021   $  211,314   $    272,335
Net cash provided by (used in) investing activities............. $(1,016,091)   $  139,097   $  (876,994)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances..................................... $         --   $ (45,764)   $   (45,764)

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                               FOR THE YEAR ENDED DECEMBER 31, 2012
                                                             ----------------------------------------
                                                             AS PREVIOUSLY CORRECTION OF
                                                               REPORTED       ERRORS     AS ADJUSTED
                                                             ------------- ------------- ------------
                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
 (Gains) losses on derivatives, net......................... $  4,156,565  $    646,369  $  4,802,934
 Change in premiums, reinsurance and other receivables...... $    149,271  $      6,491  $    155,762
 Change in income tax recoverable (payable)................. $(1,617,392)  $   (58,482)  $(1,675,874)
 Change in other assets..................................... $     13,027  $   (13,027)  $         --
 Change in insurance-related liabilities and policy-related
   balances................................................. $  1,932,786  $(1,402,386)  $    530,400
 Change in other liabilities................................ $   (31,859)  $   (64,156)  $   (96,015)
 Other, net................................................. $    130,954  $  (105,977)  $     24,977
Net cash provided by (used in) operating activities......... $  1,957,604  $  (991,168)  $    966,436
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of fixed maturity securities..................... $(2,264,346)  $    777,880  $(1,486,466)
 Net change in short-term investments....................... $  1,423,762  $     74,068  $  1,497,830
 Net change in funds withheld at interest................... $  (218,801)  $     72,357  $  (146,444)
 Other, net................................................. $   (66,139)  $     90,418  $     24,279
Net cash provided by (used in) investing activities......... $(1,182,666)  $  1,014,723  $  (167,943)
Effect of change in foreign currency exchange rates on cash
  and cash equivalents balances............................. $         --  $   (23,555)  $   (23,555)

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2011
                                                                    ----------------------------------------
                                                                    AS PREVIOUSLY CORRECTION OF
                                                                      REPORTED       ERRORS     AS ADJUSTED
                                                                    ------------- ------------- ------------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
 (Gains) losses on derivatives, net................................ $  (153,956)   $  623,708   $    469,752
 Change in accrued investment income............................... $    (8,031)   $    1,325   $    (6,706)
 Change in premiums, reinsurance and other receivables............. $    349,645   $    9,218   $    358,863
 Change in income tax recoverable (payable)........................ $   (50,030)   $   30,475   $   (19,555)
 Change in other assets............................................ $   (15,750)   $   15,750   $         --
 Change in insurance-related liabilities and policy-related
   balances........................................................ $    757,824   $(501,272)   $    256,552
 Change in other liabilities....................................... $  (354,977)   $    (265)   $  (355,242)
 Other, net........................................................ $    131,273   $(102,078)   $     29,195
Net cash provided by (used in) operating activities................ $    856,526   $   76,861   $    933,387
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in funds withheld at interest........................... $   (91,382)   $  (7,429)   $   (98,811)
 Other, net........................................................ $    235,425   $ (76,497)   $    158,928
Net cash provided by (used in) investing activities................ $(5,696,830)   $ (83,926)    (5,780,756)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances........................................ $         --   $    7,065   $      7,065

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

                     --------------------------------------
                     ACCOUNTING POLICY                 NOTE
                     --------------------------------------
                     Deferred Policy Acquistion Costs     2
                     --------------------------------------
                     Reserves                             3
                     --------------------------------------
                     Reinsurance                          4
                     --------------------------------------
                     Investments                          5
                     --------------------------------------
                     Derivatives                          6
                     --------------------------------------
                     Fair Value                           7
                     --------------------------------------
                     Income Tax                          11
                     --------------------------------------
                     Litigation Contingencies            12
                     --------------------------------------

 FUTURE POLICYHOLDER BENEFITS, POLICYHOLDER ACCOUNT BALANCES AND OTHER POLICY-RELATED BALANCES

  The Company establishes liabilities for insurance policies assumed by the Company. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Liabilities for assumed universal secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities assumed are based on the average benefits payable over a range of scenarios.

  The assumed unearned revenue liability included in other policy-related balances relates to universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  The Company assumed and ceded guaranteed minimum benefits associated with certain variable annuity product risks that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees assumed are accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDB"), the portion of guaranteed minimum income benefits ("GMIB") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWB").

  Guarantees assumed are accounted for as embedded derivatives in policyholder account balances include the non life-contingent portion of GMWB, guaranteed minimum accumulation benefits ("GMAB") and the portion of GMIB that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other policy-related balances include policy and contract claims and policyholder dividends due and unpaid.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled.

DIVIDEND LIABILITY

  The terminal dividend liability for assumed participating traditional life insurance policies is equal to the liability for dividends paid to policyholders upon termination and after satisfying minimum period in-force requirements.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

  Premiums related to assumed traditional life and variable annuity business are recognized as revenues when due. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to the business assumed.

DEFERRED POLICY ACQUISITION COSTS

  The Company reimburses the direct writer of the reinsured agreements for significant costs in connection with acquiring new and renewal reinsurance business. Costs that are related directly to the successful acquisition or renewal of reinsurance agreements are capitalized as DAC. Such costs primarily include:

    .  incremental direct costs of contract acquisition, such as commissions;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, as well as all indirect costs, are expensed as incurred.

  DAC is amortized as follows:

 Products reinsured:                    In proportion to the following over
                                        estimated lives of the reinsurance
                                        agreements:
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Variable universal life contracts   Actual and expected future gross
 .  Variable deferred annuity contracts profits.

  See Note 2 for additional information on DAC amortization.

  The recovery of DAC is dependent upon the future profitability of the related business.

REINSURANCE AGREEMENTS

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as a reinsurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities and other policy-related balances. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. Certain assumed GMWB, GMAB and GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 INVESTMENTS

  NET INVESTMENT INCOME

    Income on investments is reported within net investment income, unless otherwise stated herein.

  FIXED MATURITY SECURITIES

    The Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned.

    The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "--Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  SHORT-TERM INVESTMENTS

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at the estimated fair value or amortized cost, which approximates estimated fair value.

  DERIVATIVE ASSETS

    Derivative assets consist principally of freestanding derivatives with positive estimated fair values and are described in " -- Derivatives" below.

  FUNDS WITHHELD AT INTEREST

    Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld asset rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

 DERIVATIVES

  FREESTANDING DERIVATIVES

    Freestanding derivatives are carried in the Company's balance sheets either as assets within derivative assets or as liabilities within derivative liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty absent a master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within derivative liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in derivative assets or derivative liabilities.

    The Company's derivatives are not designated as qualifying for hedge accounting. Changes in the estimated fair value of derivatives are generally reported in net derivative gains (losses) except for those in policyholder benefits and claims for economic hedges of variable annuity guarantees included in future policy benefits in the balance sheets. The fluctuations in estimated fair value of derivatives can result in significant volatility in net income.

  EMBEDDED DERIVATIVES

    The Company assumes variable annuity guarantees, modified coinsurance contracts and equity indexed deferred annuities that contain embedded derivatives. Additionally, the Company has retroceded certain of these variable annuity guarantees to unaffiliated reinsurance counterparties that also contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses) for assumed reinsurance or in policyholder benefits and claims for ceded reinsurance. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 FAIR VALUE

   Certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 INCOME TAX

   The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Internal Revenue Code of 1986 as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to the Holding Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, the Holding Company has elected the "percentage method' (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, one hundred percent of tax attributes such as losses are reimbursed by the Holding Company to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to the Holding company each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. The Holding Company has current or prior deductions and credits (including by not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Holding Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Holding Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax basis of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included in other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as other expense and penalties recognized as a component of income tax expense.

 OTHER ACCOUNTING POLICIES

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  OTHER REVENUES

    Other revenues consist of funds withheld investment credit fees associated with financial reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  POLICYHOLDER DIVIDENDS

    Pursuant to the terms of certain reinsurance agreements, the Company participates in the policyholder dividend scale of the ceding company. Policyholder dividends are approved annually by the ceding company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as the judgment of the ceding company's management as to the appropriate level of statutory surplus to be retained by the ceding company.

  FOREIGN CURRENCY

    Balance sheet accounts for reinsurance agreements that are settled in foreign currencies are translated at the exchange rate in effect at each year end and income and expense accounts are translated at the average exchange rates during the year. Translation adjustments are charged or credited directly to foreign currency translation adjustments, included in accumulated other comprehensive income or loss, net of applicable taxes. Intercompany receivables (payables) that are held in foreign currencies are translated at the exchange rate in effect at each year end and translation adjustments are charged directly to net investment gains (losses) in the period in which they occur.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 9.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, OTHER ASSETS AND DEFERRED COSTS--CAPITALIZED ADVERTISING COSTS, are met. As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, FOREIGN CURRENCY MATTERS (TOPIC
830): PARENT'S ACCOUNTING FOR THE CUMULATIVE TRANSLATION ADJUSTMENT UPON DERECOGNITION OF CERTAIN SUBSIDIARIES OR GROUPS OF ASSETS WITHIN A FOREIGN ENTITY OR OF AN INVESTMENT IN A FOREIGN ENTITY), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, FOREIGN CURRENCY MATTERS -- TRANSLATION OF FINANCIAL STATEMENTS, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, DERECOGNITION, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, LIABILITIES (TOPIC 405): OBLIGATIONS RESULTING FROM JOINT AND SEVERAL LIABILITY ARRANGEMENTS FOR WHICH THE TOTAL AMOUNT OF THE OBLIGATION IS FIXED AT THE REPORTING DATE), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS

  See Note 1 for a description of capitalized acquisition costs.

PARTICIPATING AND DIVIDEND-PAYING TRADITIONAL CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to significantly impact the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to earnings. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. On a quarterly basis, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC for the update of actual gross margins and the re-estimation of expected future gross margins. On a quarterly basis, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

VARIABLE UNIVERSAL LIFE CONTRACTS, VARIABLE DEFERRED ANNUITY CONTRACTS AND EQUITY INDEXED DEFERRED ANNUITY CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of expected future gross profits is dependent principally upon investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by the cumulated charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. On a quarterly basis, the Company also updates the actual amount of business remaining in-force, which impact expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS (CONTINUED)


FACTORS IMPACTING AMORTIZATION

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                               2013       2012       2011
                                                            ---------- ---------- ----------
                                                                     (IN THOUSANDS)
Balance at January 1,...................................... $  136,661 $  178,105 $  206,677
Capitalizations............................................      2,013      1,760      2,955
Amortization related to:
   Net investment gains (losses) and net derivative gains
     (losses)..............................................     23,559   (28,204)   (21,453)
   Other expenses..........................................    (2,413)   (15,000)   (10,074)
                                                            ---------- ---------- ----------
       Total amortization..................................     21,146   (43,204)   (31,527)
                                                            ---------- ---------- ----------
Balance at December 31,.................................... $  159,820 $  136,661 $  178,105
                                                            ========== ========== ==========

3. RESERVES

REINSURANCE LIABILITIES

  Future policy benefits are measured as follows:

  Product Type                         Measurement Assumptions:
  ---------------------------------------------------------------------------
  Assumed Participating Life           Aggregate of (i) net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       ranging from 4% to 6% and mortality
                                       rates guaranteed in calculating the
                                       cash surrender values described in
                                       such contracts); and (ii) the
                                       liability for terminal dividends.
  ---------------------------------------------------------------------------
  Assumed traditional fixed annuities  Present value of expected future
  after annuitization                  payments. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 1% to 7% for domestic
                                       business and 2% to 5% for
                                       international business.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)


GUARANTEES

  The Company reinsures variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWB, GMAB and the portion of certain GMIB that does not require annuitization are accounted for as embedded derivatives in policyholder account balances and other policy-related balances which are further discussed in Note 6. Guarantees accounted for as reinsurance liabilities include:

Guarantee:                                       Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the
                                                average benefits payable over a range of
                                                scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on the present
          value is reduced to zero, that can    value of total expected assessments.
          be annuitized to receive a monthly  Assumptions are consistent with those used
          income stream that is not less        for estimating GMDBs liabilities.
          than a specified amount.            Calculation incorporates an assumption for
       .  Certain contracts also provide for    the percentage of the potential annuitizations
          a guaranteed lump sum return of       that may be elected by the contractholder.
          purchase premium in lieu of the
          annuitization benefit.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDBs liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)

  Information regarding the liabilities for guarantees (excluding embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    UNIVERSAL AND
                                                    VARIABLE LIFE
                                 ANNUITY CONTRACTS    CONTRACTS
   -                             ------------------ -------------
                                                      SECONDARY
                                   GMDBS    GMIBS    GUARANTEES      TOTAL
   -                             --------  -------- ------------- ----------
   ASSUMED
   Balance at January 1, 2011... $204,783  $172,260    $41,159    $  418,202
   Incurred guaranteed benefits.  197,432    72,496     (1,514)      268,414
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  327,776   244,756     39,645       612,177
   Incurred guaranteed benefits.  169,545   230,988     10,288       410,821
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  417,506   475,744     49,933       943,183
   Incurred guaranteed benefits.  125,884    52,561      7,018       185,463
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $484,258  $528,305    $56,951    $1,069,514
                                 ========  ========    =======    ==========

   CEDED
   Balance at January 1, 2011... $  8,210  $     --    $    --    $    8,210
   Incurred guaranteed benefits.      (32)       --         --           (32)
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.    8,178        --         --         8,178
   Incurred guaranteed benefits.    2,920        --         --         2,920
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.   11,098        --         --        11,098
   Incurred guaranteed benefits.    3,704        --         --         3,704
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $ 14,802  $     --    $    --    $   14,802
                                 ========  ========    =======    ==========

   NET
   Balance at January 1, 2011... $196,573  $172,260    $41,159    $  409,992
   Incurred guaranteed benefits.  197,464    72,496     (1,514)      268,446
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  319,598   244,756     39,645       603,999
   Incurred guaranteed benefits.  166,625   230,988     10,288       407,901
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  406,408   475,744     49,933       932,085
   Incurred guaranteed benefits.  122,180    52,561      7,018       181,759
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $469,456  $528,305    $56,951    $1,054,712
                                 ========  ========    =======    ==========

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE

  The Company assumes insurance risk from affiliated and unaffiliated insurance companies. The Company also cedes certain assumed insurance risks to unaffiliated reinsurers.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Premiums and policyholder benefits and claims in the statements of operations consist of amounts assumed, partially offset by amounts ceded under reinsurance agreements.

  The Company assumes risks from an unaffiliated company related to guaranteed minimum benefit guarantees written directly by the unaffiliated company. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder's account balance and were liabilities of $1,262.3 million and $2,581.9 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $1,126.5 million, ($394.9) million and $80.6 million, respectively, in changes in fair value of such embedded derivatives.

  At December 31, 2013 and 2012, the Company had $99.2 million and $287.2 million, respectively, of unsecured unaffiliated ceded reinsurance recoverable balances.

  Certain unaffiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded unaffiliated reinsurance were $3.5 million and $28.9 million, at December 31, 2013 and 2012, respectively.

  The deposit liabilities on assumed unaffiliated reinsurance were $545 thousand and $335 thousand at December 31, 2013 and 2012, respectively.

RELATED PARTY REINSURANCE TRANSACTIONS

  The Company has reinsurance agreements with certain of the Holding Company's subsidiaries, including Metropolitan Life Insurance Company, First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Europe Limited ("MEL"), New England Life Insurance Company and Alico Life International Limited, all of which are related parties.

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)


  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            2013         2012          2011
                                                        ------------ ------------ --------------
                                                                     (IN THOUSANDS)
REVENUES
Premiums............................................... $     23,922 $    909,170 $       29,894
Universal life and investment-type product policy fees.      450,583      398,509        283,097
Net derivative gain (loss).............................    5,678,708    (723,305)    (2,818,107)
Other revenues.........................................        1,396       22,917         43,740
                                                        ------------ ------------ --------------
 Total revenues........................................ $  6,154,609 $    607,291 $  (2,461,376)
                                                        ============ ============ ==============
EXPENSES
Policyholder benefits and claims....................... $    255,205 $  1,273,113 $      234,143
Interest credited to policyholder account balances.....       17,399       16,598         15,831
Policyholder dividends.................................       12,295       14,256         14,013
Other expenses.........................................       82,569       16,845         26,466
                                                        ------------ ------------ --------------
 Total expenses........................................ $    367,468 $  1,320,812 $      290,453
                                                        ============ ============ ==============

  Information regarding the significant effects of affiliated reinsurance included in the balance sheets was as follows at:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     2013         2012
                                                 ------------ -------------
                                                       (IN THOUSANDS)
    ASSETS
    Funds withheld at interest.................. $  2,045,389 $   1,796,083
    Premiums, reinsurance and other receivables.      243,080       160,658
    Deferred policy acquisition costs...........       80,831        76,892
                                                 ------------ -------------
     Total assets............................... $  2,369,300 $   2,033,633
                                                 ============ =============
    LIABILITIES
    Future policy benefits...................... $  2,062,320 $   2,043,905
    Other policy-related balances...............    3,561,663     8,130,768
    Policyholder dividends payable..............       16,256        17,438
    Other liabilities...........................      250,807       161,603
                                                 ------------ -------------
     Total liabilities.......................... $  5,891,046 $  10,353,714
                                                 ============ =============

  In September 2012, the Company entered into a reinsurance agreement to assume 100% quota share of certain blocks of indemnity reinsurance from MEL. This agreement covers a portion of liabilities under defined portfolios of living time annuities contracts issued on or after the effective date. This agreement transfers risk to the Company, and therefore, is accounted for as reinsurance. As a result of the agreement, the Company recorded future policy benefits, presented within future policy benefits, of $649.3 million and $792.3 million, other reinsurance liabilities of $16.9 million and $10.7 million, and other reinsurance payables, included in other

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)

liabilities, were $43.7 million and $61.1 million at December 31, 2013 and 2012, respectively. The Company's statement of operations reflects a loss for this agreement of $8.6 million and $3.5 million, which includes premiums of $1 thousand and $881.2 million and policyholder benefits of $8.6 million and $884.7 million for the years ended December 31, 2013 and 2012, respectively.

  The Company assumes risks from affiliates related to guaranteed minimum benefit guarantees written directly by the affiliates. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder account balances and were liabilities of $1,226.6 million and $6,249.3 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $5,729.1 million, ($729.3) million and ($2,818.1) million, respectively, in changes in fair value of such embedded derivatives.

  The Company had no ceded affiliated reinsurance recoverable balances at December 31, 2013 and 2012.

5. INVESTMENTS

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

INVESTMENT RISKS AND UNCERTAINTIES

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation and currency. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g., structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


FIXED MATURITY SECURITIES AFS

 FIXED MATURITY SECURITIES AFS BY SECTOR

   The following table presents the fixed maturity securities AFS by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), ABS and residential mortgage-backed securities ("RMBS").

                                       DECEMBER 31, 2013                                 DECEMBER 31, 2012
                       ------------------------------------------------- -------------------------------------------------
                                       GROSS UNREALIZED                                  GROSS UNREALIZED
                         COST OR   -------------------------  ESTIMATED    COST OR   -------------------------  ESTIMATED
                        AMORTIZED           TEMPORARY  OTTI     FAIR      AMORTIZED           TEMPORARY  OTTI     FAIR
                          COST      GAINS    LOSSES   LOSSES    VALUE       COST      GAINS    LOSSES   LOSSES    VALUE
                       ----------- -------- --------- ------ ----------- ----------- -------- --------- ------ -----------
                                        (IN THOUSANDS)                                    (IN THOUSANDS)
FIXED MATURITY
 SECURITIES:
Foreign corporate..... $   535,332 $  5,294 $  7,203   $ --  $   533,423 $   621,950 $ 11,286  $ 1,814   $ --  $   631,422
U.S. corporate........     255,510   10,478    2,366     --      263,622     302,993   19,714      241     --      322,466
CMBS..................     135,781    1,724    4,941     --      132,564      82,307    4,019       --     --       86,326
State and political
 subdivision..........     114,310    6,862      916     --      120,256     115,352   20,220        5     --      135,567
U.S. Treasury and
 agency...............     101,947    1,225    3,924     --       99,248     290,766    2,765        2     --      293,529
ABS...................      79,461    1,323      264     --       80,520     195,178    2,707        9     --      197,876
RMBS..................      61,322    2,261      794     --       62,789      76,727    5,179       --     --       81,906
Foreign government....      28,259      400       --     --       28,659      34,640    1,887       --     --       36,527
                       ----------- -------- --------   ----  ----------- ----------- --------  -------   ----  -----------
 Total fixed maturity
  securities.......... $ 1,311,922 $ 29,567 $ 20,408   $ --  $ 1,321,081 $ 1,719,913 $ 67,777  $ 2,071   $ --  $ 1,785,619
                       =========== ======== ========   ====  =========== =========== ========  =======   ====  ===========

   The Company held no non-income producing fixed maturity securities at December 31, 2013 and 2012.

 METHODOLOGY FOR AMORTIZATION OF PREMIUM AND ACCRETION OF DISCOUNT ON STRUCTURED SECURITIES

   Amortization of premium or accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 MATURITIES OF FIXED MATURITY SECURITIES

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                           DECEMBER 31,
                                            -------------------------------------------
                                                    2013                  2012
                                            --------------------- ---------------------
                                                       ESTIMATED             ESTIMATED
                                            AMORTIZED    FAIR     AMORTIZED    FAIR
                                              COST       VALUE      COST       VALUE
                                            ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS)
Due in one year or less.................... $  246,228 $  246,780 $  273,190 $  273,472
Due after one year through five years......    280,090    283,376    520,894    524,882
Due after five years through ten years.....    308,324    311,927    364,081    386,994
Due after ten years........................    200,716    203,125    207,536    234,163
                                            ---------- ---------- ---------- ----------
 Subtotal..................................  1,035,358  1,045,208  1,365,701  1,419,511
Structured securities (CMBS, ABS and RMBS).    276,564    275,873    354,212    366,108
                                            ---------- ---------- ---------- ----------
 Total fixed maturity securities........... $1,311,922 $1,321,081 $1,719,913 $1,785,619
                                            ========== ========== ========== ==========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. CMBS, ABS and RMBS are shown separately, as they are not due at a single maturity.

 CONTINUOUS GROSS UNREALIZED LOSSES FOR FIXED MATURITY SECURITIES AFS BY SECTOR

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                           DECEMBER 31, 2013                          DECEMBER 31, 2012
                               ------------------------------------------ ------------------------------------------
                                                     EQUAL TO OR GREATER                        EQUAL TO OR GREATER
                                LESS THAN 12 MONTHS     THAN 12 MONTHS     LESS THAN 12 MONTHS     THAN 12 MONTHS
                               --------------------- -------------------- --------------------- --------------------
                               ESTIMATED    GROSS    ESTIMATED   GROSS    ESTIMATED    GROSS    ESTIMATED   GROSS
                                 FAIR     UNREALIZED   FAIR    UNREALIZED   FAIR     UNREALIZED   FAIR    UNREALIZED
                                 VALUE      LOSSES     VALUE     LOSSES     VALUE      LOSSES     VALUE     LOSSES
                               ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Foreign corporate............. $  214,876 $   7,203  $     --     $ --    $  288,797  $  1,814    $  --     $  --
U.S. corporate................     50,458     1,771     4,378      595        54,064       241       --        --
CMBS..........................     62,872     4,941        --       --            --        --       --        --
State and political
 subdivision..................     14,936       916        --       --           775         5       --        --
U.S. Treasury and agency......     28,434     3,924        --       --         2,522         2       --        --
ABS...........................     18,907       264        --       --        72,441         9       --        --
RMBS..........................     17,541       794        --       --            --        --       --        --
                               ---------- ---------  --------     ----    ----------  --------    -----     -----
  Total fixed maturity
   securities................. $  408,024 $  19,813  $  4,378     $595    $  418,599  $  2,071    $  --     $  --
                               ========== =========  ========     ====    ==========  ========    =====     =====
Total number of securities in
 an unrealized loss
 position.....................         79                   2                     67                 --
                               ==========            ========             ==========              =====

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 EVALUATION OF AFS SECURITIES FOR OTTI AND EVALUATING TEMPORARILY IMPAIRED AFS SECURITIES

  EVALUATION AND MEASUREMENT METHODOLOGIES

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)

      information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  CURRENT PERIOD EVALUATION

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected) and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased
  $18.3 million during the year ended December 31, 2013 from $2.1 million to $20.4 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, there were no fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

FUNDS WITHHELD AT INTEREST

  Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. At December 31, 2013 and 2012, such amounts consisted of balances withheld in connection with reinsurance agreements with affiliates of the Holding Company, as presented in
Note 4, and an unaffiliated company.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


CASH EQUIVALENTS

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $40.8 million and $410.6 million at December 31, 2013 and 2012, respectively.

NET UNREALIZED INVESTMENT GAINS (LOSSES)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               2013       2012        2011
                                            ---------- ----------- -----------
                                                      (IN THOUSANDS)
 Fixed maturity securities................. $    9,072 $    65,706 $    41,752
 Equity securities.........................         --          --     (1,063)
 Deferred income tax benefit (expense).....    (3,176)    (22,997)    (14,241)
                                            ---------- ----------- -----------
  Net unrealized investment gains (losses). $    5,896 $    42,709 $    26,448
                                            ========== =========== ===========

  The changes in net unrealized investment gains (losses) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                         2013       2012       2011
                                                      ----------- --------- -----------
                                                               (IN THOUSANDS)
Balance, January 1,.................................. $    42,709 $  26,448 $     3,341
Unrealized investment gains (losses) during the year.    (56,634)    25,017      35,549
Deferred income tax benefit (expense)................      19,821   (8,756)    (12,442)
                                                      ----------- --------- -----------
Balance, December 31,................................ $     5,896 $  42,709 $    26,448
                                                      =========== ========= ===========
Change in net unrealized investment gains (losses)... $  (36,813) $  16,261 $    23,107
                                                      =========== ========= ===========

CONCENTRATIONS OF CREDIT RISK

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

INVESTED ASSETS HELD IN TRUST AND PLEDGED AS COLLATERAL

  Invested assets held in trust and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments, and fixed maturity securities at:

                                                                    DECEMBER 31,
                                                                ---------------------
                                                                   2013       2012
                                                                ---------- ----------
                                                                   (IN THOUSANDS)
Invested assets held in trust (1).............................. $2,754,170 $4,697,418
Invested assets pledged as collateral (2)......................  1,024,682    289,145
                                                                ---------- ----------
 Total invested assets held in trust and pledged as collateral. $3,778,852 $4,986,563
                                                                ========== ==========

--------

(1)The Company has held in trust certain investments, primarily fixed maturity securities, in connection with certain reinsurance transactions.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


(2)Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 6.

VARIABLE INTEREST ENTITIES

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 CONSOLIDATED VIES

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

 UNCONSOLIDATED VIES

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                               DECEMBER 31,
                                                 -----------------------------------------
                                                         2013                 2012
                                                 -------------------- --------------------
                                                            MAXIMUM              MAXIMUM
                                                 CARRYING  EXPOSURE   CARRYING  EXPOSURE
                                                  VALUE   TO LOSS (1)  VALUE   TO LOSS (1)
                                                 -------- ----------- -------- -----------
                                                              (IN THOUSANDS)
Fixed maturity securities AFS:
 Structured securities (ABS, CMBS and RMBS) (2). $275,873  $275,873   $366,108  $366,108
 Foreign corporate..............................    5,186     5,186      5,525     5,525
                                                 --------  --------   --------  --------
   Total........................................ $281,059  $281,059   $371,633  $371,633
                                                 ========  ========   ========  ========

--------
(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


NET INVESTMENT INCOME

  The components of net investment income were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2013     2012     2011
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
 Investment Income:
  Fixed maturity securities......................... $ 41,202 $ 29,831 $ 23,825
  Equity securities.................................       --       94      619
  Cash, cash equivalents and short-term investments.    3,247    6,415    3,314
  Other.............................................  (3,155)  (4,792)  (4,622)
                                                     -------- -------- --------
    Subtotal........................................   41,294   31,548   23,136
                                                     -------- -------- --------
  Less: Investment expenses.........................    5,871   10,853    5,898
                                                     -------- -------- --------
    Net investment income........................... $ 35,423 $ 20,695 $ 17,238
                                                     ======== ======== ========

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and expenses included in the table above.

NET INVESTMENT GAINS (LOSSES)

 COMPONENTS OF NET INVESTMENT GAINS (LOSSES)

   The components of net investment gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                --------------------------
                                                  2013     2012     2011
                                                --------- ------- --------
                                                      (IN THOUSANDS)
     Fixed maturity securities................. $   2,066 $   711 $  4,717
     Equity securities.........................        --   3,675    (292)
     Other investment portfolio gains (losses).  (58,647)  37,407  (5,511)
                                                --------- ------- --------
      Total net investment gains (losses)...... $(56,581) $41,793 $(1,086)
                                                ========= ======= ========

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($59.2) million, $37.3 million and ($5.9) million for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 SALES OR DISPOSALS OF FIXED MATURITY AND EQUITY SECURITIES

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                            YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,    YEARS ENDED DECEMBER 31,
                         ------------------------------- -----------------------  -------------------------------
                            2013      2012       2011    2013     2012     2011      2013      2012       2011
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
                            FIXED MATURITY SECURITIES       EQUITY SECURITIES                  TOTAL
                         ------------------------------- -----------------------  -------------------------------
                                                             (IN THOUSANDS)
Proceeds................ $  251,239 $  34,432 $  421,298 $  --  $  7,212 $  2,880 $  251,239 $  41,644 $  424,178
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========
Gross investment
 gains.................. $    2,721 $     755 $    5,178 $  --  $  3,675 $     -- $    2,721 $   4,430 $    5,178
Gross investment
 losses.................      (655)      (44)      (461)    --        --    (292)      (655)      (44)      (753)
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
  Net investment gains
   (losses)............. $    2,066 $     711 $    4,717 $  --  $  3,675 $  (292) $    2,066 $   4,386 $    4,425
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========

   There were no OTTI losses on fixed maturity securities or equity securities during the years ended December 31, 2013, 2012 and 2011.

RELATED PARTY INVESTMENT TRANSACTIONS

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. There were no invested assets transferred to affiliates for the years ended December 31, 2013 and 2012. There were no invested assets transferred from affiliates for the year ended December 31, 2013. The estimated fair value of invested assets transferred from affiliates for the year ended December 31, 2012 was $857.4 million. There were no invested assets transferred from affiliates for the year ended December 31, 2011.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $4.6 million, $7.2 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

6. DERIVATIVES

ACCOUNTING FOR DERIVATIVES

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

DERIVATIVE STRATEGIES

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives may be cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. The Company also purchases certain securities and engages in certain reinsurance agreements that have embedded derivatives.

  The Company utilizes all derivatives in non-qualifying hedging relationships.

 INTEREST RATE DERIVATIVES

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, futures and options.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount.

   In exchange-traded interest rate Treasury futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate Treasury futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance.

   Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. Swaptions are included in interest rate options.

 FOREIGN CURRENCY EXCHANGE RATE DERIVATIVES

   The Company uses foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

   To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


 EQUITY DERIVATIVES

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps, exchange-traded equity futures and total rate of return swaps ("TRRs").

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products assumed by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products reinsured by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period.

   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products reinsured by the Company.

   TRRs are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Inter-Bank Offered Rate ("LIBOR"), calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses TRRs to hedge its equity market guarantees in certain of its reinsured products. TRRs can be used as hedges or to synthetically create investments.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


PRIMARY RISKS MANAGED BY DERIVATIVES

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:



DERIVATIVES NOT
DESIGNATED OR NOT
QUALIFYING AS HEDGING          PRIMARY UNDERLYING RISK
INSTRUMENTS                            EXPOSURE
---------------------       -------------------------------

Interest rate swaps........ Interest rate..................
Interest rate futures...... Interest rate..................
Interest rate options...... Interest rate..................
Foreign currency forwards.. Foreign currency exchange rate.
Currency futures........... Foreign currency exchange rate.
Equity futures............. Equity market..................
Equity options............. Equity market..................
Variance swaps............. Equity market..................
Total rate of return swaps. Equity market..................

 Total non-designated or non-qualifying derivatives.......

                                         DECEMBER 31, 2013                  DECEMBER 31, 2012
                                ----------------------------------- ----------------------------------
                                              ESTIMATED FAIR VALUE               ESTIMATED FAIR VALUE
                                             ----------------------             ----------------------
   PRIMARY UNDERLYING RISK        NOTIONAL     NOTIONAL
           EXPOSURE                AMOUNT      ASSETS   LIABILITIES   AMOUNT      ASSETS   LIABILITIES
------------------------------- ------------ ---------- ----------- ----------- ---------- -----------
                                                            (IN THOUSANDS)
Interest rate.................. $ 23,221,522 $1,040,377 $  562,851  $22,298,852 $1,867,230 $  611,572
Interest rate..................    4,462,013      9,047      6,547    6,437,033        598     20,980
Interest rate..................   17,690,095    131,341    235,516   11,440,095    302,989     58,486
Foreign currency exchange rate.    2,324,152        728    171,078    2,281,296      1,051    177,496
Foreign currency exchange rate.      364,550      1,169      1,022      518,160      3,864         --
Equity market..................    4,327,600      1,284     39,600    5,898,717     14,146    105,452
Equity market..................   31,414,484  1,024,034  1,005,551   18,897,916  2,346,326    355,433
Equity market..................   18,917,116    167,519    469,330   17,177,849    111,788    241,073
Equity market..................    3,339,982         --    156,959    2,791,568      4,436     95,505
                                ------------ ---------- ----------  ----------- ---------- ----------
$106,061,514 $2,375,499 $2,648,454  $87,741,486 $4,652,428 $1,665,997
                                ============ ========== ==========  =========== ========== ==========

NET DERIVATIVE GAINS (LOSSES)

  The components of net derivative gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                        ------------------------------------------
                                             2013           2012          2011
                                        -------------- -------------- ------------
                                                      (IN THOUSANDS)
Derivatives and hedging gains (losses). $  (4,841,296) $  (2,586,885) $  2,941,895
Embedded derivatives...................      6,776,544    (1,089,704)  (2,711,461)
                                        -------------- -------------- ------------
 Total net derivatives gains (losses).. $    1,935,248 $  (3,676,589) $    230,434
                                        ============== ============== ============

  The following table presents earned income on derivatives for the:

                                             YEARS ENDED DECEMBER 31,
                                       ------------------------------------
                                           2013         2012        2011
                                       ------------ ------------ ----------
                                                  (IN THOUSANDS)
     Net derivative gains (losses).... $  (262,379) $     20,202 $  141,929
     Policyholder benefits and claims.    (274,848)    (113,899)     16,833
                                       ------------ ------------ ----------
      Total........................... $  (537,227) $   (93,697) $  158,762
                                       ============ ============ ==========

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


NON-QUALIFYING DERIVATIVES

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                      NET       POLICYHOLDER
                                                   DERIVATIVE   BENEFITS AND
                                                 GAINS (LOSSES)  CLAIMS (1)
                                                 -------------- ------------
                                                       (IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 2013:
     Interest rate derivatives.................. $    (925,139) $    (1,364)
     Foreign currency exchange rate derivatives.      (514,563)           --
     Equity derivatives.........................    (3,139,215)    (635,931)
                                                 -------------- ------------
       Total.................................... $  (4,578,917) $  (637,295)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2012:
     Interest rate derivatives.................. $    (204,299) $         --
     Foreign currency exchange rate derivatives.      (284,745)           --
     Equity derivatives.........................    (2,118,043)    (367,490)
                                                 -------------- ------------
       Total.................................... $  (2,607,087) $  (367,490)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2011:
     Interest rate derivatives.................. $    1,527,402 $         --
     Foreign currency exchange rate derivatives.        143,177           --
     Equity derivatives.........................      1,129,387     (82,696)
                                                 -------------- ------------
       Total.................................... $    2,799,966 $   (82,696)
                                                 ============== ============

--------

(1)Changes in estimated fair value related to economic hedges of reinsured variable annuity guarantees.

CREDIT RISK ON FREESTANDING DERIVATIVES

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                              DECEMBER 31, 2013         DECEMBER 31, 2012
                                                          ------------------------- -------------------------
DERIVATIVES SUBJECT TO A MASTER NETTING ARRANGEMENT OR A
SIMILAR ARRANGEMENT                                          ASSETS    LIABILITIES     ASSETS    LIABILITIES
--------------------------------------------------------  ------------ ------------ ------------ ------------
                                                                            (IN THOUSANDS)
 Gross estimated fair value of derivatives:
  OTC-bilateral.......................................... $  2,430,173 $  2,593,152 $  4,708,762 $  1,534,233
  Exchange-traded........................................       11,500       47,169       18,608      126,432
                                                          ------------ ------------ ------------ ------------
    Total gross estimated fair value of
      derivatives (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Amounts offset in the balance sheets....................           --           --           --           --
                                                          ------------ ------------ ------------ ------------
 Estimated fair value of derivatives presented in the
   balance sheets (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Gross amounts not offset in the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..........................................  (1,869,869)  (1,869,869)  (1,518,669)  (1,518,669)
  Exchange-traded........................................      (5,368)      (5,368)     (18,608)     (18,608)
 Cash collateral (3)
  OTC-bilateral..........................................    (163,210)           --  (1,473,376)           --
  Exchange-traded........................................           --     (39,008)           --    (107,824)
 Securities collateral (4)
  OTC-bilateral..........................................    (377,561)    (646,079)  (1,716,717)     (13,667)
  Exchange-traded........................................           --      (2,793)           --           --
                                                          ------------ ------------ ------------ ------------
 Net amount after application of master netting
   agreements and collateral............................. $     25,665 $     77,204 $         -- $      1,897
                                                          ============ ============ ============ ============

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $66,175 thousand and $74,942 thousand, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $8,133 thousand and $5,332 thousand, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents and the obligation to return it is included in other liabilities in the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded derivatives and is included in premiums, reinsurance and other receivables in the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $33,319 thousand and $0, respectively, and provided excess cash collateral of $185,299 thousand and $167,655 thousand, respectively, which is not included in the table above due to the foregoing limitation.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral of $96,746 thousand and $59,320 thousand, respectively, for its OTC-bilateral derivatives which are not included in the table above due to the foregoing limitation. At
   December 31, 2013 and 2012, the Company provided excess securities collateral of $0 and $0, respectively, for its OTC-bilateral derivatives and $36,182 thousand and $39,989 thousand, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                  ESTIMATED FAIR VALUE OF   FAIR VALUE OF INCREMENTAL COLLATERAL
                                   COLLATERAL PROVIDED:                PROVIDED UPON:
                                  ----------------------- ----------------------------------------
                                                                         DOWNGRADE IN THE HOLDING
                                                                         COMPANY'S CREDIT RATING
                     ESTIMATED                              ONE NOTCH    TO A LEVEL THAT TRIGGERS
                   FAIR VALUE OF                          DOWNGRADE IN        FULL OVERNIGHT
                   DERIVATIVES IN                          THE HOLDING     COLLATERALIZATION OR
                   NET LIABILITY      FIXED MATURITY        COMPANY'S          TERMINATION
                    POSITION (1)        SECURITIES        CREDIT RATING OF THE DERIVATIVE POSITION
                   -------------- ----------------------- ------------- --------------------------
                                                   (IN THOUSANDS)
December 31, 2013. $      723,283      $    646,079        $    20,912         $    21,353
December 31, 2012. $       15,564      $     13,667        $        --         $        --

--------

(1)After taking into consideration the existence of netting agreements.

EMBEDDED DERIVATIVES

  The Company assumes variable annuities, modified coinsurance contracts, equity indexed deferred annuities and purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: assumed variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; ceded reinsurance agreements of guaranteed minimum benefits related to GMABs and certain GMIBs; assumed modified coinsurance contracts; assumed reinsurance on equity indexed deferred annuities; and options embedded in debt and equity securities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                        BALANCE SHEET LOCATION        2013         2012
                                       -------------------------- ------------ ------------
                                                                       (IN THOUSANDS)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    122,515 $    257,690
  Assumed modified coinsurance         Funds withheld at
   contracts.......................... interest..................       24,035       72,357
                                                                  ------------ ------------
   Net embedded derivatives within asset host contracts.......    $    146,550 $    330,047
                                                                  ============ ============
Net embedded derivatives within liability host contracts:
  Assumed guaranteed minimum benefits. Other policy-related
                                       balances.................. $  2,488,944 $  8,831,285
                                                                  ------------ ------------
   Net embedded derivatives within liability host contracts...    $  2,488,944 $  8,831,285
                                                                  ============ ============

  The following table presents changes in estimated fair value related to embedded derivatives:

                                             YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                        2013          2012           2011
                                    ------------ -------------- --------------
                                                  (IN THOUSANDS)
 Net derivative gains (losses) (1). $  6,776,544 $  (1,089,704) $  (2,711,461)
 Policyholder benefits and claims.. $  (139,134) $       72,507 $       70,390

--------

(1)The valuation of reinsured guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($996.3) million, ($1,603.0) million and $1,956.9 million, for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $19.4 million, $2.9 million and ($23.1) million, for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The size of the bid/ask
                          spread is used as an indicator of
                          market activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


RECURRING FAIR VALUE MEASUREMENTS

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                  DECEMBER 31, 2013
                                                ------------------------------------------------------
                                                         FAIR VALUE HIERARCHY
                                                --------------------------------------
                                                                                       TOTAL ESTIMATED
                                                  LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                                ------------ ------------ ------------ ---------------
                                                                    (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate............................. $         -- $    533,423 $         --  $    533,423
 U.S. corporate................................           --      253,705        9,917       263,622
 CMBS..........................................           --       75,017       57,547       132,564
 State and political subdivision...............           --      120,256           --       120,256
 U.S. Treasury and agency......................       99,248           --           --        99,248
 ABS...........................................           --       80,520           --        80,520
 RMBS..........................................           --       62,789           --        62,789
 Foreign government............................           --       28,659           --        28,659
                                                ------------ ------------ ------------  ------------
   Total fixed maturity securities.............       99,248    1,154,369       67,464     1,321,081
                                                ------------ ------------ ------------  ------------
Short-term investments (1).....................    2,630,762      101,270           --     2,732,032
Derivative assets: (2)
 Interest rate contracts.......................        9,046    1,171,719           --     1,180,765
 Foreign currency contracts....................        1,169          728           --         1,897
 Equity market contracts.......................        1,284      917,797      273,756     1,192,837
                                                ------------ ------------ ------------  ------------
   Total derivative assets.....................       11,499    2,090,244      273,756     2,375,499
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within asset host
  contracts (3)................................           --           --      146,550       146,550
                                                ------------ ------------ ------------  ------------
   Total assets................................ $  2,741,509 $  3,345,883 $    487,770  $  6,575,162
                                                ============ ============ ============  ============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts....................... $      6,547 $    798,367 $         --  $    804,914
 Foreign currency contracts....................        1,022      171,078           --       172,100
 Equity market contracts.......................       39,601    1,136,875      494,964     1,671,440
                                                ------------ ------------ ------------  ------------
   Total derivative liabilities................       47,170    2,106,320      494,964     2,648,454
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within liability host
  contracts (3)................................           --           --    2,488,944     2,488,944
                                                ------------ ------------ ------------  ------------
   Total liabilities........................... $     47,170 $  2,106,320 $  2,983,908  $  5,137,398
                                                ============ ============ ============  ============

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                                              DECEMBER 31, 2012
                                            ------------------------------------------------------
                                                     FAIR VALUE HIERARCHY
                                            -------------------------------------- TOTAL ESTIMATED
                                              LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                            ------------ ------------ ------------ ---------------
                                                                (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate......................... $         -- $    628,708 $      2,714  $     631,422
 U.S. corporate............................           --      307,001       15,465        322,466
 CMBS......................................           --       44,603       41,723         86,326
 State and political subdivision...........           --      135,567           --        135,567
 U.S. Treasury and agency..................      285,259        8,270           --        293,529
 ABS.......................................           --      193,876        4,000        197,876
 RMBS......................................           --       81,906           --         81,906
 Foreign government........................           --       36,527           --         36,527
                                            ------------ ------------ ------------  -------------
   Total fixed maturity securities.........      285,259    1,436,458       63,902      1,785,619
                                            ------------ ------------ ------------  -------------
Short-term investments (1).................    3,824,840      425,354        4,996      4,255,190
Derivative assets: (2)
 Interest rate contracts...................          598    2,170,219           --      2,170,817
 Foreign currency contracts................        3,864        1,051           --          4,915
 Equity market contracts...................       14,146    2,000,970      461,580      2,476,696
                                            ------------ ------------ ------------  -------------
   Total derivative assets.................       18,608    4,172,240      461,580      4,652,428
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within asset host
  contracts (3)............................           --           --      330,047        330,047
                                            ------------ ------------ ------------  -------------
   Total assets............................ $  4,128,707 $  6,034,052 $    860,525  $  11,023,284
                                            ============ ============ ============  =============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts................... $     20,980 $    670,059 $         --  $     691,039
 Foreign currency contracts................           --      177,496           --        177,496
 Equity market contracts...................      105,452      416,032      275,979        797,463
                                            ------------ ------------ ------------  -------------
   Total derivative liabilities............      126,432    1,263,587      275,979      1,665,998
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within liability
  host contracts (3).......................           --           --    8,831,285      8,831,285
                                            ------------ ------------ ------------  -------------
   Total liabilities....................... $    126,432 $  1,263,587 $  9,107,264  $  10,497,283
                                            ============ ============ ============  =============

--------

(1)Short-term investments as presented in the tables above differ from the amounts presented in the balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


(3)Net embedded derivatives within asset host contracts are presented within funds withheld at interest and premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within other policy-related balances in the balance sheets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 INVESTMENTS

  VALUATION CONTROLS AND PROCEDURES

    On behalf of the Company and the Holding Company's Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management provides oversight of control systems and valuation policies for securities and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of the Holding Company's Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

  based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  SECURITIES AND SHORT-TERM INVESTMENTS

    When available, the estimated fair value of these investments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer and in certain cases, delta spread adjustments to reflect specific credit related issues.

   STRUCTURED SECURITIES COMPRISED OF ABS, CMBS AND RMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon,

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

  STATE AND POLITICAL SUBDIVISION AND FOREIGN GOVERNMENT SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

  U.S. TREASURY AND AGENCY SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

  Level 3 Valuation Techniques and Key Inputs:

     In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for in the Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

     Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   STRUCTURED SECURITIES COMPRISED OF ABS AND CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data including credit spreads. Below investment grade securities and sub-prime RMBS included in this level

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

 DERIVATIVES

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  FREESTANDING DERIVATIVES

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   INTEREST RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   FOREIGN CURRENCY EXCHANGE RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   EQUITY MARKET

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   EQUITY MARKET

     NON-OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

     OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves, equity volatility and unobservable correlation between model inputs.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 EMBEDDED DERIVATIVES

   Embedded derivatives principally include certain assumed and ceded variable annuity guarantees and equity indexed crediting rates within certain funding agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for the Holding Company's debt, including related credit default swaps.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded the risk associated with certain of the GMIBs previously described. These reinsurance agreements contain embedded derivatives which are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses) or policyholder benefits and claims depending on the statement of operations classification of the direct risk. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   The estimated fair value of the embedded derivatives within funds withheld related to certain assumed reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in derivative liabilities and funds withheld at interest in the balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  EMBEDDED DERIVATIVES WITHIN ASSET AND LIABILITY HOST CONTRACTS

   Level 3 Valuation Techniques and Key Inputs:

   ASSUMED GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   REINSURANCE CEDED ON CERTAIN GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in " -- Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

   EMBEDDED DERIVATIVES WITHIN FUNDS WITHHELD RELATED TO CERTAIN ASSUMED REINSURANCE

     These embedded derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

 TRANSFERS BETWEEN LEVELS

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  TRANSFERS BETWEEN LEVELS 1 AND 2:

     There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  TRANSFERS INTO OR OUT OF LEVEL 3:

     Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

     Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

     Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

   The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                        DECEMBER 31, 2013
                                                                                    --------------------------
                                                              SIGNIFICANT                             WEIGHTED
                            VALUATION TECHNIQUES           UNOBSERVABLE INPUTS          RANGE        AVERAGE (1)
                       -------------------------------- --------------------------  -------------    -----------
FIXED MATURITY SECURITIES: (3)
 U.S. corporate and
  foreign corporate... Matrix pricing                   Credit spreads (4)             95  -     95       95
                                                        Illiquidity premium (4)        30  -     30       30
                       ------------------------------------------------------------------------------------------
 CMBS................. Matrix pricing and discounted    Credit spreads (4)
                         cash flow                                                    215  -    215      215
                       Market pricing                   Quoted prices (5)             104  -    104      104
                       Consensus pricing                Offered quotes (5)             90  -     92       91
                       ------------------------------------------------------------------------------------------
DERIVATIVES:
 Equity market........ Present value techniques         Volatility (7)                 13% -     28%
                          or option pricing models      Correlation (9)                60% -     60%
                       ------------------------------------------------------------------------------------------
EMBEDDED DERIVATIVES:
 Assumed and ceded     Option pricing techniques        Mortality rates:                0% -   0.10%
  guaranteed minimum                                        Ages 0 - 40
  benefits............
                                                            Ages 41 - 60             0.04% -   0.65%
                                                            Ages 61 - 115            0.26% -    100%
                                                        Lapse rates:
                                                            Durations 1 -10          0.50% -    100%
                                                            Durations 11 -20            3% -    100%
                                                            Durations 21 -116           3% -    100%
                                                        Utilization rates              20% -     50%
                                                        Withdrawal rates             0.07% -     10%
                                                        Long-term equity            17.40% -     25%
                                                          volatilities
                                                        Nonperformance               0.03% -   0.44%
                                                          risk spread
                       ------------------------------------------------------------------------------------------

                                                                IMPACT OF
                                     DECEMBER 31, 2012         INCREASE IN
                                 --------------------------     INPUT ON
                                                   WEIGHTED     ESTIMATED
     VALUATION TECHNIQUES            RANGE        AVERAGE (1) FAIR VALUE (2)
-------------------------------- -------------    ----------- --------------


Matrix pricing                     103  -    499      168       Decrease
                                    30  -     30       30       Decrease
-----------------------------------------------------------------------------
Matrix pricing and discounted
  cash flow                                                   Decrease (6)
Market pricing                     104  -    104      104     Increase (6)
Consensus pricing                                             Increase (6)
-----------------------------------------------------------------------------

Present value techniques            13% -     32%             Increase (8)
   or option pricing models         65% -     65%
-----------------------------------------------------------------------------

Option pricing techniques            0% -   0.14%  Decrease (10)


                                  0.05% -   0.75%             Decrease (10)
                                  0.26% -    100%             Decrease (10)

                                  0.50% -    100%             Decrease (11)
                                     3% -    100%             Decrease (11)
                                   2.5% -    100%             Decrease (11)
                                    20% -     50%             Increase (12)
                                  0.07% -     20%                 (13)
                                 15.18% -     40%  Increase (14)

                                  0.10% -   1.72%  Decrease (15)

-----------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to assumed guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

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7. FAIR VALUE (CONTINUED)


(9)Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(10)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(11)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(14)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within embedded derivatives within funds withheld related to certain assumed reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                  FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                               -----------------------------------------------------------------------------
                                                     FIXED MATURITY SECURITIES:
                                               --------------------------------------
                                                FOREIGN    U.S.                       SHORT-TERM    EQUITY    NET EMBEDDED
                                               CORPORATE CORPORATE   CMBS      ABS    INVESTMENTS   MARKET   DERIVATIVES (6)
                                               --------- --------- --------- -------- ----------- ---------- ---------------
                                                                              (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2013:
Balance, January 1,........................... $  2,714  $  15,465 $  41,723 $  4,000  $  4,996   $  185,601  $(8,501,238)
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2).................
   Net investment income......................       11       (63)     (242)       --         4           --            --
   Net investment gains (losses)..............       --         --        --       --        --           --            --
   Net derivative gains (losses)..............       --         --        --       --        --    (425,674)     6,789,870
   Policyholder benefits and claims...........       --         --        --       --        --       18,720     (139,134)
  OCI.........................................     (25)      (652)   (1,828)       --        --          252       291,536
Purchases (3).................................       --         --    17,894       --        --        7,149            --
Sales (3).....................................  (2,700)    (8,680)        --       --   (5,000)           --            --
Settlements (3)...............................       --         --        --       --        --      (7,256)     (783,428)
Transfers into Level 3 (4)....................       --      3,847        --       --        --           --            --
Transfers out of Level 3 (4)..................       --         --        --  (4,000)        --           --            --
                                               --------  --------- --------- --------  --------   ----------  ------------
Balance, December 31,......................... $     --  $   9,917 $  57,547 $     --  $     --   $(221,208)  $(2,342,394)
                                               ========  ========= ========= ========  ========   ==========  ============
Changes in unrealized gains (losses) included
 in net income (loss): (5)
  Net investment income....................... $     --  $       4 $   (242) $     --  $     --   $       --  $         --
  Net investment gains (losses)............... $     --  $      -- $      -- $     --  $     --   $       --  $         --
  Net derivative gains (losses)............... $     --  $      -- $      -- $     --  $     --   $(414,667)  $  6,743,952
  Policyholder benefits and claims............ $     --  $      -- $      -- $     --  $     --   $   18,720  $  (134,839)

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                 ------------------------------------------------------------------------------------------------
                                       FIXED MATURITY SECURITIES:       EQUITY SECURITIES:
                                 -------------------------------------- ------------------
                                  FOREIGN    U.S.                         NON-REDEEMABLE   SHORT-TERM    EQUITY    NET EMBEDDED
                                 CORPORATE CORPORATE   CMBS      ABS     PREFERRED STOCK   INVESTMENTS   MARKET   DERIVATIVES (6)
                                 --------- --------- --------- -------- ------------------ ----------- ---------- ---------------
                                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
 2012:
Balance, January 1,............. $  2,533  $  15,114 $  41,724 $     --     $      --       $  39,967  $  844,062  $(7,033,096)
Total realized/unrealized gains
 (losses) included in:
  Net income
   (loss): (1), (2)
   Net investment income........       12       (16)     (164)       --            --              35          --            --
   Net investment gains
    (losses)....................       --         --        --       --            --              --          --            --
   Net derivative gains
    (losses)....................       --         --        --       --            --              --   (507,571)   (1,085,812)
   Policyholder benefits and
    claims......................       --         --        --       --            --              --      28,895        72,507
  OCI...........................      169        (4)       163       --            --              --     (2,565)       259,765
Purchases (3)...................       --      6,501        --    4,000            --           4,994      19,056            --
Sales (3).......................       --      (701)        --       --            --        (40,000)    (43,500)            --
Settlements (3).................       --         --        --       --            --              --   (152,776)     (714,602)
Transfers into
 Level 3 (4)....................       --         --        --       --            --              --          --            --
Transfers out of
 Level 3 (4)....................       --    (5,429)        --       --            --              --          --            --
                                 --------  --------- --------- --------     ---------       ---------  ----------  ------------
Balance, December 31,........... $  2,714  $  15,465 $  41,723 $  4,000     $      --       $   4,996  $  185,601  $(8,501,238)
                                 ========  ========= ========= ========     =========       =========  ==========  ============
Changes in unrealized gains
 (losses) included in net
 income (loss): (5)
  Net investment income......... $     11  $       9 $   (163) $     --     $      --       $       2  $       --  $         --
  Net investment gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $       --  $         --
  Net derivative gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $(498,377)  $(1,139,890)
  Policyholder benefits and
   claims....................... $     --  $      -- $      -- $     --     $      --       $      --  $   28,895  $     75,146

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                            FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                  ------------------------------------------------------------------------------------------
                                      FIXED MATURITY SECURITIES:     EQUITY SECURITIES:
                                  ---------------------------------- ------------------
                                   FOREIGN    U.S.                     NON-REDEEMABLE   SHORT-TERM   EQUITY    NET EMBEDDED
                                  CORPORATE CORPORATE   CMBS    ABS   PREFERRED STOCK   INVESTMENTS  MARKET   DERIVATIVES (6)
                                  --------- --------- -------  ----- ------------------ ----------- --------  ---------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2011:
Balance, January 1,..............  $2,673    $10,430  $    --  $  --    $      2,835     $  49,980  $124,720    $(3,660,494)
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.........      10          4     (104)    --              --            19        --             --
   Net investment gains
    (losses).....................      --          1       --     --            (292)           --        --             --
   Net derivative gains
    (losses).....................      --         --       --     --              --            --   563,864     (2,710,927)
   Policyholder benefits and
    claims.......................      --         --       --     --              --            --     7,131         70,390
  OCI............................    (150)      (511)     104     --             337            --       409       (120,058)
Purchases (3)....................      --         --   41,724     --              --        39,951   225,211             --
Sales (3)........................      --     (1,974)      --     --          (2,880)      (49,983)       --             --
Settlements (3)..................      --         --       --     --              --            --    (2,563)      (612,007)
Transfers into Level 3 (4).......      --      7,164       --     --              --            --        --             --
Transfers out of Level 3 (4).....      --         --       --     --              --            --   (74,710)            --
                                   ------    -------  -------  -----    ------------     ---------  --------    -----------
Balance, December 31,............  $2,533    $15,114  $41,724  $  --    $         --     $  39,967  $844,062    $(7,033,096)
                                   ======    =======  =======  =====    ============     =========  ========    ===========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
  Net investment income..........  $   10    $     4  $  (104) $  --    $         --     $      15  $     --    $        --
  Net investment gains (losses)..  $   --    $     1  $    --  $  --    $       (292)    $      --  $     --    $        --
  Net derivative gains (losses)..  $   --    $    --  $    --  $  --    $         --     $      --  $566,325    $ 2,735,936
  Policyholder benefits and
   claims........................  $   --    $    --  $    --  $  --    $         --     $      --  $  7,131    $   108,678

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and other comprehensive income
   (loss), are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, the obligation to return cash collateral received (included in other liabilities on the balance sheets) and short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                 DECEMBER 31, 2013
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  228,140  $  --  $  224,672 $ (161,249)   $   63,423
LIABILITIES
Debt -- affiliated.......................... $  575,118  $  --  $  592,278 $       --    $  592,278
Other liabilities........................... $    3,836  $  --  $    3,836 $       --    $    3,836

                                                                 DECEMBER 31, 2012
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  304,411  $  --  $  275,479 $  174,126    $  449,605
LIABILITIES
Debt -- affiliated.......................... $   75,118  $  --  $   82,174 $       --    $   82,174
Other liabilities........................... $       72  $  --  $       72 $       --    $       72

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 PREMIUMS, REINSURANCE AND OTHER RECEIVABLES

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   Premiums receivable and those amounts recoverable under reinsurance agreements determined to transfer significant risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented. Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 DEBT -- AFFILIATED

    The estimated fair value of debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 OTHER LIABILITIES

   Other liabilities consist primarily of interest payable. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. DEBT -- AFFILIATED

  The table below presents information for the Company's long-term and short-term debt-affiliated outstanding at:

                                                             DECEMBER 31,
                                                         --------------------
                                  INTEREST RATE MATURITY    2013      2012
                                  ------------- -------- ---------- ---------
                                                            (IN THOUSANDS)
                                                         --------------------
   SHORT-TERM AND LONG-TERM DEBT
    Surplus note.................     6.798%      2014   $   75,118 $  75,118
    Senior notes.................     2.470%      2015      500,000        --
                                                         ---------- ---------
      Total debt-affiliated......                        $  575,118 $  75,118
                                                         ========== =========

  On October 15, 2013, the Company issued $500.0 million of guaranteed senior notes, Series A, to various affiliates, maturing in 2015 with an interest rate of 2.47%.

  On September 27, 2012, the Holding Company assumed $750.0 million of the Company's senior notes with interest rates of 6.440% and 5.330%, payable to an affiliate. In exchange for the assumption of senior notes, the

                       EXETER REASSURANCE COMPANY, LTD.

8. DEBT -- AFFILIATED (CONTINUED)

Company issued to the Holding Company 75,000 shares of Series A 7.69% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On December 19, 2012, the Holding Company assumed $1,250.0 million of the Company's senior notes with interest rates of 7.440%, 5.640% and 5.860%, payable to various affiliates. In exchange for the assumption of senior notes, the Company issued to the Holding Company 125,000 shares of Series A 7.75% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On July 15, 2011, the Company issued a $500.0 million guaranteed senior note, Series A, to various affiliates, maturing in 2021 with an interest rate of 5.64%.

  On December 16, 2011, the Company issued a $500.0 million guaranteed senior note, Series B, to various affiliates, maturing in 2021 with an interest rate of 5.86%.

  Interest expense related to the Company's indebtedness, included in other expenses, was $7.7 million, $112.6 million and $83.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

 LETTERS OF CREDIT

   The Company had access to certain letter of credit agreements totaling $5,450.0 million in letter of credit capacity from various banks, either directly with the bank or indirectly through letters of credit available to the Holding Company for the benefit of the Company and certain other affiliates of the Holding Company. At December 31, 2013, the Company had $802.0 million in outstanding letters of credit. The letters of credit were used to collateralize assumed liabilities.

  Letters of credit outstanding as of December 31, 2013 were as follows:

                                                                USED BY    USED BY    REMAINING
BORROWER(S)                       EXPIRATION       CAPACITY   THE COMPANY AFFILIATES   UNUSED
----------------------------- ------------------ ------------ ----------- ---------- ------------
                                                        (IN THOUSANDS)
Exeter.......................  December 2027 (1) $    650,000 $  600,000  $       -- $     50,000
Holding Company and MetLife
  Funding, Inc............... September 2017 (1)    1,000,000         --      59,000      941,000
Holding Company and MetLife
  Funding, Inc...............        August 2016    3,000,000      2,000     130,789    2,867,211
Exeter, Holding Company &
  Missouri Reinsurance, Inc..          June 2016      500,000         --     490,000       10,000
Holding Company..............        August 2014      300,000    200,000     100,000           --
                                                 ------------ ----------  ---------- ------------
 Total.......................                    $  5,450,000 $  802,000  $  779,789 $  3,868,211
                                                 ============ ==========  ========== ============

--------

(1)The Holding Company is a guarantor under this agreement.

9. STOCKHOLDER'S EQUITY

  Effective October 1, 2013 in conjunction with the Company's redomestication to Delaware the stockholder's equity was restructured.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)

  Information regarding the restructure was as follows at:

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            COMMON STOCK
            Shares authorized................ 13,875,000 14,125,000
            Shares issued.................... 13,466,000 13,466,000
            Shares outstanding............... 13,466,000 13,466,000
            Par value per share..............      $0.01      $1.00

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            PREFERRED STOCK
            Shares authorized................    250,000    200,000
            Shares issued....................    200,000    200,000
            Shares outstanding...............    200,000    200,000
            Par value per share..............      $0.01      $1.00
            Liquidation preference per share.    $10,000    $10,000

PREFERRED STOCK

  On September 27, 2012, the Company issued to the Holding Company 75,000 shares of 7.69% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $750.0 million of the Company's senior notes. See Note 8.

  On December 19, 2012, the Company issued to the Holding Company 125,000 shares of 7.75% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $1,250.0 million of the Company's senior notes. See Note 8.

EQUITY

  Under Delaware Law, the Company is required to maintain minimum capital of $250 thousand. The Company was in compliance with this requirement at December 31, 2013.

  Under the Law, the Company was required to maintain net worth of $240 thousand. The Company was in compliance with this requirement at September 30, 2013 (prior to redomestication to Delaware) and December 31, 2012.

  During the year ended December 31, 2013, the Company received no capital contributions from the Holding Company. The Company received capital contributions of $800.0 million and $673.0 million in cash from the Holding Company during the years ended December 31, 2012 and 2011.

  During the years ended December 31, 2013, 2012 and 2011, the Holding Company paid and contributed, on the Company's behalf, $26.8 million, $33.4 million and $30.9 million, respectively, in the form of letter of credit fees.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


DIVIDEND RESTRICTIONS

  Under the strategic business plan of the company approved by the Delaware Insurance commissioner (the "Commissioner"), the company may not declare or pay dividend in any form to its parent without the approval of the Commissioner and in no event shall the Commissioner grant such approval if the dividend would result in the insolvency or impairment of the Company.

  The company paid non-cumulative perpetual preferred stock dividend to the Holding company of $132.5 million during the year ended December 31, 2013. The Company did not pay a dividend to the Holding Company during the years ended December 31, 2012 and 2011.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                       UNREALIZED      FOREIGN
                                                    INVESTMENT GAINS  CURRENCY
                                                    (LOSSES), NET OF TRANSLATION
                                                    RELATED OFFSETS  ADJUSTMENT     TOTAL
                                                    ---------------- ----------- -----------
                                                                 (IN THOUSANDS)
Balance at December 31, 2010.......................   $     3,341    $    39,291 $    42,632
OCI before reclassifications.......................        39,974       (15,751)      24,223
Income tax expense (benefit).......................      (13,991)             --    (13,991)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        29,324         23,540      52,864
Amounts reclassified from AOCI.....................       (4,425)             --     (4,425)
Income tax expense (benefit).......................         1,549             --       1,549
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,876)             --     (2,876)
                                                      -----------    ----------- -----------
Balance at December 31, 2011.......................        26,448         23,540      49,988
OCI before reclassifications.......................        29,412         13,028      42,440
Income tax expense (benefit).......................      (10,294)             --    (10,294)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        45,566         36,568      82,134
Amounts reclassified from AOCI.....................       (4,395)             --     (4,395)
Income tax expense (benefit).......................         1,538             --       1,538
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,857)             --     (2,857)
                                                      -----------    ----------- -----------
Balance at December 31, 2012.......................        42,709         36,568      79,277
OCI before reclassifications.......................      (54,557)         26,548    (28,009)
Income tax expense (benefit).......................        19,094             --      19,094
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...         7,246         63,116      70,362
Amounts reclassified from AOCI.....................       (2,077)             --     (2,077)
Income tax expense (benefit).......................           727             --         727
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (1,350)             --     (1,350)
                                                      -----------    ----------- -----------
Balance at December 31, 2013.......................   $     5,896    $    63,116 $    69,012
                                                      ===========    =========== ===========

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          STATEMENT OF OPERATIONS AND
AOCI COMPONENTS                                  AMOUNTS RECLASSIFIED FROM AOCI       COMPREHENSIVE INCOME (LOSS) LOCATION
------------------------------------------ ------------------------------------------ ------------------------------------
                                                    YEARS ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2013          2012           2011
                                           ------------ -------------- --------------
                                                         (IN THOUSANDS)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses)............................... $      2,066 $        4,387 $        4,426 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)...............................           11              8            (1) Net investment income
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), before income tax...........        2,077          4,395          4,425
   Income tax (expense) benefit...........        (727)        (1,538)        (1,549)
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), net income tax.............. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============
Total reclassification, net of income tax. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============

10. OTHER EXPENSES

  Information on other expenses was as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------
                                                     2013       2012       2011
                                                  ---------- ---------- ----------
                                                           (IN THOUSANDS)
Commissions...................................... $   11,775 $   11,116 $    9,155
Volume-related costs.............................     26,816     33,524     30,929
Affiliated costs of reinsurance..................     72,517        297     12,073
Capitalization of DAC............................    (2,013)    (1,760)    (2,955)
Amortization of DAC..............................   (21,146)     43,204     31,527
Interest expense on debt and debt issuance costs.      7,714    112,646     83,296
Premium taxes, licenses & fees...................         25          9         34
Professional services............................        468        858         84
Other............................................      5,051      6,947      5,740
                                                  ---------- ---------- ----------
  Total other expenses........................... $  101,207 $  206,841 $  169,883
                                                  ========== ========== ==========

CAPITALIZATION AND AMORTIZATION OF DAC

  See Note 2 for additional information on DAC including impacts of capitalization and amortization.

AFFILIATED EXPENSES

  Commissions, volume-related costs and capitalization and amortization of DAC include the impact of affiliated reinsurance transactions.

  See Notes 4 and 8 for a discussion of affiliated expenses included in the table above.

INTEREST EXPENSE ON DEBT

  See Note 8 for attribution of interest expense by debt issuance.

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX

  The provision for income tax was as follows:

                                                  YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                               2013         2012         2011
                                            ---------- -------------- ----------
                                                       (IN THOUSANDS)
Current:
 Federal................................... $(267,685) $    (363,174) $  273,521
 Foreign...................................         50             50         --
                                            ---------- -------------- ----------
                                             (267,635)      (363,124)    273,521
Deferred:
 Federal...................................    631,850    (1,092,375)  (179,444)
                                            ---------- -------------- ----------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $   94,077
                                            ========== ============== ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was follows:

                                                 YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               2013         2012        2011
                                            ---------- -------------- ---------
                                                      (IN THOUSANDS)
Tax provision at U.S. statutory rate....... $  362,691 $  (1,455,439) $  94,077
Tax effect of:
Other......................................      1,464             --        --
Tax exempt investment income...............         --           (60)        --
Prior year tax.............................         60             --        --
                                            ---------- -------------- ---------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $  94,077
                                            ========== ============== =========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       DECEMBER 31,
                                                 -------------------------
                                                     2013         2012
                                                 ------------ ------------
                                                      (IN THOUSANDS)
      Deferred income tax assets:
       Benefit, reinsurance and other reserves.. $    726,167 $  2,752,083
       Investments, including derivatives.......      821,544           --
       Net operating loss.......................       67,235           --
       Tax credits..............................          113           --
       Other....................................           --          753
                                                 ------------ ------------
                                                    1,615,059    2,752,836
                                                 ------------ ------------
      Deferred income tax liabilities:
       Net unrealized investment gains..........        3,176       22,997
       DAC......................................       35,280       33,288
       Investments, including derivatives.......           --      429,480
       Other....................................       47,139           --
                                                 ------------ ------------
                                                       85,595      485,765
                                                 ------------ ------------
      Net deferred income tax asset (liability). $  1,529,464 $  2,267,071
                                                 ============ ============

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX (CONTINUED)


  Domestic net operating carryforwards of $192,099 thousand at December 31, 2013 will expire beginning in 2028. Tax credit carryforwards of $113 thousand at December 31, 2013 will expire beginning in 2022.

  The lack of a valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will be realizable. In 2013, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize gross deferred tax assets. Accordingly, the Company has not recorded a valuation allowance against its gross deferred tax assets. The Company has determined that a valuation allowance against its deferred tax assets is not appropriate as of the year ended December 31, 2012.

  Prior to October 1, 2013, the Company was registered as an exempted company pursuant to the Companies Law of the Cayman Islands. No local income, profits or capital gains taxes are levied in the Cayman Islands at the current time. As a result, no provision for such taxes is recorded by the Company.

  Prior to the re-domestication, the Company made an election to be treated as an U.S. Domestic entity under Internal Revenue Code Section ("Sec.") 953(d). The election under Sec. 953(d) is valid through December 31, 2013. The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Code. Pursuant to this tax sharing agreement, the amount due from the Holding Company was $196.6 million and $261.7 million at December 31, 2013 and 2012, respectively.

  The Company files income tax returns with the U.S. federal government and is under continuous examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2003, with the exception of the period October 31, 2000 through December 31, 2000. The IRS audit cycle for the years 2003 through 2006, which began in April 2010, is expected to conclude in 2014. It is not expected to have a material impact on the financial statements. As of December 31, 2013, the Company had no liability for unrecognized tax benefits.

12. CONTINGENCIES AND COMMITMENTS

  There is no pending or threatened litigation, claim or assessment against the Company that would constitute a material loss contingency.

  Various litigation, claims or assessments against the Company may arise in the ordinary course of the Company's business. Liabilities for litigations, claims or assessments are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company regularly reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. Based on information currently known by the Company's management, in its opinion, there are no current legal proceedings, likely to have such an effect. However, it is possible that an adverse outcome in a litigation matter, should such a litigation matter arise in the future, could have a material effect on the Company's net income or cash flows.

                       EXETER REASSURANCE COMPANY, LTD.

13. OTHER RELATED PARTY TRANSACTIONS

  The Company had net payables to affiliates of $593 thousand and $877 thousand at December 31, 2013 and 2012, respectively. These payables exclude affiliated reinsurance balances discussed in Note 4 and affiliated debt balances discussed in Note 8.

  See Note 5 for additional related party transactions.

14. SUBSEQUENT EVENTS

  In anticipation of the Mergers, certain risks formerly reinsured by Exeter were re-directed to affiliates through various forms of transactions. For certain risks that were re-directed in October 2014 and November 2014, the agreement terms included that the initial settlement amounts were to be based upon the reinsurance balances at September 30, 2014. The estimated impacts of these transactions to Exeter were a decrease in cash and invested assets of $2.6 billion, a decrease in future policy benefits of $500 million, a decrease in policyholder account balances of $1.2 billion and a decrease in other policy-related balances of $800 million. Also as a result of these transactions, Exeter recorded an estimated net loss of $100 million during the fourth quarter of 2014. These estimated amounts will be adjusted to actual settlement amounts by January 2015, in accordance with the applicable reinsurance recapture agreements' terms. The Company expects to enter into another affiliated reinsurance transaction on or around November 10, 2014. The estimated impacts, based upon the account balances at September 30, 2014, are a decrease in cash and invested assets of $400 million, a decrease in future policy benefits of $500 million, offset by an increase in other policy-related balances of $100 million. It is likely that the final settlement amounts of these reinsurance transactions, that will consider additional available information, will differ from the estimated amounts and it is possible the differences may be material.

                               FLEXIBLE PREMIUM

                       VARIABLE LIFE INSURANCE POLICIES

             JOINT AND LAST SURVIVOR POLICY AND SINGLE LIFE POLICY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)


                                APRIL 28, 2008

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated April 28, 2008 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614.


                                     SAI-1

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
  MetLife Investors..................................................... SAI-3
  The Separate Account.................................................. SAI-3
  Adjustment of Charges................................................. SAI-3
  Disregard of Voting Instructions...................................... SAI-4
  Performance Data...................................................... SAI-4
  Illustrations......................................................... SAI-4
  Registration Statement................................................ SAI-4
  Misstatement of Age or Sex Corrections................................ SAI-4
  Our Right to Contest.................................................. SAI-5
  Reports to Owners..................................................... SAI-5
  Experts............................................................... SAI-5
  Distribution.......................................................... SAI-5
  Financial Statements..................................................

                                     SAI-2

METLIFE INVESTORS

MetLife Investors Insurance Company was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a subsidiary of MetLife, Inc., a publicly-traded company that is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company on February 12, 2001. On October 1, 2004 we became a direct subsidiary of MetLife, Inc.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. As of December 31, 2007, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. As of December 31, 2007, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York, and Vermont.

THE SEPARATE ACCOUNT

We established the separate account, MetLife Investors Variable Life Account One on October 23, 1991 to hold certain of the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

ADJUSTMENT OF CHARGES

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more Policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

                                     SAI-3

DISREGARD OF VOTING INSTRUCTIONS

We may, when required to do so by state insurance authorities, vote shares of the Investment Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Investment Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or Federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

PERFORMANCE DATA

We may provide information concerning the historical investment experience of the Investment Funds, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Investment Funds. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, and the selection and issue expense charge, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the mortality and expense risk charge and the fees and expenses of the underlying Investment Funds. The net rates of return show performance from the inception of the Investment Funds, which in some instances, may precede the Fund's inclusion in the Separate Account.

ILLUSTRATIONS

We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or Insured's characteristics. The illustrations are intended to show how the Death Benefit, Cash Surrender Value, and Cash Value could vary over an extended period of time assuming hypothetical gross rates of return (I.E., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as Face Amount, premium payments, Insured, risk class, and death benefit option. Illustrations will disclose the specified assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

The illustrated Death Benefit, Cash Surrender Value, and Cash Value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual average gross rates of return equaled the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

REGISTRATION STATEMENT

The prospectus and this SAI omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

MISSTATEMENT OF AGE OR SEX CORRECTIONS

If there is a misstatement of age or sex in the application, the amount of the death benefit will be that which would be purchased by the most recent monthly cost of insurance charge at the correct age or sex. If we make any payment or Policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

                                     SAI-4

OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. With respect to the Single Life Policy, we cannot contest an increase in Face Amount with regard to material misstatements made concerning such increase after it has been in force during the Insured's lifetime for two years from the effective date of the increase. If the Policy is reinstated, the two-year period for contesting material misstatements is measured from the date of approval of the reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, while sane or insane, the benefit payable will be limited to premiums paid less Indebtedness and less any partial withdrawals. With respect to the Single Life Policy, while sane or insane, if the Insured commits suicide within two years after the date of any increase in Face Amount, the death benefit for that increase will be limited to the monthly deductions for the increase. Depending on the state where your Policy was issued, additional provisions regarding suicide may apply. Please refer to your Policy.

REPORTS TO OWNERS

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM [2007 Financial Statements
Omitted]

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for income taxes, as required by accounting guidance adopted on January 1, 2007, and includes an explanatory paragraph referring to the fact that the Company's 2006 and 2005 financial statements have been restated), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company (the "Guarantor") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for deferred acquisition costs, and for income taxes, as required by new accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

EXPERTS

Paul L. LeClair, FSA, MAAA, Vice President of MetLife Investors has examined actuarial matters included in the Registration Statement, as stated in his opinion filed as an exhibit to the Registration Statement.


DISTRIBUTION

Information about the distribution of the Policies is contained in the prospectus. (See "Other Information - Distribution.") Additional information is provided below.

The Policies are offered to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

                                     SAI-5

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation and its principal office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. Distributor is an indirect wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor received sales compensation with respect to the Separate Account in the following amounts during the periods indicated:


                    AGGREGATE AMOUNT OF AGGREGATE AMOUNT OF COMMISSIONS
                    COMMISSIONS PAID TO  RETAINED BY DISTRIBUTOR AFTER
        FISCAL YEAR     DISTRIBUTOR        PAYMENTS TO SELLING FIRMS
        ----------- ------------------- -------------------------------
           2007....     $  780,713                    $0
           2006....     $  644,365                    $0
           2005....     $2,108,717                    $0


Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the Policies.


As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms for sales of all variable insurance products during 2007 ranged from $4,671,999 to $8,808. The amount of commissions paid to selected selling firms for sales of all variable insurance products during 2007 ranged from $31,715,674 to $0. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms for sales of all variable insurance products during 2007 ranged from $36,387,673 to $8,808. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliate First MetLife Investors Insurance Company.

The following list sets forth the names of selling firms that received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B. Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifel, Nicolaus & Co., Incorporated
UBS Financial Services
Wachovia Securities, LLC

                                     SAI-6

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS

(a)    1.        Resolutions of the Board of Directors of MetLife Investors
                 Insurance Company authorizing establishment of the Separate
                 Account (Incorporated herein by reference to Registrant's
                 Registration Statement on Form S-6 (File 333-17963) filed on December 16, 1996.)


       2. Resolutions of the Board of Directors of MetLife Investors Insurance Company (including Agreement and Plan of Merger attached as Exhibit A to the resolutions)(adopted August 13,
                 2014) (Filed herewith.)

       3. Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing acceptance of the Separate Account (adopted September 17, 2014) (Filed herewith.)

(b)              None

(c)    1.(i)     Distribution and Principal Underwriting Agreement between
                 MetLife Insurance Company of Connecticut and MetLife
                 Investors Distribution Company (effective November 24,
                 2009) (Incorporated herein by reference to Exhibit (c)7 to Post-Effective Amendment No. 15 to MetLife of CT Fund UL III for Variable Life Insurance's Registration Statement on Form
                 N-6 (File No. 333-71349) filed April 9, 2009.)

       (ii) Amendment to the Distribution and Principal Underwriting Agreement between MetLife Insurance Company of
                 Connecticut and MetLife Investors Distribution Company (dated August 18, 2014) (Filed herewith.)

       2. Enterprise Selling Agreement between MetLife Investors Distribution Company and broker-dealers dated September
                 2012. (Incorporated herein by reference to Exhibit (d) to Post-Effective Amendment No. 23 to MetLife of CT Separate
                 Account Eleven for Variable Annuities' Registration Statement on Form N-4 (File No. 333-101778) filed April 3, 2013.)

(d)    1.        Flexible Premium Joint and Last Survivor Variable Life
                 Insurance Policy (Incorporated herein by reference to Exhibit
                 A. 5 of the Registrant's Registration Statement on Form S-6
                 (File No. 333-83165) filed July 19, 1999.)

       2. Flexible Premium Variable Life Insurance Policy (Incorporated herein by reference to Exhibit A. 5 of the Registrant's Registration Statement on Form S-6 (File No. 333-83197) filed July 19, 1999.)

       3.        Riders to the Joint and Survivor Policy:
                 Anniversary Partial Withdrawal Rider
                 Divorce Split Policy Rider
                 Estate Preservation Term Rider
                 Joint Supplemental Coverage Rider
                 Lifetime Coverage Rider
                 Secondary Guarantee Rider
                 Waiver of Specified Premium Rider
                 (Incorporated herein by reference to Exhibits A.5(a)-(h) of the Registrant's Registration Statement on Form S-6 (File No. 333-83165)filed July 19, 1999.)

       4.        Riders to the Variable Life  Policy:
                 Acceleration of Death Benefit Rider
                 Anniversary Partial Withdrawal Rider
                 Guaranteed Survivor Plus Purchase Option Rider
                 Lifetime Coverage Rider
                 Secondary Guarantee Rider
                 Supplemental Coverage Rider
                 Waiver of Monthly Deduction Rider
                 Waiver of Specified Premium Rider
                 (Incorporated herein by reference to Exhibits A.5(a)-(j) of the Registrant's Registration Statement on Form S-6 (File No. 333-83197)filed July 19, 1999.)

       5. Merger Endorsement (effective November 14, 2014) (MetLife Investors Insurance Company merged into MetLife Insurance Company USA)(Filed herewith.)

(e)    1.        Application Forms-Joint and Last Survivor Variable Life Policy
                 (Incorporated herein by reference to Exhibit A. 10 of the Registrant's Registration Statement on Form S-6 (File No.
                 333-83165) filed July 19, 1999.)

       2.        Application Forms-Variable Life Insurance Policy
                 (Incorporated herein by reference to Exhibit A. 10 of the Registrant's Registration Statement on Form S-6 (File No. 333-83197)filed July 19, 1999.)

       3. Enterprise Application for Policy (Incorporated herein by reference to Exhibit (e)(iv) to Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-6 (File No. 333-69522)filed April 29, 2005.)

(f)    1.        Copy of the Certificate of Incorporation of the Company and
                 Certificate of Amendment (effective November 14, 2014).
                 (Filed herewith.)

       2.        Copy of the By-Laws of the Company. (Filed herewith.)

(g)              None

(h)    1.(i)     Participation Agreement among Metropolitan Series Fund,
                 Inc., MetLife Advisers, LLC, MetLife Investors Distribution
                 Company and MetLife Insurance Company of Connecticut effective August 31, 2007. (Incorporated herein by reference to Exhibit 8(e) to Post-Effective Amendment No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
                 Registration Statement on Form N-4 (File No. 333-65926) filed
                 October 31, 2007.)

       (ii)      Amendment dated April 30, 2010 to the Participation
                 Agreement dated August 31, 2007 by and among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance
                 Company of Connecticut. (Incorporated herein by reference to Exhibit 8(b)(iii) to Post-Effective Amendment No. 4 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on Form N-4 (File No. 333-152189) filed April 4, 2012.)

       2.(i) Participation Agreement among Met Investors Series Trust, Met Investors Advisory, LLC, MetLife Investors Distribution Company, The Travelers Insurance Company and The
                 Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to the Travelers Fund ABD for Variable Annuities' Registration Statement on Form N-4 (File No. 033-65343) filed April 6, 2006.)

        (ii) First Amendment dated May 1, 2009 to the Participation Agreement dated November 1, 2005 by and among Met Investors Series Trust, MetLife Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance Company of Connecticut. (Incorporated herein by reference to Exhibit 8(a)(i) to Post-Effective

                 Amendment No. 4 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on Form N-4
                 (File No. 333-152189) filed April 4, 2012.)

       (iii) Amendment dated April 30, 2010 to the Participation Agreement dated November 1, 2005 by and among Met
                 Investors Series Trust, MetLife Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance
                 Company of Connecticut. (Incorporated herein by reference to Exhibit 8(a)(ii) to Post-Effective Amendment No. 4 to MetLife of CT Separate Account Eleven for Variable Annuities Registration Statement on Form N-4 (File No. 333-152189) filed April 4, 2012.)

       (iv) Amendment to the Participation Agreement with Met Investors Series Trust. (Filed herewith.)

(i)              None

(j)              None

(k) Opinion and Consent of Nancy H. Badeer, Esq. as to the legality of the securities being registered. (Filed herewith.)

(l) Actuarial Opinion and Consent. (Incorporated herein by reference to Exhibit (l) of Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form N-6
                 (File No. 333-69522) filed April 22, 2008.)

(m) Calculation Exhibit. (Incorporated herein by reference to Exhibit (m) of Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form N-6 (File No. 333-69522) filed April 22, 2008.)

(n)              Consent of Independent Registered Public Accounting Firm.
                 (Filed herewith.)

(o)              None

(p)              None

(q)              None

(r)              Powers of Attorney. (Filed herewith.)

ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

The following are the officers and directors who are engaged directly or indirectly in activities relating to the Registrant or the variable life insurance contracts offered by the Registrant and the executive officers of the
Company:

Name and Principal Business Address    Positions and Offices with Depositor
-----------------------------------    -----------------------------------------
Eric T. Steigerwalt                    Director, Chairman of the Board,
Gragg Building                         President and Chief Executive Officer
11225 North Community House Road
Charlotte, NC 28277

Elizabeth M. Forget                    Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gene L. Lunman                         Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Peter M. Carlson                       Executive Vice President and Chief
1095 Avenue of the Americas            Accounting Officer
New York, NY 10036

Steven J. Goulart                      Executive Vice President and Chief
10 Park Avenue                         Investment Officer
Morristown, NJ 07962

Robin Lenna                            Executive Vice President
200 Park Avenue, 12th Floor
New York, NY 10166

Ricardo A. Anzaldua                    Executive Vice President and General Counsel
1095 Avenue of the Americas
New York, NY 10036

Anant Bhalla                           Senior Vice President and Chief Financial
Gragg Building                         Officer
11225 North Community House Road
Charlotte, NC 28277

Marlene B. Debel                       Senior Vice President and Treasurer
1095 Avenue of the Americas
New York, NY 10036

Jason P. Manske                        Senior Vice President and Chief Hedging
10 Park Avenue                         Officer
Morristown, NJ 07962

Stewart M. Ashkenazy                   Vice President and Senior Actuary and Illustration Actuary
1095 Avenue of the Americas
New York, NY 10036

Scott E. Andrews                       Vice President
4700 Westown Pwky
Suite 200
West Des Moines, IA 50266

Grant Barrans                          Vice President
600 North King Street
Wilmington, DE 19801

Roberto Baron                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Henry W. Blaylock                      Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Steven J. Brash                        Senior Vice President
227 Park Avenue
46th Floor
New York, NY 10172

Timothy J. Brown                       Vice President
501 Route 22
Bridgewater, NJ 08807

Jeffrey P. Halperin                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Adam M. Hodes                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

S. Peter Headley                       Vice President and Assistant Secretary
10801 Mastin Boulevard
Suite 930
Overland Park, KS 66210

Regynald Heurtelou                     Vice President
334 Madison Avenue
Morristown, NJ 07960

Gregory E. Illson                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Name and Principal Business Address     Positions and Offices with Depositor
Andrew Kaniuk                           Vice President and Senior Actuary
501 Route 22
Bridgewater, NJ 08807

Christopher A. Kremer                   Vice President and Actuary
One Financial Center, 21st Floor
Boston, MA 02111

Cynthia A. Mallett Kosakowski           Vice President
One Financial Center
20th Floor
Boston, MA 02111

John Peter Kyne, III                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Lisa S. Kuklinski                       Vice President and Senior Actuary
1095 Avenue of the Americas
New York, NY 10036

Andrew T. Aoyama                        Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Mark J. Davis                           Vice President
501 Route 22
Bridgewater, NJ 08807

Lynn A. Dumais                          Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Geoffrey A. Fradkin                     Vice President
501 Route 22
Bridgewater, NJ 08807

Judith A. Gulotta                       Vice President
10 Park Avenue
Morristown, NJ 07962

John J. Iwanicki                        Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                        Vice President
One Financial Center, 21st Floor
Boston, MA 02111

Derrick L. Kelson                       Vice President
1200 Abernathy Road
Suite 1400
Atlanta, GA 30328

James W. Koeger                         Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Timothy J. McLinden                     Vice President
227 Park Avenue
46th Floor
New York, NY 10172

Enid M. Reichert                        Vice President and Actuary
501 Route 22
Bridgewater, NJ 08807

James J. Reilly                         Vice President
One Financial Center
21st Floor
Boston, MA 02111

Mark S. Reilly                          Vice President and Illustration Actuary
Woodward Building
11215 North Community House Road
Charlotte, NC 28277

Thomas J. Schuster                      Vice President
200 Park Avenue, 12th Floor
New York, NY 10166

Steven G. Sorrentino                    Vice President and Actuary and Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

 Name and Principal Business Address      Positions and Offices with Depositor
 Robert L. Staffier, Jr.                  Vice President
 1 MetLife Plaza
 27-01 Queens Plaza North
 Long Island City, NY 11101

 Nan D. Tecotzky                          Vice President
 200 Park Avenue, 12th Floor
 New York, NY 10166

 Mark H. Wilsmann                         Vice President
 10 Park Avenue
 Morristown, NJ 07962

 Marian J. Zeldin                         Vice President and Actuary
 501 Route 22
 Bridgewater, NJ 08807

 Jacob M. Jenkelowitz                     Secretary
 1095 Avenue of the Americans
 New York, NY 10036

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT.

The Registrant is a separate account of MetLife Insurance Company USA under Delaware insurance law. MetLife Insurance Company USA is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF June 30, 2014

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2014. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (DE)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by ITAS.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Newbury Insurance Company, Limited (DE)

L.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

M.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b) MetLife Insurance Limited (Australia) - 91.16468% of MetLife Insurance Limited (Australia) is owned by MetLife Ireland Treasury Limited and 8.83532% is owned by MetLife Global Holdings Corp. S.A. de C.V.

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE/Ireland) - 99.7% is owned by MetLife Global Holdings Corporation S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de
                                    C.V.(Mexico) - 99% is owned by MetLife
                                    Mexico S.A. and 1% is owned by MetLife
                                    Mexico Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited) (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        e)    GlobalMKT S.A. (Uruguay)

      17.   MetLife Asia Limited (Hong Kong)

      18. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

      19. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

N.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      34.   Euro CL Investments, LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42.   ML Bridgeside Apartments LLC (DE)

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      62. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   Marketplace Residences, LLC (DE)

      64.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      65.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      66.   Haskell East Village, LLC (DE)

      67. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 16.9% by MetLife Investors USA Insurance Company and 12.071% by MetLife Insurance Company of Connecticut.

      68.   ML Terraces, LLC (DE)

      69.   Chestnut Flats Wind, LLC (DE)

      70.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. MetLife 425 MKT Member, LLC is the managing member of 425 MKT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      71.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston and the remaining 0.1% is owned by third parties.

                      1)   Dewey Square Tower Associates, LLC (MA)

      72. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MICC.

      73. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MICC.

      74. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 5.762% by MICC, 5.762% by MLI USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Management, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      75.   MetLife CB W/A, LLC (DE)

      76. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MICC.

      77.   10700 Wilshire, LLC (DE)

      78.   Viridian Miracle Mile, LLC (DE)

      79.   MetLife Canada Solar ULC (Canada)

      80. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 20.2% by MICC, 5.4% by GALIC and 5% by MLI USA.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i)   555 12 REIT, LLC (DE)

O.    MetLife Capital Trust IV (DE)

P. MetLife Insurance Company of Connecticut ("MICC") (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MICC and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MICC.

      8.    MetLife USA Assignment Company (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MICC and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company ("MLI USA") (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MICC and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      20. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MICC, 22.2% by MLIC and 50% by a third party.

Q.    MetLife Reinsurance Company of South Carolina (SC)

R.    MetLife Investment Management, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Alico Life Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b)   MetLife International PE Fund II, LP (Cayman Islands)

           c) MetLife International HF Partners, LP (Cayman Islands) - The General Partnership Interests of MetLife International HF Partners, LP is held by MetLife Alternatives GP, LLC; 91.49% of the Limited Partnership Interests is owned by MetLife Alico Life Insurance K.K. and 8.51% is owned by MetLife Insurance Company of Korea Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company of Connecticut owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC and MCP 3040 Port Oak, LLC

S.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

T.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

U.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

V.    MetLife Capital Trust X (DE)

W.    Cova Life Management Company (DE)

X.    MetLife Reinsurance Company of Charleston (SC)

Y.    MetLife Reinsurance Company of Vermont (VT)

Z.    Delaware American Life Insurance Company (DE)

AA.   Federal Flood Certification LLC (TX)

AB.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

               b)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii) ALICO European Holdings Limited (Ireland)

                       aa) ZAO Master D (Russia)

                           1) Closed Joint Stock Company MetLife Insurance
                              Company (Russia) - 51% of Closed Joint Stock
                              Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9836% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (APF) (Romania) - 99.99% of APF is owned by Metropolitan Life Asigurari S.A. and 0.01% is owned by ITAS.

                       ll) MetLife AMSLICO poist'ovna, a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) MetLife Towarzystwo Ubiezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           a) MetLife Services Sp z.o.o. (Poland)

                           b) MetLife Towartzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

                       pp) ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                           (Bulgaria)

                       qq) MetLife Alico Life Insurance Company S.A. (Greece)

                           a) ALICO Mutual Fund Management Company (Greece) -
                              90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. ALICO Trustees U.K. Ltd. (United Kingdom) - 50% of ALICO Trustees U.K. Ltd. is owned by ALICO and the remaining interest is owned by ITAS.

      9. PJSC MetLife (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      10.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      11. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      12.   ALICO Operations Inc. (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      13. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.9899823% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100106% is owned by ITAS and the remaining interests are owned by third parties.

      14. MetLife Mas, S.A. de C.V. (Mexico) - 99.9997546% of MetLife Mas, SA de CV is owned by ALICO and 0.0002454% is owned by ITAS.

      15. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      16. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      17.   Alpha Properties, Inc. (USA-Delaware)

      18.   Beta Properties, Inc. (USA-Delaware)

      19.   Delta Properties Japan, Inc. (USA-Delaware)

      20.   Epsilon Properties Japan, Inc. (USA-Delaware)

      21.   Iris Properties, Inc. (USA-Delaware)

      22.   Kappa Properties Japan, Inc. (USA-Delaware)

AC.   MetLife Global Benefits, Ltd. (Cayman Islands)

AD. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AE.   MetLife Consumer Services, Inc. (DE)

AF.   MetLife Reinsurance Company of Delaware (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 29. INDEMNIFICATION

As described in their respective governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter")) and the Depositor, each of which is incorporated in the state of Delaware, shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of the respective company, under certain circumstances, against liabilities and expenses incurred by such person (except, with regard to the Depositor, as described below regarding MetLife Employees).

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject to any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.

MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, Inc. are covered. MetLife, Inc. also has secured a Financial Institutions Bond.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person or the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies:

Met Investors Series Trust
Metropolitan Series Fund
First MetLife Investors Variable Annuity Account One
General American Separate Account Two
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
New England Life Retirement Investment Account
New England Variable Annuity Fund I
New England Variable Annuity Separate Account
New England Variable Life Separate Account
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Separate Account No. 13S

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.

Name and Principal Business Office    Positions and Offices with Underwriter
----------------------------------    ------------------------------------------
Elizabeth M. Forget                   Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Paul A. LaPiana                       Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gerard Nigro                          Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lance Carlson                         President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Kieran R. Mullins                     Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Barbara A. Dare                       Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John P. Kyne, III                     Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Donald Leintz                         Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John G. Martinez                      Vice President and Chief Financial Officer
18210 Crane Nest Drive
Tampa, FL 33647

Tyla L. Reynolds                      Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                      Treasurer
1095 Avenue of the Americas
New York, NY 10036

(c) Compensation from the Registrant.

     The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                             (3)
                                    (2)                COMPENSATION ON
        (1)                  NET UNDERWRITING        EVENTS OCCASIONING               (4)                      (5)
  NAME OF PRINCIPAL            DISCOUNTS AND         THE DEDUCTION OF A            BROKERAGE                  OTHER
    UNDERWRITER                 COMMISSIONS          DEFERRED SALES LOAD          COMMISSIONS             COMPENSATION
----------------------     --------------------     --------------------     --------------------     --------------------
MetLife Investors
  Distribution Company     $             23,664     $                  0     $                  0     $                  0


Commissions are paid by the Company directly to agents who are registered representatives of broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

The following companies will maintain possession of the documents required by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a)  Registrant

     (b)  MetLife Insurance Company USA
          11225 North Community House Road
          Charlotte, NC 28277

     (c)  MetLife Investors Distribution Company
          1095 Avenue of the Americas
          New York, NY 10036

     (d)  Metropolitan Life Insurance Company
          200 Park Avenue
          New York, NY 10066

     (e)  Metropolitan Life Insurance Company
          18210 Crane Nest Drive
          Tampa, FL 33647

     (f)  Metropolitan Life Insurance Company
          One Financial Center
          Boston, MA 02111

     (g)  State Street Bank & Trust Company
          225 Franklin Street
          Boston, MA 02110

ITEM 32. MANAGEMENT SERVICES

     Not applicable

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company USA represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by MetLife Insurance Company USA.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MetLife Investors Variable Life Account One, has caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 14th day of November, 2014.

                                MetLife Investors Variable Life Account One

                                By: MetLife Insurance Company USA

                                By: /s/ Karen A. Johnson
                                    -----------------------------------------
                                    Karen A. Johnson
                                    Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MetLife Insurance Company USA has caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 14th day of November, 2014.

                                   MetLife Insurance Company USA

                                   By: /s/ Karen A. Johnson
                                       -----------------------------------------
                                       Karen A. Johnson
                                       Vice President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on November 14, 2014.

Signature                                          Title
---------------------------    -------------------------------------------------
             *                 Chairman of the Board, President and
---------------------------    Chief Executive Officer and a Director
Eric T. Steigerwalt

             *                 Director and Senior Vice President
---------------------------
Elizabeth M. Forget

             *                 Director and Senior Vice President
---------------------------
Gene L. Lunman

             *                 Senior Vice President and Chief Financial
---------------------------    Officer
Anant Bhalla

             *                 Executive Vice President and Chief Accounting
---------------------------    Officer
Peter M. Carlson

By: /s/ Michele H. Abate.
    ----------------------------
    Michele H. Abate, Esq.
    Attorney-in-fact

* Executed by Michele H. Abate, Esq. on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                 Exhibit Index

(a)    2.         Resolutions of the Board of Directors of MetLife Investors
                  Insurance Company (including Agreement and Plan of Merger attached as Exhibit A to the resolutions)

       3. Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Separate Account

(c)    1.(ii)     Amendment to the Distribution and Principal Underwriting
                  Agreement

(d)    5.         Merger Endorsement (effective November 14, 2014)

(f)    1.         Copy of Certificate of Incorporation of the Company and
                  Certificate of Amendment

       2.         Copy of the By-Laws of the Company

(h)    2. (iv)    Amendment to the Participation Agreement with Met
                  Investors Series Trust

(k) Opinion and Consent of Nancy H. Badeer, Esq. as to the legality of the securities being registered.

(n) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

(r)               Powers of Attorney